Exhibit 99.1

Information

on the Spin-Off

of the

LANXESS Subgroup

Forward-looking statements

This brochure contains certain forward-looking statements that reflect the current assumptions and forecasts of the Management of Bayer AG or LANXESS AG. Various known and unknown risks, uncertainties and other factors could cause the actual future results, financial position, development or performance of Bayer AG or LANXESS AG to differ materially from the estimations expressed or implied herein. These factors include those discussed in Bayer AG’s management and interim reports filed with the Frankfurt Stock Exchange and the reports filed with the U.S. Securities and Exchange Commission (SEC) (including Form 20-F). Bayer AG and LANXESS AG assume no obligation whatsoever to update these forward-looking statements or to adjust them to future events or developments.

Publisher:
Bayer AG, 51368 Leverkusen,
Germany

Content

A.	Spin-Off and Acquisition Agreement between Bayer Aktiengesellschaft and LANXESS Aktiengesellschaft	4
B.	Master Agreement between Bayer Aktiengesellschaft and LANXESS Aktiengesellschaft	31
C.	Joint Spin-Off Report of the Boards of Management of Bayer Aktiengesellschaft and of LANXESS Aktiengesellschaft concerning the Spin-Off of the LANXESS Subgroup	65
D.	Future Articles of Association of LANXESS Aktiengesellschaft	333
E.	Information on the Convertible Bonds	345
F.	Auditors’ Report on the Spin-Off	370

A.

Spin-Off and Acquisition Agreement
between Bayer Aktiengesellschaft and LANXESS Aktiengesellschaft

(without Appendices)

This document is a non-binding convenience translation of the German-language original. In case of any discrepancy between the English and German versions, the German-language original shall prevail.

Spin-Off and Acquisition Agreement

between

Bayer Aktiengesellschaft, Leverkusen,
as transferor company

and

LANXESS Aktiengesellschaft, Leverkusen,
as transferee company

Contents

I. Preamble	9
II. Spin-Off, Spin-Off Date, Spin-Off Balance Sheet and Final Balance Sheet	10
§ 1 Spin-Off	10
§ 2 Spin-Off Date	11
§ 3 Spin-Off Balance Sheet and Final Balance Sheet	11
III. Spin-Off Assets and Liabilities	12
§ 4 Spin-Off Shareholdings	13
§ 5 Transfer of Agreements Allocable to the LANXESS Corporate Center	13
§ 6 Transfer of Office and Business Equipment Allocable to the LANXESS Corporate Center	14
§ 7 Transfer of Claims and Liabilities Allocable to the LANXESS Corporate Center	14
§ 8 Pension Liabilities and Pension Provisions	15
§ 9 Other Spin-Off Assets and Liabilities	17
IV. Methods of Transfer	17
§ 10 Consummation	17
§ 11 Catch-All Provisions	17
§ 12 Duty to Cooperate	18
§ 13 Protection of Creditors and Internal Compensation	19
§ 14 Exclusion of Claims	20
V. Consideration and Capital Stock Measures	20
§ 15 Grant of No-Par Shares, Trustee and Capital Stock Measures	20
§ 16 Grant of Special Rights	21
§ 17 Grant of Special Advantages	22
VI. Effects of the Spin-Off for Employees and their Representative Bodies	23
§ 18 Transfer of Employment Relationships	23
§ 19 Employee Representative Bodies	25

§ 20 Supervisory Board	27
VII. Miscellaneous	28
§ 21 Taxes	28
§ 22 Articles of Association and Master Agreement	29
§ 23 Costs and Taxes	29
§ 24 Final Provisions	29

List of Appendices

APPENDIX	DESCRIPTION
3.1	Spin-Off Balance Sheet
5.2	Utilization agreements between BAYER AG and BAYER AG Group companies relating to office and business equipment
5.4	List of employees of the LANXESS Corporate Center whose automobile lease agreements will be transferred
6	Office and business equipment allocable to the LANXESS Corporate Center
9	Other Spin-Off Assets and Liabilities
16.1	Principles for adjusting employee participation programs
16.2	Mandatory convertible bond terms and conditions
18.1	Employees allocable to the LANXESS Corporate Center
22.1	Articles of Association of LANXESS AG
22.2	Master Agreement between BAYER AG and LANXESS AG

The appendices listed in this index are contained in notarial deed no. 1914/2004 of September 22, 2004 by Dr. Dieter Janke, German notary. The appendices referred to in this agreement are the appendices contained in this notarial deed except where otherwise stated.

I.
Preamble

0.1	Bayer Aktiengesellschaft (hereinafter “BAYER AG”), having its registered office in Leverkusen, is registered in the Commercial Register of the local court of Cologne under HRB 48248. At the date of execution of this agreement, the capital stock of BAYER AG amounts to 1,869,675,315.20 euros and is divided into 730,341,920 no-par shares. The shares have been fully paid-in.

0.2	LANXESS Aktiengesellschaft (hereinafter “LANXESS AG”), having its registered office in Leverkusen, is registered in the Commercial Register of the local court of Cologne under HRB 53652. At the date of execution of this agreement, the capital stock of LANXESS AG amounts to 50,000 euros and is divided into 50,000 no-par shares. The sole stockholder of LANXESS AG is BAYER AG. The shares have been fully paid-in.

0.3	BAYER AG is sole stockholder of LANXESS Deutschland GmbH, registered in the Commercial Register of the local court of Cologne under HRB 52600. Pursuant to agreements already concluded, major portions of the former domestic and foreign chemicals activities as well as portions of the former domestic and foreign polymer activities of the Bayer Group have been or will be transferred to LANXESS Deutschland GmbH.

Under a spin-off and acquisition agreement notarized on September 10, 2004, which has not yet been registered in the Commercial Register at the domicile of Bayer Chemicals Aktiengesellschaft, the chemicals activities of Bayer Chemicals Aktiengesellschaft shall be transferred to LANXESS Deutschland GmbH pursuant to § 123 paragraph 2 number 1 of the German Transformation Act (Umwandlungsgesetz) (hereinafter the “Chemicals Spin-Off”). Under a spin-off and acquisition agreement notarized on September 10, 2004, which has not yet been registered in the Commercial Register at the domicile of Bayer MaterialScience Aktiengesellschaft, portions of the polymer activities of Bayer MaterialScience Aktiengesellschaft shall be transferred to LANXESS Deutschland GmbH pursuant to § 123 paragraph 2 number 1 of the German Transformation Act (Umwandlungsgesetz) (hereinafter the “MaterialScience Spin-Off”). In consideration, BAYER AG, as sole stockholder of Bayer Chemicals Aktiengesellschaft and Bayer MaterialScience Aktiengesellschaft, shall receive one share in LANXESS Deutschland GmbH for each of these spin-offs.

0.4	A so-called Corporate Center has been established within BAYER AG for purposes of supporting the Board of Management of BAYER AG in its management of the group. The Corporate Center of BAYER AG has a total of approximately 550 employees. The Corporate

Center is organized into a number of departments including Group Accounting and Controlling, Corporate Auditing, Corporate Development, Regional Coordination, Human Resources and Finance.

0.5	Since June 1, 2004, the main management and leadership functions for the future LANXESS Group, in particular for the chemicals and polymer activities combined into LANXESS Deutschland GmbH, have been carried out by an organizationally separate department established and developed within the Corporate Center of BAYER AG (hereinafter the “LANXESS Corporate Center”). The LANXESS Corporate Center consists of the managers of the divisions Board Office, Corporate Development, Industrial & Environmental Affairs, Treasury, Tax, Corporate Controlling, Accounting, Communications, Law & Intellectual Property, Internal Auditing and Human Resources. In discharging their duties, these managers are supported by the employees of the Group Functions who are being transferred to LANXESS Deutschland GmbH in connection with the Chemicals Spin-Off and MaterialScience Spin-Off. In total, the LANXESS Corporate Center shall comprise approximately 75 employees. The LANXESS Corporate Center provides services to LANXESS Deutschland GmbH on a payment basis.

The LANXESS Corporate Center is managed by the four board of management members of LANXESS AG, who at the same time have employment contracts with BAYER AG. They implement decisions made by the Board of Management of BAYER AG, to the extent applicable to the future LANXESS operations, and undertake strategic management of the business of LANXESS Deutschland GmbH and its activities.

Now, therefore, BAYER AG and LANXESS AG hereby agree as follows:

II.
Spin-Off, Spin-Off Date,
Spin-Off Balance Sheet and Final Balance Sheet

§ 1
Spin-Off

1.1	BAYER AG, as transferor company, shall by way of spin-off (Abspaltung zur Aufnahme) pursuant to § 123 paragraph 2 number 1 of the German Transformation Act (Umwandlungsgesetz) transfer the portion of its assets and liabilities, together with all rights and obligations, that is specified in Part III (§§ 4 to 9) of this agreement (hereinafter, collectively, the “Spin-Off Assets and Liabilities”), as a whole to LANXESS AG, as transferee entity, in consideration for the granting of shares of LANXESS AG to the stockholders of BAYER AG pursuant to § 15 of this agreement (spin-off maintaining proportionality of ownership).

1.2	Assets and liabilities and other rights and obligations of BAYER AG which are not to be allocated to the Spin-Off Assets and Liabilities according to this agreement or which are expressly excluded from the transfer, shall not be transferred to LANXESS AG.

§ 2
Spin-Off Date

2.1	As between BAYER AG and LANXESS AG, the transfer of the Spin-Off Assets and Liabilities described in § 1 and specified in Part III (§§ 4-9) shall be effective as of July 1, 2004, 0000 hours (hereinafter the “Spin-Off Date”). From this point in time forward, as between BAYER AG and LANXESS AG, the business which relates to the Spin-Off Assets and Liabilities shall be deemed to be operated for the account of LANXESS AG.

2.2	Notwithstanding § 2.1, if the spin-off is not registered in the Commercial Register of BAYER AG by January 31, 2005, the Spin-Off Date shall be deemed to be January 1, 2005, 0000 hours. In such case, a balance sheet of BAYER AG, prepared and audited in compliance with the rules governing the annual balance sheet and its audit, as of December 31, 2004, 2400 hours, shall be used as a basis for the Final Balance Sheet pursuant to § 3.3. In the event of further delay of the registration beyond January 31 of the following year, the Spin-Off Date shall be postponed by successive one-year-periods.

§ 3
Spin-Off Balance Sheet and Final Balance Sheet

3.1	The assets and liabilities which are to be allocated to the Spin-Off Assets and Liabilities shall be determined on the basis of the spin-off balance sheet prepared as of July 1, 2004, 0000 hours and attached to this agreement as Appendix 3.1 (“Spin-Off Balance Sheet”), which is derived from the balance sheet of BAYER AG prepared as of June 30, 2004, 2400 hours. Unless this agreement expressly stipulates otherwise, BAYER AG shall also transfer to LANXESS AG all assets and liabilities and other rights and obligations which are not required to be, not able to be or in fact are not reported on the balance sheet and which, taking into account their origin, purpose or use, are to be allocated to the Spin-Off Assets and Liabilities.

3.2	BAYER AG shall also transfer to LANXESS AG those assets and liabilities as well as other rights and obligations which were acquired or arose, or which will be acquired or arise, in the period between the Spin-Off Date and the Consummation Date (§ 10.1), including substitutes therefor, e.g. damage claims and sales proceeds, which, taking into account their origin, purpose or use, are to be allocated to the Spin-Off Assets and Liabilities. Those assets and liabilities and other rights and obligations of the Spin-Off Assets and Liabilities which, in the period between the Spin-Off Date and the Consummation Date, were or will be sold or otherwise disposed of or at this point of time no longer exist, shall not be transferred to LANXESS AG. The assets and liabilities concerned shall for accounting purposes be recorded separately from the assets and liabilities remaining with BAYER AG.

3.3	The final balance sheet of the transferor according to § 125 sentence 1 and § 17 paragraph 2 of the German Transformation Act (Umwandlungsgesetz) shall be the balance sheet of BAYER AG as of June 30, 2004, 2400 hours, prepared and audited in compliance with the rules governing the annual balance sheet and its audit, by PwC Deutsche Revision Aktiengesellschaft, Essen (the “Final Balance Sheet”).

3.4	LANXESS AG shall report the Spin-Off Assets and Liabilities in its commercial accounts at book values and in its tax accounts at going-concern values.

3.5	BAYER AG shall report the Spin-Off Assets and Liabilities in its Final Balance Sheet at book values and in its tax transfer balance sheet at going-concern values.

III.
Spin-Off Assets and Liabilities

The Spin-Off Assets and Liabilities shall comprise:

•	the entire shareholdings held by BAYER AG in LANXESS Deutschland GmbH and in LANXESS AG, as specified in § 4 (hereinafter, collectively, the “Spin-Off Shareholdings”);

•	all assets, liabilities and agreements including all rights and obligations allocable to the LANXESS Corporate Center, in particular, the agreements, assets and liabilities and obligations described in the following §§ 5 through 8 of this agreement (hereinafter the “Spin-Off Corporate Center Assets and Liabilities”); and

•	the claims described in more detail in § 9 of this agreement (hereinafter the “Other Spin-Off Assets and Liabilities”).

§ 4
Spin-Off Shareholdings

BAYER AG shall transfer to LANXESS AG:

4.1	its entire shareholding in LANXESS Deutschland GmbH consisting of one share having a nominal value of 26,000 euros, a share to be issued as a result of the Chemicals Spin-Off having a nominal value of 14,974,000 euros, and a share to be issued as a result of the MaterialScience Spin-Off having a nominal value of 5,000,000 euros; and

4.2	all 50,000 no-par shares of LANXESS AG held by BAYER AG.

In each case, the transfer shall also comprise all rights and obligations connected with the shareholdings, in particular all profit-participation rights, in so far as no distribution of dividends was resolved prior to the Spin-Off Date. If the Spin-Off Date is delayed according to § 2.2, in each case the transfer shall also comprise all profit-participation rights, in so far as no distribution of dividends was resolved prior to the new Spin-Off Date. If, in order to transfer the Spin-Off Shareholdings, acts in addition to consummation (§ 10) are required or are appropriate, the parties shall undertake such acts. As between themselves, the parties shall adopt the same positions as if the Spin-Off Shareholdings had been transferred on the Spin-Off Date. BAYER AG shall, in its position as shareholder, not make any withdrawals or distributions from LANXESS Deutschland GmbH and, if in any shareholders’ meetings of LANXESS Deutschland GmbH taking place before consummation (§ 10) a resolution is adopted on the distribution of profit, Bayer AG undertakes to vote to allocate such profit of LANXESS Deutschland GmbH to the retained earnings.

§ 5
Transfer of Agreements Allocable to the LANXESS Corporate Center

BAYER AG shall transfer to LANXESS AG all agreements allocable to the LANXESS Corporate Center, in particular:

5.1	the existing employment contracts between BAYER AG and its employees working in the LANXESS Corporate Center who have already given their consent to a transfer or who will give their consent by the Consummation Date, and all other employment contracts concluded with other employees prior to the Consummation Date whose area of work is the LANXESS Corporate Center, to the extent that these employees consent to the transfer;

5.2	the utilization agreements listed in Appendix 5.2 existing between BAYER AG and Bayer Group companies relating to office and business equipment used by employees of the

LANXESS Corporate Center, to the extent they use them since the Spin-Off Date. The respective contractual partners of BAYER AG have already consented to the transfer of these rights of use;

5.3	the service agreement dated June 30, 2004 between BAYER AG and LANXESS Deutschland GmbH concerning the provision of services by the LANXESS Corporate Center of BAYER AG; and

5.4	all automobile lease agreements relating to automobiles used by the employees of the LANXESS Corporate Center listed in Appendix 5.4.

§ 6
Transfer of Office and Business Equipment
Allocable to the LANXESS Corporate Center

BAYER AG shall transfer to LANXESS AG the office and business equipment of BAYER AG allocable to the LANXESS Corporate Center and listed in Appendix 6.

§ 7
Transfer of Claims and Liabilities
Allocable to the LANXESS Corporate Center

7.1	BAYER AG shall transfer to LANXESS AG all claims allocable to the LANXESS Corporate Center, consisting of all claims of BAYER AG arising out of the agreements transferred pursuant to § 5 as well as all claims arising out of the employer housing loans (Arbeitgeber-Wohnungsbaudarlehen) granted to employees allocable to the LANXESS Corporate Center.

7.2	Except for the pension liabilities set out in § 8, BAYER AG shall transfer to LANXESS AG all liabilities and obligations allocable to the LANXESS Corporate Center, consisting in particular of:

7.2.1	all liabilities arising out of the agreements transferred pursuant to §§ 5.2 – 5.4;

7.2.2	all liabilities arising out of or in connection with (i) employment relationships existing with employees allocable to the LANXESS Corporate Center whose employment contracts are transferred pursuant to § 5.1 or will be transferred on the Consummation Date by operation of § 613a of the German Civil Code (Bürgerliches Gesetzbuch), and (ii) employment relationships ending in the period between the Spin-Off Date and Consummation Date (§ 10.1) but which would have been transferred pursuant to § 5.1 or would have been transferred on the Consummation Date by operation of § 613a of the German Civil Code (Bürgerliches Gesetzbuch) if they had not ended;

7.2.3	all obligations arising out of existing BAYER AG employee stock programs (Stock Option Program (SOP), Stock Incentive Program (SIP), Stock Participation Program (SPP)), to the extent that these either (i) exist vis-à-vis employees allocable to the LANXESS Corporate Center whose employment contracts are transferred pursuant to § 5.1 or will be transferred by operation of § 613a of the German Civil Code (Bürgerliches Gesetzbuch), or (ii) exist vis-à-vis employees whose employment contracts ended or will end in the period between the Spin-Off Date and Consummation Date (§ 10.1) but which would have been transferred pursuant to § 5.1 or would have been transferred on the Consummation Date by operation of § 613(a) of the German Civil Code (Bürgerliches Gesetzbuch) if the employment contracts had not ended; and

7.2.4	all other liabilities allocable to the LANXESS Corporate Center which are reported on the balance sheet, in particular liabilities arising out of withholding taxes on salaries and wages and liabilities relating to social insurance.

§ 8
Pension Liabilities and Pension Provisions

8.1	Pension liabilities with respect to active employees of the LANXESS Corporate Center and those whose employment has ended or will end on or after the Spin-Off Date.

8.1.1	On the Consummation Date (§ 10.1), all rights and obligations arising out of existing BAYER AG pension commitments (pensions and similar obligations, in particular those arising out of transitional payments in cases of early retirement) with respect to employees allocable to the LANXESS Corporate Center who have an existing employment relationship on the Consummation Date, shall be transferred to LANXESS AG according to § 324 of the German Transformation Act (Umwandlungsgesetz) and § 613a paragraph 1 of the German Civil Code (Bürgerliches Gesetzbuch) or by way of transfer of their employment contracts pursuant to § 5.1.

8.1.2	BAYER AG shall also transfer to LANXESS AG all rights and obligations arising out of existing BAYER AG pension commitments (current pensions, vested rights and similar obligations, in particular those arising out of transitional payments in cases of early retirement) with respect to employees allocable to the LANXESS Corporate Center (or their survivors) whose employment has ended or will end in the period between the Spin-Off Date and Consummation Date.

8.1.3	Provisions for obligations arising out of the pension commitments described in §§ 8.1.1 and 8.1.2 shall therefore be established by LANXESS AG. The relevant amounts are included in the assets and liabilities transferred from BAYER AG to LANXESS AG.

8.1.4	Furthermore, according to § 133 paragraphs 1 and 3 of the German Transformation Act (Umwandlungsgesetz), BAYER AG shall be jointly and severally liable for fulfilling the pension obligations described in §§ 8.1.1 and 8.1.2, to the extent that they become due and claims against BAYER AG arising therefrom are brought before the courts within five years of the announcement of registration of the spin-off in the Commercial Register of BAYER AG.

8.1.5	LANXESS AG shall indemnify BAYER AG against all claims made against BAYER AG that arise out of the pension commitments set out in §§ 8.1.1 and 8.1.2 and relate to the period beginning on the Spin-Off Date.

8.2	Pension liabilities with respect to employees of the LANXESS Corporate Center whose employment ended before the Spin-Off Date.

8.2.1	Obligations arising from existing BAYER AG pension commitments (current pensions, vested rights and similar obligations, in particular those arising out of transitional payments in cases of early retirement) with respect to employees (and their survivors) whose employment ended before the Spin-Off Date (even if such employees would have been allocable to the LANXESS Corporate Center) are not transferred to LANXESS AG according to § 324 of the German Transformation Act (Umwandlungsgesetz) and § 613 a paragraph 1 of the German Civil Code (Bürgerliches Gesetzbuch), and shall also not be transferred to LANXESS AG under this spin-off and acquisition agreement.

8.2.2	Provisions for obligations arising out of the pension commitments described in § 8.2.1 shall therefore continue to be established by BAYER AG.

§ 9
Other Spin-Off Assets and Liabilities

BAYER AG shall transfer to LANXESS AG the claims listed in Appendix 9.

IV.
Methods of Transfer

§ 10
Consummation

10.1	The transfer of the assets and liabilities included in the spin-off and other rights and obligations of Bayer AG included in the spin-off shall become legally effective at the time of registration of the spin-off in the Commercial Register of BAYER AG (hereinafter the “Consummation Date”).

10.2	Possession of the movable property shall pass to LANXESS AG on the Consummation Date. To the extent that movable property is in the possession of a third party, BAYER AG shall, effective on the Consummation Date, transfer its rights to recover possession to LANXESS AG.

10.3	In the period between conclusion of this agreement and the Consummation Date, BAYER AG shall only dispose of the assets and liabilities and other rights and obligations to be transferred under this agreement in the ordinary course of business and with the care of a prudent businessman.

§ 11
Catch-All Provisions

11.1	If certain assets and liabilities or other rights and obligations, in particular those arising out of agreements, investments, memberships, procedural and administrative law relationships or administrative acts, which are to be transferred to LANXESS AG according to this agreement but are not transferred to LANXESS AG by operation of law upon registration of the spin-off, then BAYER AG shall transfer those assets and liabilities and other rights and obligations to LANXESS AG. LANXESS AG shall accept the transfer. As between themselves, the parties shall adopt the same positions as if the transfer had also become effective in relation to third parties as of the Spin-Off Date.

11.2	If certain assets and liabilities or other rights and obligations, in particular those arising out of agreements, investments, memberships, procedural and administrative law relationships or administrative acts, which are not to be transferred under this agreement are nonetheless transferred as a matter of law, then LANXESS AG shall transfer these back to BAYER AG. BAYER AG shall accept such transfer. As between themselves, the parties shall adopt the same positions as if the transfer had not become effective as of the Spin-Off Date.

11.3	The terms set out in § 11.1 shall apply correspondingly if assets and liabilities or other rights and obligations are not transferred pursuant to this agreement because they were mistakenly assigned to the non-transferred assets and liabilities.

The terms set out in § 11.2 shall apply correspondingly if assets and liabilities or other rights and obligations are transferred pursuant to this agreement because they were mistakenly assigned to the Spin-Off Assets and Liabilities.

11.4	In connection with a transfer pursuant to § 11, the parties shall initiate all necessary and appropriate measures and legal acts, and shall collaborate on such measures and acts, in order t o transfer the assets and liabilities and other rights and obligations to LANXESS AG. If the consent of third parties or an approval under public law is necessary for the transfer of, or accession to, existing agreements, then BAYER AG and LANXESS AG shall endeavor to obtain such consent or approval. If a transfer to be made pursuant to § 11.1 cannot be effected in relation to third parties or can only be effected by incurring unreasonable expenses or is impractical, then as between themselves BAYER AG and LANXESS AG shall adopt the same positions as if the transfer had also become effective in relation to third parties as of the Spin-Off Date. This shall particularly apply in the event that a necessary consent or approval cannot be obtained or can only be obtained by incurring unreasonable expenses. These terms apply correspondingly to transfers back to BAYER AG to be made pursuant to § 11.

11.5	Claims under this § 11 shall be barred after December 31, 2014.

§ 12
Duty to Cooperate

12.1	BAYER AG and LANXESS AG shall make all declarations, draw up all documents and perform all other actions which are necessary or appropriate in connection with the transfer of the Spin-Off Assets and Liabilities.

12.2	On the Consummation Date, LANXESS AG shall be provided with all business documents allocable or related to the Spin-Off Assets and Liabilities as kept by BAYER AG, in particular agreements and approval documents, operating regulations, construction and building plans, company information manuals and personnel records. LANXESS AG shall also be provided with all documents necessary to assert the rights transferred to it. LANXESS AG shall keep all records and other documents for the statutory retention period and shall ensure that BAYER AG may inspect these business documents and make copies of same, provided it has a legitimate interest in doing so.

12.3	After the Consummation Date, all business documents which are allocable or related to the non-transferred assets and liabilities, in particular agreements and approval documents, operating regulations, construction and building plans, company information manuals and personnel records shall remain with BAYER AG. All documents necessary for asserting the rights remaining with BAYER AG shall also remain with BAYER AG. BAYER AG shall keep all records and other documents for the statutory retention period and shall ensure that LANXESS AG may inspect these business documents and make copies of same, provided it has a legitimate interest in doing so.

12.4	Business and trade secrets are to be kept confidential. The destruction of business documents, writings, books and other records by a party may only take place after express written consent has been obtained from the other party, even after the statutory retention period has expired.

12.5	Until December 31, 2014, the parties shall mutually assist each other in official proceedings, particularly in tax audits and tax or other legal disputes, which relate to the Spin-Off Assets and Liabilities. The parties shall especially provide each other with all information and documents necessary or appropriate to satisfy tax or other official or court requirements or provide evidence for tax or other authorities or courts, and shall mutually cause their employees to provide reasonable assistance. All rights of representation vis-à-vis courts and authorities shall remain unaffected hereby.

§ 13
Protection of Creditors and Internal Compensation

To the extent that this agreement does not provide for any other distribution of encumbrances and liabilities arising out of or in connection with the Spin-Off Assets and Liabilities, the following provisions shall apply:

13.1	If and to the extent creditors assert claims against BAYER AG pursuant to § 133 of the German Transformation Act (Umwandlungsgesetz) or other provisions, for liabilities, obligations and contingent liabilities which under the terms of this agreement were transferred to LANXESS AG, then LANXESS AG shall, at BAYER AG’s first request, indemnify BAYER AG against the relevant obligation. The same applies in cases where such creditors assert claims against BAYER AG regarding collateral security.

13.2	If and to the extent creditors assert claims against LANXESS AG pursuant to § 133 of the German Transformation Act (Umwandlungsgesetz) or other provisions, for liabilities, obligations and contingent liabilities which under the terms of this agreement were not transferred to LANXESS AG, then BAYER AG shall, at LANXESS AG’s first request, indemnify LANXESS AG from the relevant obligation. The same applies in cases where such creditors assert claims against LANXESS AG regarding collateral security.

13.3	If creditors assert claims against LANXESS AG for obligations transferred under this agreement and insurance coverage exists under BAYER AG group insurance, then BAYER AG shall file an insurance claim and transfer all insurance proceeds received therefrom to LANXESS AG.

§ 14
Exclusion of Claims

All claims and rights of LANXESS AG against BAYER AG relating to the condition and existence of the assets and liabilities transferred by BAYER AG under the terms of this agreement as well as the Spin-Off Assets and Liabilities as a whole, regardless of the type and of the legal basis, shall hereby be expressly excluded. This also especially applies to claims arising from pre-contractual or contractual breach of duties and to violations of legal obligations.

V.
Consideration and Capital Stock Measures

§ 15
Grant of No-Par Shares, Trustee and Capital Stock Measures

15.1	In consideration of the transfer of the Spin-Off Assets and Liabilities, the stockholders of BAYER AG shall receive, in proportion to their existing stockholding and at no cost, one no-par bearer share of LANXESS AG for every ten no-par bearer shares of BAYER AG. In total, 73,034,192 no-par bearer shares shall be granted to the stockholders of BAYER AG.

The shares to be granted under § 15.1 consist of 72,984,192 new shares to be created by the capital stock increase set out in § 15.3 as well as the 50,000 shares of LANXESS AG hitherto held by BAYER AG that are to be spun off pursuant to § 4.2.

15.2	The shares to be granted by LANXESS AG shall participate in the profit as from January 1, 2004. In the event that the Spin-Off Date is postponed according to § 2.2, the shares to be granted shall participate in the profit as from the new Spin-Off Date.

15.3	For purposes of carrying-out this spin-off, LANXESS AG shall increase its capital stock by 72,984,192 euros from 50,000 euros to 73,034,192 euros. Each new no-par share represents one euro of the capital stock increase.

15.4	The total value at which LANXESS AG shall acquire the contribution in kind from BAYER AG, shall equal the commercial book value of the transferred net assets. To the extent this value exceeds the capital stock increase amount stated in § 15.3, the excess amount shall be allocated to capital reserves pursuant to § 272 paragraph 2 number 1 of the German Commercial Code (Handelsgesetzbuch).

15.5	BAYER AG shall appoint Deutsche Bank AG, Frankfurt/Main, as trustee for receipt of the shares of LANXESS AG to be granted and as trustee for the delivery of such shares to the stockholders of BAYER AG. The trustee shall be entitled to possession of the shares to be granted before registration of the spin-off and shall be instructed to make the shares available to stockholders of BAYER AG after registration of the spin-off in the Commercial Register of BAYER AG.

§ 16
Grant of Special Rights

16.1	The rights of participants in the Stock Option Program (SOP), Stock Incentive Program (SIP) and Stock Participation Program (SPP) of BAYER AG shall be adjusted in accordance with the principles of the DOW JONES STOXX Index Guide (January 2004, Version 7.3, in particular chapter 6 regarding a spin-off). These principles are reproduced in Appendix 16.1.

LANXESS AG shall adjust the rights of participants who on the Spin-Off Date are employees allocable to the future LANXESS Group and who on consummation are no longer employed by the Bayer Group or whose employment relationship has ended or will end in the period between the Spin-Off Date and Consummation Date. BAYER AG shall adjust the rights of the rest of the participants. The implementation of the adjustments may also be carried out by affiliated companies.

LANXESS AG shall indemnify BAYER AG and companies affiliated with BAYER AG post-consummation from liabilities arising out of employee participation programs existing for participants who on the Spin-Off Date are employees allocable to the future LANXESS

Group and who on consummation are no longer employed by the Bayer Group or whose employment relationship has ended or will end in the period between the Spin-Off Date and Consummation Date. BAYER AG shall indemnify LANXESS AG and companies affiliated with LANXESS AG post-consummation from liabilities arising out of employee participation programs existing for the rest of the participants.

16.2	Pursuant to a resolution of its stockholder meeting, LANXESS AG issued to BAYER AG a 2004-2007 mandatory convertible bond in the nominal amount of 200,000,000.00 euros bearing interest at 6% per annum, with conversion rights as of July 20, 2005 and with mandatory conversion at the end of the term (September 15, 2007), on the terms and conditions set out in Appendix 16.2. In the same stockholder meeting, an authorized capital in the amount of 36,517,096 euros was resolved on and the board of management was authorized, with approval of the supervisory board, to exclude subscription rights (among other things) to the extent necessary in order to grant new no-par shares to holders of convertible bonds upon exercise of their conversion rights or in fulfillment of the mandatory conversion arising out of the convertible bond issued in the nominal amount of 200,000,000.00 euros as resolved by the stockholder meeting on September 15, 2004. The authorized capital amount shall be registered in the Commercial Register of LANXESS AG immediately following registration of the capital stock increase for purposes of carrying out the spin-off (see § 15.3). LANXESS AG shall apply to register the authorised capital accordingly and shall make every effort to ensure that the shares to be granted on conversion are admitted promptly to official trading as well as to that part of official trading on the Frankfurt Stock Exchange having further admission requirements (Prime Standard).

16.3	No additional rights for individual stockholders or holders of special rights within the meaning of § 126 paragraph 1 number 7 of the German Transformation Act (Umwandlungsgesetz) shall be granted and no measures within the meaning of this statutory provision shall be provided for such persons.

§ 17
Grant of Special Advantages

Members of the board of management of LANXESS AG were appointed on September 2, 2004. In view of the short term of office of the board of management members and the fact that BAYER AG prepared all of the financial information contained in the joint spin-off report of the boards of management of LANXESS AG and BAYER AG, and BAYER AG in particular will publish financial information and disclosures intended for U.S. stockholders, BAYER AG irrevocably agrees to indemnify each member of the board of management of LANXESS AG from any possible personal liability for violation of duties imposed upon him as a result of his appointment to the board of management of LANXESS AG arising out of or in connection with the financial information and disclosures related thereto. The indemnity pertains to financial information and disclosures to the extent contained in the joint spin-off report, in the appendix intended for U.S. stockholders or in further documents which are based on the financial information. There shall be no duty to indemnify in the event of liability as a result of gross negligence or intentional breach of duty. The fact that the financial information was not subject to the usual thorough review shall not be considered gross negligence.

Other than this, no special advantages within the meaning of § 126 paragraph 1 number 8 of the German Transformation Act (Umwandlungsgesetz) shall be conferred on members of the board of management or supervisory board of the companies involved in the spin-off or on auditors of the financial statements or of the spin-off.

VI.
Effects of the Spin-Off for Employees and their Representative Bodies

§ 18
Transfer of Employment Relationships

18.1	On the Consummation Date, all employment relationships of employees of BAYER AG allocated to the LANXESS Corporate Center of BAYER AG, who consented to a transfer of their employment contracts to LANXESS AG, shall be transferred to LANXESS AG by way of spin-off with all rights and duties according to § 5.1. On the Consummation Date, all employment relationships of the remaining employees of BAYER AG allocated to the LANXESS Corporate Center of BAYER AG shall also be transferred to LANXESS AG with all rights and duties pursuant to the terms of § 324 of the German Transformation Act (Umwandlungsgesetz) and § 613a of the German Civil Code (Bürgerliches Gesetzbuch). The employees allocated to the LANXESS Corporate Center are listed in Appendix 18.1. BAYER AG shall, with approval of LANXESS AG, conclude a transitional agreement with Bayer’s general works council in which the material issues arising in relation to the transfer of employment relationships from BAYER AG to LANXESS AG shall be stipulated.

18.2	Pursuant to § 323 paragraph 1 of the German Transformation Act (Umwandlungsgesetz), the legal position of employees transferred to LANXESS AG as regards notice of termination shall not be adversely affected for a period of two years after the spin-off comes into effect. Pursuant to the General Works Agreement to Safeguard Sites and Employment III (Gesamtbetriebsvereinbarung für Standort- und Beschäftigungssicherung III) at BAYER AG (hereinafter “SOS III”), dismissals due to operational reasons are generally not permitted up to December 30, 2007 at either BAYER AG or LANXESS AG.

18.3	The employment relationships to be transferred shall be governed by the laws existing on the Consummation Date. The job activities, compensation as well as other employment conditions shall in general not be directly affected by the spin-off. Length of service earned and recognized at BAYER AG shall be fully credited in respect of all provisions relating to length of service.

18.4	The legal situation with respect to rights and obligations arising out of pension commitments of BAYER AG are set out in § 8. Irrespective of this, the employees to be transferred shall remain full members of the pension fund of which they are members at the time of the Consummation Date (the Bayer pension fund (Bayer-Pensionskasse) and the Rhine pension fund (Rheinische Pensionskasse) respectively, as the case may be).

18.5	The previous collective bargaining commitments of BAYER AG shall also apply to LANXESS AG. LANXESS AG shall become a member of the regional employers’ associations for the chemical industry and thereby subject itself to collective bargaining commitments.

18.6	The existing works agreements and general works agreements as well as the existing managerial employees’ and general managerial employees’ committee agreements at BAYER AG shall continue to apply to the operations transferred to LANXESS AG. The necessary adjustments to the works agreements and general works agreements as well as to the managerial employees’ and general managerial employees’ committee agreements, shall be made by LANXESS AG, to the extent that employees transferred to LANXESS AG are affected, and by BAYER AG, to the extent that employees remaining at BAYER AG are affected, together with the respective works council or general works council and the respective managerial employees’ and general managerial employees’ committee, as the case may be.

18.7	The parties are of the opinion that the spin-off does not constitute a change of operations according to § 111 of the German Works Council Constitution Act (Betriebsverfassungsgesetz). Independent of this, BAYER AG’s management and Bayer’s general works council have concluded the agreements described in § 18.2 for the reconciliation of interests.

18.8	In the past, BAYER AG instituted various tranches of a so-called Stock Option Program (SOP), a so-called Stock Incentive Program (SIP) and a so-called Stock Participation

Program (SPP) for the employees of the Bayer Group. The spin-off will have the following effect on the rights of the employees with respect to these tranches:

The spin-off of the subgroup LANXESS may, on the one hand, make it more difficult to achieve the performance criteria of the participation programs, and on the other had, may adversely affect the incentives, meaning the economic value which may potentially accrue to the employees of each respective participation program. In order to avoid such a dilution of rights from an economic point of view, all current tranches of the employee participation programs (SOP, SIP, and SPP) shall be adjusted so as to essentially compensate for the loss of value resulting from the dilution. The adjustments shall be made upon the spin-off of the subgroup LANXESS taking effect, in accordance with the adjustment rules contained in the DOW JONES STOXX Index Guide (January 2004, Version 7.3, in particular chapter 6 regarding a spin-off).

The adjustment shall be calculated based on the average XETRA closing prices of Bayer stock on the Frankfurt Stock Exchange in the last ten trading days before the first listing of the LANXESS stock and the average XETRA closing prices of the LANXESS stock on the Frankfurt Stock Exchange on the first ten trading days after the first listing of the LANXESS stock. To the extent that adjustments to internal operational performance criteria need to be made due to the spin-off, appropriate measures shall be taken.

Employees of the future LANXESS Group who participate in the SIP or SPP tranches, as the case may be, shall only have a right to an incentive payment for the incentive point in time immediately following the Consummation Date. Thereafter, all other rights to an incentive payment shall lapse.

§ 19
Employee Representative Bodies

19.1	Works Councils and General and/or Group Works Council

LANXESS AG does not presently have its own business operations and therefore no works council.

The operations and sub-operations of LANXESS Deutschland GmbH are presently supervised by the works councils elected in March 2002 at the Leverkusen, Dormagen, Krefeld-Uerdingen, Eberfeld and Brunsbüttel sites (hereinafter the “Local Works Councils”) together with the general works council of Bayer, on the basis of SOS III and the collective bargaining agreement concluded on January 10, 2002 between BAYER AG and the Industriegewerkschaft Bergbau Chemie Energie (hereinafter the “January 2002 Collective Bargaining Agreement”).

The SOS III, the transitional agreement and the January 2002 Collective Bargaining Agreement contain the following provisions in respect of the Local Works Councils and the general works council of Bayer for the time after the spin-off takes effect, which in particular are binding on BAYER AG, LANXESS AG, and LANXESS Deutschland GmbH:

19.1.1	Pursuant to § 21a of the German Works Council Constitution Act (Betriebsverfassungsgesetz), the Local Works Councils shall remain in office for an interim mandate after the spin-off takes effect and shall continue to assume responsibility for the operations and sub-operations which hitherto belonged to its area of responsibility. The interim mandate shall end on the results being announced of the election of new works councils for the operations of LANXESS AG and LANXESS Deutschland GmbH respectively, however, no later than twelve months after the spin-off takes effect.

19.1.2	After the spin-off takes effect, the Local Works Councils shall continue to be responsible for all matters provided for in the German Works Council Constitution Act (Betriebsverfassungsgesetz) to the extent related to the respective site. The responsibility shall not be restricted to one company, meaning it applies to matters of BAYER AG, Bayer HealthCare Aktiengesellschaft, Bayer CropScience Aktiengesellschaft, Bayer MaterialScience Aktiengesellschaft, to matters of the service companies Bayer Business Services GmbH, Bayer Industry Services GmbH & Co. OHG, Bayer Technology Services GmbH, as well as to matters of LANXESS AG and LANXESS Deutschland GmbH.

19.1.3	Even after the spin-off takes effect, the Local Works Councils shall form a general works council and a general works committee. The general works council shall be responsible for issues which the individual Local Works Councils cannot determine because more than one location is affected.

19.1.4	Upon the end of the interim mandate pursuant to § 21a of the German Works Council Constitution Act (Betriebsverfassungsgesetz), those members of the Local Works Councils who are employees of LANXESS AG, LANXESS Deutschland GmbH, or a company affiliated with LANXESS AG or LANXESS Deutschland GmbH, shall resign from their offices in the Local Works Councils. If a resigning member had been a delegate from the respective works council to Bayer’s general works council or Bayer’s general works committee, then that member shall also resign from the respective general works council or general works committee.

19.2	Managerial Employees’ and General Managerial Employees’ Committee

LANXESS AG presently has no business operations and therefore no managerial employees’ committee.

The managerial employees’ committees of BAYER AG, Bayer Chemicals AG, Bayer MaterialScience AG, Bayer Business Services GmbH and Bayer Technology Services GmbH shall assume responsibility for LANXESS GmbH and LANXESS AG as an interim mandate on the basis of a managerial employees’ committee agreement. The managerial employees’ committee of Bayer Chemicals AG shall be instructed by the managerial employees’ committees of the other companies to carry out the interim mandate. The interim mandate is limited in time until the election of a new managerial employees’ committee of LANXESS GmbH and LANXESS AG respectively, however, at most until 2006, when according to statute, works council and managerial employees’ committee elections must take place. Those employees of LANXESS AG, LANXESS Deutschland GmbH, or a company affiliated with LANXESS AG or LANXESS Deutschland GmbH, who are members of the group managerial employees’ committee shall resign from the group managerial employees’ committee upon the spin-off of the subgroup LANXESS taking effect.

§ 20
Supervisory Board

20.1	LANXESS AG currently has a supervisory board which is not subject to co-determination, consisting of three members elected by the sole stockholder BAYER AG. After the spin-off takes effect, LANXESS AG shall form a supervisory board with equal (50:50) co-determination in accordance with the provisions of the 1976 German Co-Determination Act (Mitbestimmungsgesetz,) since as a result of the attribution rule set out in § 5 paragraph 1 sentence 1 of the German Co-Determination Act (Mitbestimmungsgesetz), it shall employ more than 2,000 employees domestically. In this regard, the board of management shall institute so-called status proceedings in accordance with §§ 97 et seq. of the German Stock Corporation Act (Aktiengesetz). It is anticipated that the newly formed supervisory board shall have sixteen members of which eight are representatives of the stockholders and eight representatives of the employees. The eight members of the supervisory board to be elected by the stockholders shall be elected by BAYER AG as sole stockholder before the spin-off takes effect. The term of office of the supervisory board members elected by BAYER AG shall be limited and shall end on the first annual stockholders’ meeting of LANXESS AG after the spin-off takes effect, in order to give future stockholders of LANXESS AG the opportunity for a new election. The members of the supervisory board to be elected by the employees shall initially be appointed by the court. It has not yet been determined who will become a member of the new supervisory board of LANXESS AG.

20.2	The spin-off shall have no effect on the existence and composition of the supervisory board of BAYER AG nor on the terms of office of its members. The employee representatives on the supervisory board of BAYER AG shall be elected by the employees of all domestic group companies. After the spin-off takes effect, LANXESS AG shall no longer be a BAYER AG group company and therefore the employees of LANXESS AG and its group companies shall no longer be entitled to vote for or be elected to the supervisory board of BAYER AG but instead shall be entitled to do so with respect to the supervisory board of LANXESS AG.

VII.
Miscellaneous

§ 21
Taxes

21.1	LANXESS AG intends to continue operating the LANXESS Corporate Center to be spun-off from BAYER AG and undertakes to continue operating it in terms of functions and amount of personnel existing on the Consummation Date until at least December 31, 2005. LANXESS AG shall document the management functions carried out by the LANXESS Corporate Center for the future LANXESS Group from and after the Consummation Date.

21.2	Both parties assume that LANXESS AG qualifies as a taxable person (entrepreneur) for value added tax purposes due to the agreed services that the LANXESS Corporate Center shall provide to LANXESS Deutschland GmbH for consideration. LANXESS AG shall continue to provide the services so far performed by the LANXESS Corporate Center basically until at least December 31, 2005. If LANXESS AG makes amendments to these service agreements, then LANXESS shall replace these with other services for consideration until at least December 31, 2005, in order to ensure that LANXESS AG qualifies as a taxable person (entrepreneur) for value added tax purposes.

21.3	To ensure neutral income tax treatment, LANXESS AG shall not undertake a merger of LANXESS Deutschland GmbH into LANXESS AG or vice versa as of a merger effective date (Verschmelzungsstichtag) which is prior to the Spin-Off Date.

§ 22
Articles of Association and Master Agreement

22.1	BAYER AG agrees to amend the Articles of Association of LANXESS AG before the spin-off takes effect so that after registration of the authorized capital as resolved on September 15, 2004 (see § 16.2) and after conducting the status proceedings (see § 20.1), they will correspond to the version attached as Appendix 22.1.

22.2	BAYER AG and LANXESS AG shall enter into the so-called master agreement attached hereto as Appendix 22.2, which shall be an integral part of this agreement.

§ 23
Costs and Taxes

Unless otherwise stipulated in this agreement or its appendices, BAYER AG shall bear the costs in connection with the notarization of this agreement and the performance of this agreement prior to the Consummation Date (including the costs of the spin-off report, spin-off audit and planned admission to official trading as well as the respective fees for professional advisors and banks associated therewith). Each party shall bear its own costs for the respective stockholders’ meeting and costs associated with applying for registration and registration in the Commercial Register. The transfer taxes arising in connection with the notarization of this agreement and its performance shall be borne by LANXESS AG. All other taxes incurred shall be borne by that party deemed to be the tax debtor pursuant to tax laws.

§ 24
Final Provisions

24.1	This agreement shall only become effective upon being approved by the Stockholders’ Meeting of each party and upon the spin-off being registered in the Commercial Register of LANXESS AG and BAYER AG.

24.2	All disputes arising in connection with the agreement or concerning its validity shall be finally settled by arbitration pursuant to the arbitration rules of the Deutsche Institution für Schiedsgerichtsbarkeit e.V. (DIS) without recourse to the ordinary courts of law. The arbitral tribunal may also finally decide on the validity of this agreement to arbitrate. The arbitral tribunal shall consist of three members. The place of arbitration shall be Leverkusen.

24.3	The appendices to this agreement are an integral part of this agreement.

24.4	Amendments and additions to this agreement, including a waiver of this provision, must be in writing unless compliance with additional formalities is required.

24.5	Should one or more provisions of this agreement be or become void, invalid or unenforceable in whole or in part, the validity of this agreement and its remaining provisions shall not be affected thereby. The void, invalid or unenforceable provision shall be replaced with a provision which most closely reflects, in terms of form, content, time, measure and area of applicability, the parties’ commercial intent and purpose of the void, invalid or unenforceable provision. The same applies to any omissions in this agreement.

Leverkusen, September 22, 2004

Bayer Aktiengesellschaft	LANXESS Aktiengesellschaft

B.

Master Agreement
between Bayer Aktiengesellschaft and LANXESS Aktiengesellschaft

(at the same time Appendix 22.2 to the Spin-Off and Acquisition Agreement;
without Appendices)

This document is a non-binding convenience translation of the German-language original. In case of any discrepancy between the English and German versions, the German-language original shall prevail.

MASTER AGREEMENT

between

Bayer Aktiengesellschaft, Leverkusen

- hereinafter “BAG” -

and

LANXESS Aktiengesellschaft, Leverkusen

- hereinafter “LANXESS” -

List of Appendices	35
Preamble	36
I. Formation of the LANXESS Subgroup	37
§ 1 Catch-All Provisions for the Foreign Transfers and the Service Transfers	37
§ 2 Ensuring the Continuation of the LANXESS Subgroup	39
§ 3 Costs and Taxes Relating to the Formation of the LANXESS Subgroup	40
§ 4 Separation of Assets and Obligations	42
§ 5 Apportionment of Liability	43
II. Liability for Environmental Contamination, Antitrust Violations and Product Liability	43
§ 6 Liability for Environmental Contamination	43
6.1 Liability for Environmental Contamination of LANXESS Properties	44
6.2 Liability for Environmental Contamination of BAG Properties	45
6.3 Liability for Environmental Contamination of Other Properties	47
6.4 Liability for Environmental Contamination by Reference to List of Properties	47
6.5 Liability for Environmental Contamination Arising from Purchase and Acquisition Agreements	47
6.6 Limitation of Liability for LANXESS	47
6.7 Requirements for the Duty to Indemnify; Procedures	49
6.8 Relationship of this Agreement to the Utilization Agreements	51
6.9 Limitation of Actions	51
6.10 Deductible Amount	51
§ 7 Product Liability	51

7.1 Liability for Products Which Were or Will Be Introduced to the Market before the Consummation Date by the Subgroups in Operation on the Economic Effective Date	51
7.2 Liability for Products Which Will Be Introduced to the Market From the Consummation Date by the Subgroups in Operation on the Economic Effective Date	52
7.3 Liability for Products of Sold Companies, etc.	52
7.4 Liability For Certain Products	52
7.5 Product Liability Claims of the Contract Parties against Each Other	53
7.6 Introduction to the Market	53
7.7 Procedures	53
§ 8 Liability for Antitrust Violations	54
8.1 Liability for General Antitrust Violations	54
8.2 Liability for Certain Antitrust Violations	55
§ 9 Insurance Benefits and Third Party Compensation	57
III. Duty to Cooperate and Rules of Conduct	58
§ 10 Subsidies	58
§ 11 Shared Usage of IT Resources	58
§ 12 Treatment of Confidential Information	59
§ 13 Duty to Cooperate	60
IV. Miscellaneous	62
§ 14 Assertion of Claims	62
§ 15 Costs and Taxes	62
§ 16 Geographical Scope of Applicability of this Agreement	63
§ 17 Final Provisions	63

List of Appendices

APPENDIX	DESCRIPTION
3.3.1	Model tax clause on transfer of company shares
3.3.2	Model tax clause on transfer of other assets
6.1.1	Plan of properties which LANXESS shall acquire
6.4	List of Properties
6.5	List of sold companies, businesses, factories and plants
7.3	List of sold companies, businesses, factories and plants
7.4.1	List of UVP numbers
7.4.2	List of business divisions of the former chemicals and polymers business areas
7.4.3	List of trade names

Preamble

BAG intends to divest itself of major portions of its chemical activities and approximately one-third of its polymer activities, as well as the service functions associated therewith (hereinafter, collectively, the “LANXESS Subgroup”). For these purposes, the domestic and foreign activities of the LANXESS Subgroup have been and will be combined into LANXESS Deutschland GmbH. Thereafter, the entire shareholding held by BAG in LANXESS Deutschland GmbH (and some other assets) shall be transferred to LANXESS by way of spin-off (Abspaltung zur Aufnahme) pursuant to the German Transformation Act (Umwandlungsgesetz) (hereinafter the “Spin-Off”). On the day of registration of the Spin-Off in the Commercial Register at BAG’s registered office (hereinafter the “Consummation Date”), the LANXESS Subgroup shall legally be separated from the Bayer Group. Those activities remaining with BAG shall hereinafter be referred to as the “Bayer Subgroup”.

The combining of activities of the LANXESS Subgroup into LANXESS Deutschland GmbH shall largely be carried out by means of the following measures. Those activities of Bayer Chemicals Aktiengesellschaft and Bayer MaterialScience Aktiengesellschaft which belong to the LANXESS Subgroup shall each be transferred to LANXESS Deutschland GmbH by way of spin-off (Abspaltung zur Aufnahme) pursuant to the German Transformation Act (Umwandlungsgesetz) (hereinafter, respectively, the “Chemicals Spin-Off” and the “MaterialScience Spin-Off”).

Those service functions located in Germany which are to be allocated to the LANXESS Subgroup shall be transferred from the service companies of the Bayer Group by way of singular succession to LANXESS Deutschland GmbH under purchase and acquisition agreements (hereinafter, the “Service Transfers”).

The foreign activities of the LANXESS Subgroup shall be transferred by way of purchase and acquisition agreements or other corporate legal measures from Bayer companies (hereinafter, in each case, a “Transferring BAG Company”) to LANXESS Deutschland GmbH or to foreign companies which will in the future form the LANXESS Group together with LANXESS (hereinafter, in each case, an “Acquiring LANXESS Company”; the transfers hereinafter the “Foreign Transfers” and together with the Chemicals Spin-Off, the MaterialScience Spin-Off and the Service Transfers, collectively, the “Measures for Formation of the LANXESS Subgroup”).

The Measures for Formation of the LANXESS Subgroup shall take place and have taken place without any representations or warranties as to the quality or state of the transferred activities being given or having been given. In particular, no agreements have been reached in the areas of environmental liability, product liability or liability for antitrust violations. The measures shall take place and have taken place for the most part with economic effect as of July 1, 2004, 0000 hours

(hereinafter, the “Economic Effective Date”). In the event that another effective date has been agreed in individual cases, the parties involved in each measure shall adopt the same positions as if the measures had taken place with economic effect as of the Economic Effective Date.

By the provisions below, BAG and LANXESS wish to ensure the formation of the LANXESS Subgroup. At the same time, the apportionment of liability between the future Bayer Group and the future LANXESS Group in the areas of environmental liability, liability for antitrust violations and product liability shall be finally settled between the parent companies of each group. Furthermore, general terms, certain rules of conduct and duties of cooperation for the period from and after the Consummation Date shall be stipulated.

Now, therefore, BAG and LANXESS (each a “Contract Party” and together the “Contract Parties”) hereby agree as follows:

I.
Formation of the LANXESS Subgroup

§ 1
Catch-All Provisions for the Foreign Transfers and the Service Transfers

1.1	In order to ensure the formation of the LANXESS Subgroup in foreign jurisdictions, BAG and LANXESS shall ensure that the following catch-all provisions are implemented by each company involved in those Foreign Transfers which have been or shall be effected by way of singular succession from economic assets. The same shall apply to those legal transactions, in preparation of the Foreign Transfers, which have been or shall be effected by way of singular succession from economic assets.

1.1.1	Should certain assets and liabilities or other rights and obligations, in particular those arising out of agreements, investments, memberships, procedural and administrative law relationships or administrative acts, which according to the relevant Foreign Transfer, are to be transferred to the Acquiring LANXESS Company, not have been transferred to the Acquiring LANXESS Company by virtue of the relevant Foreign Transfer, the Transferring BAG Company shall transfer those assets and liabilities and the other rights and obligations to the Acquiring LANXESS Company. The Acquiring LANXESS Company shall accept the transfer. As between themselves, the parties involved in the relevant transaction shall adopt the same positions as if the assets and liabilities and other rights and obligations set out in § 1.1.1 sentence 1 had been transferred as of the economic effective date agreed in each case.

1.1.2	Should certain assets and liabilities or other rights and obligations, in particular those arising out of agreements, investments, memberships, procedural and administrative law relationships or administrative acts, which are not to be transferred according to the Foreign Transfers, nonetheless be transferred as a matter of law, the Acquiring LANXESS Company shall be obligated to retransfer such rights. The Transferring BAG Company shall accept the retransfer. As between themselves, the relevant parties involved shall adopt the same positions as if the assets and liabilities and other rights and obligations set out in § 1.1.2 sentence 1 had not been transferred.

1.1.3	The terms set out in § 1.1.1 shall apply correspondingly should assets or liabilities or other rights and obligations not be transferred because they were mistakenly assigned to the foreign activities of the Bayer Subgroup. The terms set out in § 1.1.2 shall apply correspondingly should the assets and liabilities or other rights and obligations be transferred because they were mistakenly assigned to the respective foreign activities of the LANXESS Subgroup.

1.1.4	In connection with a transfer pursuant to § 1, the relevant parties shall initiate all necessary and appropriate measures and legal actions, and shall collaborate on such measures and actions. To the extent that for the transfer of certain assets and liabilities or other rights and obligations, or for the accession to agreements, the consent of third parties or an approval under public law is required, the relevant Transferring BAG Company and the relevant Acquiring LANXESS Company shall endeavour to obtain such consent or approval. If a transfer to be made pursuant to §§ 1.1.1 – 1.1.3 cannot be effected in relation to third parties or can only be effected by incurring unreasonable expenses or is impractical, then as between themselves the relevant parties shall adopt the same positions as if the transfer had also become effective in relation to third parties, as of the economic effective date agreed in each case. This shall particularly apply in the event that a necessary consent or approval cannot be obtained or can only be obtained by incurring unreasonable expenses. These terms shall apply correspondingly to retransfers to be made pursuant to §§ 1.1.1 – 1.1.3.

1.1.5	No claims may be asserted with respect to the quality or state of assets and other rights and obligations of the relevant part of the LANXESS Subgroup which have been transferred or shall be transferred pursuant to § 1. Each Contract Party shall ensure that the assets to be transferred pursuant to § 1 are treated with the care usually employed in one’s own affairs. To the extent that assets or other rights and obligations to be transferred were disposed of by a party in the course of ordinary business operations or if they no longer exist, then substitutes therefore, e.g. sales proceeds, damage claims, etc., shall be transferred. These terms shall apply correspondingly to retransfers.

1.1.6	The catch-all provisions set out in §§ 1.1.1 – 1.1.5 shall apply correspondingly to measures taken or which shall be taken in anticipation of the Measures for Formation of the LANXESS Subgroup and as part of which assets and liabilities and other rights and obligations were or shall be transferred from a future LANXESS Group company to a company remaining in the Bayer Group.

1.1.7	Claims under this § 1 shall be barred after December 31, 2014.

1.2	The catch-all provisions set out in §§ 1.1.1 – 1.1.7 shall apply correspondingly in order to ensure the Service Transfers for formation of the LANXESS Subgroup, which shall take place by way of transfer of individual assets. BAG and LANXESS shall ensure that the catch-all provisions are implemented by the respective companies involved in the transfers.

§ 2
Ensuring the Continuation of the LANXESS Subgroup

For purposes of ensuring the unimpeded continuation of the LANXESS Subgroup, the Contract Parties agree as follows:

2.1	The Contract Parties assume that at the time of consummation of the Measures for Formation of the LANXESS Subgroup, all assets (including all assets not required to be, not able to be or simply not reported on the balance sheet, and other rights which taking into account their origin, purpose or use are to be exclusively or primarily assigned to the LANXESS Subgroup) required by the Acquiring LANXESS Company to continue running the part of the LANXESS Subgroup to the same extent existing at the time of consummation of the relevant measure, have been or will be transferred to the relevant Acquiring LANXESS Company or at least a right of use (beneficial ownership) has been or will be granted. This shall not apply to the extent otherwise agreed with respect to the relevant measure.

2.2	If assets required to continue running the part of the LANXESS Subgroup to the same extent existing at the time of consummation of the relevant measure are not transferred to the relevant Acquiring LANXESS Company and no right of use (beneficial ownership) is granted, the Contract Parties shall take action to cause the assets to be transferred. If a transfer is not legally possible, is only possible by incurring unreasonable expenses or is impractical, the Contract Parties cause rights of use to be granted with respect to these assets. If that is also not legally possible or only possible by incurring unreasonable expenses or is impractical, then the Contract Parties shall cause the relevant companies involved to adopt the same positions economically as if the transfer or the grant of rights of use had occurred as of the effective date agreed in each case, provided however there shall be no right to claim for indirect damages or other consequential damages such as loss of profit and loss of production. No claims shall be made under § 2.2 to the extent that the assets are not material for the continuation of activities of the LANXESS Subgroup carried out by the Acquiring LANXESS Company. Claims shall also not be made under § 2.2 to the extent that the continuation of the part of the LANXESS Subgroup is assured by appropriate service or supply agreements which have already been concluded.

To the extent that in order to transfer or grant rights of use for assets the consent of third parties or an approval under public law is required, the Contract Parties cause the companies involved to make every effort to obtain such consent or approval.

2.3	Claims under this § 2 shall be barred after December 31, 2014.

§ 3
Costs and Taxes Relating to the Formation of the LANXESS Subgroup

3.1	With respect to costs and taxes relating to the formation of the LANXESS Subgroup, the following principles shall apply:

3.1.1	Costs incurred prior to the Consummation Date shall be borne by BAG or by the relevant transferring company affiliated with it. The same shall apply to costs incurred in the period from the Consummation Date up to June 30, 2005 and arising from formation measures, which were commissioned before the Consummation Date.

3.1.2	Income taxes originating prior to the Economic Effective Date shall be borne by BAG or by the relevant transferring company affiliated with it. Income taxes originating after this date shall be borne by the relevant company involved in the measure which under applicable tax laws is the tax debtor, except as may otherwise be agreed by the Transferring BAG Company and the Acquiring LANXESS Company in the agreements for the transfer of those parts of the LANXESS Subgroup located in foreign jurisdictions.

3.1.3	To the extent that in respect of income taxes originating prior to the Economic Effective Date, in particular as a result of a tax audit, the taxable income or a tax loss carry-forward of the transferring company affiliated with BAG or of a company consolidated with BAG for tax purposes is subsequently adjusted, and this subsequently has an inverse effect on the taxable income or on an existing tax loss carry-forward of the acquiring company affiliated with LANXESS or of a company consolidated with LANXESS for tax purposes, then the acquiring company affiliated with LANXESS shall refund to the transferring company affiliated with BAG the net present value of a tax reduction, or the transferring company affiliated with BAG shall refund to the acquiring company affiliated with LANXESS the net present value of a tax increase arising for the acquiring company affiliated with LANXESS or for the company consolidated with LANXESS for tax purposes, as the case may be.

The net present value of the tax reduction or increase, as the case may be, shall be calculated on the basis of the tax rates applicable in the year of the change in income or tax loss carryforward, assuming equal distribution of the inverse effect over five years in the case of fixed assets, over one year in the case of current assets, over eight years in the case of pension provisions and over one year in the case of other liabilities, as well as by applying a discount factor of 5% per annum.

3.1.4	Regardless of when they arise, transfer taxes shall be borne by LANXESS or by the relevant acquiring company affiliated with LANXESS.

To the extent that agreements for the formation of the LANXESS Subgroup contain provisions which deviate from these principles, the Contract Parties shall ensure that the respective agreements are amended to comply with these principles. The terms contained in § 3.1.1, § 3.1.2 and § 3.1.4 shall also apply to the Chemical and MaterialScience spin-off agreements. The provisions in those agreements shall otherwise remain unaffected.

3.2	The following clarifications are agreed with respect to the agreements for the transfer of those parts of the LANXESS Subgroup located in foreign jurisdictions: All thresholds for the assertion of tax indemnification claims (steuerliche Ausgleichsansprüche) shall be deemed to be exceeded as soon as one individual claim or the sum of several individual claims exceeds the relevant contractually agreed threshold. Upon the threshold being exceeded, all indemnification claims which have arisen to that point shall be settled. Indemnification claims which arise thereafter shall only be settled once the relevant threshold has again been exceeded, however no later than by the end of the contractually agreed limitation period. No interest shall accrue on indemnification claims during the period up to settlement.

3.3	If on transfer of parts of the LANXESS Subgroup no particular stipulation was made in particular regarding tax treatment, for example in cases where the transfer is based on a spin-off pursuant to the corporate law of a foreign jurisdiction, the relationship between the Transferring BAG Company and the Acquiring LANXESS Company shall be governed either by the provisions contained in Appendix 3.3.1, in the case of a transfer of company shares, or by the provisions contained in Appendix 3.3.2, in the case of transfer of other assets individually or in their entirety. This also applies in cases where company shares or other assets of a Transferring BAG Company are transferred to an Acquiring LANXESS Company through one or more other BAG companies. § 3.1.3 shall apply correspondingly.

3.4	The Contract Parties shall ensure that the terms contained in §§ 3.2 and 3.3 shall be implemented by the respective companies involved in the Foreign Transfer.

§ 4
Separation of Assets and Obligations

As a result of the world-wide realignment of the Bayer Group decided upon in 2002 and as a result of the Measures for Formation of the LANXESS Subgroup, it cannot be ruled out that obligations and the assets required to fulfill such obligations may have been assigned to different companies of the Bayer Group (as it existed prior to the Consummation Date). For such cases, the Contract Parties agree as follows:

4.1	To the extent that LANXESS requires assets in order to fulfill an obligation to a third party existing on the Consummation Date that was transferred to LANXESS in the context of the Measures for Formation of the LANXESS Subgroup and these assets have remained with BAG or with a company affiliated with BAG, BAG shall, on demand by LANXESS and at its discretion, ensure that BAG or one of its affiliates fulfills this obligation either to LANXESS or directly to the third party. In consideration of this, BAG shall receive any compensation owed by the third party to LANXESS. Sentences 1 and 2 shall be applied correspondingly to obligations of companies affiliated with LANXESS.

4.2	To the extent that BAG requires assets in order to fulfill an obligation to a third party incumbent upon it existing on the Consummation Date and these assets were transferred to LANXESS or to a company affiliated with LANXESS, LANXESS shall, on demand by BAG and at its discretion, ensure that LANXESS or one of its affiliates fulfills this obligation either to BAG or directly to the third party. In consideration of this, LANXESS shall receive any compensation owed by the third party to BAG. Sentences 1 and 2 shall be applied correspondingly to obligations of companies affiliated with BAG.

4.3	Third parties within the meaning of § 4.1 are all persons and companies which on the Consummation Date are not affiliated with LANXESS within the meaning of §§ 15 et seq. of the German Stock Corporation Act (Aktiengesetz). Third parties within the meaning of § 4.2 are all persons and companies which on the Consummation Date are not affiliated with BAG within the meaning of §§ 15 et seq. of the German Stock Corporation Act (Aktiengesetz).

4.4	Claims under this § 4 shall be made in writing against the other Contract Party by December 31, 2009.

§ 5
Apportionment of Liability

5.1	BAG shall indemnify LANXESS and all companies affiliated with LANXESS against liabilities of BAG or companies affiliated with BAG arising by statute or by application of common law and existing on the Consummation Date and which were not assigned to LANXESS or companies affiliated with LANXESS by the Measures for Formation of the LANXESS Subgroup or the Spin-Off.

5.2	LANXESS shall indemnify BAG and all companies affiliated with BAG against liability arising by statute or by application of the common law for obligations of LANXESS or companies affiliated with LANXESS which existed on the Consummation Date and which were assigned to LANXESS or companies affiliated with LANXESS by the Measures for Formation of the LANXESS Subgroup or the Spin-Off.

5.3	The provisions of this § 5 shall not apply to the apportionment of liability set out in §§ 6, 7 and 8.

II.
Liability for Environmental Contamination, Antitrust Violations and Product Liability

§ 6
Liability for Environmental Contamination

With respect to liability for all kinds of contamination of land, water (including groundwater), buildings and plants (“Environmental Contamination”), the Contract Parties agree as between themselves to be bound by the following provisions. These provisions conclusively govern, as between the Contract Parties, which of the Contract Parties shall be responsible for Environmental Contamination which was caused or arose prior to the Economic Effective Date. No further claims in this respect shall be asserted between the Contract Parties. The Contract Parties shall ensure that such claims are also not asserted by their respective affiliated companies.

To the extent a Contract Party is liable that Contract Party shall, subject to any further obligations, fully indemnify the other Contract Party and any companies affiliated with it for any liability arising out of public or private law owed to public authorities or other third parties for Environmental Contamination of the relevant property.

6.1	Liability for Environmental Contamination of LANXESS Properties

6.1.1	Liability of LANXESS

Subject to § 6.4, LANXESS shall be liable for Environmental Contamination:

—	of those areas, specified and shaded in red in Appendix 6.1.1 of the Leverkusen, Dormagen, Uerdingen and Brunsbüttel chemical parks, which LANXESS Deutschland GmbH shall purchase from BAG under a yet to be concluded property purchase agreement;

—	of properties located in foreign jurisdictions, which have been or will be, directly or indirectly, purchased by Acquiring LANXESS Companies from Transferring BAG Companies; and

—	of all other properties exclusively or primarily used by the LANXESS Subgroup on the Economic Effective Date

(hereinafter, collectively, the “LANXESS Properties”), unless LANXESS proves:

a)	that the Environmental Contamination of the affected LANXESS Property which triggered the liability was caused by contaminants carried in the groundwater coming from another property which:

(i)	on the Economic Effective Date was owned by BAG or by a company affiliated with BAG or after the Economic Effective Date was acquired by BAG or by a company affiliated with BAG, and was not exclusively or primarily used by the LANXESS Subgroup on the Economic Effective Date;

or

(ii)	while not owned by BAG or by a company affiliated with BAG on or after the Economic Effective Date, was exclusively or primarily used by BAG or by a company affiliated with BAG on or after the Economic Effective Date for production purposes, storage purposes or for the handling of products;

or

b)	that the Environmental Contamination which triggered the liability was caused by BAG or by a company affiliated with BAG after the Economic Effective Date.

6.1.2	Liability of BAG

Subject to § 6.4, BAG shall be liable for any Environmental Contamination of LANXESS Properties for which LANXESS is not liable as a result of having provided exonerating evidence. The following provisions shall also apply:

a)	In the situation described in § 6.1.1 a), BAG shall reimburse LANXESS and the companies affiliated with LANXESS for expenses incurred in taking appropriate, necessary and reasonable measures to avert the dangers associated with such Environmental Contamination. There shall be no right to claim for indirect damages such as loss of profit, loss of use and loss of production.

b)	In the situation described in § 6.1.1 b), responsibility and reciprocal claims shall be determined according to the laws generally applicable in each case.

6.2	Liability for Environmental Contamination of BAG Properties

6.2.1	Liability of BAG

Subject to § 6.4, BAG shall be liable for Environmental Contamination of properties (excluding the LANXESS Properties) which on the Economic Effective Date are owned by BAG or by a company affiliated with BAG, used by BAG or by a company affiliated with BAG, or leased from third parties (hereinafter, collectively, the “BAG Properties”), unless BAG proves:

a)	that the Environmental Contamination of the affected BAG Property which triggered the liability was caused by contaminants carried in the groundwater coming from another property which:

(i)	on the Economic Effective Date was owned by LANXESS or by a company affiliated with LANXESS or after the Economic Effective Date was acquired by LANXESS or by a company affiliated with LANXESS, and was not exclusively or primarily used by the Bayer Subgroup on the Economic Effective Date;

or

(ii)	while not owned by LANXESS or by a company affiliated with LANXESS on or after the Economic Effective Date was exclusively or primarily used by LANXESS or by a company affiliated with LANXESS on or after the Economic Effective Date for production purposes, storage purposes or for the handling of products;

or

b)	that the Environmental Contamination which triggered the liability was caused by LANXESS or by a company affiliated with LANXESS after the Economic Effective Date.

6.2.2	Liability of LANXESS

Subject to § 6.4, LANXESS shall be liable for any Environmental Contamination of BAG Properties for which BAG is not liable as a result of having provided exonerating evidence. The following provisions shall also apply:

a)	In the situation described in § 6.2.1 a), LANXESS shall reimburse BAG and the companies affiliated with BAG for expenses incurred in taking appropriate, necessary and reasonable measures to avert the dangers associated with Environmental Contamination. There shall be no right to claim for indirect damages such as loss of profit, loss of use and loss of production.

b)	In the situation described in § 6.2.1 b), responsibility and reciprocal claims shall be determined according to the laws generally applicable in each case.

6.3	Liability for Environmental Contamination of Other Properties

6.3.1 Liability of LANXESS

Subject to § 6.4, LANXESS shall be liable for Environmental Contamination of properties other than LANXESS Properties and BAG Properties (hereinafter, the “Third Party Properties”) to the extent that such Environmental Contamination is caused by contaminants carried in the groundwater from LANXESS Properties to the Third Party Properties.

6.3.2 Liability of BAG

Subject to § 6.4, BAG shall be liable for Environmental Contamination of Third Party Properties to the extent that such Environmental Contamination is caused by contaminants carried in the groundwater from BAG Properties to the Third Party Properties.

6.4	Liability for Environmental Contamination by Reference to List of Properties

BAG and LANXESS shall be liable for Environmental Contamination of the properties (including landfills) specified on the list of properties in Appendix 6.4 to the extent stated therein, unless the relevant Contract Party is able to provide such exonerating evidence as is set out in § 6.1.1 b) or § 6.2.1 b).

6.5	Liability for Environmental Contamination Arising from Purchase and Acquisition Agreements

LANXESS shall be liable for Environmental Contamination in connection with the sold companies, businesses, factories and plants listed in Appendix 6.5, according to the terms of the relevant purchase and acquisition agreements. Subject to § 6.4, BAG shall assume the liability for Environmental Contamination in connection with the sold companies, businesses, factories and plants not listed in Appendix 6.5, except for LANXESS Properties for which LANXESS shall be liable pursuant to § 6.1.1.

6.6	Limitation of Liability for LANXESS

The total liability of LANXESS and companies affiliated with LANXESS for Environmental Contamination within the meaning of this § 6 shall, pursuant to the following terms, be limited to 350 million euros (hereinafter the “Maximum Liability Amount”). BAG shall be liable for claims asserted against LANXESS and companies affiliated with LANXESS to the extent to which such claims in total exceed the Maximum Liability Amount.

6.6.1	The Maximum Liability Amount only applies to Environmental Contamination to the extent it was caused before the Economic Effective Date, the burden of proof lying with LANXESS.

6.6.2	The Maximum Liability Amount only applies to costs for measures:

a)	which LANXESS or BAG, or companies affiliated with LANXESS or BAG, were obligated to take as a result of decisions (whether or not they are final and binding, unappealable or immediately enforceable) issued by authorities or courts by December 31, 2009.;

b)	which LANXESS or BAG, or companies affiliated with LANXESS or BAG, were obligated to take as a result of agreements subject to public law and concluded by December 31, 2009 in which the other Contract Party participated and consented;

c)	the taking of which the Contract Parties have agreed upon by December 31, 2009; or

d)	which are taken by December 31, 2009 in order to avert a specific and current danger.

To the extent that the costs are incurred for measures resulting from investigations which LANXESS or a company affiliated with LANXESS performed or caused to be performed, these costs shall not be included in the Maximum Liability Amount, unless:

e)	there is a legally or officially imposed duty to carry out the investigation;

f)	the investigation was performed in order to avert a specific and current danger;

g)	the investigation was carried out in order to fulfill a contractual obligation existing on the Economic Effective Date;

h)	the investigation was carried out with the prior consent of the other Contract Party; or

i)	investigations were reasonable and necessary in connection with portfolio transactions, such as the sale of companies.

To the extent that the costs are incurred for measures resulting from information which LANXESS or a company affiliated with LANXESS has disclosed to authorities or other third parties, these costs will not be included in the Maximum Liability Amount, unless the disclosure of such information:

j)	was made in fulfillment of a legally or officially imposed duty;

k)	was made in order to avert a specific and current danger;

l)	was made in order to fulfill a contractual obligation existing on the Economic Effective Date;

m)	was made with the prior consent of the other Contract Party; or

n)	constituted necessary and appropriate information in connection with portfolio transactions, such as the sale of a company.

6.7	Requirements for the Duty to Indemnify; Procedures

6.7.1	A duty to indemnify under § 6 shall only exist if the Contract Party to be indemnified is required to take measures pursuant to incontestable (final and binding, unappealable) or immediately enforceable decisions of authorities or courts or as a result of agreements subject to public law in which the other Contract Party participated and consented, or if the Contract Parties have agreed on the implementation of necessary measures in connection with Environmental Contamination, or if necessary measures in connection with Environmental Contamination cannot be postponed for legal reasons.

6.7.2	A duty to indemnify pursuant to § 6 shall not exist to the extent that the costs are incurred for measures resulting from investigations which the Contract Party asserting the claim for indemnification or a company affiliated with it performed or caused to be performed, unless:

a)	there is a legally or officially imposed duty to carry out the investigation;

b)	the investigation was performed in order to avert a specific and current danger;

c)	the investigation was carried out in order to fulfill a contractual obligation existing on the Economic Effective Date;

d)	the investigation was carried out with the prior consent of the other Contract Party; or

e)	investigations were appropriate and necessary in connection with portfolio transactions, such as the sale of companies.

The above provision applies correspondingly to the disclosure of information to authorities or other third parties.

6.7.3	To the extent that claims are asserted by a third party against the Contract Party to be indemnified, that Contract Party shall without undue delay fully inform the Contract Party having a duty to indemnify in writing. The Contract Party having a duty to indemnify shall have the right to take charge of further proceedings and shall be given a power of attorney by the Contract Party to be indemnified to the extent necessary for such purposes. At the request of the Contract Party having a duty to indemnify, the Contract Party to be indemnified shall use its best efforts to reasonably support the other party. The costs incurred in the defence shall be borne by the Contract Party having a duty to indemnify. This does not apply to internal costs incurred by the Contract Party to be indemnified and companies affiliated with it.

6.7.4	The Contract Parties shall ensure that the other Contract Party is provided with all documents and information required in connection with mounting a defence pursuant to §§ 6.1.1 a) or 6.2.1 a) relating to possible causes of the Environmental Contamination. The Contract Party having a duty to indemnify shall be entitled to undertake appropriate and necessary investigations and drilling. Sentences 1 and 2 also apply to the evidence to be provided by LANXESS pursuant to § 6.6.1.

6.7.5	To the extent a Contract Party asserts claims under this § 6, it shall provide the other Contract Party with copies of documents relating to the property in question and the related Environmental Contamination. In particular, copies of documents necessary to identify the property in question and the Environmental Contamination related thereto within the appendices of this § 6 are to be provided.

6.8	Relationship of this Agreement to the Utilization Agreements

To the extent the provisions of this § 6 deviate from the provisions contained in the utilization agreements to be transferred to LANXESS Deutschland GmbH in connection with the MaterialScience Spin-Off and the Chemicals Spin-Off, the provisions of this § 6 shall take precedence.

6.9	Limitation of Actions

Claims under this § 6 shall be barred after December 31, 2034.

6.10	Deductible Amount

Claims pursuant to § 6 may only then be asserted if and to the extent that an individual claim arising out of a single incident exceeds the amount of 50,000 euros and the sum of these individual claims exceed the amount of 250,000 euros (deductible amount).

§ 7
Product Liability

With respect to liability for duties and obligations arising out of or in connection with defective products (within the meaning of the German Product Liability Act or the laws applicable in each case) (hereinafter “Product Liability Claims”), the Contract Parties agree in relation to each other to be bound by the following apportionment of liability. To the extent a Contract Party is liable, it shall indemnify the other Contract Party and any companies affiliated with it against these Product Liability Claims.

7.1	Liability for Products Which Were or Will Be Introduced to the Market before the Consummation Date by the Subgroups in Operation on the Economic Effective Date

7.1.1	LANXESS shall be liable for all Product Liability Claims arising out of or in connection with defective products which were introduced to the market by the LANXESS Subgroup in operation on the Economic Effective Date or which it will introduce to the market prior to the Consummation Date.

7.1.2	BAG shall be liable for all Product Liability Claims arising out of or in connection with defective products which were introduced to the market by the Bayer Subgroup in operation on the Economic Effective Date or which will be introduced to the market prior to the Consummation Date.

7.1.3	The identification of the products introduced to the market by the respective business unit shall, among other things, be carried out with reference to so-called UVP numbers. § 7.6 shall remain unaffected.

7.2	Liability for Products Which Will Be Introduced to the Market From the Consummation Date by the Subgroups in Operation on the Economic Effective Date

Product Liability Claims arising out of or in connection with defective products which will be introduced to the market from the Consummation Date shall be governed by the relevant applicable laws.

7.3	Liability for Products of Sold Companies, etc.

LANXESS shall be liable for all Product Liability Claims arising out of or in connection with defective products introduced to the market by the sold companies, businesses, factories and plants listed in Appendix 7.3. BAG shall be liable for all Product Liability Claims arising out of or in connection with defective products which were introduced to the market by entities other than the sold companies, businesses, factories and plants listed in Appendix 7.3, unless otherwise stipulated in § 7.4.

7.4	Liability For Certain Products

LANXESS shall be liable for all Product Liability Claims arising out of or in connection with defective products:

a)	the UVP numbers of which are listed in Appendix 7.4.1 and which were introduced to the market; or

b)	which were introduced to the market by the lines of business and business divisions of the former chemicals and polymers business areas which are listed in Appendix 7.4.2, regardless of the point in time at which the product was introduced to the market; or

c)	which were introduced to the market under the trade names listed in Appendix 7.4.3 by the business divisions listed in that appendix.

Unless this agreement provides otherwise, BAG shall be liable for all Product Liability Claims arising out of and in connection with defective products which are neither listed in Appendix 7.4.1, nor were introduced to the market by the lines of business and business divisions of the former chemicals and polymers business areas listed in Appendix 7.4.2, nor were introduced to the market under the trade names listed in Appendix 7.4.3 by the business divisions listed in that appendix.

7.5	Product Liability Claims of the Contract Parties against Each Other

The terms set out in §§ 7.1, 7.3 and 7.4 above shall only apply to Product Liability Claims asserted by third parties and, unless the relevant parties agree otherwise in a specific case, determine as between themselves which of the Contract Parties shall be liable for the Product Liability Claims. Therefore, claims for defective products within the meaning of §§ 7.1.1, 7.3 and 7.4 asserted by BAG against LANXESS and companies affiliated with LANXESS and claims for defective products within the meaning of § 7.1.2 asserted by LANXESS against BAG and companies affiliated with BAG are excluded. Each Contract Party shall be responsible for ensuring that companies affiliated with it do not assert such claims.

7.6	Introduction to the Market

An introduction to the market within the meaning of §§ 7.1, 7.3 and 7.4 shall be determined in accordance with the provisions of the relevant applicable product liability law, however, an introduction to the market shall only be deemed to have occurred if the product in question was introduced to a market outside of the Bayer Group (as it existed at the time of the relevant introductory act). Actions within the Bayer Group (as it existed at the time of the relevant introductory act), such as deliveries, shall not be considered as an introduction to the market within the meaning of §§ 7.1, 7.3 and 7.4.

7.7	Procedures

Each Contract Party shall inform the other Contract Party immediately if third parties assert claims or threaten to assert claims against it or a company affiliated with it which could lead to liability of the other Contract Party (hereinafter the “Liable Contract Party”) under §§ 7.1, 7.3 or 7.4. In such a case, the Contract Party shall disclose all relevant information to the Liable Contract Party, grant inspection of all books and records, and allow talks with employees, to the extent that this is reasonably necessary in the estimation of the Liable Contract Party in order to assess the validity of the claims asserted or threatened to be asserted. At the request of the Liable Contract Party, the Contract Party shall ensure that the defence of these claims, even within court proceedings shall be carried out exclusively according to the instructions and at the cost of the Liable Contract Party. The costs incurred in the defence shall be borne by the Contract Party having a duty to indemnify. This does not apply to internal costs incurred by the Contract Party to be indemnified and companies affiliated with it.

§ 8
Liability for Antitrust Violations

The Contract Parties agree in relation to each other to the following apportionment of liability for duties and obligations relating to the payment of fines, pecuniary and other (additional) penalties, relating to damage claims of third parties including payment of criminal sanctions, third party claims for the transfer of surplus proceeds or advantages arising out of antitrust violations (hereinafter the “Antitrust Claims”).

8.1	Liability for General Antitrust Violations

8.1.1	Subject to § 8.2, LANXESS shall be liable for Antitrust Claims arising out of antitrust violations committed by the LANXESS Subgroup and shall reimburse BAG and companies affiliated with BAG for any necessary expenses incurred to fulfill these Antitrust Claims.

8.1.2	Subject to § 8.2, BAG shall be liable for all Antitrust Claims arising out of antitrust violations committed by the Bayer Subgroup and shall reimburse LANXESS and companies affiliated with LANXESS for the expenses incurred as necessary to fulfill these Antitrust Claims.

8.1.3	A Contract Party shall only have a duty to reimburse for expenses incurred in fulfilling the Antitrust Claims arising out of (i) incontestable decisions of authorities or courts, or (ii) irrevocable and final court or out-of-court settlements which were issued or concluded on or after the Economic Effective Date. A duty to reimburse shall not exist if the reimbursement in the specific case would be illegal or even a criminal offence under the relevant applicable laws. Rights of indemnity of the Contract Parties shall not apply.

8.1.4	If and to the extent Antitrust Claims are asserted against a Contract Party or a company affiliated with it and the payments made by this Contract Party or by the company affiliated with it are not or are only partially tax deductible as business expenses and a claim for reimbursement exists against the other Contract Party, the other Contract Party shall pay an amount to compensate for the tax disadvantages in addition to the reimbursement amount owed. The tax disadvantages to be compensated for shall equal the tax burden applicable to the amount of the reimbursement payment received by the Contract Party or the company affiliated with it, against which the Antitrust Claims were asserted. The utilization of tax loss carryforwards shall also be deemed to be a tax burden (utilized amount of tax loss carryforward multiplied by the corporate income tax rate and/or the trade tax base amount times the local multiplier). Differing tax rates shall not be taken into account.

8.2	Liability for Certain Antitrust Violations

With respect to liability for Antitrust Claims arising out of or in connection with those proceedings which relate or were related to BAG’s former rubber business division and regarding which, before the Economic Effective Date, either in at least one jurisdiction official proceedings were pending or were commenced (regardless of the Contract Parties’ knowledge), or BAG, a company affiliated with BAG or a competitor of BAG has taken steps before an antitrust authority in at least one jurisdiction with a view to commencing proceedings (hereinafter “Antitrust Proceedings”), the Contract Parties intend with the following provisions to in principle adopt the positions they would have been in if the Antitrust Claim were divided vis-à-vis third parties according to the following provisions and each Contract Party were liable vis-à-vis third parties to this extent.

8.2.1	LANXESS shall be liable for Antitrust Claims arising out of or in connection with Antitrust Proceedings only up to the amount of 30% of the relevant Antitrust Claim, and shall reimburse BAG for 30% of all expenses incurred by it and by companies affiliated with it necessary to fulfill these Antitrust Claims.

8.2.2	BAG shall be liable for Antitrust Claims arising out of or in connection with Antitrust Proceedings in the amount of the remaining 70% of the respective Antitrust Claim, and shall reimburse LANXESS for 70% of all expenses incurred by it and by companies affiliated with it necessary to fulfill these Antitrust Claims.

8.2.3	The total liability of LANXESS for Antitrust Claims arising out of or in connection with Antitrust Proceedings shall not exceed 100 million euros (“Maximum Liability Limit”). Reimbursement payments under § 8.2.5 are not counted in this amount.

To the extent that the total amount of expenses incurred by LANXESS or a company affiliated with it for fulfillment of Antitrust Claims arising out of or in connection with Antitrust Proceedings exceeds the Maximum Liability Limit, BAG shall be fully liable for this part of the Antitrust Claims and shall reimburse LANXESS for all expenses incurred by it and companies affiliated with it as necessary to fulfill the Antitrust Claims to the extent the expenses exceed the Maximum Liability Limit.

8.2.4	A Contract Party shall only have a duty to reimburse for expenses incurred in fulfilling the Antitrust Claims arising out of (i) incontestable decisions of authorities or courts, or (ii) irrevocable and final court or out-of-court settlements which were issued or concluded on or after the Economic Effective Date. A duty to reimburse shall not exist if the reimbursement in the specific case would be illegal or a criminal offence under the relevant applicable laws. Rights of indemnity of the Contract Parties shall not apply.

8.2.5	If and to the extent Antitrust Claims arising out of or in connection with Antitrust Proceedings are asserted against a Contract Party or a company affiliated with it and the payments made by this Contract Party or by a company affiliated with it are not or are only partially tax deductible as business expenses, the other Contract Party shall pay an amount to compensate for the tax disadvantages corresponding to its proportion of liability in addition to the reimbursement amount owed. The tax disadvantages compensated for shall be equal to the tax burden applicable to the amount of the reimbursement payment received by the Contract Party or the company affiliated with it, against which the Antitrust Claims were asserted. The utilization of tax loss carryforwards shall also be deemed to be a tax burden (utilized amount of tax loss carryforward multiplied by the corporate income tax rate and/or the trade tax base amount times the local multiplier). The chronological order of the due dates of the Antitrust Claims shall be decisive. Differing tax rates shall not be taken into account.

8.2.6	If in any calendar year reimbursement payments (including compensation for the corresponding tax burden) to be made by LANXESS to BAG or to a company affiliated with BAG exceed 50 million euros, the amount in excess of 50 million euros shall be carried forward to the next calendar year and shall only become payable on April 1 of that calendar year.

8.2.7	BAG shall continue to conduct the legal defence of Antitrust Proceedings in which it or companies affiliated with it are involved on the Economic Effective Date. LANXESS shall itself or through a company affiliated with it assume the legal defense of Antitrust Proceedings in which Bayer Chemicals Aktiengesellschaft was involved on the Economic Effective Date.

8.2.8	The external costs of conducting each Antitrust Proceeding (including costs of the proceedings and costs of the defence) shall be divided between BAG and LANXESS in a ratio of 70% to 30%. The duty of LANXESS to assume external cost of conducting Antitrust Proceedings is not limited to a maximum amount and shall not be included in the Maximum Liability Limit set out in § 8.2.3. Each Contract Party shall bear its own internal costs and the internal costs of companies affiliated with it.

8.2.9	By the Consummation Date, the Contract Parties shall, taking each other’s interest in account, agree on terms for conducting Antitrust Proceedings as well as for mutual cooperation and appropriate information exchange and shall enter into a so-called joint defense agreement in order to, among other things, protect attorney-client privilege.

§ 9
Insurance Benefits and Third Party Compensation

9.1	To the extent that a Contract Party has a duty of indemnification under §§ 6 or 7, the other Contract Party shall forward to the Contract Party having the duty to indemnify all insurance benefits or compensation from other third parties received by it or by a company affiliated with it.

9.2	To the extent a Contract Party has a duty to reimburse expenses under § 8, the reimbursed amount shall be reduced by the amount the other Contract Party or a company affiliated with it receives as insurance benefits or a compensation from other third parties.

9.3	Each Contract Party shall ensure that claims are asserted under existing insurance coverage and that all insurance benefits received are forwarded. There is no duty to assert claims against other third parties. To the extent that in cases falling within §§ 6 and 7 a claim for compensation exists against third parties, the Contract Party having a duty to indemnify shall be entitled to have the claim assigned to it and to be provided with all documents required in order to pursue the claim. Other third parties are persons who are neither affiliated with, nor past or present employees of the Contract Party having a duty to indemnify or of companies affiliated with it.

III.
Duty to Cooperate and Rules of Conduct

§ 10
Subsidies

10.1	If, after the Economic Effective Date, as a result of an incontestable decision issued by an authority or court, BAG or a company affiliated with BAG is required to return, together with interest, a public subsidy granted before the Economic Effective Date, because of an act or omission of LANXESS or a company affiliated with LANXESS, LANXESS shall reimburse BAG for the amount returned.

10.2	If, after the Economic Effective Date, as a result of an incontestable decision issued by an authority or court, LANXESS or a company affiliated with LANXESS is required to return, together with interest, a public subsidy granted before the Economic Effective Date, because of an act or omission of BAG or a company affiliated with BAG, BAG shall reimburse LANXESS for the amount returned.

10.3	The Contract Parties shall keep each other reasonably informed so that each is able to conduct itself, and to ensure that companies respectively affiliated with it conduct themselves, in such a manner so as to avoid the risk of public subsidies granted before the Economic Effective Date having to be returned. In all other respects, the procedures set out in § 7.7 shall apply correspondingly.

§ 11
Shared Usage of IT Resources

11.1	For technical reasons, a complete separation of networks, servers, applications and data (hereinafter, the “IT Resources”) by the Consummation Date is not possible. Therefore, BAG and LANXESS shall come to an understanding on the temporary shared usage of IT Resources by their business divisions until complete separation has taken place. In the phase up until complete separation of the IT Resources, the Contract Parties shall use best efforts to take each other’s interests into account and shall ensure that their respective affiliated companies do the same.

11.2	It is intended that the data required for the business operations of the LANXESS Subgroup be migrated from the central data storage of BAG and/or of companies affiliated with BAG to the data storage of LANXESS or of companies affiliated with LANXESS. With respect to data pertaining to the LANXESS Subgroup, LANXESS shall have the right, unlimited in time and free of charge, to access information remaining with BAG and companies affiliated with BAG. The migration costs shall be borne by BAG. BAG shall share these costs with companies affiliated with it on an appropriate basis.

§ 12
Treatment of Confidential Information

Each Contract Party shall work towards and shall implement reasonable measures in order to ensure that confidential information shall be treated by it and the companies affiliated with it at the time according to the following provisions.

12.1	All information concerning the business unit of the other Contract Party, irrespective of the form in which it is embodied or saved (in particular, data), shall be deemed to be confidential information. Information which shall not be deemed confidential is information:

•	which either was publicly known before the Consummation Date or was thereafter made public, unless the information was publicly disclosed in breach of this agreement;

•	which the relevant Contract Party or companies affiliated with it received from a third party on a non-confidential basis, provided that the recipient, after making reasonable investigations, had no knowledge that the third party had disclosed such information in breach of statutory or contractual duties it owed to the other Contract Party or companies affiliated Companies with it; or

•	which the relevant Contract Party or companies affiliated with it developed independently of information from the other Contract Party or companies affiliated with it.

12.2	Confidential information shall be treated as strictly confidential and shall not be disclosed to third parties, irrespective of its form, unless this agreement expressly provides otherwise. Third parties within the meaning of § 12 are all persons who are not companies affiliated with the relevant Contract Party. Disclosure to an affiliated company shall only be permissible if an objectively justifiable reason exists for such disclosure. Disclosure to professional advisers who are under a professional or statutory duty of confidentiality is permissible.

12.3	All necessary and appropriate measures shall be taken to ensure that confidential information is protected from disclosure to third persons, unless this agreement expressly provides otherwise. Confidential information shall not be used for one’s own purposes or for purposes of a third party, unless expressly provided otherwise.

12.4	All employees shall be instructed to comply with the provisions of this § 12.

12.5	The limitations of § 12 do not apply to the extent that the relevant Contract Party or a company affiliated with it has or may have a duty to disclose information to courts and authorities or is otherwise required by law or stock exchange regulations to disclose such information.

§ 13
Duty to Cooperate

Unless otherwise expressly provided for in this agreement, the Contract Parties agree to the following duties to cooperate. Specific agreements made concerning additional duties to cooperate shall remain unaffected.

13.1	BAG and LANXESS shall ensure that all declarations shall be made, all documents shall be drawn up and all other actions shall be performed which are necessary or appropriate in connection with the transfer of the LANXESS Subgroup.

13.2	LANXESS or companies affiliated with it shall be provided with all business documents attributable to the LANXESS Subgroup according to the terms of the relevant agreements entered into or relating thereto as kept by BAG and the companies affiliated with BAG at the relevant time. LANXESS shall be provided with all documents which are necessary to assert the rights transferred to it. LANXESS shall keep all records and other documents for the period required by law for which commercial records must be preserved, and shall ensure that BAG and companies affiliated with BAG may inspect these business documents and make copies of the same, provided a legitimate interest exists.

13.3	After the Consummation Date, all business documents attributable to the Bayer Subgroup or relating thereto shall remain with BAG and companies affiliated with it. All documents necessary for asserting the rights remaining with the Bayer Subgroup shall also remain with BAG or companies affiliated with it. BAG shall keep all records and other recordings, for the period required by law for which commercial records must be preserved, and shall ensure that LANXESS and companies affiliated with LANXESS may inspect these business documents and make copies of the same, provided a legitimate interest exists.

13.4	Even after expiration of the period required by law for which commercial records must be preserved, destruction of business documents, writings, books and other records by a Contract Party or by companies affiliated with it may only take place after express written consent from the other Contract Party has been obtained.

13.5	The Contract Parties shall mutually assist each other in official proceedings, particularly in tax audits and tax or other legal disputes, which affect the LANXESS Subgroup. The Contract Parties shall especially provide each other with all information and documents necessary or appropriate to satisfy requirements and provide evidence for tax or other authorities or courts, and shall mutually cause their employees to provide reasonable assistance. Pursuant to § 147 of the German Tax Code (Abgabenordnung), LANXESS and BAG shall specifically grant tax authorities the right to inspect relevant tax documents and stored data created with help of a data processing system, and shall enable the use of that data processing system for purposes of auditing these documents and data to the extent that such documents or date relate to time periods before the Economic Effective Date. Cooperation with the tax authorities, in particular to determine the extent of access to the relevant data by the tax authorities, shall be exclusively decided upon in close consultation with the other Contract Party. All rights of representation vis-à-vis courts and authorities shall remain unaffected hereby.

13.6	Each Contract Party shall ensure that the provisions of this § 13 are implemented and complied with according to the terms agreed upon by those companies affiliated with it and taking part in the Measures for Formation of the LANXESS Subgroup.

13.7	The Contract Parties shall agree on reasonable terms for sharing the costs incurred in fulfilling the provisions set out in § 13.

13.8	LANXESS itself or LANXESS through companies affiliated with it at the relevant time shall have the right to continue using generally accessible and existing operations know-how (in particular terms and conditions of sale and delivery, business guidelines, technical work standards, etc.) for purposes of running the LANXESS Subgroup. No consideration shall be paid for this.

IV.
Miscellaneous

§ 14
Assertion of Claims

14.1	Claims under this agreement may only be asserted by BAG or LANXESS. Third parties and companies affiliated with a Contract Party have no rights under this agreement. Each Contract Party may authorize a company with which it is affiliated to assert claims under this agreement and to accept performance of actions in fulfillment of such claim. Claims under this agreement may only be assigned by a Contract Party to a company with which it is affiliated with the consent of the other Contract Party. Any assignment to third parties is prohibited.

14.2	The assertion of a claim under this agreement shall be made in writing to the other Contract Party. Each Contract Party shall authorize a company within its group to conduct negotiations concerning the asserted claim. The company authorized shall be the one closest to the matter and therefore most able to appropriately handle, process and, as the case may be, fulfill the claim asserted.

14.3	Actions in fulfillment of the asserted claim shall be performed for the benefit of the Contract Party which asserted the claim unless it requires that the actions in fulfillment be performed for the benefit of a company affiliated with it. Each Contract Party may use a company affiliated with it to fulfill its obligations under this agreement. The Contract Parties may mutually agree in writing on other methods of fulfillment.

14.4	Each Contract Party’s right to pass on the cost of fulfilling a claim to a company affiliated with it in a way that reflects the proportion of fault remains unaffected.

14.5	Each Contract Party shall ensure that companies affiliated with it shall not assert any claims arising from the agreements entered into for the formation of the LANXESS Subgroup that would contradict the provisions of this agreement.

§ 15
Costs and Taxes

BAG shall bear the cost of concluding this agreement. Each Contract Party shall bear the cost of any taxes which may be payable as a result of entering into this agreement.

§ 16
Geographical Scope of Applicability of this Agreement

Subject to the following provisions, this agreement shall apply to all activities of the LANXESS Subgroup and the Bayer Subgroup world-wide. The provisions contained in this agreement shall not apply to divisions of the LANXESS Subgroup and the Bayer Subgroup which are located or operating in the USA, unless otherwise stipulated hereinafter.

16.1	In calculating the Maximum Liability Amount under § 6.6 and the Maximum Liability Limit under § 8.2, the liability amounts for Environmental Contamination and antitrust violations, attributable, pursuant to the agreements entered into in the USA, to divisions of the LANXESS Subgroup located or operating in the USA, shall be included.

16.2	To the extent that the agreements concluded in the USA for the formation of the LANXESS Subgroup materially differ from the fundamental rules contained in §§ 2, 3, 5, 6 (except for the terms contained in §§ 6.4 and 6.5), 7 (except for the terms contained in §§ 7.3 and 7.4) and 8, the Contract Parties shall ensure that these agreements are amended to correspondingly reflect the fundamental rules of this agreement, unless otherwise mutually agreed. The same applies to the duties to cooperate contained in § 13. The parties agree that for any amendments which may be necessary, particularities of US law shall reasonably be taken into account. The Contract Parties expect that any amendments which may be necessary shall be made by December 31, 2004. If any amendments which may be necessary are not agreed in a legally binding manner by the Consummation Date, any remaining open issues shall be decided in an arbitration proceeding pursuant to § 17.2.

§ 17
Final Provisions

17.1	In this agreement, “companies affiliated with LANXESS” means all companies which are affiliated with LANXESS within the meaning of §§ 15 et seq. of the German Stock Corporation Act (Aktiengesetz) upon consummation of the Spin-Off on the Consummation Date, except where another date is expressly provided for in this agreement. In this agreement, “companies affiliated with BAG” means all companies which are affiliated with BAG within the meaning of §§ 15 et seq. of the German Stock Corporation Act (Aktiengesetz) upon consummation of the Spin-Off on the Consummation Date, except where another date is expressly provided for in this agreement.

17.2	All disputes arising in connection with this agreement or concerning its validity shall be finally settled by arbitration pursuant to the arbitration rules of the Deutsche Institution für

Schiedsgerichtsbarkeit e.V. (DIS) without recourse to the ordinary courts of law. The arbitral tribunal may also finally decide on the validity of this agreement to arbitrate. The place of arbitration shall be Leverkusen. The arbitral tribunal shall consist of three arbitrators.

17.3	The appendices to this agreement are an integral part of this agreement.

17.4	Amendments and additions to this agreement, including a waiver of this provision, must be in writing unless compliance with additional formalities is required.

17.5	Except where expressly provided otherwise in this agreement, claims under this agreement shall be barred after December 31, 2024.

17.6	This agreement shall be governed by the laws of the Federal Republic of Germany.

17.7	Should one or more provisions of this agreement be or become void, invalid or unenforceable in whole or in part, the validity of this agreement and its remaining provisions shall not be affected thereby. The void, invalid or unenforceable provision shall be replaced by a provision which most closely reflects, in terms of form, content, time, measure and area of applicability, the parties’ commercial intent and purpose of the void, invalid or unenforceable provision. The same applies to any omissions in this agreement.

C.

Joint Spin-Off Report of the Boards of Management of
Bayer Aktiengesellschaft and of LANXESS Aktiengesellschaft
concerning the Spin-Off of the LANXESS Subgroup

This report is a translation of the German original report, which is the legally controlling document under German law.

Joint Spin-Off Report

by the Boards of Management

of

Bayer Aktiengesellschaft, Leverkusen,

and

of

LANXESS Aktiengesellschaft, Leverkusen,

on the spin-off of the LANXESS Subgroup

Forward-looking statements

This report contains certain forward-looking statements that reflect the current assumptions and forecasts of the Management of Bayer AG or LANXESS AG. Various known and unknown risks, uncertainties and other factors could cause the actual future results, financial position, development or performance of Bayer AG or LANXESS AG to differ materially from the estimations expressed or implied herein. These factors include those discussed in Bayer AG’s management and interim reports filed with the Frankfurt Stock Exchange and the reports filed with the U.S. Securities and Exchange Commission (SEC) (including Form 20-F). Bayer AG and LANXESS AG assume no obligation whatsoever to update these forward-looking statements or to adjust them to future events or developments.

I. Overview	72
II. Current Position — the Bayer Group Prior to the Spin-Off	73
1. Overview	73
2. Bayer AG as a Holding Company	74
3. The Bayer HealthCare, Bayer CropScience, Bayer MaterialScience and LANXESS Subgroups	75
a) Bayer HealthCare	75
b) Bayer CropScience	76
c) Bayer MaterialScience	76
d) LANXESS	77
4. Service Companies	79
5. Formation of the LANXESS Subgroup	81
a) Spin-Offs from Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH	81
b) Transfer of Activities of the Service Companies to LANXESS GmbH	84
c) LANXESS GmbH’s Shareholding in Bayer Industry Services GmbH & Co. OHG	85
d) Transfer of the Foreign Business to the LANXESS Subgroup	85
e) Transfer of Real Property from Bayer AG to LANXESS GmbH	87
f) Formation of the LANXESS Corporate Center	88
6. LANXESS AG Prior to the Spin-Off	88
III. The Spin-Off	89
1. Reasons for the Spin-Off	90
a) Decision to Separate from the LANXESS Subgroup	90
(1) Different Structures and Conditions of the Business Activities	90
(2) Enhancing the Bayer Group’s Profit and Growth Potential by Focusing All Resources	91

(3) Increased Competitiveness for the LANXESS Group	92
(4) Value Enhancement for Bayer Stockholders	93
(5) Disadvantages	93
b) Decision In Favor of a Spin-Off	94
(1) Arguments against an Initial Public Offering (“IPO”)	95
(2) Arguments against an M&A Transaction	95
2. Legal Implementation of the Spin-Off	96
a) Spin-Off Under Section 123 (2) No. 1 of the German Transformation Act	96
b) Transferring and Acquiring Entities	96
c) Subject Matter of the Spin-Off	96
d) Spin-Off and Acquisition Agreement and Master Agreement	97
e) Spin-Off Economic Effective Date	97
f) How the Spin-Off will Take Effect	97
g) Issue of Shares in LANXESS AG to Bayer AG Stockholders	98
h) Ownership Structure After the Spin-Off	100
i) Auditors’ Reports	100
3. Costs of the Spin-Off	101
IV. Business Operations of the Bayer Group and LANXESS Group After the Spin-Off	101
1. Business Operations of the Bayer Group After the Spin-Off	101
a) Bayer HealthCare	103
b) Bayer CropScience	110
c) Bayer MaterialScience	113
2. The Business of the LANXESS Group After the Spin-Off	118
a) Overview	118
b) Performance Chemicals	121
c) Chemical Intermediates	125
d) Engineering Plastics	127
e) Performance Rubber	128

V. Legal Structure and Net Worth of the Bayer Group and the LANXESS Group After the Spin-Off	130
1. Legal Structure of Bayer AG and the Bayer Group After the Spin-Off	130
2. Net Worth of Bayer AG and the Bayer Group After the Spin-Off	131
3. Legal Structure of LANXESS AG and the LANXESS Group After the Spin-Off	131
a) Group structure	131
b) LANXESS AG’s Articles of Association	132
(1) General Provisions	132
(2) Share Capital and Shares	133
(3) Governing Bodies	134
(4) Annual Financial Statements, Distribution of Balance Sheet Profit	134
c) Board of Management of LANXESS AG	134
d) Supervisory Board of LANXESS AG	135
e) LANXESS AG’s Stock Participation Programs	136
f) Authorization to Purchase Own Shares	136
4. Net Worth of LANXESS AG and the LANXESS Group After the Spin-Off	138
VI. Accounting and Tax Effects of the Spin-Off	139
1. Accounting Effects of the Spin-Off	139
a) Balance Sheets of Bayer AG and LANXESS AG	139
b) Balance Sheets of the Bayer Group and the LANXESS Group	144
2. Tax Effects of the Spin-Off	149
a) Tax Effects on the Stockholders	149
b) Tax Effects on Bayer AG	152
(1) Preparatory Transfers to LANXESS GmbH	152
(2) Spin-Off to LANXESS AG	153
c) Tax Effects on LANXESS GmbH and LANXESS AG	154
VII. Effects of the Spin-Off on Employees	156
1. Overview of the Employee-Related Agreements Concluded In Connection with the Spin-Off of the LANXESS Subgroup	156

2. Effects on Individual Employment Contracts	157
3. Effects on Collective Agreements	158
4. Effects on Works Councils and Managerial Employees’ Committees	159
5. Effects in Relation to Co-Determination Law	160
6. Effects of the Spin-Off on Employee Stock Programs	161
VIII. Other Effects of the Spin-Off	162
1. Effects on Liability	162
2. Effects on Financial Instruments	164
3. Effects of the Spin-Off on Bayer Shares	164
4. Effect of the Spin-Off on the Dividend Policies of Bayer AG and LANXESS AG	165
5. Effects of the Spin-Off on Bayer AG’s Stockholders	165
IX. Relationships Between the Bayer Group and the LANXESS Group Following the Spin-Off	165
1. Supply and Services Relationships Between the Bayer Subgroups and the LANXESS Group	166
2. Industrial Property Rights and Software	167
3. Other Agreements	170
X. Securities, Admission to the Stock Exchange and Stock Exchange Trading	170
XI. Explanation of the Draft Spin-Off and Acquisition Agreement and the Draft Master Agreement	173
1. Spin-Off and Acquisition Agreement	173
2. Master Agreement	191
XII. ANNEXES	206
Annex 1: Draft Spin-Off and Acquisition Agreement (not enclosed; see A.)	206
Annex 2: Direct and Indirect Participations to be Transferred	207
Annex 3: Financial Information and Disclosure Customarily Provided in the United States	209
Annex 4: Joint Letter of Deutsche Bank Aktiengesellschaft and Morgan Stanley & Co. International Limited dated September 15, 2004 (see E.)	332

I.	Overview

The Boards of Management and the Supervisory Boards of Bayer Aktiengesellschaft, Leverkusen, (“Bayer AG”) and its wholly-owned subsidiary, LANXESS Aktiengesellschaft, Leverkusen, (“LANXESS AG”) are proposing to their respective stockholders’ meetings that major portions of the chemical and polymer activities of Bayer AG be transferred to LANXESS AG. The transfer is to be effected in such a way that Bayer AG will transfer to LANXESS AG its equity holding in LANXESS Deutschland GmbH (“LANXESS GmbH”) — likewise a wholly-owned subsidiary of Bayer AG, within which the relevant chemical and polymer activities have been combined —, certain assets and liabilities of the Corporate Center of Bayer AG required for group management functions, as well as two loans receivable. Such transfer will take place by way of a spin-off (Abspaltung zur Aufnahme) under the German Transformation Act (Umwandlungsgesetz; “ UmwG”). Bayer AG and LANXESS AG will implement this plan by entering into a Spin-Off and Acquisition Agreement which is to be notarized. The respective Boards of Management of Bayer AG and LANXESS AG plan to execute the Spin-Off and Acquisition Agreement before the end of September 2004. The draft of the Spin-Off and Acquisition Agreement has been attached to this report as Annex 1. Under the terms of this agreement, LANXESS AG shall, in consideration for the assets to be transferred to it , grant shares in LANXESS AG to the stockholders of Bayer AG. The spin-off shall take economic effect as of 0000 hours, July 1, 2004 (“Spin-off Economic Effective Date”).

In order to be valid, the Spin-Off and Acquisition Agreement requires the consent of the stockholders’ meeting of Bayer AG. In light thereof, the Board of Management of Bayer AG, with the consent of the Supervisory Board, submits the draft Spin-Off and Acquisition Agreement discussed in this report for resolution and consent of the Extraordinary Stockholders’ Meeting to be held on November 17, 2004, under the only item of the agenda. Bayer AG, acting in its capacity as sole stockholder of LANXESS AG, intends to grant its consent to the draft Spin-Off and Acquisition Agreement at the stockholders’ meeting of LANXESS AG. The spin-off shall enter into force and effect upon its entry into the commercial register for Bayer AG. It is planned that the LANXESS AG shares that are to be issued to the stockholders of Bayer AG in the context of the spin-off will be admitted to trading on the Frankfurt Stock Exchange immediately after the spin-off. In this way, Bayer AG stockholders will continue to hold an economic interest in the chemical and polymer activities formerly belonging to, and now to be separated from, the Bayer Group. However, they will no longer hold this interest through their shareholding in Bayer AG, but through their shareholding in the future stock exchange listed company LANXESS AG.

By way of the spin-off, the Bayer Group will divest itself of the major portion of its chemical activities and approximately one third of its polymer activities which it has already combined into LANXESS GmbH and affiliates of LANXESS GmbH (referred to collectively as the

“LANXESS Subgroup”). In the future, these activities are to be continued independently of the Bayer Group. The spin-off will serve to implement the concept of strategic realignment of the Bayer Group that was resolved upon by the Board of Management and the Supervisory Board of Bayer AG in November 2003 and approved by the annual stockholders’ meeting in April 2004. According to this concept, the Bayer Group will in the future concentrate on its core business sectors, Bayer HealthCare, Bayer CropScience and Bayer MaterialScience, which sectors are primarily driven by innovation and technology. The chemical and polymer activities that have in the meantime been combined in the LANXESS Subgroup no longer belong to the core business sectors of the Bayer Group and are therefore to be separated from the Bayer Group.

In this report the Boards of Management of Bayer AG and LANXESS AG jointly discuss the planned spin-off of the LANXESS Subgroup pursuant to Section 127 UmwG.

The report is divided into eleven chapters. Following the overview, Chapter II deals with the Bayer Group in its current form and discusses, in particular, the preparatory measures that have been implemented since the annual stockholders’ meeting held in April 2004 in order to pave the way for the separation of the LANXESS Subgroup. Chapter III sets forth the reasons for the separation of the LANXESS Subgroup, describes the advantages of the spin-off compared to alternative separation methods and discusses the legal implementation of the spin-off. Chapter IV describes the future business activities of the Bayer Group and the LANXESS Group subsequent to the spin-off. Chapters V and VI offer an explanation as to the legal structure and net worth of the two groups after the spin-off as well as the effects of the spin-off on accounting and taxation. This is followed by a discussion of the spin-off’s effects on the employees (Chapter VII) and of various other effects (Chapter VIII). Chapter IX deals with the future relationships between the Bayer Group and the LANXESS Group. Chapter X is devoted to the issues arising from the intended stock exchange listing of the LANXESS shares. The final Chapter XI offers a detailed description of the terms and conditions as set forth in the draft SpinOff and Acquisition Agreement and in the draft Master Agreement (Grundlagenvertrag) between Bayer AG and LANXESS AG.

II.	Current Position — the Bayer Group Prior to the Spin-Off

1.	Overview

With the adoption of a holding structure in 2003, the Bayer Group separated strategic group management from its operating business, with Bayer AG assuming the role of the management holding company of the Bayer Group.

In November 2003, the Board of Management and the Supervisory Board of Bayer AG decided to carry out a strategic realignment of the Bayer Group. In the future, the Bayer Group will therefore concentrate to a large extent on its research-intensive activities and on those that harbor high growth and innovation potential, require considerable capital investments and possess appropriately sophisticated structures. These include the business activities in the health, nutrition and high-tech materials areas conducted by the respective subgroups, Bayer HealthCare, Bayer CropScience and Bayer MaterialScience. The major portion of the classical chemical business belonging to the former Bayer Chemicals subgroup, and approximately one third of the polymer business of the former Bayer Polymers subgroup no longer belong to the core business sectors of the future Bayer Group and are thus to be separated from the Bayer Group. Insofar as the Bayer Group’s internal and external reporting structure is concerned, these activities have, as of the beginning of 2004, been grouped and reported within the new LANXESS Subgroup — independently of the group’s former legal structure, which temporarily continues to exist.

In 2004, various legal and organizational restructuring measures were carried out in order to prepare for the planned separation of the relevant chemical and polymer activities. Such preparatory measures served to first combine in a new company, LANXESS GmbH, those business activities that were no longer to be conducted within the Bayer Group. Now that these measures have been largely completed, the current legal structure of the Bayer Group can be illustrated as follows:

The Bayer Group’s legal structure, and the legal reorganization that was carried out in order to adopt this structure, are described in more detail on the following pages.

2.	Bayer AG as a Holding Company

Bayer AG is the leading company in the Bayer Group. It determines the long-term strategy for the group and its subgroups and lays down guidelines and principles for the corporate policies derived therefrom. It is furthermore responsible for the management of executive officers and for the group financial management. Bayer AG holds equity interests not only in the subgroup management companies and in the service companies but also in other domestic and foreign entities and, through its Corporate Center, provides services against payment, particularly to the subgroup management companies.

3.	The Bayer HealthCare, Bayer CropScience, Bayer MaterialScience and LANXESS Subgroups

The Bayer Group conducts its business operations in the four subgroups, Bayer HealthCare, Bayer CropScience, Bayer MaterialScience and LANXESS, headed up by the management companies Bayer HealthCare AG, Bayer CropScience AG, Bayer MaterialScience AG and LANXESS GmbH. These companies heading up the subgroups manage the business activities of the domestic and foreign associated companies assigned to them. Subject to the strategies, goals and guidelines set forth by the Board of Management of Bayer AG, they constitute independent operating areas with worldwide business responsibility, each with their own management. A domination and profit and loss transfer agreement has been concluded between Bayer AG, as the controlling company, and each of the subgroup management companies with the exception of LANXESS GmbH.

The business operations of the Bayer Group in foreign countries are aligned and managed by the Bayer subgroup responsible for the respective business area. To this extent, the subgroups are fully independent in an organizational sense. The Bayer country organizations or country group organizations support the subgroups’ business in the respective countries. Several countries may be combined into a country group. The legal structures in the respective countries differ from the organizational structures for market, legal or tax reasons or in light of other considerations.

a)	Bayer HealthCare

The Bayer HealthCare subgroup, which has worldwide operations, develops, produces and markets products for the prevention, diagnosis and treatment of human and animal diseases. The business activities of Bayer HealthCare are divided into the following divisions: Pharmaceuticals (prescription drugs), Biological Products (blood plasma products and recombinant blood clotting factors), Consumer Care (over-the-counter medications, dietary supplements), Diagnostics Professional Testing Systems (diagnostic systems for use in the professional field), Diagnostics Self Testing Systems (blood glucose monitoring systems) and Animal Health (veterinary drug products, vaccines and grooming products for companion animals and livestock).

b)	Bayer CropScience

The Bayer CropScience subgroup, which has worldwide operations, is active in the area of chemical crop protection and seed treatment, non-agricultural pest and weed control and plant biotechnology. The subgroup is divided into the following business groups: Crop Protection (chemical crop protection and seed treatment products), Environmental Science (non-agricultural pest and weed control products) and BioScience (improvement of crops through plant biotechnology and modern plant breeding methods).

c)	Bayer MaterialScience

The Bayer MaterialScience subgroup continues operations of the Bayer Group that had been carried out within the former Bayer Chemicals and Bayer Polymers subgroups. The subgroup comprises seven business units which, for financial reporting purposes, have been combined into the Systems and Materials segments. The Materials segment consists of the Polycarbonates and Thermoplastic Polyurethanes business units, the activities of Wolff Walsrode AG, a company held by Bayer Chemicals AG, and those of H.C. Starck GmbH, a company held directly by Bayer AG. The Systems segment comprises the Polyurethanes, Coatings/Adhesives/Sealants, and Inorganic Basic Chemicals business units.

The following overview illustrates the manner in which the business activities of the former Bayer Polymers and Bayer Chemicals subgroups were allocated to the new Bayer MaterialScience subgroup in the context of the strategic realignment.

d)	LANXESS

The newly formed LANXESS Subgroup comprises those chemical and polymer activities of the Bayer Group which, following the strategic realignment, are no longer core businesses of the Bayer Group.

The activities of the LANXESS Subgroup have been combined in LANXESS GmbH, which is controlled by Bayer AG. LANXESS GmbH operates independently within the Bayer Group and, together with its domestic and foreign shareholdings, constitutes the LANXESS Subgroup. The LANXESS Subgroup is led by the so-called LANXESS Corporate Center, a unit of the Corporate Center of Bayer AG (see in this connection Chapter II.5.f.). The Subgroup has an extensive portfolio of basic, specialty and fine chemicals as well as polymers. Once the spin-off of the LANXESS Subgroup has taken effect, its business activities, which are organized into 17 operational business units, will be combined for reporting purposes to form four segments: Performance Chemicals, Chemical Intermediates, Engineering Plastics and Performance Rubber.

The business activities of the newly formed LANXESS Subgroup derive from the former Bayer Chemicals and Bayer Polymers subgroups. The following overview illustrates the manner in which the business activities of the Chemicals and Polymers subgroups were transferred to the LANXESS Subgroup.

Reporting structure in 2003 / Reporting structure in 2004		Subgroup /Segment	LANXESS Subgroup			
		Business Units (after spin-off: Segments)	Chemical Intermediates	Performance Chemicals	Engineering Plastics	Performance Rubber
Sub-group	Segments	Reporting Groups				
Polymers Subgroup	Plastics / Rubber	Thermoplastic Polymers			Semi-Crystalline Products, Styrenics (ABS/SAN) (new: Styrenic Resins)	
Polymers Subgroup	Plastics / Rubber	Rubber Polymers		Rubber Chemicals (new: Rubber Chemicals and Rhein Chemie)		BR/Butyl (new: Polybutadiene Rubber, Butyl Rubber), Technical Rubber Products
Polymers Subgroup	Polyurethane / Coatings / Fibers	Coating Materials / Fibers			Fibers	
Chemicals Subgroup	Chemicals	Industrial Chemicals	Basic Chemicals, Inorganic Pigments	Ion Exchange Resins		
Chemicals Subgroup	Chemicals	Custom Manufacturing	Fine Chemicals			
Chemicals Subgroup	Chemicals	Functional Chemicals		Functional Chemicals (new: Material Protection Products and Functional Chemicals)		
Chemicals Subgroup	Chemicals	Process Chemicals		Textile Processing Chemicals, Leather, Paper

4.	Service Companies

Since the Bayer Group adopted a holding company structure in 2003, three companies in Germany perform the central service functions in Germany, particularly those relating to more than one subgroup. The service companies Bayer Business Services GmbH and Bayer Technology Services GmbH — both wholly-owned subsidiaries of Bayer AG — as well as Bayer Industry Services GmbH & Co. OHG — in which Bayer AG has a 60 percent and LANXESS GmbH has 40 percent equity participation effective July 1, 2004 — provide their services not only to the different subgroups and companies of the Bayer Group but also to external customers. The Bayer Group companies are required to use, at least partially, certain services provided by the service companies in their respective service areas (so-called mandatory services). However, the Bayer Group companies are free to decide whether to avail themselves of the other services offered by these companies (so-called elective services). A domination and profit and loss agreement has been entered into between Bayer AG as the dominating company and Bayer Business Services GmbH and Bayer Technology Services GmbH, respectively.

Bayer Business Services GmbH provides business, administrative and IT services for the Bayer Group and external third parties and has the responsibility of managing some of the subsidiaries and the service organizations of the Bayer country companies.

Bayer Technology Services GmbH provides worldwide technical engineering services for the Bayer Group and external third parties, i.e., primarily to users of the chemical park.

Bayer Industry Services GmbH & Co. OHG operates the Bayer chemical park at the four Bayer locations at Leverkusen, Dormagen, Krefeld-Uerdingen and Brunsbüttel. It provides site-specific services for the group-owned companies located at these locations as well as for external third parties. In addition to providing infrastructure services, Bayer Industry Services GmbH & Co. OHG focuses on the procurement and supply of energy as well as on wastewater and solid waste management. The core area of its activities includes, furthermore, security and environmental services and technical services. At the same time, Bayer Industry Services GmbH & Co. OHG acts as the real estate administration company of the Bayer Group. It is responsible for property management and marketing at all of the sites and is also the contract partner for all users of outdoor areas in the chemical parks. For this purpose, Bayer Industry Services GmbH & Co. OHG has leased — with the exception of the company apartments — all domestic real property used by the Bayer Group and owned by Bayer AG and has then subleased it to the individual users.

In the U.S., Spain and Belgium, central service functions for the Bayer Group companies are likewise performed through service companies.

5.	Formation of the LANXESS Subgroup

The LANXESS Subgroup as it exists today is the result of various restructuring measures that were carried out in preparation for the separation of the relevant chemicals and polymer businesses. The objective of these measures was to combine these business activities in or under LANXESS GmbH. LANXESS GmbH is a company that was formed as a so-called “shelf” company (Vorratsgesellschaft). Originally this company consisted of only one share, which Bayer AG acquired on February 12, 2004. In March 2004, this shelf company was activated in accordance with the case law requirements regarding the activation of shelf companies.

At the time of the signing of this report, not all of the necessary measures for combining the chemical and polymer activities in the LANXESS Subgroup had been completed. While all necessary agreements, in particular the Spin-Off and Acquisition Agreements between LANXESS GmbH, on the one hand, and Bayer Chemicals or Bayer MaterialScience AG, as the case may be, on the other hand, have already been concluded, the spin-offs of the chemical and polymer activities to LANXESS GmbH will, however, only take effect upon their registration in the respective commercial registers of Bayer Chemicals AG and Bayer MaterialScience AG. However, as the relevant applications for registration have already been filed, it is expected that the relevant entries in the register will be made by the end of September 2004. Likewise, the transfer of parts of the activities of various service companies to LANXESS GmbH will also only take effect at this point in time.

The individual restructuring measures for the formation of the LANXESS Subgroup are set forth below:

a)	Spin-Offs from Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH

The domestic business activities of the LANXESS Subgroup have been almost fully derived from Bayer Chemicals AG and Bayer MaterialScience AG. In each case, the business activities conducted by the two companies will be transferred to LANXESS GmbH by way of a spin-off. In the case of Bayer Chemicals AG, such transfer is implemented pursuant to a Spin-Off and Acquisition Agreement concluded between Bayer Chemicals AG, as the transferring entity, and LANXESS GmbH, as the acquiring entity. Such transfers cover the major portion of the chemicals activities of Bayer Chemicals AG. In the case of Bayer MaterialScience AG, the transfer will be implemented pursuant to a Spin-Off and Acquisition Agreement concluded between Bayer MaterialScience AG, as the transferring entity, and LANXESS GmbH, as the acquiring entity. Such transfers cover the polymer activities of the strategic business units BR/Butyl, Technical Rubber Products, Rubber Chemicals, Rhein Chemie, Fibers, Semi-

Crystalline Products and the ABS/SAN portion of the strategic business entity “Styrenics” of Bayer MaterialScience AG.

By virtue of the Spin-Off and Acquisition Agreement, all the assets and liabilities allocable to the relevant business activities, together with any assets which do not need to be reported, which are not reportable or which are in fact unreported, will be transferred in their entirety to LANXESS GmbH along with all related rights and obligations. The transfers will be implemented in accordance with Section 123 (2) No. 1 UmwG by way of a spin-off (Abspaltung zur Aufnahme). In consideration therefor, Bayer AG will in each case be granted one share in LANXESS GmbH.

In addition to other current and non-current assets, Bayer Chemicals AG and Bayer MaterialScience AG will, in particular, also transfer to LANXESS GmbH any rights allocated to the relevant business activities (including rights of use and contingent rights) in domestic and foreign patents, utility models, trademarks, domains, copyrights and design patents and applications for such rights (hereinafter referred to as “Industrial Property Rights”) as well as all rights in the Industrial Property Rights held by Bayer AG as trustee for Bayer Chemicals AG and Bayer MaterialScience AG. Furthermore, all rights in software allocated to the respective business activities — to the extent that these are not subject to any third party rights — and all other know-how will be transferred. Rights in trademarks that contain the component “Bay” and/or “Bayer” and domains containing the component “Bayer” will not be transferred. Likewise, the agreements on joint rights of use between Bayer AG and Bayer Chemicals AG and between Bayer AG and Bayer MaterialScience AG relating to the trade name “Bayer” and the trademarks “Bayer” and “Bayer cross” including any rights arising therefrom shall be excluded from the transfer. However, LANXESS GmbH and its affiliated companies may continue to use the existing trademarks containing the component “Bay” as licensees.

In the context of the spin-off, some of the shareholdings of Bayer Chemicals AG and Bayer MaterialScience AG will also be transferred to LANXESS GmbH. These include, in particular, Bayer MaterialScience AG’s shareholding in the joint venture DuBay Polymer GmbH (50 percent). Bayer AG’s Board of Management is confident that an agreement on the continuation of this joint venture will be reached with the joint venture partner.

In addition, the liabilities from the operating activities allocable to the respective business activities, along with certain financial obligations that were separately allocated, will also be transferred to LANXESS GmbH in the context of the spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG.

Pursuant to Section 324 UmwG in conjunction with Section 613a of the German Civil Code (bürgerliches Gesetzbuch; “BGB”), all employment contracts of Bayer Chemicals AG and Bayer

MaterialScience AG that are in existence at the time the spin-off takes effect and that are to be allocated to the relevant transferred operations or operating units will also be transferred to LANXESS GmbH. In addition, pension liabilities towards active employees as of July 1, 2004 that were allocated to the business activities to be transferred on July 1, 2004 will also be transferred. Any pension liabilities towards employees who had already left the company prior to July 1, 2004 will not be transferred.

The assets and liabilities that are allocated to business activities other than the above-mentioned activities of Bayer Chemicals AG and Bayer MaterialScience AG, as well as insurance contracts, certain agreements concerning Industrial Property Rights and certain rights and obligations arising out of the Spin-Off and Acquisition Agreements dated March 11, 2003 that were entered into between Bayer AG and Bayer MaterialScience AG and between Bayer AG and Bayer Chemicals AG are excluded from the transfer (see Chapter IX.3. regarding Industrial Property Rights).

In the context of the spin-off from Bayer Chemicals AG to LANXESS GmbH, Bayer Chemicals AG’s shareholdings in GE Bayer Silicones Verwaltungs GmbH, GE Bayer Silicones GmbH & Co. KG, DyStar Holding Inc. and Wolff Walsrode AG will, furthermore, be excluded from the transfer. In addition, the syndicate and stockholder/partnership agreements concerning the aforementioned shareholdings, receivables and payables vis à vis the companies arising from the stockholder/partnership relationship as well as the rights and obligations arising out of the already executed purchase agreement relating to DyStar Textilfarben GmbH and DyStar Textilfarben GmbH & Co. Deutschland KG will not be transferred.

Any claims of LANXESS GmbH against Bayer Chemicals AG or against Bayer MaterialScience AG in relation to the quality or state of the assets and liabilities transferred will be excluded to the extent legally permissible.

Bayer AG, in its capacity as the sole stockholder of each of the entities participating in the spin-offs, has consented to the Spin-Off and Acquisition Agreements entered into between LANXESS GmbH and Bayer Chemicals GmbH and between LANXESS GmbH and Bayer MaterialScience AG. The spin-offs will take effect upon their registration in the respective commercial registers for Bayer Chemicals AG and Bayer MaterialScience AG. The spin-offs will have economic effect as of July 1, 2004. As from this date, in the relationships between Bayer Chemicals AG and LANXESS GmbH and between Bayer MaterialScience AG and LANXESS GmbH, any business transactions relating to the assets of Bayer Chemicals AG or Bayer MaterialScience AG which are to be spun off will be deemed to have been carried out for the account of LANXESS GmbH.

Bayer Chemicals AG will continue to exist as a stock corporation even after the spin-off of the major portion of its assets. It will continue to operate in the chemicals sector within the scope of its remaining shareholdings in GE Bayer Silicones Verwaltungs-GmbH, GE Bayer Silicones GmbH & Co. KG, DyStar Holding Inc. and Wolff Walsrode AG. Bayer AG’s position as sole stockholder of Bayer Chemicals AG will remain unchanged. The domination and profit and loss agreement concluded between Bayer AG, as the dominating company, and Bayer Chemicals AG will continue in force and effect.

In connection with the spin-off transactions described above, certain contractual relations currently existing between Bayer AG, Bayer Chemicals AG, Bayer MaterialScience AG and the Bayer service companies, on the one hand, and LANXESS GmbH, on the other hand, will be restructured in light of the pending separation of LANXESS GmbH from the Bayer Group (for more specific details, see Chapter IX.2.).

b)	Transfer of Activities of the Service Companies to LANXESS GmbH

As part of the process of combining the chemical and polymer activities within the LANXESS Subgroup, certain service-related operating units of the service companies Bayer Business Services GmbH, Bayer Industry Services GmbH & Co. OHG and Bayer Technology Services GmbH will be transferred to LANXESS GmbH at the same time as the spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG take effect. In the case of Bayer Business Services GmbH, the operating units to be transferred relate, in particular, to the service functions of procurement, development and support of research systems, law and patent services and HR recruiting services, whereas in the case of Bayer Industry Services GmbH & Co. OHG, they relate to the service functions of plant-specific engineering and maintenance services for process control technology and engineering mechanics for the business activities of the LANXESS Subgroup; in the case of Bayer Technology Services GmbH they relate, in particular, to the service functions of procurement, engineering, operational support, process analysis engineering, construction supervision and constructional engineering. In addition, that portion of the accounting services area that is to be allocated to the LANXESS Subgroup (accounts receivable/payable bookkeeping, accounting and reporting) will be transferred from Euroservices GmbH, a subsidiary of Bayer Business Services GmbH, to LANXESS Accounting GmbH, a subsidiary of LANXESS GmbH. All transfers will be carried out with economic effect as of July 1, 2004.

Likewise, in several foreign countries certain service functions have been or will be transferred to companies of the LANXESS Subgroup.

c)	LANXESS GmbH’s Shareholding in Bayer Industry Services GmbH & Co. OHG

Since the LANXESS Subgroup has in the past purchased approximately 40 percent of the goods and services provided by the site-company Bayer Industry Services GmbH & Co. OHG (“BIS”), and since it will continue to purchase services from BIS in the future, the LANXESS Subgroup acquired, with economic effect as of July 1, 2004, a 40 percent interest in BIS against cash contribution. Bayer AG continues to hold the remaining 60 percent interest. LANXESS GmbH has the right to appoint one of the Managing Directors of Bayer Industry Services Geschäftsführungs-GmbH. When LANXESS GmbH was admitted as a partner, it was granted rights of consent, control and information, so that it would be in a position to exert appropriate influence over the partnership’s business, even though it only holds a minority interest. Consequently, certain material business transactions of BIS that have been specified in a catalogue may not be carried out without the consent of LANXESS GmbH. The partnership agreement contains a non-competition clause, which is limited to certain business areas of BIS. However, as to other areas there is no competition restriction.

d)	Transfer of the Foreign Business to the LANXESS Subgroup

To the extent that the foreign chemicals and polymer business to be transferred to LANXESS GmbH is conducted by direct subsidiaries of Bayer Chemicals AG or Bayer MaterialScience AG, as the case may be, the relevant shareholdings will be transferred to LANXESS GmbH in the context of the spin-offs. These also include certain participations in joint ventures. Insofar as these transfers require the consent of the respective joint venture partner, such consent has either already been granted or, according to Bayer AG’s estimation, will be provided shortly. The remaining foreign chemicals and polymer business that is conducted by direct or indirect subsidiaries of Bayer AG has been transferred to LANXESS GmbH in the individual countries using different legal methods so as to comply with applicable local law and especially taking into consideration the different regulatory frameworks.

In those cases where the business activities allocated to the LANXESS Subgroup were already being operated exclusively or primarily through foreign companies, such companies’ shares were generally transferred to LANXESS GmbH or to one of its direct or indirect subsidiaries after any assets not to be allocated to the LANXESS Subgroup had been carved out, if necessary.

Otherwise, the transfer process was generally performed in several different steps. As a first step, the assets and liabilities to be allocated to each of the chemical and polymer activities in the respective country and any agreements to be allocated were transferred to a country company assigned to the LANXESS Subgroup. The assets primarily consisted of rights in Industrial Property Rights, know-how, software, real property (if applicable), property, plant and equipment and current assets, to the extent that these were exclusively or primarily allocable to the respective chemical and polymer activities. As far as the liabilities are concerned, all liabilities exclusively or primarily allocable to the relevant chemical and polymer activities were transferred. The employment agreements allocable to the transferred business operations were either transferred as well or passed from one company to the other in accordance with the provisions governing the transfer of business operations. Subsequently, the shares of the relevant country companies were transferred to LANXESS GmbH or one of its direct or indirect subsidiaries, as the case may be.

In other cases, LANXESS GmbH initially established a subsidiary. The assets and liabilities allocable to each of the chemical and polymer activities in the relevant countries and any allocable agreements were subsequently transferred to such subsidiary (as in France or the U.S., for example). The purchase prices that LANXESS GmbH or its subsidiaries paid in consideration for such assets essentially corresponded to the respective going-concern value that had been determined through independent appraisers. In individual cases, it was decided to structure the transaction in a different manner for legal as well as tax reasons.

The transfer of the foreign business was substantially consummated as of or subsequent to July 1, 2004. Irrespective thereof, each of the parties has from an economic perspective adopted the same position as if the transfers had been effective as of July 1, 2004. At the time of publication of this report, the transfer from Bayer CropScience Ltd. to LANXESS India Private Ltd. of that part of the production site Thane (India) allocated to the LANXESS Subgroup, had as yet not been consummated. It is expected that this transfer will take place during the course of 2005. The transfer of the Rustenberg mine currently still owned by Bayer Pty. to LANXESS (Pty) Ltd. can only be effected once the LANXESS Group has complied with all the relevant legal requirements necessary for obtaining the mining rights. At this stage, it cannot be predicted whether and, if so, when this might be the case.

Based on sales, the most important foreign companies of the LANXESS Subgroup include the following: LANXESS Corp. (U.S.), LANXESS International S.A., Fribourg (Switzerland), LANXESS N.V. (Belgium), LANXESS Inc. (Canada) and LANXESS K.K. (Japan).

Where a certain country did not have any extensive chemicals or polymer activities to be transferred to the LANXESS Subgroup, no LANXESS company was formed in such country for strategic and economic reasons. Instead, in order to ensure the continuity of the operations of the LANXESS Group’s foreign business, the LANXESS Subgroup companies managing the business entered into commercial agency and exclusive dealer agreements with the remaining foreign companies of the Bayer Group that are active in the countries concerned. This is particularly the case in the following countries or regions: Korea, Taiwan, Northern Europe (Sweden, Finland,

Denmark, Norway), Central Europe (Poland, the Czech Republic, Slovakia and Hungary) and Malaysia.

e)	Transfer of Real Property from Bayer AG to LANXESS GmbH

Before the spin-off takes effect, Bayer AG and LANXESS GmbH will — probably in the fall of 2004 — enter into an agreement for the sale of real property subject to the suspensive condition that the spin-off process continue as planned. Pursuant to this agreement, LANXESS GmbH will purchase virtually all of the real property it currently uses in Germany as well as additional real properties in Germany (together with any fixtures and accessories). The areas of land to be sold relate almost exclusively to areas of yet unsurveyed land on the chemical park sites at Leverkusen, Dormagen, Krefeld-Uerdingen and Brunsbüttel. The land areas to be sold appears on the land survey plan (Grundstücksflächenplan) that has been attached to the Master Agreement as an annex. Title to the real property as well as the benefits and burdens associated therewith will immediately pass to LANXESS GmbH once the agreement for the sale of real property takes effect. The purchase price for the real properties will be determined on the basis of a valuation still to be completed by an expert appraiser and will become due and payable immediately upon the agreement for the sale of real property taking effect. Based on initial estimations, the purchase price will amount to approximately €265 million. Consummation in rem of the agreement for the sale of real property will take place as soon as the relevant land register requirements have been met.

Once the agreement for the sale of real property between Bayer AG and LANXESS GmbH has taken effect, the existing agreements concerning the use of real property that were transferred to LANXESS GmbH in the context of the spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG will be terminated in relation to the real properties that are to be sold to LANXESS GmbH. In the event that certain real properties are to be used by LANXESS GmbH but are not to be sold to LANXESS GmbH under the agreement for the sale of real property, then Bayer Industry Services GmbH & Co. OHG will in the future also assign the use of such real properties to LANXESS GmbH.

The use of the real properties and the operation of the buildings and facilities on the real properties within the existing site structures at the chemical parks require that the users of the chemical parks be particularly considerate. For this reason, Bayer Industry Services GmbH & Co. OHG and LANXESS GmbH will also enter into a site agreement (Standortvereinbarung) concerning the use of the real properties and stipulating certain rules of conduct to be observed within the chemical park.

Likewise, with respect to almost all of the foreign real properties used by the LANXESS Subgroup companies, ownership has been or will be transferred. If, by way of an exception, a transfer of ownership does not take place or if the real properties thus transferred are in the future used by companies belonging to the remaining Bayer Group, then the use of the real properties concerned will be assigned to such companies.

f)	Formation of the LANXESS Corporate Center

A separate, organizationally independent department is being established and built up within the Corporate Center of Bayer AG. Within this department (hereinafter referred to as “LANXESS Corporate Center”) the principal management and control functions of the future LANXESS Group will be combined and administered. The LANXESS Corporate Center will consist of the heads of the following areas: Board Office, Corporate Development, Industrial & Environmental Affairs, Treasury, Tax, Corporate Controlling, Internal Auditing, Accounting, Communications, Law & Intellectual Property and Human Resources.

In the discharge of their duties, the employees of the LANXESS Corporate Center are supported by the employees of the Group Functions who are being transferred to LANXESS GmbH in the context of the spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG.

It is expected that the LANXESS Corporate Center will consist of approximately 75 employees. The LANXESS Corporate Center provides services to LANXESS GmbH on the basis of a service agreement.

The four members of LANXESS AG’s Board of Management — who, at the same time, have contracts of employment with Bayer AG — will head the LANXESS Corporate Center. To the extent that any decisions taken by the Board of Management of Bayer AG relate to future LANXESS activities, these decisions will be implemented by the aforementioned four board members, who will also be responsible for the strategic management of the business of LANXESS GmbH and its activities.

6.	LANXESS AG Prior to the Spin-Off

LANXESS AG, the stock corporation that will head the independent LANXESS Group after the spin-off, was formed as a so-called “shelf” company (Vorratsgesellschaft) without any business operations of its own. It was established on November 18, 1999 under the company name SIFRI Beteiligungs Aktiengesellschaft, with its registered office in Frankfurt am Main. On July 13, 2004, Bayer AG acquired all of the shares in this company. The name of the company was changed to LANXESS Aktiengesellschaft and the registered office was moved to Leverkusen.

The company is registered in the commercial register maintained at the local court of Cologne (Amtsgericht Köln) under HRB 53652. As of September 2, 2004, the company has a four-member Board of Management consisting of the following Management Board members: Dr. Axel Heitmann, Dr. Ulrich Koemm, Dr. Martin Wienkenhöver and Matthias Zachert. Dr. Axel Heitmann has been appointed Chairman of the Board of Management. The Supervisory Board consists of the Supervisory Board members Klaus Kühn (Chairman of the Supervisory Board), Dr. Roland Hartwig and Johannes Dietsch. The company has a registered capital stock of €50,000, divided into 50,000 no-par bearer shares. Up to now the company has not engaged in any independent business operations and has no employees. In view of the pending conclusion of the Spin-Off and Acquisition Agreement with Bayer AG, the company has been activated in accordance with the case law requirements regarding the activation of shelf companies.

On September 15, 2004 the stockholders’ meeting of LANXESS AG adopted a resolution on the issue of a convertible bond in a nominal amount of €200 million to Bayer AG including mandatory conversion upon maturity of the bond. In order to discharge the exercise of the conversion right or to fulfill the conversion obligations arising out of the convertible bond, as the case may be, a resolution was passed at the same time, pursuant to which the authorized capital was set at €36,517,096. The authorized capital is to be entered in the commercial register for LANXESS AG after the spin-off and the concomitant capital increase have taken effect.

III.	The Spin-Off

Once the spin-off of the LANXESS Subgroup to LANXESS AG has taken effect and the shares in LANXESS AG to be granted in consideration thereof have been issued to Bayer AG stockholders, the Bayer Group — with its three subgroups, Bayer HealthCare, Bayer CropScience and Bayer MaterialScience — and the LANXESS Group — with the chemical and polymer activities allocated to it — will be independent of each other. Neither Bayer AG nor LANXESS AG will hold shares in the other immediately after the spin-off takes effect (see Chapter XI.1. in relation to the effects of the convertible bond). Stockholders who hold Bayer AG shares at the time the spin-off takes effect will become stockholders of LANXESS AG in proportion to their shareholding in Bayer AG. Thus, by virtue of their shareholding in LANXESS AG, Bayer AG stockholders will continue to hold an economic interest in the spun-off chemical and polymer activities.

The decision of Bayer AG’s Board of Management to submit the Spin-Off and Acquisition Agreement to the company’s Extraordinary Stockholders’ Meeting for its consent is the result of a comprehensive analysis of the current business activities and structures of the Bayer Group and, on such basis, an evaluation of potential strategic courses of action.

In making its decision to demerge the LANXESS Subgroup by way of a spin-off under the German Transformation Act, Bayer AG’s Board of Management took into account the following factors: cost structures, competitive positions, growth and profit potential and other strategic factors relating to the individual Bayer subgroups, the potential for an increase in value for Bayer AG stockholders, the capital markets environment, the impact of the separation on employees, the financial, tax and accounting effects of the separation, as well as the impact on those indirectly affected, such as retirees, customers and suppliers, and the broader commercial and social environment.

After consideration of all these factors, Bayer AG’s Board of Management believes that a spin-off of the LANXESS Subgroup is in the best interests of Bayer AG, its stockholders and its employees. There are, in the Board of Management’s view, no other equally satisfactory alternatives by which the goals and the associated advantages being sought through the spin-off of the LANXESS Subgroup, and the increased focus on the future core businesses that is to result, may be achieved. The benefits of the spin-off clearly outweigh the disadvantages involved with the spin-off. In the view of the Bayer Group, the disadvantages are therefore acceptable based on an overall assessment.

LANXESS AG’s Board of Management believes that the LANXESS Subgroup as a whole will be a competitive undertaking with promising prospects despite the disadvantages associated with the separation and the effects of the spin-off. The spin-off will give LANXESS AG decision-making and organizational freedom in business matters, and LANXESS AG’s Board of Management is confident that it will be able to take advantage of this freedom in the future in the interests of the company and of future LANXESS stockholders.

1.	Reasons for the Spin-Off

Following is an explanation of the key reasons in the view of Bayer AG’s Board of Management for demerging the LANXESS Subgroup, i.e., as opposed to the Subgroup remaining a part of the Bayer Group. In this connection, the key reasons contributing to the decision of LANXESS AG’s Board of Management will be referred to separately.

a)	Decision to Separate from the LANXESS Subgroup

(1)	Different Structures and Conditions of the Business Activities

In the view of Bayer AG’s Board of Management, the current business activities within the Bayer Group’s portfolio show major differences in terms of profitability, technology, market position and market development. The businesses range from research-intensive growth businesses with innovative products to cost-driven businesses with standardized products in more mature markets.

The core businesses that will remain a part of the Bayer Group primarily involve innovative and technology-driven business activities, which promise dynamic growth in the future. The factors contributing to the success of these businesses are high research competence, technology leadership, the development and maintenance of intellectual property, and broad market access.

By contrast, the chemical and polymer activities combined within the LANXESS Subgroup primarily involve products that have reached a high level of maturity in the market. Compared with the new Bayer core business areas, these business areas have lower market entry barriers and lower growth rates. Generally lower margins require the creation of lean management structures with less complexity and a commitment to optimizing equipment and processes.

In the view of Bayer AG’s Board of Management, the various business activities in the Bayer Group’s current portfolio, with their different characteristics and success factors, demand different managerial approaches and structures and tailored business models. The Board of Management of Bayer AG is convinced that this cannot be optimally achieved either for Bayer’s future core business sectors or for the businesses of the LANXESS Subgroup under the common umbrella of the Bayer Group. As far as the LANXESS portfolio is concerned, the internal restructuring measures and adjustments undertaken in the past to create flat organizational structures and increase flexibility have proven to be insufficient, but the spin-off creates the basis for the release of the necessary entrepreneurial stimulus. The Board of Management of the future independent LANXESS AG will be able to implement the necessary courses of action more consistently to establish optimized structures and processes to account for the special needs of the chemical and polymer operations. The LANXESS Group should be in a position to selectively expand its market presence and establish itself as an independent, global company.

In order to keep the loss of synergies to a minimum, the Board of Management of Bayer AG took further factors into account — in addition to the different characteristics and key success factors described above — in deciding which businesses were to be combined within the LANXESS Subgroup. These further factors included, in particular, existing manufacturing process chains shared between business areas as well as integrated production and distribution structures.

(2)	Enhancing the Bayer Group’s Profit and Growth Potential by Focusing All Resources

In its future core business sectors of health care, nutrition and high-tech materials, the Bayer Group already boasts high technological competence and strong market positions. Substantial further investments will be necessary in order to fully capitalize on the growth potential of these areas in the future. The Board of Management of Bayer AG believes this will inevitably require a concentration of the resources available within the Bayer Group. Only by focusing all financial and management resources on the future core business sectors will it be possible to effectively exploit the existing growth potential and to sustainably strengthen and expand the competitive position of the Bayer Group.

Focusing on the core businesses of health care, nutrition and high-tech materials with its Bayer HealthCare, Bayer CropScience and Bayer MaterialScience subgroups will strengthen the Bayer Group’s competitiveness in the long run. In the future, the Bayer Group will be better able to meet the demands of these growth businesses. The entire management resources of the Group will be devoted to achieving this aim, and its business model will be developed accordingly. This will enable the creation of optimized strategies for these growth businesses. The Board of Management expects that profitability and growth potential within the Bayer Group will sustainably improve in the long run through this focus on growth and innovation.

(3)	Increased Competitiveness for the LANXESS Group

In the future, the LANXESS Group should be able to focus all available personnel and financial resources on maintaining and expanding its core chemical and polymer businesses. The Boards of Management of both Bayer AG and LANXESS AG believe that this focus will allow the LANXESS Group to better meet the specific demands of competition in the areas of its polymer and chemical operations than it can now do as part of the Bayer Group. Both Boards of Management are confident that the LANXESS Group will in the future, as an independent company, enjoy more freedom to make business and planning decisions in order to increase its competitiveness. In light of the fast-paced and fundamental changes within the chemical and polymer industry, the LANXESS Group should be able to react faster and with more flexibility to current market developments than it can now as part of a large group with operations in numerous other business sectors and which, therefore, in making its decisions always has to take into account numerous different aspects. As an independent enterprise, the LANXESS Group will be able to more easily adapt its business portfolio to market conditions. Companies or operations may be acquired or sold more quickly and/or purposefully. In addition, the LANXESS Group may seek partners for specific business areas at its discretion. All this should strengthen the substance of the company, enhance its competitiveness in the long term and further improve its market positions. Separate reporting structures will also increase transparency and help to identify the areas where improvements are needed, enabling LANXESS management to systematically plan and implement the necessary structural adjustments.

(4)	Value Enhancement for Bayer Stockholders

The spin-off of the chemical and polymer activities combined within the LANXESS Subgroup is an important way to create value for Bayer stockholders. Diversified companies are currently valued at a conglomerate discount on the capital markets, regardless of their operational performance. The Board of Management of Bayer AG believes that this conglomerate discount, which generally also affects Bayer shares, has already been reduced as a result of the announcement of the realignment of the Bayer Group. From the investors’ perspective, the chemical and polymer activities combined within the LANXESS Subgroup present different risk profiles and therefore appeal to different investors than the activities of the HealthCare, CropScience and MaterialScience subgroups that will remain a part of the Bayer Group. The spin-off of the LANXESS Subgroup is a way to further reduce the conglomerate discount. After the spin-off, the operations of the respective groups will have more homogenous business and risk profiles. In the future, in making investments, investors will be able to choose between two groups, each with a clear focus. Investors who were previously reluctant to invest because of the conglomerate-like structure of the Bayer Group will now be able to do so in accordance with their own risk preferences and investment strategies. At the same time, existing Bayer stockholders are free to retain a financial interest in all the former activities of the Bayer Group by retaining the additional LANXESS shares. The Board of Management of Bayer AG is optimistic that, overall, Bayer shares and LANXESS shares will perform better in the future than would have been possible without the spin-off.

(5)	Disadvantages

Once the spin-off of the LANXESS Subgroup takes effect, synergies will be lost in certain areas, particularly with respect to services. However, the Board of Management of Bayer AG was and is committed to minimizing the loss of synergies caused by implementation of the Group’s realignment (by taking into account production technology aspects in the separation and allocation of businesses as well as the impact and advantages at the group level). The Board of Management of Bayer AG is of the view that the positive effects expected as a result of focusing on the core business sectors will far outweigh the disadvantages associated with the loss of synergies.

Even the fact that the LANXESS Group may in the future compete with the Bayer Group in certain polymer activities does not alter the view of the Board of Management of Bayer AG in light of the positive effects expected to flow from the separation. LANXESS AG’s Board of Management considers that the loss of synergies will not have a material adverse effect on the competitiveness of the future LANXESS Group.

The combination of the chemical and polymer activities within the LANXESS Subgroup and spin-off thereof will give rise to one-time costs. The external costs primarily comprise the costs of developing and adapting IT systems, the cost of advisers and transaction costs, and cannot be precisely quantified at the present time. A preliminary estimate indicates costs of around €75 million. It is not currently possible to estimate the internal costs involved. The costs will be borne by the Bayer Group. The spin-off will also give rise to tax charges (see Chapter VI.2.). The Board of Management of Bayer AG is confident that the benefits associated with the spin-off as described above far outweigh the external and internal costs and tax charges involved.

b)	Decision In Favor of a Spin-Off

In the view of Bayer AG’s Board of Management, there were various options for the divestiture of the LANXESS Subgroup. Apart from the separation by way of a spin-off in accordance with the German Transformation Act, another option was a sale of the Subgroup. A sale could have been achieved either by means of an initial public offering (“IPO”) of LANXESS shares to the general public, or by way of a private sale of the LANXESS Subgroup to strategic investors or financial investors (“M&A transaction”).

After reviewing the options carefully, the Board of Management of Bayer AG decided in favor of the spin-off of the LANXESS Subgroup. The Board of Management received advice from investment banks in this connection. In the Board of Management’s view, the spin-off is in the best interests of Bayer AG, its stockholders and also its employees. The spin-off has the advantage of enabling the chemical and polymer activities combined within the LANXESS Subgroup to be demerged in a single transaction with a high degree of transaction certainty. This simplifies the separation process considerably, reduces transaction costs and means that the benefits of separation as described above can be harnessed more quickly and effectively due to the immediate and complete independence of both groups. In addition, the spin-off allows Bayer stockholders to retain a financial interest in the chemical and polymer activities, which would not be possible in the case of an M&A transaction and only possible in the case of an IPO if Bayer stockholders made an additional investment. In addition, all Bayer AG stockholders are free to make their own decision as to whether, after the spin-off, they wish to maintain their participation in the former activities of the Bayer Group by holding shares in both Bayer AG and LANXESS AG, or whether they wish to sell their shares in one of the companies in the market and thus retain an interest in only a part of the activities of the former Bayer Group.

In the view of Bayer AG’s Board of Management, the disadvantages associated with the spin-off, particularly Bayer AG’s joint and several liability for a period of five years in connection with the fulfillment of obligations existing prior to the spin-off and transferred to LANXESS AG (Section 133 (1) and (3) UmwG) as well as the potential obligation to furnish collateral to creditors to cover their claims under certain circumstances (Sections 22, 125 and 133 UmwG), do not warrant a decision to the contrary (see Chapter VIII.1. in relation to liability and the provision of collateral). Bayer AG and LANXESS AG will agree under the Spin-Off and Acquisition Agreement that LANXESS AG shall indemnify Bayer AG to the extent that claims are made against Bayer AG on the basis of the obligations transferred to LANXESS AG. Furthermore, the Board of Management of Bayer AG sees no reason to believe that creditors of the company would be able to credibly claim that the spin-off would jeopardize their claims, this being the prerequisite for a creditor to demand security. Therefore, the Board of Management believes that no creditors would have a claim to demand the provision of security under Sections 22, 125 and 133 UmwG.

(1)	Arguments against an Initial Public Offering (“IPO”)

As an alternative to spinning off the LANXESS Subgroup, the Board of Management of Bayer AG carefully reviewed the option of selling the subgroup by way of an IPO. The Board of Management believes that such a transaction would not be in the interests of Bayer AG and its stockholders.

In the view of the Board of Management, the main reason for not conducting an IPO is that an IPO does not currently offer the necessary certainty that the transaction can be completed. Current and anticipated short-term capital market conditions and general stock market sentiment would not provide sufficient certainty for completing the transaction. In other words, it is not sufficiently certain that an IPO could be successfully accomplished in the foreseeable future. Moreover, capital market conditions and general stock market sentiment also suggest that an IPO would result in LANXESS shares being listed at a significant discount to their fair value. It also appears unlikely that all the shares of LANXESS AG could be placed on the market at one go. An IPO would probably result in Bayer AG remaining a shareholder in LANXESS AG, possibly with a substantial holding. The influence that Bayer would then have over LANXESS through its voting rights at the LANXESS Stockholders’ Meeting would require Bayer to consolidate LANXESS in its Group financial statements. Finally, if Bayer AG were to retain a substantial interest in LANXESS AG, this would delay the complete separation of the two companies, meaning the related advantages would not be achieved as quickly as with a spin-off.

(2)	Arguments against an M&A Transaction

After detailed review and assessment, the Board of Management of Bayer AG also rejected the option of an M&A transaction, i.e., it decided against selling the chemical and polymer activities combined within the LANXESS Subgroup to strategic or financial investors.

In the view of Bayer AG’s Board of Management, the sale of all or certain portions of the LANXESS Subgroup’s business operations to strategic or financial investors would not be in the interests of Bayer AG and its stockholders. It would not be sufficiently certain that the sale of all of the operations could be completed with sufficient transaction certainty and within a practicable timeframe. A partial sale would not be a suitable or adequate way to achieve the goals and the benefits that form the purpose behind completely separating the LANXESS Subgroup. The same would apply to a step-by-step sale of LANXESS’ activities in several transactions. A series of individual sales would only be possible as part of a protracted process with little transaction certainty, and it would also tie up the resources of the Bayer Group to a significant extent.

2.	Legal Implementation of the Spin-Off

a)	Spin-Off Under Section 123 (2) No. 1 of the German Transformation Act

Legally, the spin-off of the LANXESS Subgroup will be implemented by way of a spin-off (Abspaltung zur Aufnahme) pursuant to Section 123 (2) No. 1 of the German Transformation Act. According to this provision, Bayer AG, as the transferring entity, will transfer a portion of its assets (specifically, the shares that Bayer AG holds in LANXESS GmbH) in their entirety to the acquiring entity, LANXESS AG. As consideration for the spun-off assets, the acquiring entity, LANXESS AG, will issue shares in LANXESS AG to Bayer AG stockholders. These shares shall subsequently be admitted to the official market of the Frankfurt Stock Exchange and, simultaneously, to the segment of the official market with additional ongoing obligations (Prime Standard).

b)	Transferring and Acquiring Entities

Bayer AG and LANXESS AG will participate in the spin-off as the transferring and the acquiring entity, respectively. Bayer AG is the sole stockholder of LANXESS AG. LANXESS AG is a former so-called “shelf” company with no business operations of its own. In view of the pending spin-off, the company was activated in accordance with the case law requirements regarding the activation of shelf companies.

c)	Subject Matter of the Spin-Off

In the course of the spin-off, Bayer AG will essentially transfer the following assets and liabilities in their entirety to LANXESS AG:

–	Bayer AG’s entire shareholding in LANXESS GmbH, within which the chemical and polymer activities belonging to the LANXESS Subgroup were combined;

–	all 50,000 of Bayer AG’s no-par bearer shares in LANXESS AG;

–	all assets and liabilities together with all rights and obligations allocable to the LANXESS Corporate Center; and

–	two claims by Bayer AG under two loans in the total nominal amount of €100 million.

d)	Spin-Off and Acquisition Agreement and Master Agreement

For the purpose of implementing the spin-off, Bayer AG and LANXESS AG will enter into a Spin-Off and Acquisition Agreement, which is to be notarized. Execution of this agreement is scheduled for September 2004. The Spin-Off and Acquisition Agreement sets forth the details of the transfer of Bayer AG’s aforementioned assets and liabilities to LANXESS AG. In addition, Bayer AG and LANXESS AG will at the same time enter into a so-called Master Agreement, which will take effect with the spin-off. The parties intend for this agreement to, among other things, ensure the implementation of the formation of the LANXESS Subgroup, conclusively determine the apportionment of liability between the future Bayer Group and the future LANXESS Group in the areas of environment, antitrust and product liability, and establish certain reciprocal rules of conduct and duties of co-operation for the time after separation of the LANXESS Subgroup from the Bayer Group. The Spin-Off and Acquisition Agreement will be submitted to the general works council of Bayer AG immediately after notarization. The draft Spin-Off and Acquisition Agreement and the draft Master Agreement are discussed in Chapter XI of this report.

e)	Spin-Off Economic Effective Date

As between Bayer AG and LANXESS AG, the assets to be spun-off are to be transferred with effect as of 0000 hours on July 1, 2004 (“Spin-Off Economic Effective Date”). As far as the relationship between Bayer AG and LANXESS AG is concerned, from that point on, transactions pertaining to the spun-off portion of Bayer AG’s assets will be carried out for the account of LANXESS AG.

f)	How the Spin-Off will Take Effect

The Spin-Off and Acquisition Agreement will only take effect once it has been approved by the stockholders’ meetings of Bayer AG and of LANXESS AG, in each case by a majority of at least three quarters of the capital stock represented at the time of voting (Sections 125 sentence 1, 65 (1) UmwG). In its capacity as sole stockholder of LANXESS AG, Bayer AG will grant its consent to the Spin-Off and Acquisition Agreement at the stockholders’ meeting of LANXESS AG prior to execution of the agreement.

The spin-off will only take effect upon its registration in the commercial register for Bayer AG kept at the Local Court of Cologne. Prior to this, the spin-off must be registered in the commercial register for LANXESS AG, also at the Local Court of Cologne. Once the spin-off takes effect, the assets and liabilities that are to be spun-off and the other rights and obligations of Bayer AG will pass to LANXESS AG in their entirety in accordance with the allocation set forth in the draft Spin-Off and Acquisition Agreement (partial universal succession). The so-called Master Agreement will take effect at spin-off. The Boards of Management of both Bayer AG and LANXESS AG expect the registration to occur, and thus the spin-off to take effect, in January 2005. Immediately thereafter, the LANXESS shares are to be admitted to the official market of the Frankfurt Stock Exchange and, simultaneously, to the segment of the Frankfurt Stock Exchange with additional ongoing obligations (Prime Standard). However, there is no reliable date for the registration. The registration could be delayed if, in particular, Bayer AG stockholders filed a lawsuit in order to challenge the resolution approving the spin-off adopted at Bayer AG’s Extraordinary Stockholders’ Meeting. The resolution may be challenged within a period of one month after the Extraordinary Stockholders’ Meeting. If the resolution is challenged in court, regardless of the lawsuit’s prospects of success, it will essentially prevent registration of the spin-off in the commercial register and thus prevent the spin-off from taking effect. However, Bayer AG may seek a court order in the context of so-called exemption proceedings (Freigabeverfahren) in accordance with Sections 16 (3) and 125 UmwG in order that the spin-off may be registered in the commercial register despite the legal challenge. Such an order would be granted if the legal challenge were impermissible or clearly without merit, or if the court, in the exercise of its discretion, were convinced that the benefits of the spin-off taking effect as soon as possible — having regard to the severity of the legal violations asserted in the claim — outweighed the need to prevent the material detriment which the applicants claim would be caused to the entities involved in the spin-off and their stockholders. In such a case, the spin-off would be registered in the commercial register despite the legal challenge. The Board of Management of Bayer AG is of the view that a delay in the spin-off taking effect would be detrimental to Bayer AG and not in the interests of Bayer stockholders.

g)	Issue of Shares in LANXESS AG to Bayer AG Stockholders

The LANXESS Subgroup will be spun off in consideration for the granting of no-par bearer shares in LANXESS AG to the stockholders of Bayer AG at the time the spin-off takes effect. In addition to shares issued in the context of an increase in LANXESS AG’s capital for the purpose of executing the spin-off, the 50,000 no-par bearer shares transferred by Bayer AG to LANXESS AG in the course of the spin-off will also be issued to Bayer AG stockholders. The capital increase, which will cause LANXESS AG’s current capital stock of €50,000 to increase by €72,984,192 to €73,034,192 and will involve issuing 72,984,192 no-par bearer shares, will be implemented against a contribution in kind consisting of the assets and liabilities to be spun-off, i.e., in particular, the shareholding in LANXESS GmbH. Pursuant to Sections 125 sentence 1, 66 and 130 (1) UmwG, the registration of the capital increase is a prerequisite for the registration of the spin-off in the commercial registers of LANXESS AG and Bayer AG.

One LANXESS AG share will be issued for every ten Bayer AG shares. This will take place on the evening of the allotment date (the date on which the LANXESS shares are effectively allotted), i.e., after all daily transaction entries have been posted at Clearstream Banking AG. The following criteria were considered when stipulating the ratio of Bayer to LANXESS shares:

–	fractional rights: the number of fractional rights should be kept to a minimum;

–	structure of LANXESS AG’s stockholders’ equity: the ratio between capital stock and capital reserves should be appropriate;

–	share price: the share price expected for the LANXESS shares should lie within a price range that is attractive to private and institutional investors under current market conditions.

A ratio of 1:1 would have avoided fractional rights; however, it would have resulted in an unusually low share price for LANXESS shares by German standards and LANXESS’ capital stock would have accounted for a very high proportion of total stockholders’ equity. For these reasons, a ratio of 10:1 was chosen. This ratio satisfies the “share price” and “structure of stockholders’ equity” criteria and at the same time minimizes the number of fractional rights, because it may be assumed that many stockholders hold a number of Bayer shares that is divisible by ten. To the extent that the allotment ratio gives rise to fractional rights, the custodian banks and Deutsche Bank will endeavor to arrange for an offset of fractional rights, so that holders of fractional rights have the option of selling or acquiring fractional rights (see Chapter X for a detailed discussion of fractional interest arrangements).

In total, 73,034,192 shares in LANXESS AG will be issued to Bayer AG stockholders. At the time that the spin-off takes effect, Bayer AG and its affiliated companies will not hold any treasury stock.

Bayer AG has appointed Deutsche Bank AG to handle the allotment as trustee in accordance with Section 125 sentence 1 and Section 71 (1) UmwG. Details on the handling of the allotment will be published promptly after the spin-off has been registered in the commercial registers for LANXESS AG and Bayer AG (“Allotment Notice”).

Bayer AG has not issued any physical individual or collective share certificates. Its capital stock is exclusively represented by permanent global certificates deposited with Clearstream Banking

AG, Frankfurt am Main. Bayer stockholders will not need to take any action in relation to the allotment of the LANXESS shares, besides dealing with any fractional (residual) amounts. The LANXESS shares will be allotted to Bayer stockholders by way of a credit to the relevant securities account. Holders of Bayer ADRs will be allotted LANXESS shares through the Depository Bank (see Chapter X for a detailed discussion of the allotment procedure).

h)	Ownership Structure After the Spin-Off

Once the spin-off takes effect, Bayer AG will no longer own any interest in LANXESS AG, since all of the shares in LANXESS AG will be held by Bayer stockholders. At the time when the spin-off takes effect, each stockholder will own the same percentage interest in LANXESS AG as he/she holds in Bayer AG (spin-off maintaining proportionality of ownership). In turn, LANXESS AG will wholly own LANXESS GmbH, which conducts the chemical and polymer operations and holds both domestic and foreign equity participations. See Chapter V.3. for a further discussion of the legal structure of the LANXESS Group after the spin-off, and Chapters IX and XI.1. in connection with the convertible bond.

i)	Auditors’ Reports

The draft Spin-Off and Acquisition Agreement together with its annexes will be examined by the accounting firm Stüttgen & Haeb AG, Düsseldorf. The accounting firm Stüttgen & Haeb AG was appointed by the Regional Court of Cologne (Landgericht Köln) to act as the joint auditor for the spin-off.

In connection with LANXESS AG’s capital increase against contribution in kind carried out for the purpose of implementing the spin-off, an audit of the contributions in kind will be conducted. The focus of the examination is, in particular, on whether the value of the contribution in kind covers the capital stock granted as consideration therefor. At the same time, a post-formation audit is conducted. The report concerning the contribution in kind audit and post-formation audit will be filed with the commercial register for LANXESS AG kept at the Local Court of Cologne.

Bayer AG’s closing balance sheet for the period ending June 30, 2004 was audited by PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen, which was — in accordance with relevant statutory requirements — appointed to audit the closing balance sheet by resolution of Bayer AG’s annual stockholders’ meeting on 30 April 2004, and has issued an unqualified auditor’s opinion thereon.

3.	Costs of the Spin-Off

The combination of the chemical and polymer activities within the LANXESS Subgroup and the spin-off thereof will give rise to one-time costs. The external costs of the spin-off primarily comprise the costs of developing and adapting IT systems, the costs of advisers and transaction costs, the exact amount of which cannot be determined at the present time. A preliminary estimate indicates costs of approximately €75 million.

Bayer AG will bear the costs of the formation of the LANXESS Subgroup and of the spin-off. More specifically, Bayer AG will bear the costs associated with notarizing the Spin-Off and Acquisition Agreement and the costs of its implementation up until the Consummation Date (including the costs of the spin-off report, the spin-off audit and the planned stock exchange admission, and the associated costs of advisers and banks). Bayer AG and LANXESS AG will each bear their own costs of convening the stockholders’ meetings and the costs of registration in the commercial register. Transaction taxes (including transfer taxes) relating to the formation of the LANXESS Subgroup will be borne by LANXESS AG or the relevant company affiliated with LANXESS AG regardless of when such costs arise. The same applies to transaction taxes levied in connection with the spin-off. The Bayer Group will bear any income taxes in connection with the relevant measures for the formation of the LANXESS Subgroup prior to and including the Economic Effective Spin-Off Date. After the Economic Effective Spin-Off Date, any income taxes charged will be borne by the relevant company involved in the measure for the formation of the LANXESS Subgroup that is deemed the taxable entity under the applicable tax laws (see Chapter VI.2. for a detailed discussion of the tax effects of the spin-off).

IV.	Business Operations of the Bayer Group and LANXESS Group After the Spin-Off

1.	Business Operations of the Bayer Group After the Spin-Off

By way of the spin-off of the LANXESS Subgroup, the Bayer Group will be divesting itself of the major portion of its former chemical activities and approximately one third of its polymer activities. In the future, the Bayer Group will concentrate on its core businesses in the areas of health (HealthCare), nutrition (CropScience) and high-tech materials (MaterialScience). These businesses demand sophisticated structures and investments commensurate with their potential for innovation, growth, and value enhancement. The new strategic focus will enable the Bayer Group to concentrate its resources and focus its efforts on these growth fields, investing in innovative technologies to an even greater extent than it had in the past, in order to, in the future, be a leading player and strengthen its current market position.

After the spin-off takes effect, the Bayer Group will be operating on the market with three operational subgroups — Bayer HealthCare, Bayer CropScience and Bayer MaterialScience. The service companies, Bayer Business Services GmbH, Bayer Technology Services GmbH, and Bayer Industry Services GmbH & Co. OHG, will continue to perform service functions across the subgroups. Bayer Industry Services GmbH & Co. OHG will continue to be responsible for the administration and marketing of all the premises in the chemical parks — with the exception of the real properties to be transferred over to LANXESS GmbH — and will continue to be the contractual partner with respect to all users of said premises, and particularly with respect to the Bayer subgroups. Based on the figures as of June 30, 2004, after the spin-off, the Bayer Group will have approximately 93,500 employees (including approximately 37,800 in Germany). With the LANXESS Subgroup, approximately 20,000 employees (i.e., approximately 18 percent of the work force) will leave the Bayer Group.

The following table summarizes selected financial data for the first half of 2003 and 2004, respectively, for the business operations remaining with the Bayer Group after the spin-off of the LANXESS Subgroup takes effect, as compiled by Bayer AG.

in € millions	First half of 2004	First half of 2003
EBIT	1,256	1,608
EBITDA[1]	2,251	2,748
Net sales	12,451	12,121
Gross cash flow[2]	1,597	2,195
Net cash flow[3]	828	1,304

1) EBITDA:	Operating results (EBIT) plus depreciation and amortization
2) Gross cash flow:	Operating results (EBIT) plus depreciation and amortization, less gains on retirement of non-current assets, less income taxes, and adjusted for changes in pension provisions
3) Net cash flow:	Cash flow from operating activities according to IAS 7

In deriving the above net sales figure, sales of the LANXESS Subgroup with the other sub-areas of the Bayer Group — in particular with respect to the Bayer HealthCare, Bayer CropScience and Bayer MaterialScience subgroups — that had been classified as internal sales were reclassified as external sales. In addition, sales relating to the commercial agency business that had formerly been allocated to the LANXESS reporting segment, were included as external sales of the Bayer Group. As a result of the contribution of the agency business to results, the EBIT and EBITDA of the Bayer Group increased accordingly. No other adjustments were made with respect to EBIT or EBITDA. The earnings from sales by the LANXESS Subgroup to the remaining subgroups of the Bayer Group have so far already been included under EBIT and EBITDA.

a)	Bayer HealthCare

The spin-off will not directly affect the Bayer HealthCare Subgroup. Following the spin-off of the LANXESS Subgroup, Bayer HealthCare will continue to develop, produce and market products for the prevention, diagnosis and treatment of human and animal diseases, and, in addition to its focus on prescription drugs, will in the future place more emphasis on expanding its Consumer Care Division, the self-testing/diagnostic business and its activities in the area of companion animal health. The Pharmaceuticals Division aims to position itself as an important mid-sized pharmaceuticals provider. It is planned to expand business activities involving the manufacture of the genetically engineered blood clotting factor Kogenate®.

As of June 30, 2004, the Bayer HealthCare subgroup had approximately 34,000 employees worldwide. Key selected financial data of the subgroup for the first half of 2003 and 2004 are summarized in the following overview (see Chapter IV. 1. on the computation of selected financial data):

in € millions	First half of 2004	First half of 2003
EBIT	494	874
EBITDA[1]	721	1,123
Net sales	4,235	4,319

1) EBITDA: Operating results (EBIT) plus depreciation and amortization

The following table presents an overview of sales for the best-selling products of the HealthCare subgroup in the first half of 2004 and the change from the prior year period.

Best-Selling Bayer HealthCare Products		Change over	Change after
in € millions	1st half of	1st half of	currency
	2004	2003	adjustment
Ciprobay®/Cipro® (Pharmaceuticals)	483	-38.0%	-34.3%
Adalat® (Pharmaceuticals)	340	0.6%	3.3%
Aspirin® (Consumer Care/Pharmaceuticals)	293	2.4%	8.0%
Ascensia® product line (Diagnostics)	293	11.8%	16.4%
Kogenate® (Biological Products)	256	19.1%	22.8%
ADVIA Centaur® system (Diagnostics)	216	20.0%	25.0%
Avalox®/Avelox® (Pharmaceuticals)	159	14.4%	21.6%
Gamimune® N/Gamunex® (Biological Products)	158	14.5%	23.2%
Glucobay® (Pharmaceuticals)	143	5.9%	10.4%
Advantage®/Advantix® (Animal Health)	112	4.7%	12.1%
Levitra® (Pharmaceuticals)	106	—	—
Prolastin® (Biological Products)	80	-4.8%	2.4%
One-A-Day® (Consumer Care)	73	12.3%	26.2%
Trasylol® (Pharmaceuticals)	73	5.8%	14.5%
Baytril® (Animal Health)	72	-2.7%	2.7%

Total	2,857	-1.3%	3.9%

The HealthCare business continues to be exposed to increased risks arising from the lawsuits in the U.S. in connection with the voluntary market withdrawal of the statin Lipobay/Baycol and the voluntary cessation in the marketing of products containing PPA. As of August 6, 2004, the company had settled a total of 2,825 Lipobay/Baycol injury cases out of court and without acknowledging any liability, at a cost of approximately $1,084 million. A total of 7,906 cases worldwide were still pending as of August 6, 2004. The Bayer Group intends to continue to fairly compensate, voluntarily and without acknowledging any liability, all those who suffered serious side effects from using Lipobay/Baycol. To the extent that further facts have been developed in the course of the proceedings, the vast majority of cases do not, to the company’s current knowledge, involve any serious side effects.

Should the U.S. plaintiffs in the Baycol litigation or the product liability litigation involving Phenylpropanolamine (PPA) substantially prevail despite the existing meritorious defense arguments, it is possible that the Bayer Group could face payments that exceed its insurance coverage and are not covered through the accounting measures undertaken in this respect. The same is true should an unexpectedly sharp increase in settlement cases occur in the Baycol litigation. PPA is an active ingredient that was contained in numerous appetite suppressants and cough-and-cold medications of several manufacturers and that was voluntarily replaced by the Bayer Group and other companies in response to a recommendation made by the U.S. Food and Drug Association (FDA) in 2000.

The HealthCare subgroup is subdivided into the Pharmaceuticals, Biological Products, Consumer Care, Diagnostics Professional Testing Systems, Diagnostics Self-Testing Systems and Animal Health Divisions.

(1)	Pharmaceuticals

The Pharmaceuticals Division develops, produces and distributes prescription drugs worldwide. These include, in particular, medications against infectious diseases, cardiovascular diseases, urological diseases and cancer.

The Division has business operations throughout the world; its most important sales markets are North America, Europe and Asia (particularly Japan). The Pharmaceuticals Division’s core products are Cipro® (twice-daily standard formulation), Adalat®, Avelox®, Glucobay®, Trasylol® and Levitra®, a new drug introduced in 2003 for the treatment of erectile dysfunction which is already being marketed in over 70 countries. The best-selling product Cipro® (twice-daily standard formulation), which is used specifically for the treatment of bacterial urinary infections, experienced a marked drop in net sales and results upon the expiration of its patent protection and the resultant loss of its exclusive market position in the U.S. One of the Division’s growth drivers is the respiratory antibiotic Avelox®, currently sold in more than 90 countries.

The following table gives an overview of the most important products launched by the Pharmaceuticals Division since 2001:

Most Important Products Launched by the Pharmaceuticals Division Since 2001
Product	Indication	Year of Launch
Avelox®i.v.	Bacterial respiratory infections	2001
Viadur®	Prostate cancer	2001
Cipro XR®	Bacterial urinary infections	2003
Kinzal®	Hypertension	2003
Mono/Komb
Levitra®	Erectile dysfunction	2003

Most of the active ingredients for the Division’s drugs are currently manufactured at the production sites located in Wuppertal and Leverkusen (Germany). The drugs themselves are produced at production sites around the world, particularly in Leverkusen (Germany), Garbagnate (Italy) and Shiga (Japan).

The Division’s main competitors are Merck & Co., GlaxoSmithKline, Pfizer, Novartis, Aventis and Bristol-Myers Squibb. The Division procures part of the raw materials for the manufacture of active ingredients from companies that in the future will be part of the LANXESS Group.

A major focus of research and development group-wide is on the Pharmaceutical Division’s prescription drugs, where efforts are concentrated on promising applications, particularly in the area of infectious diseases, cardiovascular disease, urological diseases and cancer. R&D centers are located in Wuppertal (Germany) and West Haven, Connecticut (U.S.). The Pharmaceuticals Division co-operates successfully with a variety of other companies in the area of research and development. Noteworthy in this regard is the joint development project with the U.S.-based company Onyx Pharmaceuticals, Inc., in the area of cancer research for the development of a Raf Kinase inhibitor for the treatment of advanced kidney cancer and for which interim results are encouraging. The substance is currently in Phase III clinical testing for treatment of advanced kidney cancer. Studies have also presented positive findings for the Factor Xa inhibitor development project for the treatment and prevention of thrombosis. Repinotan, a product for the treatment of stroke, is currently in Phase II b of clinical trials.

The strategy for repositioning the pharmaceutical business resolved by Bayer AG’s Board of Management in November 2003 is being resolutely implemented. The subgroup is positioning itself as a mid-sized pharmaceuticals company and continues to conduct the pharmaceuticals business with adjusted structures. The specific intention is to focus research efforts on those treatment areas in which the Division is already a significant player and has already developed successful products. There are also plans to strengthen the product portfolio by licensing third-party products. Bayer HealthCare has entered into an agreement for the U.S. with the U.S.-based company Schering-Plough Corporation, Kenilworth, New Jersey, under which Schering-Plough will take over from the Bayer HealthCare company in the U.S. the marketing of Bayer primary care products (such as Avelox, Cipro, Adalat, and Levitra, which continues to be co-marketed with GlaxoSmithKline). In addition, an understanding was reached with Schering-Plough on the co-marketing of cancer medications of Schering-Plough in the U.S. and certain European markets as well as the co-marketing of the cardiovascular medicament Zetia in Japan, once it has received approval. At the same time, the Pharmaceuticals Division of Bayer HealthCare in the U.S. is building up a global oncology business unit and is concentrating in the U.S. on high-margin drug products for medical specialists and biotechnology.

(2)	Biological Products

The Biological Products Division focuses on the development and marketing of biological products, i.e., blood plasma products and recombinant blood clotting factors. There are plans to sell the plasma business in the context of the efforts to optimize the portfolio. Talks with potential buyers are being conducted in this regard.

The Division’s most important products are Kogenate®, a product for the treatment and prevention of bleeding in patients with hemophilia A, and plasma products such as the immune globulin Gamunex® , Gamimune®/Polyglobin® and Prolastin®. The Division’s most important sales markets are North America, Europe and Japan, which are supplied by production sites in Clayton, North Carolina (U.S.) and Berkeley, California (U.S.).

The Division procures raw plasma and some intermediates from various companies. The Division itself does not maintain any blood donor centers. Baxter and CSL are the main competitors on the market for biological products.

Research and development, which plays a central role in this relatively new field of biological products and is largely conducted in the U.S., is presently concentrated on a variety of promising projects. In this regard, the continued development of the product Kogenate® stands at the forefront of the Division’s R&D activities.

The Biological Products Division will focus on expanding the Kogenate® business. In this regard, the primary emphasis will be on the further development of the product.

(3)	Consumer Care

The Consumer Care Division is a provider of over-the-counter drugs (OTC), specifically in the areas of pain relief products, cough and cold, dermatological, and gastrointestinal medications and nutritional supplements.

Subject to the approval of antitrust authorities, the Bayer Group has acquired Roche’s consumer health business for a total purchase price of €2.38 billion. Announced in July 2004, the acquisition constitutes a major step in the HealthCare strategy to grow in the area of consumer health care by expanding the product portfolio.

In addition to what may be the world’s best known brand-name drug, Aspirin®, the Consumer Care Division’s product portfolio also includes the Midol® pain relief medication, Alka-Seltzer Plus® cough and cold medication, the gastrointestinal medications Alka-Seltzer®, Phillips’ Milk of Magnesia® and Talcid®, the antifungal Canesten®, the lice product RID®, and the dietary supplement One-A-Day®.

The Division operates in over 80 countries worldwide. The main competitors in the field of consumer care products are Johnson & Johnson, GlaxoSmithKline, Wyeth and Pfizer. The Consumer Care Division’s product development activities are primarily concentrated in the Division’s development facilities located in Morristown, New Jersey (U.S.).

The Division’s stated goal is to outpace the growth of the global market for consumer care products by strengthening its own products and brands, particularly in the OTC area and non-prescription pain relief medications. In addition, the Division regularly examines opportunities for making strategic acquisitions in order to expand its product portfolio. One such decision is the acquisition of Roche’s Consumer Health business.

(4)	Diagnostics Professional Testing Systems

Originally part of the Diagnostics Division, the Diagnostics Professional Testing Systems Division develops, produces and markets diagnostic systems for emergency care analysis, hematology, urine chemistry, immunology, clinical chemistry and nucleic acid analysis, and operates in more than 100 countries, particularly in North America, Europe and Japan.

Particularly with the ADVIA Centaur® family of products, the Division offers a broad spectrum of diagnostic systems. In the area of acute care medicine, the Diagnostic Professional Testing Systems Division is active on the market with the Rapid® brand, under which a variety of equipment for blood gas and electrolytes testing is sold. In the area of nucleic acid analysis, tests are developed, produced and marketed for quantitative and qualitative viral load testing. The Division sells HIV and hepatitis assays under the brand VERSANT®.

The Division’s main competitors are Abbott, Roche, Beckman Coulter, Dade Behring and Johnson & Johnson.

The Division’s research and development activities focus on the development of professional diagnostic systems to detect illnesses. The Division has research facilities located in Tarrytown, New York (U.S.), Walpole, Cambridge and Medfield, Massachusetts (U.S.), and Berkeley, California (U.S.).

The Diagnostics Professional Testing Systems Division plans to assert itself on the global market and to achieve its future growth through the introduction of new products and the expansion of strategic partnerships.

(5)	Diagnostics Self Testing Systems

Until just recently part of the Diagnostics Division, the Diagnostics Self Testing Systems Division develops, produces and markets blood glucose monitoring systems and operates in more than 100 countries, particularly in North America, Europe and Japan.

The Division offers a variety of blood glucose testing products under the umbrella brand Ascensia®. The Division’s main competitors are Roche, Johnson & Johnson and Abbott.

The Division’s research and development efforts focus on the development of user-friendly blood glucose monitoring systems primarily for patients’ self testing. In this regard, the Division relies both on its own development and on strategic partnerships. Research facilities are located in Elkhart, Indiana (U.S.).

In the coming years, the Diagnostics Self Testing Systems Division plans to expand its global market position primarily through organic growth, particularly through the introduction of new products.

(6)	Animal Health

The Animal Health Division produces and distributes worldwide approximately 100 different veterinary medicines, vaccines, and products for the care of companion and farm animals.

The Division’s top products are the antiflea medication Advantage®/Advantix® for dogs and cats and drugs for treating infectious diseases in companion and farm animals (Baytril®). The Division’s main production sites are located in Kiel (Germany) and Shawnee, Kansas (U.S.).

The Division distributes its products worldwide, including in growth markets such as China and Vietnam. Merial, Pfizer and Intervet are the most important competitors worldwide.

The Division’s product development activities are centered in Monheim (Germany) and Kansas City, Missouri (U.S.). Otherwise, the Division collaborates closely with the Pharmaceuticals Division and segments of the CropScience subgroup in the area of research and development.

The Division plans to continue to expand its market position in the field of veterinary medicine by strengthening the product portfolio for companion and farm animals, focusing on attractive key markets, and committing to further develop its core products.

b)	Bayer CropScience

Since the acquisition of Aventis CropScience in 2002, the Bayer CropScience subgroup has been active in the fields of chemical crop protection, seeds, plant biotechnology, and non-agricultural pest and weed control. The subgroup’s principal markets are in Europe and North America.

The introduction of new products, the realization of synergies, strict cost management, and streamlining of the portfolio are and shall continue to be the essential factors contributing to the subgroup’s positive performance.

Today, the subgroup has operations in more than 120 countries worldwide and had approximately 19,000 employees as of June 30, 2004.

The following table summarizes key selected financial data of the subgroup for the first half of 2003 and 2004 (see Chapter IV.1. on the computation of selected financial data):

in € millions	First half of 2004	First half of 2003
EBIT	538	484
EBITDA[1]	897	877
Net sales	3,395	3,256

1)	EBITDA: Operating results (EBIT) plus amortization and depreciation

The following table gives an overview of the CropScience subgroup’s best-selling products in the first half of 2004 and the change from the prior year period.

	First	Change over	Change after
Best-selling Bayer CropScience Products	half of	1st half of	currency
in € millions	2004	2003	adjustment
Confidor®/Gaucho®/Admire®/ Merit® (Insecticide/Seed Treatment/Environmental Science)	329	-5.2%	-0.6%
Folicur®/Raxil® (Fungicide/Seed Treatment)	212	21.1%	24.6%
Puma® (Herbicide)	142	-0.7%	3.5%
Basta®/Liberty® (Herbicides)	123	23.0%	29.0%
Betanal® (Herbicide)	116	-3.3%	0.0%
FLINT®/Stratego®/Sphere® (Fungicides)	113	0.9%	4.5%
Decis®/K-Othrine® (Insecticide/Environmental Science)	92	10.8%	14.5%
Temik® (Insecticide)	68	36.0%	46.0%
Hussar® (Herbicide)	60	-3.2%	-1.6%
Axiom®/Define®/Epic® (Herbicides)	55	31.0%	38.1%
Total	1,310	6.2%	10.5%

The Bayer CropScience Subgroup comprises the business areas of Crop Protection, Environmental Science and BioScience. In 2003, 83 percent of the subgroup’s sales were attributable to the Crop Protection business, 12 percent to the Environmental Science business, and 5 percent to the BioScience business. The spin-off of the LANXESS Subgroup will not directly affect the business of the CropScience subgroup.

(1)	Crop Protection

The Crop Protection business area produces and markets chemical crop protection products for use as herbicides, insecticides, fungicides and seed treatment products, and develops active ingredients with new and improved efficacies.

The business area’s most important products include, in particular, the herbicides Puma®, Basta®, Betanal® and Fenikan®, the insecticides Confidor®, Admire®, Decis® and Temik®, and the fungicides Folicur®, Flint® and Aliette®. Also noteworthy is the seed treatment product sold under the brand name Gaucho®. The business area’s principal sales markets are located in Europe and North America. The main production sites are in Europe, the U.S. and India.

Syngenta, Monsanto, BASF, Dow AgroScience and Du Pont are the main competitors on the crop protection market.

The business area’s research and development activities focus on the identification and further development of active ingredients that can be used as insecticides, herbicides and fungicides by employing state-of-the-art development and analysis methods, i.e., ultra-high-throughput Screening (UHTS). The business area has research and development centers located throughout the world. Major facilities are located in Monheim and Frankfurt am Main (Germany), Lyon and Sophia Antipolis (France), Stilwell, Kansas (U.S.), Raleigh, North Carolina (U.S.) and Yuki City (Japan).

The aim is to capitalize on Crop Protection’s balanced product portfolio in the areas of herbicides, insecticides, fungicides and seed treatment, the already strong market position and broad regional presence to further expand the business in the future. Innovative new products are also intended to support this development.

(2)	Environmental Science

The Environmental Science business area develops, produces and markets products for non-agricultural markets for professionals, amateur gardeners and home owners worldwide. Three areas — green industry, professional pest control and vector control (for the control of insects that transmit infectious diseases) — serve professional markets. In the consumer products area, Environmental Science focuses its activities on brand-name products for home and garden pest and weed control.

The principal markets in the professional products area are Merit®, Chipco®, MaxForce®, Premise® and K-Othrine®. In the consumer products area, products are sold under two umbrella brands, Bayer Advanced in the U.S., and Bayer Garten® in Europe. The principal markets of the Environmental Science business area are North America, Europe and Japan.

The Environmental Science business area co-operates closely with the Crop Protection business area in the field of research. The Environmental Science business area further develops active ingredients originating from the research efforts of CropScience in order to meet the special requirements of the non-agricultural market.

The main competitors of the Environmental Science business area are Dow AgroScience and Syngenta in the area of professional products and Scotts and United Industries in the consumer products area.

Environmental Science plans to further strengthen its market position in the area of non-agricultural pest and weed control through the continuous optimization of the product portfolio and selective partnerships, among other things.

(3)	BioScience

The BioScience business area focuses on improving crops through the application of modern plant biotechnology and breeding methods, with the aim of increasing the quantity and quality of foodstuffs, animal feed and fiber. The business area provides high-quality vegetable seeds, develops improved seeds and plants with higher yields, and markets herbicide-tolerant and insect-resistant plants. BioScience also develops plants with completely new components for application in the fields of health, biomaterials and nutrition.

The business area’s most important products include the seed brands FiberMax® (cotton), InVigor® (canola) and LibertyLink® (corn). Bioscience’s principal markets are in North America and Europe. Market leaders in this field are currently DuPont, Monsanto and Syngenta.

BioScience employs state-of-the-art methods of plant biotechnology, breeding, hybridization and quality control in its research and development activities in order to improve the characteristics of important crops, while committing to the safe and responsible use of these technologies and to the advancement of science in general. Research centers are located in Potsdam (Germany), Lyon and Evry (France), Haelen (Holland) and Ghent (Belgium).

Future research and development activities will focus on the areas of canola, rice and cotton, and vegetable crops. BioScience also plans to access new markets using plant biotechnology.

c)	Bayer MaterialScience

The MaterialScience subgroup combines the more innovative and technology-driven business fields of the polymer business areas and corresponding specialty products remaining within the Bayer Group. The subgroup’s business areas primarily include products in the polyurethane, polycarbonate, cellulose derivatives and special metals fields.

As of June 30, 2004, the subgroup’s employed approximately 18,000 employees worldwide. The following table summarizes key selected financial data of the subgroup for the first half of 2003 and 2004 (see Chapter IV.1. on the computation of selected financial data):

in € millions	First half of 2004	First half of 2003
EBIT	350	191
EBITDA[1]	647	555
Net sales	4,146	3,822

1)	EBITDA: Operating results (EBIT) plus amortization and depreciation

The subgroup’s strategy for further development is to capitalize on its technological competence and its strong market position in the areas of polycarbonates and polyurethanes. The subgroup intends to create competitive advantages and to strengthen its long-term earning power by further optimizing processes and expanding into the Asian market. This development is to be further strengthened by early recognition of technology and market trends. The specialty businesses of H.C. Starck and Wolff Walsrode also offer good prospects for future development.

The business units of the MaterialScience subgroup are included under the Materials and Systems segments for financial reporting purposes.

(1)	Materials

(a)	Polycarbonates

The Polycarbonates business unit is one of the world’s largest manufacturers of polycarbonate plastics. Polycarbonate plastics are thermoplastics that are characterized by their heat and impact resistance and their high transparency. These characteristics open up a broad spectrum of potential areas of application. Currently polycarbonates dominate the field of optical data storage media such as CDs and DVDs and are used in the manufacture of automotive components, motorcycle helmets and transparent roofs. They also have numerous applications in the medical field due to the fact that they can be sterilized. The business unit sells polycarbonate plastics primarily under the brand name Makrolon®. Other product lines include APEC® (high heat and impact resistant polycarbonates), Bayblend® and Makroblend® (PC blends), and Makrofol® and Bayfol® as PC films (semi-finished products). ABS (acrylonitrile-butadiene-styrene) and PBT (polybutylene terephtalate), which are plastic components used in the manufacture of PC blends, are currently purchased from companies of the future LANXESS Group.

The raw material is produced in plants located in Germany, Belgium, the U.S. and Thailand. Another major plant is scheduled to start operations in China in 2006. Additional sites are located throughout the world for compounding (mixing components) and for the manufacture of polycarbonate sheet and film. The business unit competes globally with companies such as General Electric, Dow Chemical, Teijin Chemicals and Mitsubishi Chemical.

The business unit’s current research and development activities are currently focused on automotive glazing, additional product improvements in the area of optical data storage media and the further development of Bayblend® flame-retardant products.

The business unit’s strategic objective is to become the leading provider of state-of-the-art, low-cost polycarbonates. This, together with a strong customer orientation, is intended to achieve long-term a level of performance outpacing the market growth rate.

(b)	Thermoplastic Polyurethanes

The business unit produces and sells thermoplastic polyurethanes. These materials combine the properties of elastomers and thermoplastics and are characterized by especially high resistance to abrasion. Thermoplastic polyurethanes are used, among other things, in radiators grilles, cable sheathing, inner tubes, ski boots, shoe soles, automotive trim components and many other products.

(c)	Wolff Walsrode

Wolff Walsrode is one of the world’s largest manufacturers of cellulose derivatives. These products are used in the construction industry, for industrial coatings and printing inks, in drugs and foodstuffs, and other products.

The business unit’s most important products are Walocel® M (for regulating water balance), Walsroder® NC (resin for wood coatings and other coatings, and printing inks), and Walocel® C (as a thickener and binder for use in waterborne systems).

(d)	H.C. Starck

H.C. Starck develops, produces and markets metallic and ceramic powders, nonferrous metals, raw materials for advanced ceramics, and electrochemicals, and processes these raw materials into semi-finished and finished products.

The business unit’s most important products are tantalum powder for high-performance capacitors used in the electronics industry. The business unit’s products are sold among other things under the brand names Kulite® (finished products from tungsten alloys) Molyform® and Lubriform® (material for lubricants), Ampergy® (intermediate products for rechargeable batteries), Amperkat® (catalysts) and Amperit® (thermal spray powder). H.C. Starck has 15 production sites in North America, Europe and Asia. The business unit’s products are used in aviation and aerospace, medical engineering, mechanical engineering, the electronics and chemical industries, and for optical applications.

In light of its numerous products and areas of operation, H.C. Starck competes with several different companies. In the area of metal powders, its competitors are Bergla, the Cabot Group, Mitsui, Molymet, Osram Sylvania, Umicore, Plansee, Philips Elmet and Phelps Dodge. Competitors in the area of battery intermediates are Tanaka and Umicore. In the area of catalysts, H.C. Starck competes with Activated Metals, Degussa, Grace-Davison and Engelhard, and in the area of thermal spray powders, it competes with Praxair, Sulzer Metco and Woka. On the market for ceramic powders and components, the main competitors are Denki Kagaku, SB Boron, GE Ceramics and Tokuyama Soda.

Presently, H.C. Starck’s research and development projects are focused on the development of new metal powders and semi-finished products, and the areas of fuel cells and conductive polymers.

The business unit plans to use its know-how in the field of production and processing of refractory and special metals to develop high-end products that will enable it also in the future to take part in the dynamic development of its innovative markets.

(2)	Systems

(a)	Polyurethanes

The Polyurethanes business unit is one of the world’s leading manufacturers of polyurethanes (polymers of isocyanates and polymer alcohols) in the form of diphenylmethane diisocyanate (MDI), toluene diisocyanate (TDI), and polyether polyols (PET), which are used among other things in furniture, mattresses, automotive components, products for the sport and leisure industry and materials for thermal insulation.

The different types of polyurethanes are sold under the Desmodur® , Desmophen®, Baydur®, Bayflex® and other brand names. The business unit has production sites throughout the world, notably in Germany, Belgium, Holland, France, Spain, the U.S., Mexico, Brazil, Japan, Taiwan and Indonesia. The business unit’s main competitors are BASF, Dow Chemical, Huntsman, Lyondell, Mitsui Takeda and Shell.

The business unit is currently focusing its research and development activities on reducing the thermoconductivity of rigid foam used for insulation purposes as well as the further development of halogen-free flame retardants and blowing agents.

The Polyurethanes business unit’s long-term strategic goal is to become the world’s leader in state-of-the-art, low-cost polyurethanes. To achieve this goal, the business unit has shut down some of its smaller production plants in the recent past. Other plants were or will be expanded and new plants will be constructed. Another major plant is scheduled to begin operations in China in 2006.

(b)	Coatings, Adhesives and Sealants

The Coatings, Adhesives and Sealants business unit develops, produces and markets a number of products that serve as raw materials for lacquers, coatings, sealants and adhesives.

Among the products are components for polyurethane coatings (Desmodur® , Desmodur® BL, Bayhydur® and Crelan®), polyol components (Desmophen®, Rucote® and Bayhydrol®), coating resins (Alkydal® and Roskydal®) and specialty products such as high-end binders for anti-corrosion coatings (Pergut®), textile coating systems (Impranil®) and binders for glass fiber sizes (Baybond®). Production sites are located in Germany, Spain, the U.S., Mexico, Brazil, Japan and China.

The business unit’s primary competitors in the area of aliphatic isocyanates are Rhodia, Degussa, BASF, Asahi and NPU, and Dow Chemical, Mitsui Takeda and Sapici in the area of aromatic isocyanates. In the area of coating resins, the business unit competes mainly with UCB/Solutia, Cray Valley and DIC.

The business unit’s research and development activities are currently focused on the further development of qualitatively high-end and environmentally friendly polyurethane chemistry-based coating and adhesive raw materials. The business unit works closely with the world’s largest coating manufacturers in the area of aliphatic and aromatic isocyanates. The business unit intends to continue to defend its market position in the future by developing innovative products.

(c)	Inorganic Basic Chemicals

The Inorganic Basic Chemicals business unit produces chlorine and caustic soda through electrolysis. The business unit will supply chlorine and caustic soda to both the production sites of the future Bayer Group as well as those of the LANXESS Group. Surplus caustic soda produced in processing will be sold on the international market.

2.	The Business of the LANXESS Group After the Spin-Off

a)	Overview

After the spin-off takes effect, LANXESS AG, together with the companies being transferred to it, will be a legally and economically independent corporate group with a comprehensive product portfolio in the fields of polymers and basic, specialty and fine chemicals, and, as such, will be one of Europe’s leading providers of polymers and chemicals. The LANXESS Group, consisting of more than 50 operating companies, will produce polymers and chemicals worldwide at 50 locations in 18 countries.

The business activities of the future LANXESS Group will be structured in 17 operational business units combined into the four segments Performance Chemicals, Chemical Intermediates, Engineering Plastics and Performance Rubber.

Overview of the Segments and Business Units of the Future LANXESS Group

Based on the figures as of June 30, 2004, the LANXESS Group will have approximately 20,000 employees worldwide after the spin-off takes effect, of which approximately 10,400 will be based in Germany.

The following table presents in summary form selected financial data for the business activities combined into the future LANXESS Group for the first half of 2003 and 2004, as prepared by the

Bayer Group (see Chapter VI.1.b. on the accounting principles underlying these selected financial data):

in € millions	First half of 2004	First half of 2003
EBIT	80	-39
EBITDA[1]	262	221
Net sales	3,283	3,247

1)	EBITDA: Operating results (EBIT) plus amortization and depreciation

The LANXESS Group will be conducting its activities through a total of 17 business units operating worldwide. The fact that the business units will be operationally independent entities makes it possible to target and take into account the different markets and the key factors contributing to the success of the business units in the further development of the business. Plans are to establish group-wide programs for optimizing processes and reducing costs in order to increase the economic flexibility of all the units. In addition, the commoditized product groups (i.e., product groups with products in more mature markets) will carry out additional programs focusing on product performance, while the product groups that are more oriented towards application technology will focus on higher customer yield. Overall, the implementation of performance programs to improve competitiveness in the short term has priority. To this end, restructuring programs will be developed for individual businesses with structural weaknesses. The objective is to achieve efficient cost structures and a consistent focus of the product portfolio.

The LANXESS Group will review all the business units on a continuous basis to assess their earnings potential. Opportunities for growth are being pursued in those business units and segments by targeting acquisitions that allow for an above-average success due to their competitive position and corresponding market dynamics. LANXESS AG’s Board of Management intends to expand these business units in a targeted manner. From a regional perspective, Asia and, in particular, China will take on particular significance. The development opportunities for the individual businesses will be examined intensely in order to be able to implement appropriate measures in a targeted manner. In addition, it is anticipated that advantage will be taken of any attractive market opportunities in niche businesses. Should LANXESS AG’s Board of Management come to the conclusion that the business units do not have sufficient development potential or return potential in the medium-term, it will scrutinize the possibility of entering into partnerships or making adjustments to its portfolio.

The LANXESS Group’s range of products and services will comprise a broad range of polymers, basic, specialty and fine chemicals that will be produced at sites throughout the world. The following table presents an overview of the range of products and services offered:

Range of Products and Services of the Future LANXESS Group
Basic, Specialty and Fine Chemicals and Polymers
Basic chemicals

Active ingredients and intermediates for the pharmaceuticals and crop protection industries

Material protection products

Additives for the leather, textile and paper industries

Ion exchangers, particularly for water treatment

Inorganic pigments for coloring concrete parts and coatings

Dyes, inorganic and organic pigments for dyeing plastics

Synthetic additives such as flame retardants and plasticizers

Solid rubber and rubber chemicals for the rubber and tire industries

Plastics for electrical equipment, furniture, sports and leisure equipment, and automotive construction

Synthetic elastic fibers for fashion apparel, nylon threads for technical applications

The most important raw materials for the LANXESS Group’s production activities are styrene, butadiene, cyclohexane, acrylonitrile, isobutylene, raffinate 1, aniline, ethylene, benzene, polytetrahydrofuran and scrap iron. These raw materials are purchased from a large number of different external companies, in part pursuant to long-term contracts. Other raw materials include formaldehyde and inorganic chemicals such as chlorine, caustic soda, hydrogen and ammonia. Chlorine, caustic soda, hydrogen and formaldehyde used in the factories of the Niederrhein region in Germany will continue to be purchased from companies of the remaining Bayer Group even after the spin-off takes effect (see Chapter IX on the relationship between the Bayer Group and the LANXESS Group after the spin-off). Prices of petrochemical raw materials are exposed to strong cyclical volatility, which arises, among other things, from crude oil prices. The same is true for the prices of inorganic chemicals, which in the case of chlorine and caustic soda are tied, among other things, to electricity prices, and for example, in the case of ammonia and formaldehyde, to natural gas prices.

The LANXESS Group’s decentralized research and development activities will focus on the special requirements of the individual business units and the needs of their customers. Business units involving a high percentage of commodities (products on highly mature markets), such as Basic Chemicals, will continue to concentrate on consistently improving production facilities and processes (process optimization). Other business units, such as Material Protection Products, Semi-Crystalline Products or Leather, will be concentrating their research and development activities on optimizing their products and the quality thereof, as well as developing new products targeted to meet the requirements of the market and the special needs of customers. The business units can rely on state-of-the-art technology and comprehensive know-how in application technologies to support their research and development activities. The future LANXESS Group will have research and development facilities throughout the world, with main locations in Leverkusen, Dormagen, Krefeld-Uerdingen (Germany) and Sarnia (Canada).

b)	Performance Chemicals

The Performance Chemicals segment comprises the business units Material Protection Products, Functional Chemicals, Leather, Textile Processing Chemicals, Paper, Rhein Chemie, Rubber Chemicals and Ion Exchange Resins. In 2003, this segment reported sales in the amount of €1,877. A categorization of the business units of this segment according to their sales in 2003 can be illustrated as follows:

•	Sales < €200 million

—	Material Protection Products

—	Ion Exchange Resins

—	Textile Processing Chemicals

•	Sales between €200 million and €500 million

—	Functional Chemicals

—	Rhein Chemie

—	Leather

—	Paper

—	Rubber Chemicals

•	Sales > €500 million

—	No business unit of this segment falls into this sales category

(1)	Material Protection Products

The Material Protection Products business unit offers a broad range of industrial biocides and material protection agents for applications in the areas of wood protection, disinfection, cosmetics, industrial preservatives and corrosion protection.

The most important product line of this unit is Preventol®, a range of chemicals used as bactericides, fungicides, insecticides or corrosion inhibitors for wood preservation, as industrial, hospital and household disinfectants, and in animal hygiene. Other brand-name products are Solbrol® (preservatives for cosmetics), Velcorin® (cold sterilization for beverages containing fruit juice) and Tektamer®, Metasol® and Biochek®. The main production plants are located in Leverkusen, Krefeld-Uerdingen and Dormagen (Germany). There are also local production and formulation plants, especially outside Europe.

The business unit procures raw materials and products that serve as raw materials from a variety of companies. Some of the important active ingredients (wood protection) are procured from Bayer CropScience. The business unit’s primary competitors are Rohm & Haas, Arch Chemicals, Lonza and Dow Chemical.

(2)	Functional Chemicals

The Functional Chemicals business unit markets an extensive range of plastics additives (including plasticizers, blowing agents and emulsifiers), phosphorous and specialty chemicals (flame retardants, water chemicals, synthesis chemicals), and organic and inorganic colorants, i.e., dyes and pigments for plastics and coatings, inkjet printing, and specialty pigmentation, i.e., of crop protection agents. The products are used in the areas of polymer processing, office communication equipment, optical data storage and water treatment, but also as flame retardants or chemical synthesis.

The business unit’s key products include Baypure® (water conditioning), hydrazine hydrate (Levoxin®) for corrosion control in closed steam generation and heating systems and as a raw material for the production of blowing agents, pharmaceutical preparations and crop protection agents, azodicarbonamide (blowing agent for polymers: Porofor®, Genitron®, Ficel®), phosphorous chloride (preliminary stage i.e., for phospho-organic esters/flame retardants), Macrolex® (organic dyes for plastics), Mesamoll®, Adimoll®, Ultramoll®, Unimoll® specialty plasticizers for polymer processing), Mersolat® (emulsifying agents for the polymer production and additives for spin-oil preparations), Triacetin (special esters for cigarette filters), and Levanyl® and Levanox® (organic and inorganic pigment preparations primarily for coatings and paints).

The business unit has production sites in Leverkusen, Krefeld-Uerdingen (Germany), Mexico and the U.S. The business unit’s main competitors are BASF, Crompton, Great Lakes Chemicals, Ciba Speciality Chemicals, Clariant and Sun Chemicals.

(3)	Leather

The Leather business unit is one of the most important providers of system solutions for the leather industry. It develops, produces and markets a number of products for leather manufacturing, including inorganic and synthetic tanning agents, preservatives and fat liquoring agents, dyes, and tanning and finishing auxiliaries, and provides on-site application technology support. The business unit’s range of products is further expanded through co-operations with Rohm & Haas and Seta S/A.

The business unit’s products include tanning Baymol®, Cismollan®), mineral tanning and re-tanning agents (Baychrom®, Blancorol®, Chromosal®), synthetic/organic tanning and re-tanning agents (Tanigan®, Retingan®, Leukotan®), colorants (Baygenal®, Levaderm®, Baycolor®), finishing binders (Primal®), PU dispersions (Bayderm®, Aquaderm®), finishing auxiliaries (Baysin®, Primal®, Euderm®), solvent-based top finishes (Isoderm®) and special processes (Baygen®, Levacast®). The business unit has production sites in Germany, Italy, South Africa, Argentina, China and India.

The business unit’s main competitors include BASF, Clariant, TFL and Stahl.

(4)	Textile Processing Chemicals

The Textile Processing Chemicals business unit is a major provider in the field of textiles and textile processing chemicals. The business unit’s primary focus is on the area of textile pretreatment, dyeing auxiliaries, finishing and textile printing. In addition to standard products, the business unit offers, particularly in Europe and North America, a number of specialty products for sophisticated applications such as flame-resistant textiles or in carpet printing. The business unit offers brand-name products that include Diadavin®, Tanaterge®, Baylase® and Tannex® in the area of pretreatment, and Astragal®, Levegal®, Tanapal® and Tanede® in the area of dyeing auxiliaries. Brand-name products in finishing and textile printing are Eulan®, Synthappret® Acramin®, Tanaprint® , Cellolube® and Blue-J®. The business unit’s main competitors are BASF, Clariant, Ciba Speciality Chemicals and CHT Beitlich.

(5)	Paper

The Paper business unit develops, produces and markets a comprehensive range of products for the paper industry. Products include primarily liquid dyes for coloring paper, cardboard (packaging material) and specialty papers (Levacell®/Pontamine®, Astra™/Verona® Basic), organic pigments (Halopont®, Levanyl®, Ponolith®, Ponolith® Supra), a broad range of fluorescent whitening agents (Blankophor®), process chemicals such as retention aids, fixation agents (Retaminol®, Levogen®, Mesitol®), functional chemicals such as sizing agents and strength agents (Baysize™, Baystrength™, Nadavin®, Parez®, Paramel®) and products for the manufacture of microcapsules for carbonless copying paper (Baymicron®). Production sites are located in Leverkusen (Germany) and in the U.S. The business unit’s main competitors are BASF, Nalco, Kemira, Ciba Speciality Chemicals, Clariant and Hercules.

(6)	Rhein Chemie

The Rhein Chemie business unit is a cross-industry manufacturer of custom-made formulations and specialty chemicals for the rubber, lubricant, polyurethane and plastics industries, as well as pigment pastes and coatings, and offers its customers worldwide support in application technology.

The most important products of the Rhein Chemie business unit’ include additives for the rubber industry (Rhenogran®, Rhenoslab®, Aktiplast®, Aflux®, Rhenosin®, Rhenopren®, Urepan®, Rhenoblend®, Rhenodiv®, Rhenofit®, Rhenocure®, Antilux®), additives for the lubricant industry (Additin® RC), additives for the polyurethane and plastics industry (RC-PUR®, Stabaxol®) and color pastes, coatings and pigment preparations (Isopur®, Isoperol®, Isocolor, Isopal, Isothan®, Isoversal). The business unit operates production sites in Mannheim, Kürten (Germany), the U.S., China and Japan. The automobile supplier industry is the major purchaser of the products. The main competitors are Lubrizol, Raschig, Schill+Seilacher and Air Products.

(7)	Rubber Chemicals

The Rubber Chemicals business unit is one of the world’s largest manufacturers and providers of rubber chemicals. Rubber chemicals enable and facilitate the mixing and processing of elastomers, blends or their rubber compounds, and help to achieve certain characteristics of the elastomers or finished rubber or latex products, i.e., by vulcanization, and/or to protect an end product against undesirable alteration of its physical properties or degradation, i.e., oxidation, under their use conditions.

The business unit’s most important products include antioxidants (Vulkanox®), accelerators (Vulkacit®), and specialty chemicals, such as Vulkalent®. The products are used particularly in the tire industry and by manufacturers of technical rubber goods. Rubber Chemicals has production sites in Germany, Belgium, the U.S., India and South Africa. Major competitors of the business unit are Flexsys and Crompton.

(8)	Ion Exchange Resins

The Ion Exchange Resins business unit has production sites in Bitterfeld, Leverkusen (Germany) and Birmingham, New Jersey (U.S.) and is one of the world’s largest providers of ion exchange resins, absorbers and functional polymers, which are used in particular for the treatment of water, purification of glucose and starch solutions, chemicals catalysis and treatment of chemical process streams. The products are sold worldwide under the brand name Lewatit® and Ionac®.

The Ion Exchange Resins business unit’s primary competitors are Rohm & Haas, Purolite, Dow Chemicals and Mitsubishi Chemical.

c)	Chemical Intermediates

The Chemical Intermediates segment consists of the Basic Chemicals, Fine Chemicals and Inorganic Pigments business units. In 2003, this segment reported sales in the amount of €1,421. A categorization of the business units of this segment according to their sales in 2003 can be illustrated as follows:

•	Sales < €200 million

—	No business unit of this segment falls into this sales category

•	Sales between €200 million and €500 million

—	Inorganic Pigments

—	Fine Chemicals

•	Sales > €500 million

—	Basic Chemicals

(1)	Basic Chemicals

The Basic Chemicals business unit is a major supplier of high-quality industrial chemicals. Noteworthy among its broad range of products are the products of the aromatic group (chlorobenzenes, chlorotoluenes, nitrotoluenes, cresols, toluidines and monoisocyanates). The business unit also produces amines, amino alcohols, benzyl products, hydrofluoric and sulfuric acids, thio products such as thionyl chloride and sulfuryl chloride, fluorine compounds, oxidation products such as phthalic anhydride and maleic anhydride, and polyols such as trimethylol propane and hexanediol. Companies of the future Bayer Group are also important customers. A group of production plants provides the basis for the production of aromatic compounds for chlorination, nitration, hydrogenation and phosphogenation and isomer separation, which enables the business unit to offer a broad spectrum of products. Production plants are located in Brunsbüttel, Dormagen, Leverkusen, Krefeld-Uerdingen and in the U.S. Essential raw materials required by the business unit are benzene, toluene, chlorine, butane, sulfur, nitric acid, fluorite, adipic acid and butyraldehyde. Due to its broad product portfolio, the business unit competes with several different competitors.

(2)	Fine Chemicals

The Fine Chemicals business unit produces and markets numerous products that are used as raw materials as well as intermediate products for crop protection agents and pharmaceutical active ingredients, and other high-quality fine chemicals (i.e., vitamin precursors, raw materials for cosmetics and the electronics industry, and photochemicals) and offers related services in the form of custom manufacturing. Companies of the future Bayer Group are also important customers of the business unit.

The Fine Chemicals Business Unit operates technological and multi-purpose plants for production mostly according to conventional methods (i.e., chlorination, nitration, hydrogenation and phosphogenation, ammonoxidization) in Leverkusen and Dormagen. The multi-purpose plants and the ZeTO® (Central Organics Pilot Plant) in Leverkusen and the joint venture Novochem SA, Spain, employ modern processes (cryogenic chemistry, organometallic reactions, asymmetric syntheses and racemate separation using SMB chromatography, fluorination etc.). The main competitors of the Fine Chemicals business unit are DSM, Lonza, Degussa and Rhodia.

(3)	Inorganic Pigments

The Inorganic Pigments business unit is one of the world’s leading manufacturers of iron oxide pigments with a broad range of products. The preferred areas of application include the coloring of construction materials (i.e., of concrete and roof tiles), paint and coatings, plastics and several specialty applications. The most important products are the iron oxide pigments Bayferrox®, Bayoxide®, Bayscape®, Colortherm® and chrome oxide pigments. A “world scale” plant is operated in Krefeld-Uerdingen (Germany), and additional production sites exist throughout the world. The business unit competes on the market for iron oxide pigments, in particular with Elementis, Rockwood Specialties Group and various Chinese producers.

d)	Engineering Plastics

The Engineering Plastics segment comprises the Semi-Crystalline Products, Styrenic Resins and Fibers business units. In 2003, this segment reported sales of €1,590 million. The business units of this segment may be categorized as follows according to their sales in 2003:

•	Sales < €200 million

—	Fibers

•	Sales between €200 million and €500 million

—	No business unit of this segment falls into this sales category

•	Sales > €500 million

—	Semi-Crystalline Products

—	Styrenic Resins

(1)	Semi-Crystalline Products

The Semi-Crystalline Products business unit has two product lines of high-quality plastics: Durethan® and Pocan®, which are used in the automotive industry, electrical engineering and electronics, and the construction sector. The business unit also produces its own raw materials for these plastics: cyclohexanol, cyclohexanone, caprolactam, adipic acids and glass fibers. Production sites are located in Krefeld-Uerdingen, Hamm-Uentrop (Germany), Belgium, Italy and the U.S. The business unit’s most important raw material by far is cyclohexane. The business unit competes in particular with DuPont, BASF, UBE Industries and DSM. The Semi-Crystalline Products business unit has a joint venture with DuPont for the production of polybutylene terephtalate (PBT) in Hamm-Uentrop.

(2)	Styrenic Resins

The Styrenic Resins business unit is one of the world’s largest providers of ABS, SAN and PA-ABS plastics. The most important products of this business unit include the ABS grades Novodur®, Lustran® and Absolac®, the SAN grades Lustran® and Absolan®, PA-ABS blends under the brand name Triax®, which open up new fields of application particularly with respect to automotive body construction, and ASA and AES polymers under the brand name Centrex®. The business unit has production sites in Germany, Spain, Thailand, India, the U.S. and Brazil.

Because the products cover such a broad range of applications, Styrenic Resins’ customers come from a variety of industries, such as the automotive industry, the electronics industry, the sports and leisure industry, the household goods, the cosmetics and the medical engineering industries.

The business unit’s primary raw material is styrene, the supply of which is secured by long-term supply agreements. The business unit’s primary competitors are BASF, LG Chem, Chi Mei, Dow Chemical and GE Plastics.

(3)	Fibers

The Fibers business unit produces and markets high-quality brand-name fibers for nearly all textile industries, and offers polyamide-based monofilaments for technical applications. The business unit’s most important products include the elastic fiber Dorlastan® for the clothing industry, sanitary goods and technical wovens, as well as polyamide monofilaments such as Perlon® , Atlas® and Bayco® for use in nonwovens for paper machines, fishing lines and the manufacture of cables and ropes. Fibers has production sites in Dormagen and the U.S. The business unit’s main competitors in the area of textile fibers are Invista and several companies in Asia such as Hyosung and Asahi, and in the area of monofilaments, Teijin, EMS-GRIVORY and Hahl Filaments.

e)	Performance Rubber

The Performance Rubber segment comprises the Butyl Rubber, Polybutadiene Rubber and Technical Rubber Products business units. In 2003, this segment reported sales of €1,350 million. A categorization of the business units of this segment according to their sales in 2003 can be illustrated as follows:

•	Sales < €200 million

—	No business unit of this segment falls into this sales category

•	Sales between €200 million and €500 million

—	Butyl Rubber

—	Polybutadiene Rubber

—	Technical Rubber Products

•	Sales > €500 million

—	No business unit of this segment falls into this sales category

(1)	Butyl Rubber

The business unit produces high-quality rubber products for the tire and rubber industries. Butyl rubber is impermeable to air. The butyl rubber business unit builds on this property, producing and marketing butyl rubber, bromobutyl rubber and chlorobutyl rubber, which are manufactured at plants in Canada and Belgium. Bromobutyl and chlorobutyl rubbers are used in tubeless tires for cars, trucks and aircraft. Special applications include pharmaceuticals packaging and protective apparel. Butyl rubbers are found for example in bicycle inner tubes, truck inner tubes and balls. An interesting niche application continues to be the chewing gum market. The business unit’s customers include world-renowned tire manufacturers and producers of technical rubber goods and pharmaceuticals packaging. The business unit’s main competitor is ExxonMobil Chemical; other important competitors are Japan Synthetic Rubber, Yan Hua and Russian companies.

(2)	Polybutadiene Rubber

The Polybutadiene Rubber business unit supplies the general-purpose rubber grades BR (butadiene rubber) and S-SBR (solution styrene butadiene rubber). The various synthetic rubbers are sold under the brand names Buna® and Taktene® and are primarily used in tire components and plastics modification (HIPS — high-impact polystyrene). They also find application in technical rubber goods, electronics and golf balls. In addition to neodymium and cobalt-catalyzed grades, the portfolio of products also includes polybutadiene manufactured by lithium catalysis. The business unit has production sites in Dormagen (Germany), France and the U.S. The business unit’s primary raw material is butadiene. Some tire manufacturers manufacture their own polybutadiene rubber. Main competitors are Firestone, Goodyear, Dow Chemicals, Polimeri Europa, JSR, Ube, Korea Kumho and Nippon Zeon.

(3)	Technical Rubber Products

The Technical Rubber Products business unit is one of the world’s most important suppliers of specialty elastomers for the rubber processing industry. The business unit’s products are processed into technical rubber goods and tires, and are also used as modifiers for plastics and adhesive raw materials. In this regard, abrasion and heat resistance play an especially important role as well as the resistance of specialty elastomers against aggressive environmental influences.

The business unit’s key products are polychloroprene solid rubber and latices (CR/Baypren®), ethylene propylene rubber (EP(D)M/Buna® EP)), nitrile rubber (NBR/Krynac® , Perbunan®), hydrogenated nitrile rubber (HNBR/Therban®), ethylene vinyl acetate rubber (EPM/Levapren®, Levamelt®) and styrene butadiene rubbers (E-SBR/Krylene®). Production sites exist in several locations in Germany, France, the U.S. and Canada. The business unit’s broad range of products is tailored among other things to applications in the automotive, construction, electronics and construction engineering industries as well as industrial plants, oil exploration, aviation and household goods. The business unit’s main competitors are Nippon Zeon, Polimeri Europa, DuPont Dow Elastomers and DSM.

V.	Legal Structure and Net Worth of the Bayer Group and the LANXESS Group After the Spin-Off

The following provides a more detailed explanation of the effects that the spin-off of the LANXESS Subgroup will have on the legal structure of the Bayer Group and the net worth of Bayer AG and the Bayer Group, as well as the legal structure of the LANXESS Group and the net worth of LANXESS AG and the LANXESS Group.

1.	Legal Structure of Bayer AG and the Bayer Group After the Spin-Off

Even after the spin-off, the Bayer Group will retain its holding company structure. Bayer AG will continue to head the Bayer Group as a management holding company. In the future, Bayer AG will wholly own the management companies of only three subgroups — Bayer HealthCare, Bayer CropScience and Bayer MaterialScience. Bayer AG’s shareholdings in the service companies Bayer Business Services GmbH, Bayer Technology Services GmbH and Bayer Industry Services GmbH & Co. OHG will remain unchanged, Bayer AG having held only a 60-percent interest in Bayer Industry Services GmbH & Co. OHG since the formation of the LANXESS Subgroup. Furthermore, Bayer AG’s other domestic and foreign shareholdings will not be affected, with the exception of its interest in LANXESS GmbH and the shareholdings of LANXESS GmbH, which will be separated from the Bayer Group pursuant to the spin-off.

The composition of the Board of Management of Bayer AG, the responsibilities of its members and their terms of office will remain unchanged as a result of the spin-off. Mr. Werner Wenning will continue to act as Chairman of the Board of Management (Chief Executive Officer). The other positions on the Board of Management will continue to be held by Mr. Klaus Kühn (Chief

Financial Officer), Dr. Richard Pott (Strategy & Human Resources, also Human Resources and Labor Director) and Dr. Udo Oels (Innovation, Technology & Environment).

The spin-off of the LANXESS Subgroup will not have any effect on the continued existence and structure of Bayer AG’s Supervisory Board or on the terms of office of its members. Bayer AG will continue to have a co-determined Supervisory Board (i.e., a Supervisory Board with equal stockholder and employee representation) in accordance with the provisions of the German Co-Determination Act of 1976 (Mitbestimmungsgesetz 1976) with 20 members (ten stockholder representatives and ten employee representatives).

Bayer AG’s share ownership structure will not change directly as a result of the spin-off of the LANXESS Subgroup. Prior to the point in time the spin-off takes effect, Bayer AG will not, either itself or through affiliated companies, buy back any own shares, since it would not receive any LANXESS shares in return for such shares.

Bayer AG’s capital stock will remain unchanged. It is not necessary to reduce the company’s capital stock pursuant to Section 145 UmwG in conjunction with Sections 229 et seq. of the German Stock Corporation Act (Aktiengesetz, or “AktG”) in order to implement the spin-off.

2.	Net Worth of Bayer AG and the Bayer Group After the Spin-Off

The spin-off will affect both the stockholders’ equity and the debt capital of Bayer AG and the Bayer Group. These effects of the spin-off are discussed in more detail in Chapter VI.1.

3.	Legal Structure of LANXESS AG and the LANXESS Group After the Spin-Off

a)	Group structure

Once the spin-off takes effect, Bayer AG will no longer hold any shares in LANXESS GmbH and LANXESS AG; instead, all shares in LANXESS AG will be held by Bayer AG stockholders. In turn, LANXESS AG will hold all shares in LANXESS GmbH, which conducts the chemicals and polymer business operations and holds domestic and foreign shareholdings (see Annex 2 to this Joint Spin-Off Report in relation to the shareholdings to be directly and indirectly spun off). Thus, once the spin-off takes effect, a holding structure with LANXESS AG as the parent company will be put in place. LANXESS AG’s Board of Management intends to conclude a domination and profit and loss agreement, with LANXESS GmbH as the controlled company and LANXESS AG as the dominating company.

The foreign business of the LANXESS Group will be conducted by foreign companies in over 20 countries. All of these foreign companies will be either directly or indirectly owned by LANXESS GmbH.

b)	LANXESS AG’s Articles of Association

Once the spin-off of the LANXESS Subgroup takes effect, LANXESS AG will adopt new Articles of Association (Satzung). However, the provisions in the current Articles of Association governing the Supervisory Board (Supervisory Board with three members, not co-determined) will continue to apply for a short transitional period, for the following reasons. Once the spin-off takes effect, LANXESS AG will be subject to co-determination. The Board of Management must therefore carry out so-called “status proceedings” (Statusverfahren) in accordance with Sections 97 et seq. AktG. However, a co-determined Supervisory Board cannot be formed until the status proceedings are completed. The transitional period between the date the spin-off takes effect and completion of the status proceedings is expected to last between one month and six weeks.

The version of LANXESS AG’s Articles of Association that will apply once the spin-off of the LANXESS Subgroup takes effect and the status proceedings is completed is attached as an appendix to the Spin-Off and Acquisition Agreement. This version of the Articles of Association provides for the creation of authorized capital, particularly for the purpose of servicing the convertible bond, and includes the future co-determination rules.

(1)	General Provisions

Sections 1 through 3 of the Articles of Association govern general issues such as the company name, its registered office, corporate purpose, fiscal year, notices and place of jurisdiction. These sections contain standard formulations. The company’s corporate purpose is manufacturing, distribution, and other industrial activities and the provision of services in the chemical and polymer fields. LANXESS AG may establish, acquire and take participating interests in other companies. In this respect, LANXESS AG may bring companies in which it holds a participating interest under its uniform control or confine itself to the administration thereof. In addition, LANXESS AG may transfer its operations either in whole or in part to affiliated companies.

(2)	Share Capital and Shares

Sections 4 and 5 of the Articles of Association contain terms relating to the company’s capital stock, its shares and share certificates. The company’s capital stock amounts to €73,034,192 and is divided into 73,034,192 bearer shares (no-par shares).

On September 15, 2004, LANXESS AG’s stockholders’ meeting resolved to create authorized capital and to insert a new Section 4 (2) in the Articles of Association to that effect. In addition, the stockholders’ meeting authorized the Board of Management, subject to the Supervisory Board’s approval, to increase the company’s capital stock by a total of up to €36,517,096 in one or more issuances of new no-par bearer shares against contributions in cash or in kind until August 30, 2009. In the event of such a capital increase, stockholders are generally entitled to exercise subscription rights. However, the Board of Management is authorized, subject to the Supervisory Board’s approval, to exclude stockholders’ subscription rights in certain cases. In particular, the Board of Management is authorized to exclude subscription rights in order to avoid fractional (residual) amounts, to grant subscription rights to holders of warrants or convertible bonds issued by the company or its subsidiaries, and in the event of capital increases against contribution in kind for the purpose of acquiring companies, company assets or participating interests in companies. In the case of capital increases against cash contributions, the Board of Management is authorized to exclude subscription rights with respect to no more than 10 percent of the capital stock available at the time of the resolution regarding the first use of the authorized capital, provided that the issue price of the new shares is not substantially lower than the market price of the shares already listed. Furthermore, the Board of Management may further exclude subscription rights, with the Supervisory Board’s approval, in the case of an exercise of conversion rights or upon performance of the company’s conversion obligation in connection with the convertible bond in the nominal amount of €200,000,000, which issuance was authorized by a resolution of the stockholders’ meeting of September 15, 2004, to the extent necessary to be able to grant those holders new no-par shares. This authority will, among other things, enable LANXESS AG to service the conversion rights or conversion obligations under the convertible bonds described in Section 18.2 of the draft Spin-Off and Acquisition Agreement. The above resolution adopted by the stockholders’ meeting directed the Board of Management to apply to have the authorized capital entered in the commercial register immediately following the registration therein of the capital increase that is to be implemented in order to issue shares to Bayer AG stockholders in connection with the spin-off of the LANXESS Subgroup.

Section 5 of the Articles of Association contains a standard provision that precludes stockholders from demanding individual certificates for their shares. The issuance of share certificates and all related details are left to the discretion of the Board of Management. It is currently planned to record all LANXESS AG shares in a global certificate.

(3)	Governing Bodies

Sections 6 through 17 of the Articles of Association relate to the Board of Management, the Supervisory Board and the stockholders’ meeting of the company. These provisions contain terms that are standard for German public companies.

The Articles of Association of LANXESS AG do not contain a list of transactions for which the Board of Management must obtain the Supervisory Board’s consent. The Supervisory Board is likely to include such a list in its rules of procedure.

The rules on remuneration of the Supervisory Board only provide for a fixed compensation and thus deviate from the recommendations of the German Corporate Governance Code. The stockholders’ meeting will be responsible for determining an appropriate and adequate success-based remuneration.

(4)	Annual Financial Statements, Distribution of Balance Sheet Profit

Sections 18 and 19 of the Articles of Association contain the usual terms relating to the annual financial statements and distribution of the balance sheet profit. LANXESS AG will prepare its annual financial statements in accordance with the German accounting provisions contained in the German Commercial Code (Handelsgesetzbuch, or “HGB”). The consolidated financial statements will be prepared according to the International Financial Reporting Standards.

c)	Board of Management of LANXESS AG

LANXESS AG’s Board of Management currently consists of four members who were appointed by LANXESS AG’s Supervisory Board on September 2, 2004 with a term of office of three years. These Board of Management members shall also remain in office after the spin-off takes effect. The following table provides a summary of their activities to date and the areas for which they will be responsible in the future.

Name	Age	Work to date	Intended responsibilities
Dr. Axel Claus Heitmann	44	Member of the Executive Committee of Bayer MaterialScience AG and Head of the Asia/Pacific Region	Chief Executive Officer,

		Head of the Rubber business group of Bayer AG	Board Office, Corporate Development, Corporate Communications
		Chief Executive Officer of Wolff Walsrode AG

Dr. Ulrich Koemm	53	Chief Executive Officer of Bayer Chemicals AG	Chemical Intermediates, Engineering Plastics, Performance Rubber,

		Head of the Coating Materials, Colorants and Specialty Products business group of Bayer AG	Technical Services, Logistics/Supply Chain, Procurement
		Head of the Inorganic Products business group of Bayer AG

Dr. Martin Wienkenhöver	47	Member of the Board of Management of Bayer Chemicals AG, responsible for Technology, R & D, Business Services	Labor Director (Arbeitsdirektor), Performance Chemicals,

		Head of the Chemicals business group of Bayer AG	Regions,

		Head of the Reactive Dyes business group of DyStar Textilfarben GmbH	Human Resources, Information Technology, Industrial & Environmental Affairs

Matthias Zachert	36	Chief Financial Officer of Kamps AG Head of the Finance Department Region International of Aventis Pharma	Treasury, Tax, Corporate Controlling, Accounting, Investor Relations, Mergers & Acquisitions, Law and Intellectual Property

		Responsible for integrating the finance departments of Hoechst Marion Roussel and Rhone-Poulenc Rorer in connection with the Aventis Pharma merger

d)	Supervisory Board of LANXESS AG

LANXESS AG does not currently have any employees. Its Supervisory Board is not co-determined and consists of three members who were elected by the sole stockholder, Bayer AG.

After the spin-off of the LANXESS Subgroup takes effect, LANXESS AG will establish a Supervisory Board, which is equally co-determined in accordance with the provisions of the Co-Determination Act of 1976. To this end, LANXESS AG’s Board of Management will conduct so-called “status proceedings” (Statusverfahren) as described in Sections 97 et seq. AktG. The newly constituted Supervisory Board is expected to consist of 16 members, of which eight will represent stockholders and eight will represent employees. Before the spin-off of the LANXESS Subgroup takes effect, the eight stockholder representatives on the Supervisory Board will still be appointed by the sole stockholder, Bayer AG. Bayer AG will limit the terms of office of the members it appoints such that they will expire at adjournment of the first annual stockholders’ meeting of LANXESS AG after the spin-off takes effect, thereby enabling the future stockholders of LANXESS AG to elect new stockholder representatives. The employee representatives on the Supervisory Board will be court appointed. It is still uncertain who will be appointed to the new Supervisory Board of LANXESS AG.

e)	LANXESS AG’s Stock Participation Programs

LANXESS AG’s Board of Management will review the possibility of establishing a stock option program or an employee stock participation program for the benefit of LANXESS Group employees.

f)	Authorization to Purchase Own Shares

Prior to the spin-off taking effect, it is intended that the stockholders’ meeting of LANXESS AG will authorize the Board of Management, subject to the condition precedent that the capital increase resolved upon on the same day is filed with the commercial register, to purchase LANXESS AG shares valued at up to 10 percent of the company’s capital stock within a period of 18 months from the date of the resolution approving the capital increase. The shares may only be purchased on the stock exchange. In this regard, the purchase price paid by the company (excluding incidental acquisition costs) may not deviate by more than 10 percent from the stock market price for the shares of the company on the stock exchange in Frankfurt am Main, as determined during the opening auction in the Xetra trading system (or a similar successor system) on the relevant trading day.

The Board of Management may exercise this authority either in full in a single transaction or over the course of several transactions. Shares may be purchased for any lawful purpose. In the event that shares are purchased for any one of the following purposes, stockholders’ subscription rights shall be excluded in the event of a resale or any other transfer of the LANXESS AG shares. Specifically, the following authorization is envisaged:

(1)	The Board of Management is authorized to sell LANXESS AG shares purchased on the basis of this authorization to all stockholders other than via the stock exchange or pursuant to a share offering. However, this is on the condition that the sale be against cash payment and the price not be substantially less than the stock market price of the company’s shares at the time of the sale. For the purpose of the foregoing sentence, the applicable stock market price shall be the arithmetic mean of the company’s share price on the Frankfurt Stock Exchange over the five trading days prior to the sale, as determined by the closing auctions in the Xetra trading system (or a similar successor system) on those five trading days. This authorization is altogether limited to 10 percent of the capital stock. This 10 percent limit will be reduced by the percentage of capital stock attributable to shares that are issued while this authorization is in force and pursuant to a capital increase that excludes subscription rights in accordance with Section 186 (3) sentence 4 AktG. The 10 percent limit will also be reduced by the percentage of capital stock attributable to shares that are issued to service warrant-linked bonds or convertible bonds, where such bonds are issued while this authorization is in force and to the exclusion of subscription rights based on the analogous application of Section 186 (3) sentence 4 AktG.

(2)	The Board of Management is authorized to transfer LANXESS AG shares purchased on the basis of this authorization to third parties, if for the purpose of acquiring companies, company assets or participating interests in companies, or for the purpose of implementing mergers.

(3)	The Board of Management is authorized to offer and transfer LANXESS AG shares purchased on the basis of this authorization to executives and employees of the company and of subordinate affiliated companies pursuant to stock option programs.

The stockholders’ meeting has further authorized the Board of Management to redeem LANXESS AG shares purchased on the basis of this authorization without requiring any further resolution of the stockholders’ meeting. The Board of Management may only exercise the authority described in paragraphs (1) and (2) above with the consent of the Supervisory Board. Moreover, the Supervisory Board may decide that the Board of Management must obtain the Supervisory Board’s consent regarding measures intended to be taken on the basis of resolutions adopted at stockholders’ meetings concerning share buy backs.

The authorization to acquire LANXESS AG shares will be a general authorization. LANXESS AG’s Board of Management will have to decide whether and on what conditions this authority should be exercised.

4.	Net Worth of LANXESS AG and the LANXESS Group After the Spin-Off

The spin-off will affect the net worth of both LANXESS AG and the future LANXESS Group. The relevant effects on the balance sheet are discussed in Chapter VI.1.

In connection with the formation of the LANXESS Subgroup, financial debt was concentrated in LANXESS AG or LANXESS GmbH to the extent possible and economically practicable. It is intended that the LANXESS Group will refinance itself after the spin-off takes effect, in particular by means of a syndicated credit line, to enable it to redeem the financial liabilities toward the Bayer Group that were assigned to the LANXESS Subgroup upon its formation. The syndicated credit line is expected to consist of a short-term and a long-term tranche to total between €1.0 billion and €1.5 billion. In addition, up to €200 million of financing capacity is expected to be created by way of an asset-backed commercial paper program. The loan terms and conditions will be set during the fourth quarter of 2004. In countries with heavily regulated capital markets such as China, the LANXESS Group will also finance itself using local bank credits. A further component of the LANXESS Group’s financing is the convertible bond (see Chapter XI.1.).

The Boards of Management of both Bayer AG and LANXESS AG anticipate that, after the spin-off takes effect LANXESS AG will have a capital structure that will provide the company with a competitive starting point for its future business operations. It is expected that net indebtedness in the form of financial debt owed to the Bayer Group (including the convertible bond), bank debt, finance leases and pension provisions, less any liquid assets of the LANXESS Group will amount to €1.5 billion as of the date the spin-off takes effect, which is expected to be in January 2005. Bayer AG’s Board of Management is, in principle, seeking a capital structure for LANXESS AG with an investment grade rating. Bayer AG’s Board of Management is confident that the investment grade rating sought for the LANXESS shares will be achieved, particularly in light of the convertible bond.

VI.	Accounting and Tax Effects of the Spin-Off

1.	Accounting Effects of the Spin-Off

The following section discusses the accounting effects that the spin-off of the LANXESS Subgroup will have on the balance sheets of Bayer AG and LANXESS AG and on the consolidated balance sheets of the Bayer Group and the LANXESS Group. All financial data set forth below, with the exception of the LANXESS AG balance sheet as of June 30, 2004, were compiled by Bayer AG.

a)	Balance Sheets of Bayer AG and LANXESS AG

The balance sheets of Bayer AG and LANXESS AG as of June 30, 2004, 2400 hours depict the condition of these two companies before the LANXESS Subgroup spin-off entered into effect.

The pro forma balance sheets as of July 1, 2004, 0000 hours depict the condition of the companies after the spin-off takes effect. In preparing these balance sheets, underlying pro forma assumptions were made that the spin-off of the LANXESS Subgroup had taken economic effect retroactively as of July 1, 2004 and that all steps for combining the chemicals and polymers activities into the LANXESS Subgroup had been completed on or before that date. The agreement for the sale of real property (see Chapter II.5.e), which has not yet been executed and consummated, and the issuance of the convertible bond approved by the LANXESS AG stockholders’ meeting on September 15, 2004 were not taken into consideration (see Chapter XI.1.).

All balance sheets of Bayer AG and LANXESS AG presented herein were prepared in accordance with the accounting principles of the German Commercial Code (Handelsgesetzbuch). The balance sheet of Bayer AG as of June 30, 2004 was audited by PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen, and was certified with an unqualified auditor’s opinion. The other balance sheets were neither audited by an auditor nor subject to a critical review (prüferische Durchsicht).

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	Bayer AG	Bayer AG	Lanxess AG	Lanxess AG
	(before Lanxess AG	(after Lanxess AG	(before spin-off	(after spin-off
	spin-off)	spin-off)	from Bayer AG)	from Bayer AG)
	Jun 30, 2004	Jul 1, 2004	Jun 30, 2004	Jul 1, 2004
All figures in €	2400 hours	0000 hours	2400 hours	0000 hours
ASSETS

Non-current Assets
Intangible Assets
Acquired concessions, industrial property rights, similar rights and assets, and licenses thereunder	300,236.00	300,236.00
Advance payments	1,014,056.78	1,014,056.78

	1,314,292,78	1,314,292.78

Property, Plant and Equipment
Land and buildings	492,727,916.90	492,727,916.90
Technical equipment and machinery	23,127.00	23,127.00
Furniture, fixtures and other equipment	3,001,334.00	2,990,084.00		11,250.00
Construction in progress and advance payments to vendors and subcontractors	47,274,397.92	47,274,397.92

	543,026,775.82	543,015,525.82		11,250.00

Investments
Investments in subsidiaries	15,537,545,663.30	14,798,706,942.89		738,838,720.41
Loans to subsidiaries	2,099,674,000.00	2,099,674,000.00
Equity interests in other companies	32,536,715.54	32,536,715.54
Loans to other companies in which an equity interest is held	743,511.68	743,511.68
Other loans	89,763,653.90	89,693,808.71		69,845.19

	17,760,263,544.42	17,021,354,978.82		738,908,565.60

	18,304,604,613.02	17,565,684,797.42		738,919,815.60
Current Assets
Receivables and other assets
Trade accounts receivable
— from subsidiaries	12,545,225.10	12,545,225.10
— from other companies in which an equity interest is held	367,813.98	367,813.98
— from third parties	2,151,135.15	2,151,135.15
	15,064,174.23	15,064,174.23

Receivables from subsidiaries	4,489,037,171.48	4,389,037,171.48		100,000,000.00

Other receivables and other assets
Receivables from other companies in which an equity interest is held	6,732,105.65	6,732,105.65
Miscellaneous assets	444,598,913.51	444,562,863.51	676.29	36,726.29
	451,331,019.16	451,294,969.16	676.29	36,726.29

	4,955,432,364.87	4,855,396,314.87	676.29	100,036,726.29

Other securities	189,599,372.31	189,599,372.31

Cash and cash equivalents	1,684,010,639.98	1,684,010,639.98	47,851.65	47,851.65

	6,829,042,377.16	6,729,006,327.16	48,527.94	100,084,577.94

Deferred Charges	49,509,031.96	49,509,031.96

Total Assets	25,183,156,022.14	24,344,200,156.54	48,527.94	839,004,393.54

	Bayer AG	Bayer AG	Lanxess AG	Lanxess AG
	(before Lanxess AG	(after Lanxess AG	(before spin-off	(after the spin-off
	spin-off)	spin-off)	from Bayer AG)	from Bayer AG)
	Jun 30, 2004	Jul 1, 2004	Jun 30, 2004	Jul 1, 2004
All figures in €	2400 hours	0000 hours	2400 hours	0000 hours
STOCKHOLDERS’ EQUITY AND LIABILITIES

Stockholders’ Equity
Capital stock	1,869,675,315.20	1,869,675,315.20	50,000.00	73,084,192.00
Capital reserves	2,942,486,785.67	2,942,486,785.67		763,213,707.28
Retained earnings	3,289,856,166.17	2,453,608,266.89
Loss carried forward			(1,914.34)	(1,914.34)
Loss for the year	(285,772,491.67)	(285,772,491.67)	(72.72)	(72.72)
	7,816,245,775.37	6,979,997,876.09	48,012.94	836,295,912.22

Special item with an equity component	86,078,550.72	86,078,550.72

Provisions
Provisions for pensions and other post-employment benefits	2,543,565,576.00	2,541,542,143.00		2,023,433.00
Other provisions
Provisions for taxes	199,156,486.89	199,156,486.89
Miscellaneous provisions	318,051,743.46	317,367,210.14	515.00	685,048.32
	517,208,230.35	516,523,697.03	515.00	685,048.32

	3,060,773,806.35	3,058,065,840.03	515.00	2,708,481.32
Other liabilities
Debentures	5,000,000,000.00	5,000,000,000.00
Liabilities to banks	35,201,475.35	35,201,475.35
Trade accounts payable
— to subsidiaries	50,326,005.10	50,326,005.10
— to other companies in which an equity interest is held	94,646.95	94,646.95
— to third parties	16,756,878.75	16,756,878.75
	67,177,530.80	67,177,530.80

Liabilities to subsidiaries	8,537,075,764.98	8,537,075,764.98
Miscellaneous liabilities
Liabilities to other companies in which an equity interest is held	337,091.57	337,091.57
Other miscellaneous liabilities	577,320,822.00	577,320,822.00
	577,657,913.57	577,657,913.57

	14,217,112,684.70	14,217,112,684.70

Deferred Income	2,945,205.00	2,945,205.00

Total Stockholders’ Equity and Liabilities	25,183,156,022.14	24,344,200,156.54	48,527.94	839,004,393.54

The following should be noted with respect to the above balance sheets:

The land parcels still to be acquired by LANXESS GmbH, continued to be recognized on the balance sheet of Bayer AG as of June 30, 2004 at a collective accounting value of approximately €76 million. Once the land purchase transactions are consummated, these land parcels will be removed from Bayer AG’s balance sheet and entered on LANXESS GmbH’s balance sheet at their cost of acquisition. The purchase price for the land parcels will be approximately €265 million.

The spin-off of the LANXESS Subgroup will reduce the value of Bayer AG’s plant, property, and equipment by €11,250 while the corresponding item on LANXESS AG’s balance sheet will be increased by the same amount. The changes are based on the accounting values of the furniture, fixtures and other equipment transferred by Bayer AG to LANXESS AG, comprising personal computers used at the LANXESS Corporate Center.

The changes to the balance sheet item “investments in subsidiaries” totaling €738,838,720.41 reflect Bayer AG’s transfer of its shareholding in LANXESS GmbH to LANXESS AG pursuant to the spin-off. The accounting value of the transferred shareholding is calculated from that of the foreign business previously transferred to LANXESS GmbH and that of the shares resulting from the spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG that were granted to Bayer AG.

The changes in the item “other loans” arise from the transfer to LANXESS AG of the receivables from Bayer AG’s loans to employees of the LANXESS Corporate Center.

The change in “receivables from subsidiaries” arises from the transfer of two receivables with an aggregate nominal value of €100 million from Bayer AG to LANXESS AG. The interest accrual required in respect of these two receivables give rise to the changes recognized under the item “miscellaneous assets”.

LANXESS AG’s cash holdings, which were €47,851.65 as of June 30, 2004, were increased to over €50,000 following that date but before the activation of the shelf company.

The increase in LANXESS AG stockholders’ equity was a result of the capital increase in connection with the spin-off and the increase in the company’s capital reserves. In total, the stockholders’ equity of LANXESS AG will increase by the net accounting value of the assets (in particular, the shareholding in LANXESS GmbH) that are transferred by Bayer AG to LANXESS

AG as part of the spin-off. Accordingly, Bayer AG’s stockholders’ equity will decrease by the net accounting value of the assets transferred to LANXESS AG.

The changes to the item “provisions for pensions and other post-employment benefits” reflect the pension obligations transferred by Bayer AG to LANXESS AG as well as obligations to pay early retirement benefits to employees of the LANXESS Corporate Center. As to all other existing pension commitments, these will be retained by Bayer AG.

The item “other provisions” includes changes to provisions for personnel commitments (i.e., concerning flex-time, vacation, etc.) as a result of the transfer of employment contracts.

By virtue of the convertible bond issued by LANXESS AG, its balance sheet will show a €200 million increase in cash and cash equivalents under assets and a €200 million bond debt under liabilities. The Bayer AG balance sheet, on the other hand, will show a €200 million reduction in cash and cash equivalents. At the same time, a receivable in the same amount will be recorded in Bayer AG’s balance sheet.

All described changes — with the exception of the convertible bond — will first affect the legal-entity statements of Bayer AG in the fiscal year in which the spin-off takes economic effect retroactively. The Board of Management of Bayer AG and LANXESS AG assume that the changes will be reflected for the first time in the financial statements of Bayer AG and LANXESS AG as of December 31, 2004.

Once the spin-off is registered in the commercial register for Bayer AG, the transaction will take economic effect retroactively as of the Spin-Off Economic Effective Date. As of the Spin-Off Economic Effective Date (July 1, 2004), all transactions relating to the spun-off assets will be deemed to have been carried out by Bayer AG for the account of LANXESS AG. The account balance of all income and expense items that Bayer AG booked for the account of LANXESS AG will be either debited or credited by Bayer AG following the consummation of the spin-off. One significant expense item for LANXESS AG will be the cost burden associated with support services and personnel expenses of the LANXESS Corporate Center.

b)	Balance Sheets of the Bayer Group and the LANXESS Group

The table below shows the balance sheet of the Bayer Group as of 2400 hours, June 30, 2004, and the pro forma balance sheet of the Bayer Group and the LANXESS Group as of 0000 hours, July 1, 2004. The balance sheet of the Bayer Group as of June 30, 2004 shows the group’s condition before the spin-off takes effect. The balance sheet of the Bayer Group and the LANXESS Group as of 0000 hours, July 1, 2004 constitutes pro forma information compiled solely for the purpose of this Spin-Off Report on the fictitious assumption that the spin-off of the LANXESS Subgroup had already been registered in the commercial register for Bayer AG as of July 1, 2004 and therefore had already taken effect.

The events that have occurred after June 30, 2004, i.e., the issuance of the convertible bond, the acquisition by LANXESS GmbH of an equity interest in Bayer Industry Services GmbH & Co. OHG and of real property, are not reflected under the balance sheet items. However, with respect to the targeted net indebtedness, the issuance of the convertible bond and the planned acquisition of real property were taken into consideration.

With respect to the pro forma balance sheet of the LANXESS Group as of 0000 hours, July 1, 2004, it must be noted that the balance sheet of the LANXESS Group was derived from the Combined Financial Statements as of 2400 hours on June 30, 2004 prepared for the LANXESS Subgroup. The assets and liabilities to be transferred to the LANXESS Subgroup were recognized and valued in the Combined Financial Statements in accordance with the standards issued by the International Accounting Standards Board (“IASB”), London, in effect as of the closing date of the financial statements. In their preparation, the structure of the future LANXESS Subgroup as defined for the spin-off was an underlying assumption. In preparing the Combined Financial Statements, supplementary assumptions and projections must be made that affect the amounts and presentation of assets and liabilities, income and expenses and contingent liabilities. Actual figures could differ from the estimates. The Combined Financial Statements therefore do not necessarily reflect the financial condition and results of operations that would have resulted had the LANXESS Subgroup already existed as an independent group as of January 1, 2002 and the underlying transactions between the LANXESS and Bayer companies thus been entered into between independent companies. For the reasons set forth herein, the absence of historical unity and independence of the LANXESS Subgroup limits the informative value of the Combined Financial Statements. This is particular the case with respect to the reported tax treatments, which depend, in particular, on the legal structure and the future tax strategy of the LANXESS Group as an independent company. The Combined Financial Statements do not enable reliable forecasts concerning the future development of the businesses combined in the LANXESS Subgroup. The preparation of the Combined Financial Statements is described in greater detail in the Notes to the Combined Financial Statements prepared by Bayer AG (see Annex 3).

The pro forma balance sheet of the Bayer Group as of July 1, 2004 was prepared as follows: in a first step, the balance sheet items on Bayer’s consolidated balance sheet as of June 30, 2004 were reduced by the amount shown in the corresponding items on the LANXESS Subgroup’s balance sheet as of June 30, 2004 (Combined Financial Statements). In a second step, intra-group receivables and payables between the future Bayer Group and the future LANXESS Group were excluded from consolidation with retroactive effect. Thus, for example, the future Bayer Group’s trade accounts receivable from the future LANXESS Group were shown as accounts receivable from third parties.

The following pro forma balance sheets for the future Bayer Group and the future LANXESS Group provide only limited information as to how the financial condition and results of operation of the Bayer Group (excluding the LANXESS Subgroup) and the future LANXESS Group would have been reported had the LANXESS Group in fact been legally independent. The financial data are also not a reliable indicator of the earnings of the future Bayer Group and the future LANXESS Group. These financial data have been audited.

	Bayer Group	Bayer Group	LANXESS Group
	as of June 30, 2004	as of July 1, 2004	as of July 1, 2004
All figures in € millions	(before spin-off)	(after spin-off)	(after spin-off))

ASSETS
Non-current assets	17,688	16,059	1,629
Intangible assets	6,336	6,269	67
Property, plant and equipment	9,663	8,145	1,518
Investments	1,689	1,645	44
Current assets	18,099	15,715	2,941
Inventories	6,151	4,997	1,154
Receivables and other assets	9,067	7,906	1,718
Trade accounts receivable	5,988	5,000	1,129
Loans receivable	54	50	307
Other receivables and other assets	3,025	2,856	282
Liquid assets	2,881	2,812	69
Deferred taxes	1,310	1,177	133
Deferred charges	274	260	15

Total Assets	37,371	33,211	4,718

STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders’ equity	12,606	11,266	1,340
Minority stockholders’ interests	100	61	39
Liabilities	22,596	19,904	3,249
Financial obligations	9,370	8,033	1,678
Provisions for pensions and other post-employment benefits	5,020	4,619	401
Trade accounts payable	2,079	1,670	550
Other liabilities and provisions	6,127	5,582	620

Deferred taxes	1,435	1,391	44
Deferred income	634	589	46

Total Stockholders’ Equity and Liabilities	37,371	33,211	4,718

The above table depicts the changes in the balance sheet items resulting from the spin-off of the LANXESS Subgroup on the fictitious assumption that the spin-off had been legally effective as of July 1, 2004. In particular, the following points must be emphasized:

The issuance of the convertible bond was not taken into consideration in the balance sheet. However, this does not affect the net indebtedness of the LANXESS Group.

The value of the intangible assets of the future LANXESS Group reported only amounted to €67 million, since the patents, licenses, trademarks and know-how etc. were for the most part generated internally and therefore do not need be capitalized. Moreover, as part of the impairment test conducted by the Bayer Group in the fourth quarter of 2003, impairment charges in the amount of €164 million were reported. The value of the Group’s property, plant and equipment was likewise written down by €824 million in 2003. The item “property, plant and equipment” already includes the land parcels that LANXESS GmbH will purchase from Bayer AG. The accounting value of these land parcels was recognized at €81 million.

LANXESS GmbH’s 40-percent equity participation in Bayer Industry Services GmbH & Co. OHG was not taken into consideration. In the future, the results of the participation will be computed in the non-operating result of the LANXESS Group.

It should be noted with respect to the balance sheet item “receivables and other assets” that the consolidation of intra-group receivables, which had been carried out in the Bayer consolidated financial statements for the period ending June 30, 2004, was retroactively reversed. This specifically relates to receivables from loans totaling €303 million granted by companies of the future LANXESS Group to companies of the future Bayer Group. It is intended to offset these amounts against the financial liabilities to the future Bayer Group companies prior to the spin-off. The financial obligations of the LANXESS Group will be treated accordingly.

With respect to the item “liquid assets”, it should be noted that cash and cash equivalents were not allocated to specific business activities but were instead combined through a cash pooling system.

With respect to the “deferred taxes” item, it should be noted that this item will depend on the legal structure and future tax strategy of the LANXESS Group as an independent company. Furthermore, changes may arise in connection with the tax loss carry forwards that are still to be allocated (see Chapter VI.2.).

In accordance with the assumptions made, the total stockholders’ equity represents the difference between total assets and total liabilities included in the spun-off businesses combined in the

LANXESS Subgroup, taking into account the allocation of net indebtedness. This amount also includes any accumulated gains or losses incurred in these years as well as any other changes in stockholders’ equity incurred by the businesses combined in the LANXESS Subgroup.

It should be noted that with respect to the balance sheet item “liabilities” (with the exception of the item “provisions for pensions”), the consolidation of intra-group liabilities recorded in the Bayer consolidated financial statements was retroactively reversed. This primarily affected financial obligations.

The apportionment of liability, as prescribed in the Master Agreement, was taken into account in preparing the Combined Financial Statements.

All described changes — with the exception of the convertible bond — will first affect the consolidated financial statements of the Bayer Group in the fiscal year in which the spin-off takes effect. The Board of Management of Bayer AG assumes that the changes will not be reflected in Bayer AG’s consolidated financial statements as of December 31, 2004.

2.    Tax Effects of the Spin-Off

The following discussion provides a summary of the tax effects associated with the spin-off of the Subgroup on the stockholders, Bayer AG, LANXESS AG, and LANXESS GmbH.

a)    Tax Effects on the Stockholders

The following discussion provides only a summary of the tax effects associated with the spin-off of the LANXESS Subgroup on the stockholders. It does not address the particular situation of any given stockholder. This discussion, therefore, cannot replace tax advice, which takes into account a stockholder’s individual circumstances. Moreover, the discussion is limited to the tax treatment of the spin-off under currently applicable German law. It does not address tax effects under foreign tax law or applicable double tax treaties. Tax effects on U.S. stockholders are addressed more specifically in Annex 3 to this Report, as prepared by Bayer AG. While only that description with respect to the situation of U.S. stockholders is determinative, it should be noted here that, although U.S. legal counsel to Bayer Group is unable to issue a “more likely than not” opinion, there may, if a shareholder were to take the position that the spin-off meets the requirements of Section 355 of the Internal Revenue Code, be a “reasonable basis” for this position. Every U.S. stockholder is urged to consult with his or her tax advisor and to disclose the tax treatment to the U.S. tax authorities by filing a Form 8275 Disclosure Statement along with his or her income tax return.

For the stockholders of Bayer AG that are taxable in Germany, the receipt of LANXESS shares does not, in the view of Bayer AG, result in a taxable gain. This view is shared by the tax office (Finanzamt) in Leverkusen, which have confirmed in a binding advance ruling the fulfillment of the requirements under Section 15 (1) of the German Transformation Tax Act (“UmwStG”) at the level of Bayer AG regarding the application of the provisions set forth below. There is, however, no formal assurance that this view will be shared by the local tax office responsible for the respective stockholder.

If Bayer AG shares are held as part of the assets of a business property, then the spin-off does not result in a taxable gain under Sections 15 (1), 13 (1) UmwStG. The pre-spin-off tax basis for the Bayer shares must be apportioned between the Bayer AG shares and the LANXESS AG shares after the spin-off. Following coordination with the fiscal authorities responsible for Bayer AG and LANXESS AG, this apportionment must be based on the relationship between the “stock exchange values” of Bayer AG prior to the spin-off and of LANXESS AG following the spin-off. These “stock exchange values” will be calculated based on the average closing price for LANXESS AG shares quoted on the Xetra trading platform at the Frankfurt Stock Exchange on their first day of listing and the following nine trading days, and on the average closing price for Bayer AG shares quoted on the Xetra trading platform at the Frankfurt Stock Exchange on the day before the spin-off is reflected in the Bayer AG share price and the preceding nine trading days. Bayer AG and LANXESS AG will notify the stockholders about the relationship resulting therefrom. For tax purposes, the LANXESS AG shares will be treated as having been purchased for the amount of the tax basis apportioned to such shares (Section 13 (1) UmwStG). On any subsequent sale of Bayer AG or LANXESS AG shares, the taxable capital gain will be computed according to this apportionment of the tax basis.

If Bayer AG shares are held as non-business (private) assets, and the stockholder does not meet the requirements of Section 17 of the German Income Tax Act (“EStG”) (a significant participation, i.e., an equity interest totaling at least one percent within the past 5 years) or Section 23 of the EStG (private sales within the so-called “speculation period” of one year for short-term capital gains), the spin-off will likewise not result in a taxable gain. Following the spin-off, the stockholders will be required to apportion their tax basis in Bayer AG shares between their Bayer AG shares and LANXESS AG shares in accordance with the apportionment ratio described in the preceding paragraph (Section 13 (2) UmwStG). The LANXESS AG shares will be deemed to have been purchased at the amount of the tax basis apportioned to them. According to the fiscal authorities, a new twelve-month holding period will begin for all LANXESS AG shares acquired in the spin-off, irrespective of the date on which the Bayer AG shares were purchased. The fiscal authorities do not take any official position as to when the twelve-month holding period begins to run. While in the past the spin-off effective date for tax purposes was the relevant date, according to a draft decree of the German Federal Ministry of

Finance relating to private sales transactions, the relevant date shall be the date of the resolution approving the spin-off. The sale of LANXESS shares within twelve months of the spin-off effective date for tax purposes or within twelve months of the spin-off approval date, as the case may be, may result in a taxable short-term capital gain. The amount of the short-term capital gain will be based on the amount of the tax basis apportioned to the shares as described above in accordance with Section 13 (2) UmwStG.

In the view of the fiscal authorities, a new speculation period for the LANXESS shares will begin, even if the Bayer AG shares are held as non-business (private) assets and their disposal is not otherwise taxable (i.e., there is no significant participation and the speculation period (minimum holding period) has already expired). In such cases, the tax basis of the LANXESS shares equals that portion of the fair market value of the Bayer AG shares, which is apportioned to the LANXESS shares.

Bayer AG believes the term of any so-called speculation period for short-term capital gains with respect to Bayer AG shares will be unaffected by the spin-off.

If any Bayer AG shares are tainted by a so-called blocking amount (Sperrbetrag) within the meaning of Section 50c of the EStG, in the view of Bayer AG a portion of this amount will also be allocated to the LANXESS AG shares based on the apportionment ratio described above, according to Section 13 (4) UmwStG.

If any Bayer AG shares are held by persons subject to limited taxability in Germany (i.e., taxable foreign residents), then the spin-off will also be tax neutral for such persons under German tax law. If a disposal of the shares is subject to tax in Germany (i.e., the shares are held as part of the assets of a German permanent establishment), then the principles described above will apply.

If, in connection with the allotment of shares, stockholders receive fractional rights in LANXESS AG shares and those fractional rights are sold within the fractional share settlement process, then in the opinion of Bayer AG, such sales will be treated for tax purposes like a sale of LANXESS shares.

b)    Tax Effects on Bayer AG

(1)   Preparatory Transfers to LANXESS GmbH

The spin-offs of Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH to create the LANXESS Subgroup will — unlike the corporate legal restructuring — take place in two steps for tax purposes because these spin-offs do not meet the requirements of Section 15 (1) UmwStG for an income tax neutral demerger. In a first step, the business assets will be deemed to be distributed to the stockholder, Bayer AG, as a dividend in kind. This step is a taxable event for Bayer Chemicals AG and for Bayer MaterialScience AG. The taxable amount is equal to the difference between the tax basis of the assets and their fair market value. In the view of Bayer AG based on the existing valuation reports, Bayer Chemicals AG and Bayer MaterialScience AG will recognize a combined tax loss of approximately €1.2 billion. This loss will be allocated to Bayer AG within the integrated tax groups (Organschaften) still existing for the tax year ending December 31, 2004. The effects on LANXESS GmbH are discussed at Chapter VI.2.c).

To the extent that shares in corporations are distributed to LANXESS GmbH within the preparatory spin-offs, the tax effects will be determined according to the pertinent provisions under Section 8b of the German Corporate Income Tax Act (“KStG”), i.e., 95 percent of capital gains realized for tax purposes are exempt from corporate income tax and trade tax, and recognized tax losses are non-deductible. In view of the tax loss carry forwards available for Bayer AG and the additional losses generated by the transfer of the other business assets, the preparatory spin-offs will not result in an immediate income tax liability.

In a second step, the business assets deemed to be received by Bayer AG as a dividend in kind will be treated, for tax purposes, has having been contributed at their fair market value to LANXESS GmbH in exchange for stockholder rights in LANXESS GmbH. The tax basis of Bayer AG for its investment in LANXESS GmbH will be increased by the fair market value of the contributed assets.

It is anticipated that LANXESS GmbH will enter into an agreement with Bayer AG in the fall of 2004 for the purchase all domestic real estate of Bayer AG, which has been allocated to LANXESS GmbH. The agreement will not enter into effect until the close of the day following the date on which the spin-off is recorded in the commercial register for LANXESS AG (condition precedent). Only at that point will economic ownership pass to LANXESS GmbH. The income tax liability on any capital gain realized thereby will, under the terms of the agreement, be borne by Bayer AG. Bayer AG is of the view that a taxable capital gain will be recognized in 2005 when the condition precedent is fulfilled. Given the existing tax loss carry forwards available for Bayer AG, only a portion of the gain will result in an immediate tax liability.

The other measures in preparation of the spin-off, to the extent they are undertaken in Germany, do not have any immediate income tax effects. Corresponding measures taken in foreign jurisdictions, from an economic perspective, will not result in an income tax liability for the Bayer Group since any income tax liabilities arising in individual cases will be more than offset by future income tax reductions. These measures are expected to trigger transfer taxes of approximately €2.3 million, which will be borne by LANXESS AG or the relevant acquiring companies affiliated with it in the future.

The transfer within the spin-off of shares in domestic corporations owning real estate will result in real estate transfer tax of approximately €0.9 million upon registration of the transaction in the commercial register. These real estate transfer tax will be borne by LANXESS GmbH.

The spin-offs of Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH are not subject to value-added tax since these transfers take place within Bayer AG integrated tax group.

(2)   Spin-Off to LANXESS AG

The income and the total assets of the transferor — Bayer AG — and of the acquiring entity — LANXESS AG — shall be determined as if the assets of Bayer AG to be spun-off had been transferred to LANXESS AG at 2400 hours on June 30, 2004 (the spin-off effective date for tax purposes as defined in Section 2 (1) UmwStG). In the event that the spin-off is postponed pursuant to Section 2.2 of the Spin-Off and Acquisition Agreement, the spin-off effective date for tax purposes will be postponed accordingly.

For Bayer AG, the spin-off to LANXESS AG is effectively a neutral event for income tax purposes. This is true despite the fact that pursuant to Section 15 (3) sentence 4 UmwStG, in the event of spin-off, the tax basis of the assets transferred cannot be maintained if shares in Bayer AG and/or LANXESS AG with a value of more than 20 percent of the pre-spin-off market value of Bayer AG are transferred within five years following the spin-off effective date for tax purposes. According to the prevailing view, this prerequisite cannot be satisfied in the case of a publicly traded company. Therefore, the assets to be spun-off must be recorded at their fair market value (Teilwert). Since Bayer AG, however, has acquired the shares in LANXESS GmbH at their fair market values as part of the preparatory spin-offs, Bayer AG believes that no further taxable gain or loss will be recognized in connection with the spin-off to LANXESS AG. In the view of Bayer AG, the remaining assets to be spun-off do not contain any significant hidden reserves. In any case, no further immediate income tax liability will be triggered (see discussion in Chapter VI 2.a)(1)).

The income tax loss carry forwards and trade tax loss carry forwards of Bayer AG are to be apportioned between Bayer AG and LANXESS AG as of the close of the spin-off effective date for tax purposes (Sections 15 (4), 19 (2) UmwStG). Subject to the actual tax assessments, provisional tax calculations as of December 31, 2003 show that corporate tax loss carry forwards of approximately €1.3 billion and trade tax loss carry forwards of approximately €1.3 billion are available for Bayer AG. In the opinion of the board of management of Bayer AG, these tax loss carry forwards must be apportioned to Bayer AG and LANXESS AG in accordance with the apportionment ratio based on the relationship of the stock exchange values described above. The applicability of this ratio for the apportionment has been approved in a binding advance ruling by the tax office (Finanzamt) of Leverkusen.

Also as of the close of the spin-off effective date for tax purposes, the different fractional amounts of the equity for tax purposes of Bayer AG as separately determined by the tax office (steuerliches Eigenkapital) (stockholder contributions for tax purposes, corporate income tax credit, and un-taxed fractional amount), must be apportioned between Bayer AG and LANXESS AG. Pursuant to a binding advance ruling issued by the tax office of Leverkusen, the ratio based on the relationship of the stock exchange values described above is also applicable to this apportionment.

The spin-off to LANXESS AG does not trigger value added tax because it involves the transfer of a business division (Teilbetrieb) of Bayer AG (Section 1 (1a) of the German Value Added Tax Act).

c)    Tax Effects on LANXESS GmbH and LANXESS AG

From a tax perspective, LANXESS GmbH has acquired the assets transferred to it as a capital contribution at fair market value (Teilwert). This capital contribution is tax-neutral for LANXESS GmbH; in particular, Bayer AG and LANXESS GmbH believe that it does not give rise to any taxable gain. The allocation of the total value of the assets acquired by LANXESS GmbH in the course of the preparatory spin-off to the individual assets was performed on the basis of a joint understanding of the Bayer companies involved and LANXESS GmbH, taking into consideration the available expert valuation opinions (see the discussion in Chapter VI.2.b)(1). However, this allocation agreed upon between Bayer and LANXESS is not binding on the fiscal authorities. If the fiscal authorities adopted a different decision, it cannot be ruled out that higher future income tax expenses would result for LANXESS GmbH. Bayer AG and

LANXESS GmbH intend to enter into a contractual arrangement that addresses these potential tax effects (see the discussion in Chapter IX.3.).

In its tax balance sheet LANXESS AG will account for the assets at the same value (i.e., the fair market value (Teilwert)) as they are accounted for by Bayer AG in the transfer balance sheet for tax purposes (Sections 15 (1), 12 (1), and 4 (1) UmwStG). LANXESS AG will be the successor to the tax position of Bayer AG with respect to the transferred assets (Sections 15 (1), 12 (3) sentence 1 UmwStG).

Regarding the principles governing the apportionment of the fractional amounts of the equity for tax purposes and the tax loss carry forwards of Bayer AG between Bayer AG and LANXESS AG, please see the discussion under Chapters VI.2.a) and VI.2.b)(2).

In any event, pursuant to sections 15 (1) and 12 (3) UmwStG the transfer of the pro rata tax loss carry forwards to LANXESS AG requires that the business or business division that has caused the loss continue to be operated during the five years following the effective date of the spin-off for tax purposes, on a scale that is comparable in view of the overall economic circumstances. With respect to the use of the corporate income tax and trade tax loss carry forwards which are transferred to LANXESS AG, the general rules under Section 8 (4) KStG must also be observed. According to current law, a transfer of more than 50 percent of the shares in LANXESS AG and a conveyance of primarily new business assets to it would make the tax loss carry forwards unavailable. In this regard, possible share transfers arising from the stock exchange listing of LANXESS shares and, if applicable, the injection of new capital resulting from the convertible bond issuance must be taken into account. For these reasons, it cannot be ruled out that the tax loss carry-forwards would not be available in the event of a conveyance of primarily new business assets.

The future use of the tax loss carry forwards by LANXESS AG will depend largely on the future development of its domestic income tax base and particularly on the establishment of an integrated tax group centered around LANXESS GmbH. Based on current law, income from dividend payments by subsidiaries are taxable only under the provision of Section 8b KStG.

A real estate transfer tax liability of approximately €0.9 million, which is based on the transfer of stock in German corporations owning real property, will arise when the spin-off is entered in the commercial register. Pursuant to the Spin-Off and Acquisition Agreement, this real estate transfer tax will be borne by LANXESS AG. According to the opinion of both Bayer AG and LANXESS AG, this does not include the transfer of shares in LANXESS GmbH because this entity will not acquire the real property until the occurrence of the condition precedent and therefore only after the spin-off. The real estate transfer tax liability relating to the real property to be acquired by LANXESS GmbH, which will arise upon the occurrence of the condition precedent under the purchase agreement still to be entered into, and which is expected to equal approximately €8.75 million, shall be borne by the acquirer, LANXESS GmbH.

VII.  Effects of the Spin-Off on Employees

Upon the spin-off of the LANXESS Subgroup taking effect, approximately 20,000 employees worldwide will leave the Bayer Group and will become employees of the independent LANXESS Group. After providing a brief overview of the employee-related agreements concluded in connection with the spin-off of the LANXESS Subgroup, the impact of the spin-off of the LANXESS Subgroup on employees staying with the Bayer Group as well as those leaving the Bayer Group will be discussed.

1.    Overview of the Employee-Related Agreements Concluded In Connection with the Spin-Off of the LANXESS Subgroup

In order to protect employee interests in the course of combining the chemical and polymer activities into the LANXESS Subgroup and subsequently spinning off of the LANXESS Subgroup, the Boards of Management of Bayer AG, Bayer HealthCare AG, Bayer CropScience AG, Bayer MaterialScience AG and Bayer Chemicals AG, and the managing directors of the service companies Bayer Business Services GmbH, Bayer Technology Services GmbH and Bayer Industry Services GmbH & Co. OHG (hereinafter the “service companies"), each concluded largely identical so-called General Works Agreements for safeguarding sites and jobs III (Gesamtbetriebsvereinbarung für Standort- und Beschäftigungssicherung III) (hereinafter referred to as “SOS III”) with the Bayer general works council in June/July 2004. At the same time, the respective Boards of Management and managing directors also entered into largely identical so-called Managerial Employees’ Committee agreements for safeguarding sites and jobs (Sprecherausschussvereinbarung für Standort- und Beschäftigungssicherung) (hereinafter “Managerial Employees’ Committee Agreement I”) with the respective Managerial Employees’ Committees of Bayer HealthCare AG, Bayer CropScience AG, Bayer MaterialScience AG, Bayer Chemicals AG and the service companies. In addition, Bayer AG, LANXESS GmbH and LANXESS AG intend to conclude a further Managerial Employees’ Committee agreement to temporarily extend the mandate of the Managerial Employees’ Committees to cover LANXESS GmbH and LANXESS AG (hereinafter “Managerial Employees’ Committee Agreement II”). In July 2004, the Boards of Management of Bayer AG, Bayer Chemicals AG and Bayer MaterialScience AG and the managing directors of the service companies also concluded largely identical so-called transition agreements (hereinafter “Transition Agreement”) with the Bayer general works council and the relevant Managerial Employees’ Committees. The Transition Agreements addressed all key issues arising in connection with the transfer of employment contracts to LANXESS GmbH to which LANXESS GmbH had consented. A transition agreement regarding the transfer of employment contracts from Bayer AG to LANXESS AG was concluded in addition.

2.    Effects on Individual Employment Contracts

The spin-off of the LANXESS Subgroup will not have any direct effect on employees remaining with the Bayer Group.

Generally speaking, the spin-off of the LANXESS Subgroup will not have any direct effect on employees of LANXESS GmbH either, including the employees transferred to LANXESS GmbH and its subsidiaries from Bayer Chemicals AG, Bayer MaterialScience AG (see Chapter II.5.a)) and the service companies (see Chapter II.5.b)) (collectively referred to as the “Predecessor Companies”). Employees of LANXESS GmbH and its subsidiaries will remain employees of their respective companies. Their employment contracts will continue under the current terms and conditions. In principle, the spin-off will not affect the tasks, compensation or other working conditions of these employees. In this respect, it should be noted that the employment contracts of the employees transferred from the Predecessor Companies to LANXESS GmbH will not change as a result of the transfer, and the conditions applicable at the Predecessor Companies will continue to apply. In the case of group executives who, in addition to their employment contract with LANXESS GmbH, have a group employment contract with Bayer AG, the group employment contract will terminate upon the spin-off taking effect because LANXESS GmbH will no longer form part of the Bayer Group. Collective agreements applicable to LANXESS GmbH and its businesses (works and general works agreements, Managerial Employees’ Committee and general Managerial Employees’ Committee agreements) that already applied to the Predecessor Companies will continue in force. The same applies to the rules of the company pension plan and all individual pension commitments. All employees will remain ordinary members of the Bayer Pension Fund (Bayer-Pensionskasse) or the Rhine Pension Fund (Rheinische Pensionskasse.) SOS III generally precludes the dismissal of LANXESS GmbH employees for operational reasons (betriebsbedingte Kündigung) before December 30, 2007. These provisions apply mutatis mutandis to the employees transferred to LANXESS GmbH.

The employment contracts of Bayer AG employees who are allocable to the LANXESS Corporate Center (see Chapter II.5.f)) will be transferred to LANXESS AG together with all rights and obligations either by way of the transfer of operations pursuant Sections 324 UmwG and 613 a BGB, or by way of a spin-off with the consent of the respective employees. The spinoff of the LANXESS Subgroup will not directly affect the tasks, compensation or other working conditions of these employees. In the case of contractual provisions that take seniority into account, the years of service served and acknowledged by Bayer AG will be fully credited.

Collective agreements (works and general works agreements, Managerial Employees’ Committee and general Managerial Employees’ Committee agreements) that applied to these employees while at Bayer AG will continue to apply. LANXESS AG and the respective works or general works council or Managerial Employees’ Committee or general Managerial Employees’ Committee will make any necessary amendments to the aforementioned works or general works agreements or to Managerial Employees’ Committee or general Managerial Employees’ Committee agreements concerning employees being transferred to LANXESS AG. The rules of the company pension plan and all personal pension commitments will also continue to apply to these employees after their employment contracts are transferred to LANXESS AG. All employees will remain ordinary members of the Bayer Pension Fund or the Rhine Pension Fund, as the case may be. The obligations arising out of direct pension commitments in respect of active employees of the LANXESS Corporate Center at the time the spin-off of the LANXESS Subgroup takes effect will be transferred from Bayer AG to LANXESS AG. Furthermore, Bayer AG’s pension obligations will be transferred to LANXESS AG in the case of employees allocable to the LANXESS Corporate Center who left or will leave the LANXESS Corporate Center between July 1, 2004 and the time that the spin-off takes effect and whose employment contracts would have been transferred to LANXESS AG had they stayed with the company. Pursuant to Section 323 (1) UmwG, transferred employees may not be put in a less favorable position with respect to protection against dismissal within a period of two years after the spin-off takes effect. SOS III generally prescribes that employees transferred to LANXESS AG may not be dismissed for operational reasons before December 30, 2007.

In the view of Bayer AG’s Board of Management, the spin-off of the LANXESS Subgroup will not bring about any changes to the business as defined in Section 111 of the German Works Constitution Act (Betriebsverfassungsgesetz, or “BetrVG”). Irrespective of this, SOS III and the Transition Agreement were concluded with the Bayer general works council for the purpose of reconciling interests.

3.    Effects on Collective Agreements

LANXESS AG will become a member of the regional employer associations of the chemical industry, thus creating the conditions for collective agreements to apply to its employees, particularly those employees of the LANXESS Corporate Center who will be transferred and will no longer be employees of Bayer AG.

The collective commitments that previously applied with respect to the Predecessor Companies of LANXESS GmbH will continue to apply in the future to LANXESS GmbH as well. The company will become a member of the regional employer associations of the chemical industry and will thus create the conditions for the application of such agreements.

4.    Effects on Works Councils and Managerial Employees’ Committees

LANXESS AG does not currently have any business operations of its own and therefore has no works council or Managerial Employees’ Committee.

The works councils that were elected in March 2002 at the Leverkusen, Dormagen, Krefeld-Uerdingen, Elberfeld and Brunsbüttel sites (hereinafter “Local Works Councils”) and the Bayer general works council currently represent the employees of the plants and operating units of LANXESS GmbH on the basis of SOS III and the collective agreement entered into on January 10, 2002 between Bayer AG and the German Mine, Chemical and Power Workers’ Union (Industriegewerkschaft Bergbau Chemie Energie) (hereinafter the “Collective Agreement of January 10, 2002”).

Under SOS III, the Transition Agreement and the collective agreement of January 10, 2002, these Local Works Councils and the general works council of Bayer are subject to the following arrangements for the period after the spin-off of the LANXESS Subgroup takes effect. These arrangements are binding on Bayer AG, LANXESS GmbH and LANXESS AG, in particular.

•	After the spin-off of the LANXESS Subgroup takes effect, the Local Works Councils will remain in office in the context of interim mandates pursuant to Section 21a BetrVG. They will continue to represent the employees of the same businesses and units as before. The interim mandates will terminate as soon as new works councils have been elected for LANXESS GmbH and/or LANXESS AG and the result of the election has been announced, but no later than twelve months after the spin-off of the LANXESS Subgroup takes effect.

•	After the spin-off takes effect, the Local Works Councils will remain responsible for all matters set forth in the Works Constitution Act to the extent that such matters relate to their respective sites. The Local Works Councils will have cross-company responsibility for matters pertaining to Bayer AG, Bayer HealthCare AG, Bayer CropScience AG, Bayer MaterialScience AG, the service companies, LANXESS AG and LANXESS GmbH.

•	After the spin-off takes effect, the Local Works Councils will establish a general works council and a general works committee. The general works council will be responsible for such matters as the Local Works Councils are unable to deal with because these matters relate to more than one site.

•	Once the interim mandates terminate in accordance with Section 21a BetrVG, those members of the Local Works Councils who are employees of LANXESS AG, LANXESS GmbH or any their respective affiliates will resign from office. If a departing member had also been appointed to the Bayer general works council or the Bayer general works committee, then such member will also resign from his office in the general works council or general works committee.

It is intended that the Managerial Employees’ Committees of Bayer AG, Bayer Chemicals AG, Bayer MaterialScience AG, Bayer Business Services GmbH and Bayer Technology Services GmbH will temporarily assume responsibilities for LANXESS GmbH and LANXESS AG in accordance with the Managerial Employees’ Committee Agreement II. The Managerial Employees’ Committee of Bayer Chemicals AG is to be appointed by the Managerial Employees’ Committees of the other companies to undertake the transitional role. The interim mandates will end upon a new Managerial Employees’ Committee being elected for LANXESS GmbH and LANXESS AG respectively, however no later than the date prescribed by statute for the works council and Managerial Employees’ Committee elections (2006). Employees of LANXESS AG, LANXESS GmbH or its respective affiliates who are also members of the group Managerial Employees’ Committee will resign from their offices in the group Managerial Employees’ Committee when the spin-off of the LANXESS Subgroup takes effect.

5.    Effects in Relation to Co-Determination Law

LANXESS AG does not currently have any employees. Its Supervisory Board is not co-determined and consists of three members who were elected by the sole stockholder, Bayer AG. After the spin-off of the LANXESS Subgroup, LANXESS AG will establish a Supervisory Board which is equally co-determined in accordance with the provisions of the German Co-Determination Act of 1976 (Mitbestimmungsgesetz, or “MitbestG”), because LANXESS AG will be deemed to employ more than 2,000 employees in Germany by virtue of the attribution provision enshrined in Section 5 (1) sentence 1. To this end, LANXESS AG’s Board of Management will carry out a formal procedure to determine which laws apply to the establishment and composition of the Supervisory Board (so-called “status proceedings”) as described in Sections 97 et seq. AktG. The new Supervisory Board is expected to consist of 16 members, of which eight will represent stockholders and eight will represent employees. Before the spin-off takes effect, the eight stockholder representatives on the Supervisory Board will still be appointed by the sole stockholder, Bayer AG. In this regard, Bayer AG will limit the term of office of the members it appoints so as to enable the future stockholders of LANXESS AG to elect new stockholder representatives. The term of office of the stockholders appointed by Bayer AG will expire at the end of the first annual stockholders’ meeting of LANXESS AG held after the spin-off of the LANXESS Subgroup takes effect. The employee representatives on the

Supervisory Board will be court appointed. It is still uncertain who will be appointed to the new Supervisory Board of LANXESS AG.

LANXESS GmbH does not currently have a Supervisory Board. As soon as the spin-off from Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH takes effect, LANXESS GmbH will be deemed to employ more than 2,000 employees in Germany based on its current number of employees and by virtue of the attribution provision under Section 5 (1) sentence 1 MitbestG. The company will therefore be subject to the provisions of the German Co-Determination Act of 1976 and will thus be required to establish an equally co-determined Supervisory Board. To this end, the managing directors will institute so-called status proceedings in accordance with Sections 97 et seq. AktG in conjunction with Section 6 (2) sentence 1 of the Co-Determination Act of 1976. The Supervisory Board is expected to consist of 16 members, of which eight will represent stockholders and eight will represent employees. The eight stockholder representatives will be appointed by Bayer AG as the sole stockholder. When the spin-off of the LANXESS Subgroup takes effect, the Supervisory Board members will resign from office. Subject to the conditions precedent that the spin-off of the LANXESS Subgroup takes effect and the prior stockholder representatives on the Supervisory Board resign from office, Bayer AG will elect eight new stockholder representatives who are intended to serve on the Supervisory Board in the period after the spin-off takes effect. The employee representatives will be court appointed. It has not yet been decided who will be appointed to the new Supervisory Board of LANXESS GmbH after the spin-off of the LANXESS Subgroup.

The spin-off of the LANXESS Subgroup will not have any effect on the continued existence and composition of Bayer AG’s Supervisory Board or on the term of office of its members. Bayer AG will continue to have an equally co-determined Supervisory Board in accordance with the provisions of the German Co-Determination Act of 1976, which will continue to have 20 members (ten stockholder representatives and ten employee representatives). The employee representatives on the Supervisory Board of Bayer AG are elected by the employees of all group companies in Germany. Once the spin-off takes effect, LANXESS GmbH and LANXESS AG will no longer form part of the Bayer Group, meaning that employees of LANXESS GmbH and LANXESS AG and their affiliates will no longer have the right to elect and be elected to the Supervisory Board of Bayer AG, but may elect and be elected to the Supervisory Board of LANXESS AG.

6.    Effects of the Spin-Off on Employee Stock Programs

In the past, the Bayer Group launched several tranches of a so-called stock option program (Aktiensoptionsprogramm, or “AOP”), a so-called stock incentive program (Aktiensincentiveprogramm, or “AIP”) and a so-called stock participation program

(Aktienbeteiligungsprogramm, or “ABP”). The spin-off will affect the rights of participants in these tranches as follows:

The spin-off will have no direct effect on employees participating in tranches of the AOP. Employees of the LANXESS Group who participate in tranches of the AIP or the ABP will now only be able to claim an incentive payment on the incentive distribution date immediately following the date that the spin-off takes effect. Incentive payment claims will otherwise forfeit.

On the one hand, due to the spin-off of the LANXESS Subgroup it may be more difficult to achieve the performance criteria under the participation programs, and on the other hand, the spin-off may adversely affect the incentive, i.e., the economic benefit that employees can potentially receive under the respect participation program. In order to avoid such dilution of rights in an economic sense, all current tranches of the employee participation programs (AOP, AIP and ABP) will be adjusted, so that the decline in value as a result of the dilution will be largely compensated for. Amendments will be made with effect as of the time that the spin-off takes effect in accordance with the adjustment provisions set forth in the DOW JONES STOXX Index Guide (January 2004, Version 7.3, in particular Chapter 6 applying to spin-offs). The adjustment is to be calculated on the basis of the average Xetra closing prices for Bayer shares on the Frankfurt Stock Exchange over the ten trading days immediately preceding the first listing day on which the LANXESS shares start trading, and also on the basis of the average Xetra closing prices for LANXESS shares on the Frankfurt Stock Exchange over the first ten trading days after the LANXESS shares are listed. Appropriate adjustments to internal performance criteria will be made to the extent they become necessary as a result of the spin-off.

VIII.  Other Effects of the Spin-Off

1.    Effects on Liability

Once the spin-off of the LANXESS Subgroup takes effect, the liability of Bayer AG and LANXESS AG will be affected as follows:

Pursuant to Section 133 (1) and (3) UmwG, Bayer AG will be jointly and severally liable for the fulfillment of the obligations transferred to LANXESS AG, provided that such obligations mature within five years counted as from the date of the announcement that the spin-off of the LANXESS Subgroup has been registered in the commercial register for Bayer AG, and such obligations give rise to claims against Bayer AG which are asserted in a lawsuit. Conversely, pursuant to Section 133 (1) and (3) UmwG, LANXESS AG will also be jointly and severally liable for the fulfillment of the obligations that remain incumbent upon Bayer AG and which existed even before the spin-off took effect, provided that such obligations mature within five years from the date of the announcement that the spin-off of the LANXESS Subgroup has been registered in the commercial register for Bayer AG, and such obligations give rise to claims against LANXESS AG which are asserted in a lawsuit. As between Bayer AG and LANXESS AG, the provisions on apportionment of liability contained in the draft Spin-Off and Acquisition Agreement will apply (see Chapter XI.1.).

Pursuant to Sections 22, 125 and 133 UmwG, creditors of Bayer AG and LANXESS AG may, within a period of six months after the announcement that the spin-off of the LANXESS Subgroup has been registered in the commercial register for Bayer AG, demand collateral from the company against which they direct their claims. To be entitled to do this, the creditors must be unable to demand satisfaction of their claims at the relevant time, but must give written notice of the grounds and quantum of their claims, and provide evidence that the spin-off would jeopardize satisfaction of their claims. The Boards of Management of Bayer AG and LANXESS AG do not anticipate that the spin-off will jeopardize the claims of any creditors of Bayer AG or LANXESS AG, and therefore assume that Bayer AG and/or LANXESS AG will not have a duty to furnish collateral in accordance with Sections 22, 125 and 133 UmwG.

The respective spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH will have the following effects on liability:

Pursuant to Section 133 (1) and (3) UmwG, Bayer Chemicals AG or Bayer MaterialScience AG, as the case may be, will be jointly and severally liable for the fulfillment of the obligations transferred to LANXESS GmbH, provided that such obligations mature within five years from the date of the announcement that the respective spin-off has been registered in the commercial register for Bayer Chemicals AG or Bayer MaterialScience AG, as the case may be, and such obligations give rise to claims against Bayer Chemicals AG or Bayer MaterialScience AG which are asserted in a lawsuit. Pursuant to Section 133 (1) and (3) UmwG, LANXESS GmbH will be jointly and severally liable for the fulfillment of the obligations that existed even before the spinoff took effect and remain incumbent upon Bayer Chemicals AG and Bayer MaterialScience respectively, provided that such obligations mature within five years from the date of the announcement that the respective spin-off has been registered in the commercial register for Bayer Chemicals AG or Bayer MaterialScience AG, as the case may be, and such obligations give rise to claims against LANXESS GmbH that are asserted in a lawsuit. Such joint and several liability will continue to exist even after the spin-off of the LANXESS Subgroup takes effect and thus also after LANXESS GmbH ceases to be part of the Bayer Group. The foregoing also applies to the domination and profit and loss agreements entered into by Bayer AG with Bayer Chemicals AG and Bayer MaterialScience AG. Under the spin-off and acquisition agreements between Bayer Chemicals AG and Bayer MaterialScience AG, on the one hand, and LANXESS

GmbH, on the other hand, the parties have in each case agreed that if one party is sued by creditors for obligations that were assigned to the other party under the relevant spin-off and acquisition agreement, then such other party must indemnify upon first demand the party being sued from its respective obligation.

In addition, pursuant to Sections 22, 125 and 133 UmwG, creditors of Bayer Chemicals AG, Bayer MaterialScience and LANXESS GmbH may, within a period of six months after the announcement that the respective spin-off has been registered in the commercial register for Bayer Chemicals AG or Bayer MaterialScience, as the case may be, demand collateral from the company they have claims against. To be entitled to do this, the creditors must be unable to demand satisfaction of their claims at the relevant time, but must give written notice of the grounds and quantum of their claims, and provide evidence that the spin-off would jeopardize satisfaction of their claims. This potential obligation on the part of LANXESS GmbH to furnish collateral will continue to exist even after the spin-off of the LANXESS Subgroup takes effect and thus also after LANXESS GmbH ceases to be part of the Bayer Group. The Boards of Management of Bayer AG and LANXESS AG do not anticipate that the spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH will jeopardize the claims of any creditors of those companies, and therefore assume that these companies will not have a duty to furnish collateral in accordance with Sections 22, 125 and 133 UmwG.

2.    Effects on Financial Instruments

Bayer AG’s Board of Management does not expect the spin-off of the LANXESS Subgroup to have any impact on the Bayer Group’s outstanding bonds.

Once the spin-off takes effect, it cannot be ruled out that LANXESS GmbH will be obliged to launch a public offer to acquire the shares of the minority stockholders of the listed Indian company, Bayer ABS Limited. The potential financial burden on the LANXESS Group has already been taken into account in the financial planning.

Once the spin-off takes effect, the LANXESS Subgroup’s hedging transactions that are necessary to hedge risks will be adjusted in line with the future requirements of the LANXESS Group.

3.    Effects of the Spin-Off on Bayer Shares

After the spin-off takes effect, Bayer AG shares will continue to be traded on the Frankfurt Stock Exchange and the New York Stock Exchange (as so-called ADRs) and on all other stock exchanges where Bayer shares were previously listed.

Bayer AG’s Board of Management assumes that Bayer’s shares will continue to satisfy the criteria for inclusion in the German Stock Index (DAX) and will therefore remain part of the DAX. The same applies to the MSCI EAFE and EURO STOXX indices.

On the first trading day after the spin-off takes effect, the shares of Bayer AG will be traded “ex-LANXESS”.

4.    Effect of the Spin-Off on the Dividend Policies of Bayer AG and LANXESS AG

The Boards of Management of Bayer AG and LANXESS AG have examined how the spin-off of the LANXESS Subgroup will affect the amount in the balance sheet profit available for distribution and the dividend policy for 2004 and subsequent years.

The spin-off of the LANXESS Subgroup will have no effect on the dividend policy of Bayer AG’s Board of Management.

No statements can be made at this time on the future dividend policy of LANXESS AG. The Board of Management and the Supervisory Board of LANXESS AG will set their dividend policy at the appropriate time, taking into account, in particular, the results of operations. However, the possibility cannot be ruled out that LANXESS AG will not pay any dividends for the years ending December 31, 2004 and 2005.

5.    Effects of the Spin-Off on Bayer AG’s Stockholders

After the spin-off takes effect, all Bayer AG stockholders will continue to hold an interest in Bayer AG to the same extent as before, and thus will continue to participate in the remaining commercial activities of the Bayer Group. The number of shares issued by Bayer AG will remain unchanged. Stockholders’ rights will not be affected by the spin-off. Moreover, there will be no direct change in the ownership structure of Bayer AG as a result of the spin-off of the LANXESS Subgroup.

Where a lock-up period applies to shares held by employees of the Bayer Group as part of Bayer AG’s employee share scheme, such lock-up period will not apply to the LANXESS shares allotted on the basis of such employee shares.

IX.  Relationships Between the Bayer Group and the LANXESS Group Following the Spin-Off

Once the spin-off of the LANXESS Subgroup takes effect, Bayer AG will no longer hold any shares in companies of the LANXESS Group and will thus no longer be able to exercise any corporate influence on the LANXESS Group companies. The convertible bond (see Chapter XI.1.) is in principle irrelevant in this regard, because it does not give Bayer AG any corporate influence over LANXESS AG. However, if Bayer AG holds the convertible bond in full at the time the conversion option is exercised or the conversion obligation arises, then it will hold an interest in LANXESS AG. The extent of the participation will depend on the then prevailing stock market price for LANXESS shares. At this time it is assumed that a participation would range, depending on the stock market price for LANXESS shares, between 10 percent and 20 percent. Bayer AG will not pursue any strategic interests on the basis of the LANXESS shares to which it may be entitled under the convertible bond. Bayer AG has not yet decided whether it will retain the convertible bond. In any case, Bayer AG does not intend to hold these shares in the long term or to use them in order to exert influence on LANXESS AG. The desired course of action is to sell the shares with as little impact as possible on the market price.

Commercial and legal arrangements between the Bayer Group and the LANXESS Group will remain in place even after the spin-off takes effect. Such arrangements particularly include arrangements for the supply of goods and services between the Bayer Subgroup and the Bayer service companies on the one hand, and the LANXESS Group on the other. The underlying agreements have already been or will be concluded before the spin-off of the LANXESS Subgroup takes effect. In addition, legal arrangements between the soon to be independent groups concerning industrial property rights and software were revised and restructured.

1.    Supply and Services Relationships Between the Bayer Subgroups and the LANXESS Group

After the spin-off of the LANXESS Subgroup takes effect, the supply and services relationships existing between the companies of the Bayer subgroups, on the one hand, and the companies of the LANXESS Group, on the other hand, will continue to apply. The contracts governing the supply and services relationships have already been executed or will be executed before the spinoff takes effect. Guidelines applicable in the drafting of the contracts were issued to ensure that the contracts would be concluded on terms and conditions such as would be applicable to contracts between third parties (i.e., at “arm’s length”) and that the contracts would comply with the arrangements under the transitional agreement governing LANXESS GmbH’s purchase of services from the service companies. The contracts will have terms ranging from one to seven years. Some of these contracts include exclusive supply rights, especially where strategically important products are involved.

On the basis of these contracts, the companies of the Bayer Group are expected to supply approximately €0.5 billion worth of goods to companies of the LANXESS Group in 2005. Most of these relate to the supply of products such as chlorine and sodium hydroxide, the majority of these goods being supplied by the Bayer MaterialScience subgroup. Services will also be provided to the LANXESS Group (excluding services provided by Bayer Industry Services GmbH & Co. OHG). The majority of these services are rendered by Bayer Business Services GmbH in the fields of IT Systems Development & Application Support, IT Infrastructure, Human Resources Payroll & Pensions and Customs & Excise. The LANXESS Group will purchase engineering services from Bayer Technology Services GmbH. Moreover, various goods and services will be purchased in different countries, including custom manufacturing and other services.

In 2005, the companies of the LANXESS Group are expected to supply goods and services in the amount of approximately €0.7 billion to companies of the Bayer Group. Most of the goods and services will be supplied to the Bayer MaterialScience subgroup and the Bayer CropScience subgroup.

In a number of countries in which the LANXESS Group is not represented through a foreign affiliate, local distributions are consummated primarily on the basis of commercial agency agreements with companies of the Bayer Group. These arrangements will particularly affect the following countries or regions: Korea, Taiwan, Northern Europe (Sweden, Finland, Denmark, Norway), Central Europe (Poland, the Czech Republic, Slovakia and Hungary) and Malaysia. Sales concluded in these countries on the basis of these arrangements are expected to total approximately €0.7 billion in 2005. In addition, companies of the LANXESS Group will also sell Bayer Group products on the basis of commercial agency and exclusive dealer agreements in some countries. These sales will, however, not be significant.

The Bayer Group and the LANXESS Group will use the Bayer Group’s current chemical parks sites jointly in the future. Even after the spin-off takes effect, Bayer Industry Services GmbH & Co. OHG will continue to operate the chemical park sites. In 2005, after the spin-off takes effect, the LANXESS Group is expected to purchase approximately €0.5 billion worth of site-specific services from Bayer Industry Services GmbH & Co. OHG in areas such as infrastructure, energy and waste disposal. Even after the spin-off takes effect, LANXESS GmbH will retain a 40-percent interest in Bayer Industry Services GmbH & Co. OHG (see Chapter II.5. c)).

2.    Industrial Property Rights and Software

In connection with the consolidation of the chemical and polymer activities within the LANXESS Subgroup, intra-group legal arrangements relating to domestic and foreign patents, utility patents, trademarks, domains, copyrights and registered designs (including licenses and expectancies) and applications for the registration of such rights (hereinafter “Industrial Property Rights” ) were restructured in light of the pending spin-off of the LANXESS Subgroup. Once this restructuring process is complete, LANXESS GmbH will enjoy the following rights to exploit the various Industrial Property Rights that will remain in existence even after the spin-off:

Bayer AG has granted LANXESS GmbH a non-exclusive, worldwide, gratuitous and non-transferable license to use the domestic and foreign “Bayer” word marks, the domestic and foreign “Bayer cross” word and picture marks, and the domestic and foreign trademark registrations and applications in respect of marks containing the name “Bayer” or the “Bayer cross” symbol (collectively referred to as the “Group Trademarks”) in connection with the chemical and polymer activities that were transferred to LANXESS GmbH. The purpose of the above license is to enable identification of the products manufactured or distributed and the services provided by LANXESS GmbH or its affiliated companies, and identification of their business names, provided that the products and services involved were at the time the spin-off takes effect assigned to the LANXESS Subgroup. LANXESS GmbH’s license to use the above trademarks is limited to one year from the date upon which the spin-off takes effect (conversion period). The products already being manufactured by LANXESS GmbH and its affiliated companies when the conversion period expires may be distributed under the Group Trademarks for a further two-year period (exploitation period). Bayer AG has agreed to maintain domains that contain the word “Bayer” until expiry of the exploitation period and, at LANXESS GmbH’s request, to set up automatic re-routing to the home pages designated by LANXESS GmbH.

Bayer AG has granted LANXESS GmbH and its affiliated companies an exclusive, worldwide, gratuitous license for an indefinite term to use Bayer AG’s foreign and domestic trademarks and/or trademark applications containing the letters “Bay” in connection with the chemical and polymer activities that were transferred to LANXESS GmbH. The purpose of the above license is to enable identification of the products manufactured or distributed and the services provided by LANXESS GmbH and/or its affiliated companies. LANXESS GmbH may assign the trademark licenses, but only together with the business operations for which the trademark licenses were intended to be used. Bayer AG has granted LANXESS GmbH the right to maintain and defend the trademarks in Bayer AG’s name, but at LANXESS GmbH’s expense.

In relation to trademarks or trademark applications which contain neither the name “Bayer” nor the letters “Bay” and which were exclusively allocable to the consolidated business activities of the LANXESS Subgroup, and also in relation to domains that do not incorporate the name “Bayer”, Bayer AG has granted LANXESS GmbH the right, valid for five years from the date upon which the spin-off takes effect, to require Bayer AG to assign and re-register such trademarks and domains under the name of LANXESS GmbH or under the name of a third party nominated by LANXESS GmbH. LANXESS GmbH will enjoy an unrestricted and gratuitous license to use such trademarks and domains prior to the assignment and re-registration described above. This license will apply even after expiry of the five-year period for any trademarks and domains that have not yet been assigned.

Furthermore, in relation to Bayer AG’s domestic and foreign patents, utility patents and registered designs or applications for registration that are either exclusively or predominantly allocable to the consolidated business activities of the LANXESS Subgroup, Bayer AG has granted LANXESS GmbH the right, valid for five years from the date upon which the spin-off of the LANXESS Subgroup takes effect, to require Bayer AG to assign and re-register such patents, utility patents, registered designs and applications for registration under the name of LANXESS GmbH or under the name of a third party nominated by LANXESS GmbH. LANXESS GmbH will be entitled to use the domestic and foreign patents, utility patents and registered designs prior to the assignment and re-registration described above. This entitlement will apply even after expiry of the five-year period for any patents, utility patents or registered designs that have not yet been assigned.

In relation to the domestic and foreign patents, utility patents and registered designs or applications for registration that were spun off from Bayer Chemicals AG to LANXESS GmbH, Bayer Chemicals AG has granted LANXESS GmbH the right, valid until the spin-off takes effect, to require re-registration of such patents, utility patents and registered designs under the name of LANXESS GmbH or under the name of a third party nominated by LANXESS GmbH. LANXESS GmbH is entitled to use these patents, utility patents and registered designs prior to such re-registration.

Bayer MaterialScience AG has entered into license agreements with LANXESS GmbH (in some cases exclusive license agreements), which give LANXESS GmbH the right to use patents that were not transferred to LANXESS GmbH because they were predominantly allocable to the remaining segments of the subgroup headed by Bayer MaterialScience AG, even though such patents are also used in the course of LANXESS GmbH’s activities. In return, LANXESS GmbH has entered into license agreements with Bayer MaterialScience AG (in some cases exclusive license agreements) which give Bayer MaterialScience AG the right to use patents that were transferred to LANXESS GmbH because they were primarily allocable to LANXESS GmbH’s operations, even though such patents are also used by the remaining subgroup headed up by Bayer MaterialScience AG.

The license agreement governing industrial property rights that originally existed between Bayer AG and Bayer Chemicals AG was transferred to LANXESS GmbH as part of the spin-off from Bayer Chemicals AG. Under this license agreement, Bayer AG grants LANXESS GmbH an exclusive, transferable and gratuitous license, which is limited in scope to the chemical operations transferred by Bayer Chemicals AG, to use domestic and foreign patents and utility patents (and applications in respect thereof) which related to the chemical activities transferred by Bayer Chemicals AG, but which were primarily allocable to another area within the Bayer Group.

Intra-group legal arrangements relating to software were also revised in the course of consolidating the LANXESS Subgroup’s business activities. Bayer AG and the service companies have agreed to assign, prior to the spin-off taking effect, all rights in licensed software for which Bayer AG and the respective service company have obtained transfer permission from the relevant licensor.

3.    Other Agreements

If the fiscal authorities changes the assigned values in the acquisition balance sheet prepared for tax purposes, and should such change increase LANXESS GmbH’s future income tax expenses in respect of the current assets transferred to LANXESS GmbH, Bayer AG and LANXESS GmbH will, under certain circumstances, each bear one half of such additional tax exposure (see also the explanation in Chapter VI.3.c)).

LANXESS GmbH will continue to participate in the Bayer donation pool and in the promotion of sport, culture, and community until the year 2007, and will thus contribute to promoting non-profit sport and culture. LANXESS GmbH’s contribution for 2005 will amount to approximately €7.5 million and will decrease in the years thereafter.

X.   Securities, Admission to the Stock Exchange and Stock Exchange Trading

The spin-off of the LANXESS Subgroup will become legally effective once the spin-off is registered in the commercial register for Bayer AG after having been first registered in the commercial register for LANXESS AG. Once the spin-off takes effect, Bayer AG stockholders will receive shares in LANXESS AG based on the ten-to-one allotment ratio stipulated in the Spin-Off and Acquisition Agreement.

Bayer AG has appointed Deutsche Bank AG to act as trustee in accordance with Section 125 sentence 1 in conjunction with Section 71 (1) sentence 1 UmwG to take receipt of the LANXESS AG shares to be granted and deliver them to the eligible stockholders. Prior to the spin-off taking effect, Deutsche Bank AG will assume custody of the LANXESS shares to be issued to Bayer AG stockholders and, promptly after registration of the spin-off, will deliver the shares to such stockholders according to the allotment ratio of ten to one stipulated in the Spin-Off and Acquisition Agreement. This means that Bayer AG stockholders will receive one no-par bearer share of LANXESS AG for every ten no-par bearer shares they hold in Bayer AG.

Since all of Bayer AG’s shares are held in collective custody accounts at financial institutions, the stockholders of Bayer AG do not need to take any action in relation to the allotment of the LANXESS shares, besides dealing with fractional (residual) amounts if applicable. The LANXESS shares will be allotted to the eligible stockholders of Bayer AG through Clearstream Banking AG, Frankfurt am Main, in the ratio of ten to one. The relevant custodian bank will credit the shares to the relevant securities account. Since LANXESS AG’s Articles of Association excludes the stockholders’ right to have their shares evidenced by certificate, the no-par shares in LANXESS AG will be represented in a permanent global certificate and lodged with Clearstream Banking AG, Frankfurt am Main LANXESS stockholders will hold co-ownership rights in this collective custody account proportionate to their respective interests.

The aforementioned allotment ratio of ten to one may give rise to fractional rights if the number of Bayer shares held in the securities account is not evenly divisible by ten. The affected stockholders of Bayer AG will then receive fractional shares in LANXESS AG. As stockholders cannot exercise stockholders rights on the basis of fractional shares, the custodian banks and Deutsche Bank AG, who is engaged in connection with the allotment, will endeavor to arrange an offset of fractional rights between the holders thereof, so that these stockholders will have the option of selling their fractional rights or acquiring fractional rights in order to convert their fractional right to a full interest. Therefore, in the course of the LANXESS share allotment, Bayer AG stockholders will be asked by their custodian bank to indicate whether they wish to sell the fractional rights that will be assigned to them or whether they wish to acquire further fractional rights in order to convert to a full interest. The standard bank commission will be charged for the sale and purchase of fractional rights. If the holders of fractional rights indicate that they wish to sell or acquire fractional rights and the custodian bank is unable to equalize the fractional rights, or if holders of fractional rights fail to instruct their custodian banks as to how their fractional rights should be treated, then the entire account balance of fractional rights in LANXESS AG shares will be consolidated on a date yet to be stipulated and sold through an official broker at the relevant stock market price for LANXESS shares. After deducting expenses, the sales proceeds will be credited to the relevant fractional interest holders proportionate to their fractional rights.

The LANXESS shares carry dividend rights as of 1 January 2004, provided that the Spin-off Economic Effective Date is not postponed.

With the exception of the arrangements for fractional rights described above, the allotment of shares will be free of commission and charges for the eligible Bayer stockholders.

The holders of Bayer ADRs will be allotted LANXESS shares through the ADR Depositary. The ADR holders will be given the option to either receive the LANXESS shares or instruct that the LANXESS shares be sold. Should the ADR holders not give instructions as to which option they wish to pursue by a date yet to be determined, which is likely to be in December 2004, the ADR Depositary will arrange for the sale of the LANXESS shares.

Bayer AG stockholders will be notified of the details of the allotment procedure by an announcement appearing in the electronic Federal Gazette (elektronischer Bundesanzeiger) and in at least one nation-wide journal authorized to publish stock exchange notices and, if applicable, other daily newspapers, as well as by means of an account statement or other suitable notice sent by the relevant custodian bank to the stockholders after the allotment of the LANXESS shares. The holders of Bayer ADRs will be notified by the ADR Depositary.

The no-par LANXESS AG shares to be issued after the spin-off takes effect are intended to be admitted to the official market and simultaneously to the segment of the official market with additional ongoing obligations (Prime Standard) on the Frankfurt Stock Exchange. There are currently no plans to apply for admission to other stock exchanges, in particular in the U.S.

XI. Explanation of the Draft Spin-Off and Acquisition Agreement and the Draft Master Agreement

1.    Spin-Off and Acquisition Agreement

The Draft Spin-Off and Acquisition Agreement is divided into seven parts. After an introductory preamble, Part II (Sections 1 — 3) sets out general provisions on the type of spin-off, the spin-off date, the spin-off balance sheet and the final balance sheet. Part III (Sections 4 — 9) describes in detail the assets and liabilities to be transferred from Bayer AG to LANXESS AG by way of spin-off. These assets and liabilities are defined as “Spin-Off Assets and Liabilities”. In Part IV (Sections 10 — 14), the methods of transfer of the Spin-Off Assets and Liabilities are described. Part V (Sections 15 — 17) deals with the granting of shares of LANXESS AG in consideration for the transfer of the Spin-Off Assets and Liabilities as well as with the capital stock measures planned for LANXESS AG. Part VI (Sections 18 — 20) describes the effects of the Spin-Off for employees and their representative bodies. Part VII (Sections 21 — 24), which is entitled “Miscellaneous”, contains provisions regarding the future articles of association of LANXESS AG, a reference to a so-called Master Agreement to be concluded between Bayer AG and LANXESS AG at the same time as the Spin-Off and Acquisition Agreement. The Master Agreement is an integral part of the Spin-Off and Acquisition Agreement and has been attached to it in the form of an appendix. Finally, Part VII contains provisions regarding costs and taxes as well as the usual concluding provisions.

(1)  Spin-Off (Section 1)

Pursuant to Section 1, Bayer AG, as transferor entity, transfers by way of spin-off (Abspaltung zur Aufnahme) pursuant to Section 123, paragraph 2, number 1 of the German Transformation Act (Umwandlungsgesetz) the portion of its assets and liabilities specified in Part III (Sections 4 — 9) of the Spin-Off and Acquisition Agreement in its entirety to LANXESS AG, as transferee entity. In consideration for the transfer, the stockholders of Bayer AG will be granted shares of LANXESS AG (see (15) below). The transfer by way of spin-off results in partial universal succession (partielle Gesamtrechtsnachfolge) pursuant to Section 131 of the German Transformation Act (Umwandlungsgesetz), i.e., LANXESS AG becomes the universal successor of Bayer AG with respect to the Spin-Off Assets and Liabilities. This makes the singular transfer of every individual item, right, contract or liability legally superfluous. Section 1.2 makes clear that items which are not to be allocated to the Spin-Off Assets and Liabilities pursuant to the Spin-Off and Acquisition Agreement or which are expressly excluded from the transfer will not be transferred to LANXESS AG.

(2)  Spin-Off Date (Section 2)

Section 2 determines the Spin-Off Date. The Spin-Off Date is the point in time from which the activities of Bayer AG relating to the Spin-Off Assets and Liabilities will be deemed to be operated for the account of LANXESS AG (Section 126, paragraph 1, number 6 of the German Transformation Act (Umwandlungsgesetz)). Pursuant to Section 2.1, the Spin-Off Date is July 1, 2004, 0000 hours. This means that, as between Bayer AG and LANXESS AG, the Spin-Off will take retroactive economic effect as of July 1, 2004, 0000 hours, and that Bayer AG and LANXESS AG will adopt the same positions as if the Spin-Off Assets and Liabilities had been transferred to LANXESS AG on July 1, 2004, 0000 hours, provided there is no change in the Spin-Off Date pursuant to Section 2.2.

Section 2.2 of the Agreement contains a so-called variable cut-off date provision (variable Stichtagsregelung) for the eventuality that the registration of the Spin-Off in the commercial register and, therefore, its taking effect is delayed. Pursuant thereto, the Spin-Off Date will be postponed to January 1, 2005, 0000 hours in the event that the Spin-Off is not registered in the commercial register of Bayer AG by January 31, 2005, and consequently does not become effective. In the event of further delay in registration beyond January 31 of the following year, the Spin-Off Date will be postponed by successive one year periods.

(3)  Spin-Off Balance Sheet and Final Balance Sheet (Section 3)

The assets and liabilities which are to be allocated to the Spin-Off Assets and Liabilities will be determined on the basis of the Spin-Off Balance Sheet prepared as of July 1, 2004, 0000 hours, and attached to the Spin-Off and Acquisition Agreement as Appendix 3.1. It presents in a balance sheet the assets and liabilities to be transferred by way of spin-off from Bayer AG to LANXESS AG. The Spin-Off Balance Sheet was itself derived from the balance sheet of Bayer AG as prepared and audited as of June 30, 2004, 2400 hours.

Unless expressly provided otherwise in the Spin-Off and Acquisition Agreement, in addition to the assets and liabilities reflected in the Spin-Off Balance Sheet, all assets and liabilities and other rights and obligations which are not required to be, not able to be or in fact are not reported on the balance sheet and which, taking into account their origin, purpose or use, are to be allocated to the Spin-Off Assets and Liabilities will also be transferred as part of the Spin-Off.

The provision contained in Section 3.2 is the consequence of the fact that the Spin-Off will take retroactive economic effect as of the Spin-Off Date (July 1, 2004, 0000 hours). Pursuant thereto, Bayer AG will also transfer to LANXESS AG those assets and liabilities as well as other rights and obligations (including substitutes therefor, for example, claims for damages and sales proceeds) which were acquired or arose, or which will be acquired or arise, in the period between the Spin-Off Date and the registration of the Spin-Off in the commercial register of Bayer AG (the “Consummation Date”), and which, taking into account their origin, purpose or use, are to be allocated to the Spin-Off Assets and Liabilities. On the other hand, those Spin-Off Assets and Liabilities which in the period between the Spin-Off Date and the Consummation Date have been or will be disposed of or at this point of time no longer exist will not be transferred to LANXESS AG. The assets and liabilities concerned will for accounting purposes be recorded separately from the assets and liabilities remaining with Bayer AG.

Section 125, sentence 1 and Section 17, paragraph 2 of the German Transformation Act (Umwandlungsgesetz) provide that a so-called final balance sheet must be provided together with the application for registration of a spin-off with the commercial register of the transferor company. Section 3.3 of the Spin-Off and Acquisition Agreement provides that such final balance sheet will be the audited balance sheet of Bayer AG as of June 30, 2004, 2400 hours.

Sections 3.4 and 3.5 contain provisions relating to the treatment of the Spin-Off Assets and Liabilities in the commercial accounts and in the tax accounts of Bayer AG and of LANXESS AG. Pursuant to Section 3.4, LANXESS AG will report the Spin-Off Assets and Liabilities in its commercial accounts at book values and in its tax accounts at going-concern values. Bayer AG will report the Spin-Off Assets and Liabilities in its final balance sheet at book values and in its tax transfer balance sheet at going-concern values.

(4)  Spin-Off Shareholdings (Section 4)

The shareholdings listed in Section 4 (“Spin-Off Shareholdings”) form an essential part of the Spin-Off Assets and Liabilities. They include the entire shareholding of Bayer AG in LANXESS Deutschland GmbH (Section 4.1) which consists of one share with a nominal value of €26,000 and two shares to be issued with a nominal value of €14,974,000 and €5,000,000, respectively. These shares will only be issued upon registration in the commercial register of LANXESS Deutschland GmbH of the capital increases for the implementation of the spin-off of assets and liabilities of Bayer Chemicals Aktiengesellschaft to LANXESS Deutschland GmbH and the spinoff of assets and liabilities of Bayer MaterialScience Aktiengesellschaft to LANXESS Deutschland GmbH, respectively. The Board of Management anticipates that these shares will be issued in late September 2004, before the Spin-Off of the Spin-Off Assets and Liabilities becomes effective.

In addition to its entire shareholding in LANXESS Deutschland GmbH, pursuant to Section 4.2 of the Spin-Off and Acquisition Agreement, Bayer AG will transfer to LANXESS AG its entire shareholding in LANXESS AG, consisting of 50,000 no-par shares of LANXESS AG. This entails Bayer AG spinning off shares of the transferee company (LANXESS AG) to the transferee company (LANXESS AG). The
Spin-Off of shares of LANXESS AG ensures that upon the Spin-Off taking effect, no shares of LANXESS AG will remain with Bayer AG, and all shares of LANXESS AG will be held by the stockholders of Bayer AG.

Section 4 makes clear that the transfer will, in each case, include all rights and obligations connected with the shareholdings, in particular all profit participation rights, in so far as no distribution of dividends was resolved upon prior to the Spin-Off Date. If the Spin-Off Date is delayed pursuant to Section 2.2, the transfer will, in each case, include all profit-participation rights, in so far as no distribution of dividends was resolved upon prior to the new Spin-Off Date. Bayer AG further undertakes that, in its capacity as shareholder, it will not make any withdrawals from LANXESS Deutschland GmbH and to allocate any profits which arise to the retained earnings.

(5)  Transfer of Agreements Allocable to the LANXESS Corporate Center (Section 5)

In connection with the pursued transfer of the LANXESS Corporate Center to LANXESS AG, Section 5 provides that Bayer AG will transfer to LANXESS AG all agreements allocable to the LANXESS Corporate Center. The agreements allocable in particular to the LANXESS Corporate Center are individually identified in Sections 5.1 — 5.4. The agreements allocable to the LANXESS Corporate Center consist in particular of certain employment contracts (Section 5.1), utilization agreements (Section 5.2), a service agreement (Section 5.3) and automobile lease agreements (Section 5.4).

The employment contracts to be transferred pursuant to Section 5.1 are, on the one hand, the existing employment contracts between
Bayer AG and those of its employees working in the LANXESS Corporate Center who have given their consent to a transfer or who will give their consent by the Consummation Date. Further, all other employment contracts which will be concluded with employees prior to the Consummation Date whose envisaged area of operations will be the LANXESS Corporate Center are to be transferred, to the extent that these employees consent to the transfer.

Utilization agreements exist between Bayer AG and Bayer Group companies relating to office and business equipment used by employees of the LANXESS Corporate Center. Pursuant to Section 5.2, these agreements will be transferred to the extent that the office and business equipment has been used by the employees of the LANXESS Corporate Center since the Spin-Off Date. The respective contractual partners of Bayer AG have already consented to the transfer of these rights of use. The relevant agreements are listed in Appendix 5.2.

Pursuant to Section 5.3, Bayer AG will also transfer to LANXESS AG the service agreement dated June 30, 2004 between Bayer AG and LANXESS Deutschland GmbH concerning the provision of services by the Corporate Center of Bayer AG to LANXESS Deutschland GmbH. The consequence of the transfer of this agreement is that, in the future, the provision of Corporate Center-services to LANXESS Deutschland GmbH will be carried out by LANXESS AG.

Further, the agreements allocable to the LANXESS Corporate Center and to be transferred to LANXESS AG include all automobile lease agreements relating to automobiles used by those employees of the LANXESS Corporate Center listed in Appendix 5.4.

(6)  Transfer of Office Furniture and Equipment Allocable to the LANXESS Corporate Center (Section 6)

Pursuant to Section 6, Bayer AG will transfer to LANXESS AG the office furniture and business equipment of Bayer AG allocable to the LANXESS Corporate Center and listed in Appendix 6. This office furniture and business equipment essentially consists of personal computers and laptops.

(7)  Transfer of Claims and Liabilities Allocable to the LANXESS Corporate Center (Section 7)

Pursuant to Section 7.1 of the Spin-Off and Acquisition Agreement, all claims allocable to the LANXESS Corporate Center are to be transferred. These claims consist of the claims arising out of the employer housing loans (Arbeitgeber-Wohnungsbaudarlehen) granted to those employees allocable to the LANXESS Corporate Center.

Section 7.2 of the Spin-Off and Acquisition Agreement determines which liabilities and obligations of Bayer AG are to be transferred to LANXESS AG. Pursuant thereto, except for the pension liabilities set out in Section 8, Bayer AG will transfer to LANXESS AG all liabilities and obligations allocable to the LANXESS Corporate Center, which consist in particular of the claims and liabilities referred to in Sections 7.2.1 – 7.2.4.

Pursuant to Section 7.2.1, LANXESS AG will assume all liabilities arising out of the utilization agreements referred to in Section 5.2, the service agreement referred to in Section 5.3, as well as the automobile lease agreements referred to in Section 5.4. Further, the following liabilities arising out of or in connection with employment relationships will be transferred pursuant to Section 7.2.2:

•	all liabilities arising out of or in connection with employment relationships existing with employees allocable to the LANXESS Corporate Center whose employment contracts are transferred at the Consummation Date;

•	liabilities arising out of or in connection with employment relationships ending in the period between the Spin-Off Date and Consummation Date but which would have been transferred to LANXESS AG had they not ended.

Finally, pursuant to Section 7.2.3, all obligations arising out of existing Bayer AG employee stock programs will be transferred to LANXESS AG, to the extent that these exist vis-à-vis employees allocable to the LANXESS Corporate Center whose employment contracts are transferred or whose employment contracts are not transferred because they have ended or will end in the period between the Spin-Off Date and Consummation Date, but which would have been transferred had the employment contracts not ended.

Section 7.2.4 provides that all other liabilities allocable to the LANXESS Corporate Center which are reported on the balance sheet, in particular liabilities arising out of withholding taxes on salaries and wages and liabilities relating to social insurance will be transferred to LANXESS AG.

(8)  Pension Liabilities and Pension Provisions (Section 8)

In relation to pension liabilities with respect to active employees of the LANXESS Corporate Center and those whose employment has ended or will end on or after the Spin-Off Date, the Spin-Off and Acquisition Agreement provides as follows:

LANXESS AG assumes all pension liabilities with respect to employees allocable to the LANXESS Corporate Center who have an existing employment relationship at the time of the registration of the Spin-Off in the commercial register of Bayer AG
(the “Consummation Date”) or, to the extent that their employment has ended in the meantime, who had an existing employment relationship on July 1, 2004. Provisions for these liabilities will be made by LANXESS AG. The relevant covering funds have already been included in the assets and liabilities transferred from Bayer AG to LANXESS AG.

Pursuant to Section 133, paragraphs 1 and 3 of the German Transformation Act (Umwandlungsgesetz), Bayer AG is, together with LANXESS AG, jointly and severally liable for fulfilling the pension liabilities of these employees for a transitional period of five years from the announcement of registration of the Spin-Off in the commercial register of Bayer AG. However, as between the contract parties, LANXESS AG will indemnify Bayer AG against such liabilities.

Pension liabilities with respect to employees of the LANXESS Corporate Center whose employment ended before July 1, 2004 will remain with Bayer AG which will continue to make provisions for these liabilities.

(9)  Other Spin-Off Assets and Liabilities (Section 9)

Section 9 of the Spin-Off and Acquisition Agreement governs the Other Spin-Off Assets and Liabilities (apart from the Spin-Off Shareholdings and the Spin-Off Corporate Center Assets and Liabilities). These consist of the claims of Bayer AG referred to in Appendix 9 of the Spin-Off and Acquisition Agreement. The claims to repayment of loans listed therein have a total nominal value of €100 million, plus claims for interest.

(10) Consummation (Section 10)

Pursuant to Section 131, paragraph 1, number 1 of the German Transformation Act (Umwandlungsgesetz), the change in ownership in the individual transferred assets and liabilities, rights and obligations, contracts and other legal positions of Bayer AG will become effective upon registration of the Spin-Off in the commercial register of Bayer AG (the “Consummation Date”). On the Consummation Date, the rights in rem in as well as possession of and claims for restitution as regards the movable property will pass to LANXESS AG (Section 10.2). The registration of the Spin-Off in the commercial register will only take place after the stockholders’ meetings of Bayer AG and LANXESS AG have resolved accordingly. Therefore, the Consummation Date differs from the Spin-Off Date (July 1, 2004, 0000 hours).

Section 10.3 specifies duties of Bayer AG in relation to the Spin-Off Assets and Liabilities in the period between conclusion of the
Spin-Off and Acquisition Agreement and the Consummation Date. It provides that Bayer AG may only dispose of the Spin-Off Assets and Liabilities in the ordinary course of business and with the care of a prudent businessman, thereby constituting a protective provision for the benefit of LANXESS AG.

(11) Catch-All Provisions (Section 11)

Section 11 contains various catch-all provisions. Section 132 of the German Transformation Act (Umwandlungsgesetz) provides an exception to the general principle that the transfer of all transferred rights and obligations to LANXESS AG is effected as a matter of law upon registration of the Spin-Off in the commercial register of Bayer AG (Section 131, paragraph 1, number 1 of the German Transformation Act (Umwandlungsgesetz)). Accordingly, general rules which exclude the transfer of a particular item or subject it to certain conditions, or a requirement for public approval will be applicable. The scope and significance of this rather obscure provision are not entirely clear. Therefore, Section 11.1 ensures that those items of Bayer AG which, exceptionally, are not transferred to LANXESS AG by operation of law upon registration of the Spin-Off will be transferred to LANXESS AG by Bayer AG by separate in rem transfer. LANXESS AG will accept such transfer. As between themselves, the parties are obligated to adopt the same positions as if the transfer had become effective in relation to third parties as of the Spin-Off Date. Section 11.1 applies correspondingly if assets and liabilities or other rights and obligations are not transferred because they were mistakenly not assigned to LANXESS AG.

Section 11.2 contains a catch-all provision for the opposite case. If certain assets and liabilities which are not to be transferred under the Agreement are nonetheless transferred as a matter of law, LANXESS AG will transfer these back to Bayer AG. Bayer AG will accept such transfer. As between themselves, the parties will adopt the same positions as if the transfer had not become effective as of the Spin-Off Date. Section 11.2 applies correspondingly if assets and liabilities or other rights and obligations are transferred because they were mistakenly assigned to LANXESS AG.

Section 11.4 contains a catch-all provision for the event that transfers or retransfers cannot be effected in relation to third parties or can only be effected by incurring unreasonable expenses or are impractical. In such cases, as between themselves, Bayer AG and LANXESS AG will adopt the same positions as if the transfer had become effective in relation to third parties as of the Spin-Off Date. This will particularly apply in the event that a necessary consent or approval cannot be obtained or can only be obtained by incurring unreasonable expenses.

Section 11.5 determines that claims under Section 11 will be barred after December 31, 2014.

(12) Duty to Cooperate (Section 12)

Section 12.1 obliges Bayer AG and LANXESS AG to perform any actions which are necessary or appropriate in connection with the transfer of the Spin-Off Assets and Liabilities.

For clarification purposes and complementary thereto, Section 12.2 provides that LANXESS AG will be provided with all business documents allocable or related to the Spin-Off Assets and Liabilities as kept by Bayer AG, that LANXESS AG will keep all these records and other documents for the statutory retention period and will ensure that Bayer AG may inspect these business documents and make copies of same, provided it has a legitimate interest in doing so. Further, LANXESS AG will be provided with all documents necessary to assert the rights transferred to it.

Conversely, Section 12.3 provides that all business documents which are allocable or related to the non-transferred assets and liabilities will remain with Bayer AG, Bayer AG will keep all records and other documents for the statutory retention period and will ensure that LANXESS AG may inspect these business documents and make copies of same, provided it has a legitimate interest in doing so. All documents necessary for asserting the rights remaining with Bayer AG will also remain with Bayer AG.

Pursuant to Section 12.4, business and trade secrets are to be kept confidential and the destruction of business documents by a party may only take place after express written consent has been obtained from the other party, even after the statutory retention period has expired. The parties agree to mutually assist each other in official proceedings for a specified period of time.

(13) Protection of Creditors and Internal Compensation (Section 13)

Pursuant to Section 133, paragraphs 1 and 3 of the German Transformation Act (Umwandlungsgesetz), Bayer AG is jointly and severally liable for fulfilling the obligations transferred to LANXESS AG, to the extent that they become due and claims against Bayer AG arising therefrom are brought before the courts within five years of the announcement of registration of the Spin-Off in the commercial register of Bayer AG. In this context, Section 13.1 provides that LANXESS AG will, at Bayer AG’s first request, indemnify Bayer AG against the relevant transferred obligations if and to the extent that creditors assert claims for such obligations against Bayer AG. The same applies in cases where such creditors assert claims against Bayer AG regarding collateral security.

Conversely, pursuant to Section 133, paragraphs 1 and 3 of the German Transformation Act (Umwandlungsgesetz), LANXESS AG is jointly and severally liable for fulfilling the obligations remaining with Bayer AG to the extent that they become due and claims against LANXESS AG arising therefrom are brought before the courts within five years of the announcement of registration of the Spin-Off in the commercial register of Bayer AG. If and to the extent that creditors assert claims against LANXESS AG for such obligations, pursuant to Section 13.2 of the Agreement, Bayer AG will, at LANXESS AG’s first request, indemnify LANXESS AG against the relevant obligation. The same applies in cases where such creditors assert claims against LANXESS AG regarding collateral security.

Section 13.3 provides for the case where creditors assert claims against LANXESS AG for obligations transferred under the Spin-Off and Acquisition Agreement and these obligations are covered under Bayer AG group insurance. Pursuant to Section 13.3, in such a case, Bayer AG will forward all insurance proceeds received for such claims to LANXESS AG.

All in all, the provisions of Section 13 ensure that obligations are in fact met by the contract party to whom such obligation is allocated under the Agreement.

(14) Exclusion of Claims (Section 14)

Section 14 excludes, to the extent legally permissible, all claims and rights of LANXESS AG against Bayer AG relating to the Spin-Off Assets and Liabilities.

(15) Grant of No-Par Shares, Trustee and Capital Stock Measures (Section 15)

Section 15.1 governs the consideration for the transfer of the Spin-Off Assets and Liabilities: Pursuant thereto, the stockholders of Bayer AG will receive, in proportion to their existing stockholding, one no-par bearer share of LANXESS AG for every ten no-par bearer shares of Bayer AG. In total, 73,034,192 no-par bearer shares will be granted to the stockholders of Bayer AG. The 73,034,192 shares granted to the stockholders of Bayer AG consist of the following:

•	72,984,192 new shares will be created by a capital stock increase of LANXESS AG. For purposes of carrying-out the Spin-Off, LANXESS AG will increase its capital stock by €72,984,192 from €50,000 to €73,034,192 (see Section 15.3). Each new no-par share represents €1 of the capital stock increase. Under the provisions of the German Transformation Act, the Spin-Off may only be registered with the commercial register after the carrying-out of the capital stock increase has been entered into the commercial register of LANXESS AG (Sections 125, sentence 1, 66, 130, paragraph 1, sentence 1 of the German Transformation Act (Umwandlungsgesetz));

•	the additional 50,000 shares of LANXESS AG that will be granted to the stockholders of Bayer AG are existing shares hitherto held by Bayer AG.

Pursuant to Section 15.2 of the Spin-Off and Acquisition Agreement, the shares to be granted to the stockholders of Bayer AG will participate in the profit as from January 1, 2004. In the event that the Spin-Off Date is postponed pursuant to Section 2.2 of the Agreement, the shares to be granted will participate in the profit as from the new Spin-Off Date.

Section 15.4 contains provisions on the total value at which LANXESS AG will acquire the contribution in kind from Bayer AG and on its treatment for accounting purposes. The total value will equal the commercial book value of the transferred net assets. To the extent that this value exceeds the capital stock increase amount of LANXESS AG, the excess amount will be allocated to capital reserves of LANXESS AG.

Pursuant to Section 71, paragraph 1, sentence 1 of the German Transformation Act (Umwandlungsgesetz), the transferor company must appoint a trustee for the receipt of the shares to be granted. Bayer AG has appointed Deutsche Bank AG, Frankfurt/Main, as trustee for receipt of the shares of LANXESS AG to be granted and as trustee for the delivery of such shares to the stockholders of Bayer AG. The trustee will be entitled to possession of the shares to be granted before registration of the Spin-Off and will be instructed to make the shares available to stockholders of Bayer AG after registration of the Spin-Off in the commercial register for Bayer AG.

(16) Grant of Special Rights (Section 16)

Pursuant to Section 126, paragraph 1, number 7 of the German Transformation Act (Umwandlungsgesetz), a spin-off agreement must contain particulars of special rights that the transferee company will grant or, in the case of Section 133, paragraph 2, sentence 2 of the German Transformation Act (Umwandlungsgesetz), that the transferor company will grant to individual stockholders or to holders of special rights (for example, stock options, shares without voting rights, preferred stocks, multiple voting stocks, bonds, participation rights). Particulars of the measures foreseen for these persons must also be given.

a)	With regard to special rights, Section 16.1 states that the rights of participants in the Stock Option Program (SOP), the Stock Incentive Program (SIP) and the Stock Participation Program (SPP) of Bayer AG will be adjusted in accordance with the principles of the DOW JONES STOXX Index Guide (January 2004, Version 7.3, in particular chapter 6 regarding spin-offs). These principles are reproduced in Appendix 16.1 to the Spin-Off and Acquisition Agreement.

LANXESS AG will adjust the rights of participants who on the Spin-Off Date are employees allocable to the future LANXESS Group and who on consummation are no longer employed by the Bayer Group or whose employment relationship has ended or will end in the period between the Spin-Off Date and Consummation Date. Bayer AG will adjust the rights of the rest of the participants. The implementation of the adjustments may also be carried out by affiliated companies.

LANXESS AG will indemnify Bayer AG, and companies affiliated with Bayer AG post-consummation from liabilities arising out of employee stock programs existing for participants who on the Spin-Off Date are employees allocable to the future LANXESS Group and who on consummation are no longer employed by the Bayer Group or whose employment relationship has ended or will end in the period between the Spin-Off Date and Consummation Date. Bayer AG will indemnify LANXESS AG and companies affiliated with LANXESS AG post-consummation from liabilities arising out of employee participation programs existing for the rest of the participants.

For details on the effects of the Spin-Off on the employee stock programs and of the adjustments of the participation programs, reference is made to the description in Section 18.8 of the Spin-Off and Acquisition Agreement.

b)	Rights to be described pursuant to Section 126, paragraph 1, number 7 of the German Transformation Act (Umwandlungsgesetz) include primarily those rights existing with the transferor company and which are transferred to the transferee company. However, rights already existing and which remain in existence within the transferee company are also included, as is the convertible bond described in Section 16.2 of the Spin-Off and Acquisition Agreement.

Pursuant to a resolution of its stockholders’ meeting in accordance with Section 221, paragraph 1 of the German Stock Corporation Act (Aktiengesetz), on September 15, 2004, LANXESS AG issued to Bayer AG a mandatory convertible bearer bond in the nominal amount of €200,000,000, divided into 2,000 partial bonds in the nominal amount of €100,000 each (the “Bonds”) and with a term until September 15, 2007. In a joint letter reproduced in Annex 4 of this Joint Spin-Off Report, Deutsche Bank Aktiengesellschaft and Morgan Stanley & Co. International Limited have confirmed that the rate of interest of the convertible bond and the conversion premium as set out in the terms and conditions of the bond are broadly consistent with those of similar instruments traded on the international capital markets.

The terms and conditions of the convertible bond are annexed to the Spin-Off and Acquisition Agreement in Appendix 16.2. They are described and their legal and economic aspects explained and substantiated as follows:

•	The convertible bond is a bearer-bond of LANXESS AG comprising specific obligations of LANXESS AG, essentially the duty to pay interest and the duty to deliver LANXESS shares.

•	The obligations of LANXESS AG to pay principal and interest as well as any other sums arising under the bond will be subordinated to the claims of all other creditors of LANXESS AG which are senior and not subordinated (see Section 2 of the terms and conditions of the bond).

•	LANXESS AG is obliged to pay 6 percent interest per year, however interest payments must be made on a quarterly basis which leads to an actual interest rate (effektiver Zinssatz) of 6.136 percent p.a. Under certain conditions, LANXESS AG is eligible to defer payments of interest until the bond matures on September 15, 2007, in which case the deferred interest payments are payable together with the accrued interest upon conversion of the bond (see Section 3 of the terms and conditions of the bond).

•	Save in exceptional circumstances, the bond will not be repaid in cash (see Section 11 of the terms and conditions of the bond). Rather, bondholders are obliged to convert the bond into shares of LANXESS AG on September 15, 2007 (mandatory conversion) (see Section 5 of the terms and conditions of the bond). During the term of the bond, though not earlier than approximately 6 months after the planned admission of the LANXESS shares to official trading on the stock market, bondholders may convert their bonds into shares of LANXESS AG (conversion right) between July 20, 2005 and July 20, 2007 (see Section 6 of the terms and conditions of the bond).

•	The conversion ratio, i.e., the number of shares to be delivered by LANXESS AG upon conversion of the bond, is contingent upon the arithmetic average of the volume-weighted daily closing prices of the LANXESS shares as quoted on the XETRA-System of Deutsche Börse AG within a period of 20 consecutive trading days ending on the third trading day immediately preceding the day of mandatory conversion (September 15, 2007) or, in the event of exercise of the conversion right, immediately preceding the day the conversion right is exercised (“Reference Share Price”), rounded to the nearest full cent, which is calculated as follows (see the detailed description in Section 5 of the terms and conditions of the bond): If the Reference Share Price is less than or equal to the arithmetic average of the volume-weighted daily closing prices of the LANXESS shares as quoted on the XETRA-System of Deutsche Börse AG on the first ten trading days of the LANXESS shares following and including their first trading day rounded to the nearest full cent (“Initial Share Price”), the conversion ratio is obtained by dividing the nominal amount of the partial bond by the Initial Share Price. If the Reference Share Price is higher than or equal to the Initial Share Price multiplied by 1.15 (“Conversion Price”), the conversion ratio is the number of shares that result from dividing the nominal amount of the bond by the Conversion Price. If the Reference Share Price is neither less than or equal to the Initial Share Price nor greater than or equal to the Conversion Price, the conversion ratio is the number of shares that result from dividing the nominal amount of the bond by the Reference Share Price. The Initial Share Price and the Conversion Price will be adjusted in the event that LANXESS AG undertakes certain measures and provided that LANXESS AG does not make use of other options. For more details, see the anti-dilution provisions in Section 10 of the terms and conditions of the bond.

•	The terms and conditions of the bond in Section 6, paragraph 4 contain special provisions for the event of a takeover bid as defined in Section 29, paragraph 1 of the German Takeover Code (Wertpapiererwerbs- und Übernahmegesetz) or a mandatory offer pursuant to Section 35 of the German Takeover Code.

•	The LANXESS-shares to be delivered upon conversion participate in the profit from the beginning of the financial year in which they are issued.

•	Further, the terms and conditions of the bond contain various provisions of a rather technical nature (see Section 4 of the terms and conditions of the bond relating to “Currency; Payments”, Section 7 regarding “Authorized Capital (Genehmigtes Kapital)”, Section 8 on “Exercise of Conversion Right”, Section 9 on “Delivery of Shares; Compensation for Fractions of Shares”, Section 13 “Notices”, Section 14 “Prescription”, Section 15 “Miscellaneous” (governing law, place of performance and place of jurisdiction) and Section 16 “Language”, detailed anti-dilution provisions, Section 10 of the terms and conditions of the bond, limited termination rights for bondholders, Section 11 of the terms and conditions of the bond, and Section 12, a provision on “Substitution of Issuer; Transfer of Domicile”.

The same stockholders’ meeting of LANXESS AG that resolved upon the convertible bond also resolved upon an authorized capital in the amount of €36,517,096 and, inter alia, authorized the Board of Management, with the approval of the Supervisory Board, to exclude subscription rights to the extent necessary in order to grant new no-par shares to holders of convertible bonds upon exercise of their conversion rights or in fulfillment of the mandatory conversion arising out of the convertible bond in the nominal amount of €200,000,000 as resolved by the stockholders’ meeting on September 15, 2004. The authorized capital amount will be registered in the commercial register of LANXESS AG immediately following registration of the capital stock increase for purposes of carrying-out the spin-off (see Section 15.3 of the Spin-Off and Acquisition Agreement). LANXESS AG will apply to register the authorized capital accordingly and will make every effort to ensure that the shares to be granted upon conversion are admitted promptly to official trading as well as to that part of official trading on the Frankfurt Stock Exchange having further admission requirements (Prime Standard).

With the Spin-Off, Bayer AG seeks an Investment Grade Rating for LANXESS AG, and also expects an improvement for Bayer AG in various key ratings data. Both of these goals should be attained with the issuance of the mandatory convertible bond, given that rating agencies essentially attribute a predominantly equity capital character to such instruments and Bayer AG will receive a corresponding claim against LANXESS AG. The issuance of the convertible bond will allow LANXESS AG to obtain a better rating than would otherwise be possible. A better rating will strengthen LANXESS AG’s standing in the capital markets and facilitate borrowing and the issuance of particular financial instruments on capital markets. All in all, the convertible bond will be of benefit to LANXESS AG and its future stockholders.

The terms and conditions of the bond are structured as to attain the following goals:

•	The fact that the conversion rights will only be exercisable from July 20, 2005 at the earliest will prevent negative effects on the share price of the LANXESS-shares immediately following their admission to official trading on the stock-market.

•	Mandatory conversion upon maturity dispenses with the necessity, save in exceptional circumstances, for LANXESS AG to repay the bond in cash (see Section 11 of the terms and conditions of the bond).

•	Mandatory conversion upon maturity also ensures that the bond will in fact be converted into equity capital on the balance sheet, thereby effectively increasing the equity ratio of LANXESS AG.

In the same stockholders’ meeting of LANXESS AG, an authorized capital was resolved upon in the amount of up to €36,517,096. The authorized capital as such is not earmarked for a specific purpose, rather enables LANXESS AG to increase its stock capital without a separate resolution of the stockholders’ meeting being necessary. The particular nature of the authorized capital enables LANXESS AG to fulfill its obligations as regards the delivery of LANXESS-shares to bond creditors upon exercise of their conversion rights or in fulfillment of the mandatory conversion. This relates in particular to the authorization of the Board of Management to exclude subscription rights to the extent necessary in order to grant new no-par shares to holders of convertible bonds upon exercise of their conversion rights or in fulfillment of the mandatory conversion arising out of the convertible bond in the nominal amount of €200,000,000 as resolved by the stockholders’ meeting on September 15, 2004. The authorization to exclude subscription rights to the extent described was necessary to ensure that the shares resulting from the utilization of the authorized capital could be used for fulfillment of LANXESS AG’s obligations upon exercise of the conversion right and in fulfillment of the mandatory conversion. A conditional capital increase, under which there is no subscription right, and which is customarily used for the fulfillment of obligations arising out of conversion rights, was not an option due to the statutory limitations on volume.

The convertible bond was fully assumed by Bayer AG. The convertible bond as such does not, however, confer any influence over LANXESS AG on Bayer AG. Bayer AG will become stockholder of LANXESS AG only upon the exercise of the conversion right or the fulfillment of the mandatory conversion, respectively, and to the extent that LANXESS shares are delivered to Bayer AG on the basis of the conversion ratio. As demonstrated by the Spin-Off, Bayer AG has no strategic interest in a shareholding LANXESS AG and therefore does not intend to retain the shares acquired through conversion in the long term or to use them in order to exercise influence over LANXESS AG. Rather, Bayer AG intends to dispose of these shares in a way that affects the market price of the shares as little as possible.

LANXESS AG and Bayer AG resolved to issue a convertible bond as, taking into account the above-described circumstances, it lies in the interest of and is beneficial to Bayer AG and to the stockholders of LANXESS AG existing at the time of the spin-off.

c)	Section 16.3 of the Spin-Off and Acquisition Agreement explicitly states that besides the rights described in Sections 16.1 and 16.2 no rights for individual stockholders or holders of special rights within the meaning of Section 126 paragraph 1 number 7 of the German Transformation Act (Umwandlungsgesetz) are granted and no measures within the meaning of this statutory provision will be provided for such persons.

(17) Grant of Special Advantages (Section 17)

Section 126 paragraph 1 no. 8 German Transformation Act (Umwandlungsgesetz) requires that spin-off agreement contain descriptions of special advantages granted to the members of representative or supervisory body or auditors of the financial statements or of the spin-off connection with the spin-off.

The members of the Board of Management of LANXESS AG were appointed on September 2004. In view of the short term of office of the Board of Management Members and the fact that

Bayer AG prepared all of the financial information contained in the Joint Spin-Off Report of the Boards of Management of LANXESS AG and Bayer AG, and Bayer AG in particular will publish financial information and disclosures intended for U.S. stockholders, Bayer AG irrevocably agrees to indemnify each member of the board of management of LANXESS AG from any possible personal liability for violation of duties imposed upon him as a result of his appointment to the board of management of LANXESS AG arising out of or in connection with the financial information and disclosures related thereto. The indemnity pertains to financial information and disclosures to the extent contained in the joint spin-off report, in the appendix intended for U.S. stockholders or in further documents which are based on the financial information. There will be no duty to indemnify in the event of liability as a result of gross negligence or intentional breach of duty. The fact that the financial information was not subject to the usual thorough review will not be considered gross negligence.

Other than this, no special advantages within the meaning of Section 126 paragraph 1 number 8 of the German Transformation Act (Umwandlungsgesetz) will be conferred on members of the Board of Management or Supervisory Board of the companies involved in the spin-off or on auditors of the financial statements or of the spin-off.

(18) Effects of the Spin-Off for Employees and their Representative Bodies (Sections 18 — 20)

Pursuant to Section 126 paragraph 1 number 11 German Transformation Act (Umwandlungsgesetz), it is compulsory that a spin-off agreement contain descriptions of the effects of the spin-off for employees and their representative bodies and all planned measures related to employees and their representative bodies. The relevant detailed descriptions are contained in Sections 18 — 20 of the Spin-Off and Acquisition Agreement. These provisions do not contain any contractual agreements between the parties to the Spin-Off and Acquisition Agreement, but only describe the effects of the spin-off occuring by law or as a consequence of agreements between employer and employees. Besides the descriptions contained in Sections 18 — 20 of the Spin-Off and Acquisition Agreement, Part VII of this Report contains detailed information on the effects of the Spin-off for employees and their representative bodies. Those statements are hereby referred to.

(19) Taxes (Section 21)

Section 21 contains provisions on the preservation of tax-relevant structures and for ensuring that LANXESS AG qualifies as taxable person (entrepreneur) for value-added tax purposes.

LANXESS AG inter alia undertakes to continue operating the LANXESS Corporate Center spun off from Bayer AG in terms of functions and amount of personnel existing on the Consummation

Date until at least December 31, 2005. LANXESS AG will continue to essentially provide the services so far performed by the LANXESS Corporate Center until at least December 31, 2005.

(20)	Articles of Association and Master Agreement (Section 22)

The articles of association of LANXESS AG currently provide for a supervisory board consisting of three members and which is not subject to co-determination. These provisions will be adjusted after conducting so-called status proceedings intended to adjust the supervisory board to the circumstances after the spin-off takes effect. The articles must also be adjusted to reflect the authorized capital resolved by the annual stockholders’ meeting on September 15, 2004. This is ensured by Section 22.1. Pursuant to Section 22.1, Bayer AG undertakes to amend the articles of association of LANXESS AG before the spin-off takes effect so that after registration of the authorized capital as resolved on September 15, 2004 (see Section 16.2) and after conducting the status proceedings (see Section 20.1), they will correspond to the version attached as Appendix 22.1 of the Spin-Off and Acquisition Agreement.

Section 22.2 also contains a reference to the so-called Master Agreement which will be concluded between Bayer AG and LANXESS AG concurrently with the Spin-Off and Acquisition Agreement. The text of the Master Agreement is annexed to the Spin-Off and Acquisition Agreement as Appendix 22.2. The Master Agreement forms an integral part of the Spin-Off and Acquisition Agreement. It will be described separately below in Part XI.2. of this Report.

(21)	Costs and Taxes (Section 23)

Section 23 of the Spin-Off and Acquisition Agreement contains provisions relating to costs and taxes. In principle, Bayer AG will bear the costs arising in connection with the notarization of the Spin-Off and Acquisition Agreement and its performance prior to the Consummation Date (including the costs of the spin-off report, spin-off audit and planned admission to official trading as well as the respective fees for professional advisors and banks associated therewith). Each party will bear its own costs for the respective stockholders’ meeting and costs associated with applying for registration and registration in the commercial register. The transfer taxes arising in connection with the notarization of the Spin-Off and Acquisition Agreement and its performance will be borne by LANXESS AG. All other taxes incurred will be borne by that party deemed to be the tax debtor pursuant to tax laws.

(22)	Final Provisions (Section 24)

Section 24 contains various final provisions. Inter alia, Section 24.2 provides that all disputes arising in connection with the Master Agreement or concerning its validity will be finally settled by arbitration pursuant to the arbitration rules of the Deutsche Institution für

Schiedsgerichtsbarkeit e.V. (DIS) without recourse to the ordinary courts of law. Section 24.5 contains the customary rule on the replacement of void or unenforceable provisions of the agreement by provisions reflecting the contract parties’ commercial intent and purpose (so-called severability clause).

2.	Master Agreement

In addition to the Spin-Off and Acquisition Agreement explained in Part XI.1, Bayer AG and LANXESS AG will enter into a further so-called Master Agreement, which forms part of the Spin-Off and Acquisition Agreement.

(1)	Background and Purpose

Essentially, the Master Agreement has the following purposes:

The formation of the subgroup LANXESS (defined as the “LANXESS Subgroup” in the Master Agreement) will be carried out by numerous individual measures taken domestically and abroad. Specifically, the following measures will be taken, each of which are defined in the Master Agreement: (i) the Chemicals Spin-Off, (ii) the MaterialScience Spin-Off, (iii) the Service Transfers and (iv) the Foreign Transfers (collectively defined in the Master Agreement as the “Measures for Formation of the LANXESS Subgroup”). Among other things with the support of catch-all provisions, the Master Agreement ensures that the formation of the LANXESS Subgroup will in fact be achieved by means of these individual measures and also that certain principles and minimum standards will be met. The objective is to ensure the global viability and continuation of the subgroup LANXESS. The Master Agreement also settles further questions arising in connection with the Measures for Formation of the LANXESS Subgroup.

Furthermore, the Master Agreement conclusively settles how product liability as well as liability for environmental contamination and antitrust violations will internally be apportioned as between the future Bayer Group and the future LANXESS Group.

In addition, the Master Agreement contains terms which will govern the relationship between the future Bayer Group and the future LANXESS Group during the period from the Consummation Date up to the point at which the LANXESS Subgroup is completely separated from the Bayer Group.

(2)	Structure and Organization of the Master Agreement

The Master Agreement is divided into four parts. After an introductory preamble, Part I (Sections 1 to 5) sets out the provisions to ensure the formation of the LANXESS Subgroup. In Part II (Sections 6 to 9), details are given regarding how product liability as well as liability for environmental contamination and antitrust violations will internally be apportioned as between the future Bayer Group and the future LANXESS Group. Part III (Sections 10 to 13) deals with basic policies, the duty to cooperate and certain rules of conduct for the period starting on and from the Consummation Date. Finally, Part IV (Sections 14 to 17), which is entitled “Miscellaneous”, contains provisions regarding the assertion of claims arising out of the Master Agreement, costs and taxes, and the geographical scope of applicability, as well as the usual concluding provisions.

Important aspects and content of the provisions of the Master Agreement are described below.

(3)	Catch-All Provisions for the Foreign Transfers and the Service Transfers (Section 1)

In connection with ensuring the formation of the LANXESS Subgroup, Section 1 provides catchall provisions for the Foreign Transfers and the Service Transfers (for the latter, see Section 1.1.7 of the Master Agreement) as well as for the legal transactions in preparation of the Foreign Transfers and the Service Transfers, which will be effected by way of singular succession from economic assets. The catch-all provisions provide rules for the following situations:

•	An item in the widest sense (thing, right, obligation, agreement, etc.) which according to the relevant measure is to be transferred to a so-called Acquiring LANXESS Company (see the definition in the Master Agreement) is in fact not transferred on consummation of the measure: in this case, Section 1.1.1 provides that the item will be transferred by means of a separate act and the parties involved in the relevant transaction will adopt the same positions as if the relevant item had been transferred as of the economic effective date agreed in each case.

•	An item which is not to be transferred is in fact transferred: in this case, Section 1.1.2 provides that the item will be retransferred and the relevant parties involved will adopt the same positions as if the item had not been transferred.

•	An item is not transferred because it is mistakenly not included in the items to be transferred or an item is transferred because it is mistakenly included in the items to be transferred: Section 1.1.3 provides in this case that the terms of Sections 1.1.1 or 1.1.2, as the case may be, will apply correspondingly.

•	The transfer of an item which involves a third party is not possible or is only possible by incurring unreasonably high expenses or is impractical: Section 1.1.4 provides in this case that a transfer or retransfer will be dispensed with and the relevant parties involved will, as between themselves, adopt the same positions as if the transfer had also become effective in relation to third parties as of the economic effective date agreed in each case.

In some cases, prior to undertaking the Measures for Formation of the LANXESS Subgroup, particularly where the Formation of the LANXESS Subgroup was achieved through transfer of direct or indirect subsidiaries of Bayer AG to an acquiring LANXESS Company and where items owned by these transferred subsidiaries were to remain in the Bayer Group, it was necessary to transfer such items through preliminary transactions to companies remaining in the Bayer Group. Section 1.1.6 ensures that the catch-all provisions contained in Sections 1.1.1 to 1.1.5 also apply to these transfers. Pursuant to Section 1.1.7, claims under Section 1 will be barred after December 31, 2014.

(4)	Ensuring the Continuation of the LANXESS Subgroup (Section 2)

The purpose of Section 2 is to ensure the worldwide functioning and continuation of the LANXESS Subgroup. Besides applying to the Foreign Transfers and Service Transfers, this provision also applies to the Chemicals and MaterialScience Spin-Offs. It lays down certain fundamental rules and absolute minimum standards regarding the Formation of the LANXESS Subgroup — irrespective of the individual measures and contracts — and sets up rules for their enforcement.

First, the provision describes the state of the LANXESS Subgroup aimed at by the Parties in undertaking the Measures for Formation of the LANXESS Subgroup (Section 2.1). Pursuant to it , all assets required by the Acquiring LANXESS Company to continue running the relevant part of the LANXESS Subgroup to the same extent existing at the time of consummation of the relevant measure will be transferred to the relevant Acquiring LANXESS Company or at least a right of use (beneficial ownership) will be granted. For cases where this is not achieved at the consummation of a measure, Section 2.2 specifies individual measures to be undertaken by the Parties:

•	An asset required to continue running the relevant part of the LANXESS Subgroup existing at the time of the consummation of the relevant measure which was not transferred and a right to use (beneficial ownership) of which was not granted, will initially be transferred in a separate transaction;

•	To the extent that a transfer is not legally possible or is only possible by incurring unreasonable expenses or is impractical, rights of use will be granted with respect to the asset;

•	To the extent that this is also not legally possible or is only possible by incurring unreasonable expenses or is impractical, the relevant companies will adopt the same positions economically as if the transfer or grant of rights of use had occurred as of the effective date agreed in each case, provided however there will be no right to claim for indirect damages or other consequential damages such as loss of profit and loss of production;

•	No claims will be made under Section 2.2 to the extent that the assets are not material for the continuation of activities of the LANXESS Subgroup carried out by the Acquiring LANXESS Company. Claims will also not be made under Section 2.2 to the extent that the continuation of the relevant part of the LANXESS Subgroup is assured through appropriate service or supply agreements which have already been concluded;

•	Where the consent of third parties or an approval under public law is required for a transfer or a grant of rights of use in the above cases, the contract parties will make every effort to obtain such consent or approval;

•	Claims under Section 2 will be barred after December 31, 2014.

(5)	Costs and Taxes Relating to the Formation of the LANXESS Subgroup (Section 3)

Section 3 governs the principles of allocation of costs and taxes for formation of the LANXESS Subgroup. Costs incurred prior to the Consummation Date and costs relating to formation measures incurred in the period from the Consummation Date up to June 30, 2005 which were commissioned before the Consummation Date are borne by Bayer AG or by the relevant transferring company affiliated with it. Income taxes arising prior to the Economic Effective Date will also be borne by Bayer AG or the relevant transferring company affiliated with it. Income taxes arising after this date will in principle be borne by the relevant company involved in the measure which under applicable tax laws is the tax debtor. However, transaction taxes — regardless of when they arise — will be borne by LANXESS AG or by the relevant acquiring company affiliated with LANXESS.

Further, Section 3 harmonizes the rules on income taxes for formation of the LANXESS Subgroup between Bayer AG and LANXESS AG including refunds for tax reductions and tax increases incurred due to tax audits.

(6)	Separation of Assets and Obligations (Section 4)

Section 4 makes allowances for the fact that it cannot be ruled out that, as a result of the worldwide realignment of the Bayer Group in the years 2002/2003 and as a result of the Measures for Formation of the LANXESS Subgroup, obligations and the assets required to fulfill these obligations may have been assigned to different companies of the Bayer Group (as it existed prior to the Consummation Date). For such a case, Section 4 provides — in simplified terms — that between the contract parties, the contract party with whom the asset required to fulfill an obligation has remained will fulfill the obligation to the third party and will receive any compensation owed by the third party. Companies affiliated with the party owing the obligation are not third parties within the meaning of Section 4. Claims under Section 4 must be made against the other contract party in writing by December 31, 2009.

(7)	Apportionment of Liability (Section 5)

Section 5 contains general rules on the apportionment of liability between the Bayer Group and the LANXESS Group. Pursuant to these rules, the LANXESS Group will only be liable for liability claims allocated to it. Conversely, the Bayer Group will be liable for all liability claims not allocated to the LANXESS Group. These rules do not apply to liability for environmental contamination, antitrust violations and product liability. Sections 6, 7 and 8 of the Master Agreement contain special rules in this regard.

The relevant point in time is the Consummation Date of the Spin-Off, i.e., the date of the entry of the Spin-Off into the commercial register of Bayer AG. Accordingly, Bayer AG will indemnify LANXESS AG and all companies affiliated with it against liability arising by statute or by application of common law for obligations of Bayer AG or companies affiliated with it which existed at the Consummation Date and which were not allocated to LANXESS AG or companies affiliated with it by the Measures for Formation of the LANXESS Subgroup or the Spin-Off. Conversely, LANXESS AG will indemnify Bayer AG and all companies affiliated with it against liability arising by statute or by application of common law for obligations of LANXESS AG or companies affiliated with it which existed at the Consummation Date and which were allocated to LANXESS AG or companies affiliated with it by the Measures for Formation of the LANXESS Subgroup or the Spin-Off. These provisions will ensure that the LANXESS Group will only be liable for obligations allocated to it and will in particular not be liable for obligations of the Bayer CropScience and Bayer HealthCare subgroups.

(8)	Liability for Environmental Contamination (Section 6)

Section 6 of the Master Agreement regulates which of the contract parties, as between themselves, will be liable for environmental contamination regarding properties which was caused or arose prior to the Economic Effective Date. If a contract party is liable, that contract party will, subject to further obligations, fully indemnify the other contract party and the companies affiliated with it for any liability arising out of private or public law to public authorities or other third parties for environmental contamination of the relevant property.

The rule on the apportionment of liability for environmental contamination contained in Section 6 essentially establishes liability based on the condition of the properties used by the relevant contract party or its affiliates on the Economic Effective Date (Zustandshaftung). This criterion was chosen for the apportionment of liability because it is appropriate, manageable and allows for a higher degree of legal certainty to be expected from its application than from the application of other principles of allocation of liability, e.g. the principle of causation-based liability (Verursachungshaftung). The application of the principle of causation-based responsibility causes particular problems where causal actions occurred a long time ago. The liability provision in Section 6, however, contains individual elements of causation-based liability as well.

In the end, the liability under Section 6 attaches to the relevant properties concerned and — in simplified terms — differentiates as follows:

(a)	Liability for Environmental Contamination of LANXESS Properties (Section 6.1)

LANXESS AG is in principle liable — subject to an existing opportunity for exoneration (see below) — for all environmental contamination of the so-called LANXESS Properties. In essence, LANXESS Properties are all properties located both in Germany and abroad and used by the LANXESS Subgroup on the Economic Effective Date (and certain other properties) which in part — mainly in foreign jurisdictions — have already been purchased by companies of the future LANXESS Group from Bayer AG or — as regards the properties located in the Leverkusen, Dormagen, Krefeld-Uerdingen und Brunsbüttel chemical parks — will be purchased from Bayer AG under agreements for the sale of real property yet to be concluded. The properties located in the Leverkusen, Dormagen, Krefeld-Uerdingen und Brunsbüttel chemical parks that are yet to be purchased are specified in Appendix 6.1.1. However, LANXESS AG is not liable if it can successfully provide exonerating evidence, as described in the Master Agreement, that the environmental contamination (i) was either caused by a so-called Bayer Property (via the groundwater) or (ii) was caused by Bayer AG or a company affiliated with Bayer AG after the Economic Effective Date, in which case Bayer AG will be liable.

(b)	Liability for Environmental Contamination of BAG Properties (Section 6.2)

Bayer AG on the other hand is in principle — subject to an existing opportunity for exoneration (see below) — liable for all environmental contamination of the so-called BAG Properties. The BAG Properties as defined in the Master Agreement are essentially all properties owned by Bayer AG or its affiliated companies on the Economic Effective date or used by Bayer AG or its affiliated companies on the Economic Effective Date (except LANXESS Properties). However — analogous to the liability provision for the LANXESS Properties — Bayer AG will not be responsible for environmental contamination of these properties if it can successfully provide exonerating evidence as described under (a) above, in which case LANXESS AG will be liable.

(c)	Liability for Environmental Contamination of Other Properties (Section 6.3)

With regard to potential liability for environmental contamination of third party properties (all properties other than LANXESS Properties and BAG Properties), the Master Agreement provides that LANXESS AG will be liable for environmental contamination if it was caused by a LANXESS Property (via the groundwater), and Bayer AG will be liable if the environmental contamination was caused by a BAG Property (via the groundwater).

(d)	Liability for Environmental Contamination by Reference to List of Properties (Section 6.4)

Section 6.4 is a special provision regarding the liability for environmental contamination of properties specified on a so-called list of properties (incl. landfills; Appendix 6.4 of the Master Agreement). Pursuant thereto, Bayer AG and LANXESS AG are liable for environmental contamination of these properties to the extent stated in the list unless the relevant contract party is able to provide exonerating evidence that the environmental contamination was caused by the other contract party or a company affiliated with it after the Economic Effective Date.

(e)	Liability for Environmental Contamination arising from Purchase and Acquisition Agreements

Section 6.5 contains another special provision. According to this provision, LANXESS AG is liable for environmental contamination in connection with the sold companies, businesses, factories and plants listed in Appendix 6.5 pursuant to the respective purchase and acquisition agreement. The liability for environmental contamination in connection with the sold companies, businesses, factories and plants not listed in Appendix 6.5 is in principle — subject to certain exceptions — assumed by Bayer AG.

Pursuant to Section 6.6 the liability of LANXESS AG and the companies affiliated with it for environmental contamination under Section 6, which was caused before the Economic Effective Date, will not exceed €350 million. However — in simplified terms — only costs for measures, the taking of which the contract parties have agreed upon, which were ordered (by authorities or courts) or which were actually taken (for details, see Section 6.6.2), in each case by the end of 2009, are included in the maximum liability amount. And costs for such measures will not be included in the maximum liability amount if they are (i) the consequence of unjustified investigations initiated or performed by LANXESS AG or companies affiliated with it, or if they are (ii) the consequence of information disclosed to authorities or other third parties without justification by LANXESS AG or companies affiliated with it. Due to these limitations, the maximum liability amount contractually agreed with Bayer AG does not considerably limit the liability of LANXESS AG for environmental contamination.

Section 6.7 specifies the requirements for the duty to indemnify and details of procedure. Pursuant thereto, a duty to indemnify under Section 6 will only exist to the extent that the contract party to be indemnified is required to take measures pursuant to incontestable (final and binding, unappealable) or immediately enforceable decisions of authorities or courts or as a result of agreements subject to public law in which the other Contract Party participated and consented, or if the contract parties have agreed on the implementation of necessary measures in connection with environmental contamination or if necessary measures in connection with environmental contamination cannot be postponed for legal reasons. On the other hand, an obligation to indemnify under Section 6 does not exist at all to the extent that costs are incurred by measures which are (i) the consequence of unjustified investigations initiated or performed by the other Contract Party or companies affiliated with it, or which are (ii) the consequence of information disclosed to authorities or other third parties without justification by the other contract party or by companies affiliated with it.

Sections 6.7.3 — 6.7.5 set up in detail duties of the contract parties to act, to cooperate and to inform as well as rules of procedure.

In connection with the MaterialScience Spin-Off and the Chemicals Spin-Off, property lease agreements relating to the properties used by the LANXESS Subgroup will be transferred to LANXESS Deutschland GmbH. These will remain applicable during the interim period until conclusion of a property purchase agreement between LANXESS Deutschland GmbH and Bayer AG regarding the majority of the so-called LANXESS Properties. According to Section 6.8, the provisions of Section 6 will prevail where they deviate from provisions contained in the property lease agreements.

Section 6.10 will ensure that only substantial claims be made between the contract parties.

(9)	Product Liability (Section 7)

Section 7 of the Master Agreement regulates the allocation of liability for duties and obligations from product liability claims between the contract parties. Product liability claims is defined to include claims by third parties while excluding claims between the contract parties. The latter are expressly excluded. To the extent a contract party is liable, it will indemnify the other contract party and any companies affiliated with it against these product liability claims. With regard to the allocation of liability, Section 7 essentially provides for the following distinctions:

•	The LANXESS Subgroup, on the one hand, and the Bayer Group (without the LANXESS Subgroup), on the other hand, will generally be liable for any product liability claims arising out of or in connection with defective products which were introduced to the market in the past or will be introduced into the market prior to the Consummation Date by any of their respective business divisions operating on the Economic Effective Date (Section 7.1). Products introduced to the market by the relevant business unit will be identified by the so-called UVP number assigned to each product.

•	The Master Agreement does not contain rules regarding the allocation of product liability claims arising out of or in connection with defective products which will be introduced to the market starting with the Consummation Date. For their treatment, Section 7.2 refers to the respective applicable laws.

•	Section 7.3, sentence 1 contains a special provision for defective products introduced to the market by the sold companies, businesses, factories and plants listed in Appendix 7.3, the liability for which will lie with LANXESS AG. Phrase 2 clarifies, that Bayer AG will in principle be liable for defective products introduced to the market by entities other than the sold companies, businesses, factories and plants listed in Appendix 7.3.

•	Section 7.4 contains another special provision regarding product liability claims for specific products, particularly products of the business areas and business divisions of the Bayer Group allocable to the LANXESS Subgroup and which are assigned to LANXESS AG. Sentence 2 clarifies that, subject to other provisions in the Master Agreement, the product liability for any other products lies with Bayer AG.

Section 7.5 clarifies that the provisions on the allocation of product liability claims for products introduced to the market prior to the Consummation Date between Bayer AG and the LANXESS Group will only apply to product liability claims asserted by third parties whereas claims asserted by Bayer AG against LANXESS AG and vice versa are excluded. Section 7.6 contains a definition of “introduction-to-market” for purposes of the Master Agreement. Pursuant thereto, an introduction to market of a product within the meaning of the Master Agreement will only be deemed to have occurred if the product in question was introduced to market outside of the Bayer Group (as it existed at the time of the relevant introductory act). The purpose of this provision is to ensure that only deliveries to third parties will be relevant for the allocation of product liability claims under the Master Agreement, whereas upstream deliveries within the Bayer Group will be irrelevant. Lastly, Section 7.7 contains a number of procedural rules, duties of the contract parties to cooperate and to inform and rules on the allocation of costs.

(10)	Liability for Antitrust Violations (Section 8)

Section 8 of the Master Agreement regulates the allocation of liability for antitrust claims between the contract parties. Antitrust Claims within the meaning of the Master Agreement are duties and obligations relating to the payment of fines, pecuniary and other (additional) penalties, relating to damage claims of third parties including payment of criminal sanctions, third party claims for the transfer of surplus proceeds or advantages arising out of antitrust violations. In connection with the allocation of liability for antitrust claims, the Master Agreement differentiates between liability for General Antitrust Violations and liability for Certain Antitrust Violations.

(a)	With respect to the liability for General Antitrust Violations, LANXESS AG is liable for antitrust claims arising out of antitrust violations committed by the LANXESS Subgroup whereas Bayer AG is liable for antitrust claims arising out of antitrust violations committed by the Bayer Subgroup. To the extent a contract party is liable, it will reimburse the other contract party and the companies affiliated with it for the expenses incurred as necessary to fulfill these antitrust claims. However a contract party will only have a duty to reimburse for expenses incurred in fulfilling the antitrust claims arising out of (i) incontestable decisions of authorities or courts, or (ii) irrevocable and final court or out-of-court settlements which were issued or concluded after the Economic Effective Date. A duty to reimburse will not exist if the reimbursement in the specific case would be illegal or a criminal offense under the respective applicable laws. Rights of indemnity of the contract parties will be excluded. Section 8.1.4 contains a special provision on the scope of the duty to reimburse. Pursuant thereto, subject to certain requirements, the duty to reimburse will encompass payment of the amount of the reimbursement owed and payment of an amount to compensate for tax disadvantages for payments which are not or only partially tax deductable.

(b)	Complementary to such general principle, Section 8.2 contains provisions on the liability for the so-called Certain Antitrust Violations. This refers to the liability for antitrust claims arising out of or in connection with those proceedings which relate or were related to Bayer AG’s former Rubber business group and which are allocable to the LANXESS Subgroup (referred to in the Master Agreement as “Antitrust Proceedings”). Official criminal and civil law proceedings relating to these products are pending against Bayer AG and several companies affiliated with it, in particular in the U.S., Canada and Europe. The contract parties intend to adopt the same positions that they would have been in had the relevant antitrust claim been divided vis-à-vis third parties according to the rules set out in detail in the Master Agreement — and briefly described below — and as if each contract party were liable vis-à-vis third parties to this extent.

•	At the heart of the provisions on allocation of the liability for antitrust claims arising out of or in connection with Antitrust Proceedings lies the rule that between the contract parties, LANXESS AG will be liable for 30% and Bayer AG will be liable for the remaining 70% of the respective antitrust claim (Section 8.2.1); to the extent a contract party is liable, it will reimburse the other contract party against the expenses incurred by it or by companies affiliated with it as necessary to fulfill these antitrust claims;

•	The total liability of LANXESS AG for antitrust claims arising out of or in connection with Antitrust Proceedings will in principle not exceed €100 million (Maximum Liability Limit). To the extent that payments made for such antitrust claims by Bayer AG or by companies affiliated with it are not or only partially tax deductable, these tax disadvantages must be compensated and such compensation is not included in the Maximum Liability Limit. Besides being limited by the Maximum Liability Limit, payments are limited to €50 million per calendar year; amounts exceeding this threshold are carried forward to the next calendar year.

To the extent that the total amount of expenses incurred by LANXESS AG or a company affiliated with it in fulfilling antitrust claims arising out of or in connection with Antitrust Proceedings exceeds the Maximum Liability Limit, Bayer AG will be fully liable for these antitrust claims and, to the extent the expenses exceed the Maximum Liability Limit, will reimburse LANXESS AG for all expenses incurred by it and by companies affiliated with it as necessary to fulfill the antitrust claims.

•	A contract party will only have a duty to reimburse for expenses incurred in fulfilling antitrust claims arising out of (i) incontestable decisions of authorities or courts, or (ii) irrevocable and final court or out-of-court settlements which were issued or concluded after the Economic Effective Date. A duty to reimburse will not exist if the reimbursement in the specific case would be illegal or a criminal offense under the respective applicable laws. Rights of indemnity of the contract parties will not apply.

•	Costs for external assistance in these Antitrust Proceedings will also be divided between LANXESS AG and Bayer AG on a 30:70 basis. These amounts however will not be included in the Maximum Liability Limit.

•	Antitrust Claims attributable to parts of the LANXESS Subgroup which are situated or operated in the U.S. are included in the Maximum Liability Limit.

(11)	Insurance Benefits and Third Party Compensation (Section 9)

Section 9 contains rules on forwarding and on deduction of insurance benefits or compensation from other third parties received in connection with product liability claims, liability for environmental contamination and antitrust violations. It also sets out rules on enforcement and assignment of claims against third parties.

(12)	Subsidies (Section 10)

Section 10 regulates claims to reimbursement arising out of or in connection with obligations to return public subsidies after the Economic Effective Date, to the extent that these obligations to return subsidies are the result of the conduct of the other contract party, as well as mutual duties to inform intended to prevent obligations to return subsidies. The rules of procedure set out in Section 7.7 apply correspondingly.

(13)	Shared Usage of IT Resources (Section 11)

As for technical reasons, a complete separation of networks, servers, applications and data (hereinafter, “IT Resources”) by the Consummation Date is not possible, the contract parties, in emphasizing the obligation to take into account each other’s interests, have come to an understanding on the temporary shared usage of IT Resources by their business units until complete separation has taken place (Section 11.1). As a complete migration of the data required for the business operations of LANXESS AG will not even be attainable in the future but some of the data will remain permanently with Bayer AG and companies affiliated with Bayer AG, the contract parties agreed in Section 11.2 that LANXESS AG will have the right to access data pertaining to the LANXESS Subgroup, and such right will be unlimited in time and free of charge.

(14)	Treatment of Confidential Information (Section 12)

Section 12 contains numerous customary regulations regularly found in confidentiality agreements intended to ensure that each contract party protects confidential information of the other contract party.

(15)	Duty to Cooperate (Section 13)

Section 13 contains a number of rules of conduct and duties to cooperate applicable to LANXESS AG and Bayer AG after the Consummation Date. This includes the duty to make all declarations and to perform other actions necessary or appropriate in connection with the Formation of the LANXESS Subgroup, further the duty to keep business documents and, to the extent that a legitimate interest exists, the duty to let the other contract party inspect these business documents, as well as the duty to mutually assist each other in official proceedings. Besides, Section 13 gives LANXESS AG and others the right to continue to use generally accessible and existing operations know-how (in particular, terms and conditions of sale and delivery, business guidelines, technical work standards, etc.) for purposes of running the LANXESS Subgroup, without consideration being payable therefore.

(16)	Assertion of Claims (Section 14)

Section 14 concerns the eligibility for claims and obligation under claims, the assertion of claims and the processing of claims under the Master Agreement.

The Master Agreement is an agreement between Bayer AG and LANXESS AG as holding companies of the Bayer Group and the future LANXESS Group and exclusively establishes rights for the benefit of the contract parties (see Section 14.1 of the Master Agreement). The Master Agreement does not establish rights and claims for the benefit of third parties or for the companies affiliated with the contract parties. This structure on the one hand, aims at simplification of matters. On the other hand, the fact that it is exclusively the contract parties that are entitled and obliged and not their affiliated companies, is intended to ensure that legitimate claims can be realized, and do not fail due to legal or factual circumstances in the relevant jurisdictions or due to insolvency of the relevant affiliated company against which the claim would have to be asserted otherwise.

Each contract party can authorize a company within its group to assert claims under the Master Agreement and to accept performance of actions in fulfillment of such claim (see Section 14.1). Claims under the Master Agreement may only be assigned by a contract party to a company with which it is affiliated, with the consent of the other contract party; assignment to third parties is excluded.

Claims under the Master Agreement will be made in writing to the other contract party.

Each contract party is obliged to authorize a company within its group to conduct negotiations concerning an asserted claim. The company authorized will be the one closest to the matter and therefore most able to appropriately handle, process and, as the case may be, fulfill the claim asserted. This provision ensures that claims are processed more competently and faster than if they were processed by the contract parties as holding companies of the groups.

Each contract party may use a company affiliated with it to fulfill its obligations under the Master Agreement. Actions in fulfillment of an asserted claim will be performed for the contract party which asserted the claim unless such contract party requests that the actions in fulfillment be performed for a company affiliated with it. The contract parties may mutually agree in writing on other methods of fulfillment.

(17)	Costs and Taxes (Section 15)

The cost of concluding the Master Agreement will be borne by Bayer AG (Section 15). Each contract party will bear the cost of any taxes which may be payable as a result of entering into the Master Agreement.

(18)	Geographical Scope of Applicability of the Master Agreement (Section 16)

Section 16 contains provisions on the geographical scope of applicability of the Master Agreement. Pursuant thereto, the Master Agreement applies in principle to all activities of the LANXESS Subgroup and the Bayer Subgroup world-wide, except for divisions of the LANXESS Subgroup and the Bayer Subgroup which are based or operating in the United States, to which the Master Agreement in principle does not apply. However, Sections 16.1 and 16.2 contain the following special provisions in this regard:

•	Liability amounts for environmental contamination and antitrust violations relating to divisions of the LANXESS Subgroup which are based or operating in the United States will count towards the Maximum Liability Amount for environmental contamination

(Section 6.6 of the Master Agreement) and the Maximum Liability Limit for antitrust violations (Section 8.2 of the Master Agreement);

•	To the extent that agreements for the formation of the LANXESS Subgroup that have already been concluded in the United States materially deviate from specific fundamental rules of the Master Agreement (which was concluded at a later time), these agreements will be modified to reflect the fundamental rules of the Master Agreement, reasonably taking into account the particularities of U.S. law.

(19)	Final Provisions (Section 17)

Section 17 contains various final provisions. Inter alia, Section 17.2 provides that all disputes arising in connection with the Master Agreement or concerning its validity will be finally settled by arbitration pursuant to the arbitration rules of the Deutsche Institution für Schiedsgerichtsbarkeit e.V. (DIS) without recourse to the ordinary courts of law. Pursuant to Section 17.5, except where expressly provided otherwise in the Master Agreement, claims under the Master Agreement will be barred after December 31, 2024. Section 17.7 contains the customary rule on the replacement of void or unenforceable provisions of the Agreement by provisions reflecting the contract parties’ commercial intent and purpose (so-called severability clause).

Leverkusen, Germany, September 20, 2004

LANXESS Aktiengesellschaft
The Board of Management

Dr. Heitmann	Dr. Koemm	Dr. Wienkenhöver	Zachert

Leverkusen, Germany, September 20, 2004

Bayer Aktiengesellschaft
The Board of Management

Wenning	Kühn	Dr. Oels	Dr. Pott

XII. ANNEXES

Annex 1: Draft Spin-Off and Acquisition Agreement (not enclosed; see A.)

Annex 2: Direct and Indirect Participations to be Transferred

LANXESS Deutschland GmbH
     Bayer Industry Services GmbH & Co. OHG (40%)
     LANXESS Accounting GmbH
     LANXESS Distribution GmbH
          PharmAgro GmbH
     LANXESS Kautschuk GmbH
          LANXESS Buna GmbH
     Dorlastan Fibers & Monofil GmbH
          GVW Garnveredelungswerke GmbH
          Treuhandgemeinschaft Deutscher Chemiefasererzeuger GmbH (12.6%)
     DuBay Polymer GmbH (50%)
     1. BCH eV GmbH
     Borchers GmbH
          Borchers France S.A., France
          RheinChemie Rheinau GmbH
          ISL-Chemie GmbH & Co. KG
          ISL-Chemie Geschäftsführungs GmbH
          Suberit Kork GmbH
          Rhein Chemie Japan Ltd., Japan
          Rhein Chemie (Qingdao) Limited, People’s Republic of China (90%)
     ARG Verwaltungs GmbH (16.67%)
     ARG mbH & Co. KG (16.9%)
     Studiengesellschaft Kohle mbH (4.5%)
     IAB Ionenaustauscher GmbH Bitterfeld
     LANXESS Europe Geschäftsführungs-GmbH
     LANXESS Europe GmbH & Co. KG
     Elemica Inc., USA (9.48%)
     Novochem 2000, S.A., Spain (54.86%)
     LANXESS S.A.S., France
          LANXESS Elastomeres S.A.S., France
     LANXESS S.r.l., Italy
     LANXESS Ltd., Great Britain
     LANXESS Holding Hispania S.L., Spain
          LANXESS Styrenics S.L., Spain
          LANXESS Chemicals S.L., Spain
          EUROPIGMENTS, S.L., Spain (52%)

     Quimidroga Plasticos, S.A., Spain (40%)
     LANXESS S.A., Argentina
          Comercial Andinas Ltda., Chile (99.5%)
     LANXESS Industria de Produtos Quimicos e Plasticos Ltda., Brazil
          Mineracao Comisa Ltda., Brazil
          Mineracao Cromina Ltda., Brazil
          Hidrax Ltda., Brazil (39%)
LANXESS N.V., Belgium
LANXESS Rubber N.V., Belgium
     Indaver N.V., Belgium (0.5%)
LANXESS International S.A., Switzerland
LANXESS Corp., USA
     Dorlastan Fibres LLC, U.S.
     Rhein Chemie Corp., U.S.
     Sybron Chemicals Inc., U.S.
          Sybron Chemical Holding Inc., U.S.
          Sybron Chemicals International Holding Ltd., Great Britain
          Sybron Chemicals UK Ltd., Great Britain
          Sybron Chemicals Holding B.V., Netherlands
          Sybron Kimyasal Urünler Ticaret Limited Sirketi, Turkey
          Sybron Chemical Industries Nederland B.V., Netherlands
LANXESS (Pty) Ltd., South Africa
     Chrome International South Africa (Pty) Ltd, South Africa (100%)
     LANXESS Mining (Proprietary) Limited, South Africa
LANXESS B.V., Netherlands
LANXESS Inc., Canada
LANXESS S.A. de C.V., Mexico
LANXESS Pty. Ltd., Australia
LANXESS Pte. Ltd., Singapore
     LANXESS K.K., Japan
LANXESS Chemicals (Shanghai) Co. Ltd., People’s Republic of China
LANXESS Int. Trading (Shanghai) Co. Ltd., People’s Republic of China
LANXESS (Wuxi) Chemical Company Limited., People’s Republic of China
LANXESS Shanghai Pigments Co. Ltd., People’s Republic of China
LANXESS (Thailand) Co., Ltd., Thailand
LANXESS Hong Kong Limited, Hong Kong
LANXESS India Private Limited , India
Bayer ABS Ltd., India (50.97%)

Annex 3:	Financial Information and Disclosure Customarily Provided in the United States

The following Annex 3 has been prepared by Bayer Aktiengesellschaft, which is solely responsible for its contents. It contains additional financial information and disclosure customarily provided to U.S. investors in connection with demergers and is addressed, in particular, to the shareholders of Bayer Aktiengesellschaft resident in the United States. The following financial information should be read, in particular, together with the Notes to the Combined Financial Statements of the LANXESS Subgroup as of December 31, 2003. This Annex contains the following items:

a)	Combined Financial Statements of the LANXESS Subgroup as of June 30, 2004 (including prior year figures)

b)	Combined Financial Statements of the LANXESS Subgroup as of December 31, 2003 (including prior year figures)

c)	Selected Financial Data

d)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the LANXESS Subgroup

e)	Significant Differences Between IFRS and U.S. GAAP

f)	Tax Effects of the Spin-Off on U.S. Stockholders

Annex 3a:	Combined Financial Statements of the LANXESS Subgroup as of June 30, 2004 (including prior year figures)

LANXESS Subgroup Combined Statements of Income

€ million	June 30, 2003	June 30, 2004
Net sales	3.247	3.283
Cost of goods sold	(2.620)	(2.542)
Gross profit	627	741

Selling expenses	(459)	(424)
Research and development expenses	(78)	(66)
General and administrative expenses	(109)	(131)
Other operating income	26	54
Other operating expenses	(46)	(94)
Operating Result (EBIT)	(39)	80

Income (expense) from investments in affiliated companies — net	0	0
Interest expense — net	(30)	(28)
Other non-operating expenses — net	(28)	(20)
Non-operating result	(58)	(48)

Income (loss) before income taxes	(97)	32

Income taxes	41	(31)
Income (loss) after taxes	(56)	1

Minority stockholders’ interest	(2)	(4)

Net income (loss)	(58)	(3)

Earnings per share (€)	(0,79)	(0,04)

Diluted earnings per share (€)	(0,79)	(0,04)

LANXESS Subgroup Combined Balance Sheets

€ million	June 30, 2003	June 30, 2004
ASSETS
Noncurrent assets
Intangible assets	282	67
Property, plant and equipment	2.405	1.518
Investments	68	44
	2.755	1.629

Current assets
Inventories	1.216	1.154
Receivables and other assets
Trade accounts receivable	1.060	1.129
Short-term loans	209	307
Other receivables and other assets	232	282
	1.501	1.718
Marketable securities and other instruments	0	0
Cash and cash equivalents	6	69

Liquid assets	6	69

	2.723	2.941

Deferred taxes	20	133

Deferred charges	32	15

Total assets	5.530	4.718

STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders’ equity
Capital	2.729	1.732
Net income (loss)	(58)	(3)
Currency translation adjustment	(265)	(390)
Miscellaneous items	0	1
	2.406	1.340

Minority stockholders’ interest	39	39

Liabilities
Long-term liabilities
Long-term financial obligations	178	216
Miscellaneous long-term liabilities	0	0
Provisions for pensions and other post-employment benefits	364	401
Other long-term provisions	226	281
	768	898
Short-term liabilities
Short-term financial obligations	1.216	1.462
Trade accounts payable	454	550
Miscellaneous short-term liabilities	194	169
Short-term provisions	138	170
	2.002	2.351
	2.770	3.249
Deferred taxes	262	44

Deferred income	53	46

	5.530	4.718

LANXESS Subgroup Combined Statements of Changes in Stockholders’ Equity

			Currency
		Net income	translation	Miscellaneous
€ million	Capital	(loss)	adjustment	items	Total
December 31, 2002	2.848	(119)	(264)	0	2.465

Dividend payments					0
Allocation to retained earnings	(119)	119			0
Exchange differences			(1)		(1)
Other differences					0
Net income (loss)		(58)			(58)
June 30, 2003	2.729	(58)	(265)	0	2.406

December 31, 2003	2.729	(997)	(374)	0	1.358

Dividend payments					0
Allocation to retained earnings	(997)	997			0
Exchange differences			(16)		(16)
Other differences				1	1
Net income (loss)		(3)			(3)
June 30, 2004	1.732	(3)	(390)	1	1.340

LANXESS Subgroup Combined Statements of Cash Flows

€ million	June 30, 2003	June 30, 2004
Operating result (EBIT)	(39)	80
Income taxes	0	(37)
Depreciation and amortization	260	182
Change in provisions for pensions and other post employment benefits	1	(16)
Losses on retirements of noncurrent assets	0	3
Gross cash provided by operating activities	222	213

Increase in inventories	(131)	(73)
Increase in trade accounts receivable	(41)	(147)
Increase in trade accounts payable	28	31
Changes in other working capital	16	(19)
Net cash provided by operating activities	94	5

Cash outflows for additions to property, plant and equipment	(126)	(104)
Cash inflows from sales of property, plant and equipment	63	43
Cash outflows for investments	(27)	(51)
Cash outflows for acquisitions less acquired cash	0	0
Interest and dividends received	2	0
Net cash inflow (outflow) from marketable securities	0	0
Net cash provided by (used in) investing activities	(88)	(112)

Changes in stockholders’ equity	0	0
Issuances of debt	60	259
Retirements of debt	(31)	(62)
Interest paid	(38)	(35)
Net cash provided by (used in) financing activities	(9)	162

Change in cash and cash equivalents due to business activities	(3)	55
Cash and cash equivalents at beginning of year	10	13
Change in cash and cash equivalents due to changes in scope of consolidation	0	1
Change in cash and cash equivalents due to exchange rate movements	(1)	0
Cash and cash equivalents June 30	6	69
Marketable securities and other instruments	0	0
Liquid assets as per balance sheets	6	69

Key Data by Segment and Region

Key Data by Segments

	Chemical		Performance		Engineering		Performance
€ million	Intermediates		Chemicals		Plastics		Rubber		Reconciliation		LANXESS
	First half year		First half year		First half year		First half year		First half year		First half year
Segments	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
Net sales	738	686	1.010	968	714	838	705	694	80	97	3.247	3.283
Intersegment sales	48	47	3	7	2	10	1	1	(54)	(65)
Operating result [EBIT]	22	38	32	15	(32)	18	(28)	23	(33)	(14)	(39)	80
Net cash flow	105	72	134	10	12	(30)	(89)	(12)	(68)	(35)	94	5
Total assets	1.182	934	1.387	1.222	1.327	1.103	1.286	1.086	348	373	5.530	4.718
Amortization and depreciation	75	62	59	61	58	9	59	44	9	6	260	182

Liabilities	203	233	364	414	303	344	305	348	1.910	2.000	3.085	3.339

Key Data by Regions

							Latin America/
€ million	Europe		North America		Asia / Pacific		Africa/Middle East		Reconciliation		Lanxess
	First half year		First half year		First half year		First half year		First half year		First half year
Regions	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
Net sales by market	1.839	1.803	697	711	436	488	275	281			3.247	3.283

Total assets	3.584	3.066	1.289	961	336	304	201	194	120	193	5.530	4.718

Notes to the Interim Report for the Period ending June 30, 2004

The unaudited Combined Financial Statements of the LANXESS Subgroup for the period ending June 30, 2004 were prepared according to the same principles as the LANXESS Subgroup’s Combined Financial Statements for the year 2003. The Notes to the Combined Financial Statements of the LANXESS Subgroup for the year 2003 therefore apply accordingly.

In particular, preparation of these interim Combined Financial Statements, too, demands the making of supplementary assumptions and projections that affect the amounts and presentation of assets and liabilities, income and expenses and contingent liabilities. Actual figures could differ from the estimates. The Combined Financial Statements published here therefore do not necessarily reflect the financial condition and results of operations that would have resulted had the LANXESS Subgroup already existed as an independent group as of January 1, 2002 and the underlying transactions between the LANXESS and Bayer companies thus been entered into as between independent companies. For the reasons set forth herein, the absence of historical unity and independence of the LANXESS Subgroup limits the i n formative value of the Combined Financial Statements. Therefore, the Combined Financial Statements do not enable reliable forecasts concerning the future development of the businesses combined in the LANXESS Subgroup.

Material Events since June 30, 2004

•	LANXESS GmbH’s acquisition of an equity interest in Bayer Industry Services GmbH & Co. OHG

With economic effect as of July 1, 2004, LANXESS GmbH acquired a 40-percent interest in the site company, Bayer Industry Services GmbH & Co. OHG (“BIS”), against a cash contribution, because the LANXESS Subgroup has in the past purchased approximately 40 percent of BIS’ goods and services and will continue to do so in the future. Bayer AG continues to hold the remaining 60-percent interest.

•	LANXESS AG’s capital stock

On September 15, 2004, LANXESS AG’s stockholders’ meeting resolved to create authorized capital and to insert a new Section 4 (2) in the Articles of Association to that effect. The stockholders’ meeting authorized the Board of Management, subject to the Supervisory Board’s consent, to increase the company’s capital stock by a total of up to €36,517,096 by issuing new no par shares against cash or in-kind contributions. Such authority may be exercised on one or more occasions through August 30, 2009. In the event of a capital increase, stockholders are generally entitled to exercise subscription rights. However, the Board of Management is authorized, subject to the Supervisory Board’s consent, to exclude stockholders’ subscription rights in certain cases. In particular, the Board of Management is authorized to exclude subscription rights in order to avoid fractional (residual) amounts, to grant subscription rights to holders of options or convertible bonds issued by the company or its subsidiaries, and in the event of capital increases against in-kind contributions, to acquire companies, parts of companies or interests in companies. In the case of capital increases against cash contributions, the Board of Management is authorized to exclude subscription rights with respect to no more than 10 percent of the capital stock existing at the time of the resolution concerning first use of the authorized capital, provided that the issue price of the new shares is not substantially lower than the market price of the shares already listed. Furthermore, if conversion rights are exercised or conversion obligations are triggered in respect of the convertible bonds with a par value of €200,000,000 issued by the company pursuant to resolution of the stockholders’ meeting on September 15, 2004, then the Board of Management may also exclude subscription rights to the extent necessary to enable the issuance of new no-par shares to the holders of such convertible bonds. This authority will, among other things, enable LANXESS AG to service the conversion rights or conversion obligations under the convertible bonds described in Section 18.2 of the draft Spin-Off and Acquisition Agreement. The above resolution adopted by the stockholders’ meeting directed the Board of Management to apply to have the authorized capital entered in the commercial register immediately following the registration therein of the capital increase that is to be implemented in order to issue shares to Bayer AG stockholders in connection with the spin-off of the LANXESS Subgroup.

•	Recourse to a syndicated line of credit

In connection with the formation of the LANXESS Subgroup, financial debt was concentrated within LANXESS AG or LANXESS GmbH to the extent possible and economically practicable. Once the spin-off takes effect, the LANXESS Group will refinance itself, in particular by means of a syndicated credit line, to enable it to redeem the financial liabilities toward the Bayer Group that were assigned to the LANXESS Subgroup upon its formation. The syndicated line of credit is expected to consist of a short-term and a long-term tranche totaling between €1 and 1.5 billion. In addition, up to €200 million of financing capacity is expected to be created by way of an asset-backed commercial paper program. The loan terms and conditions will be determined during the fourth quarter of 2004. In countries with heavily regulated capital markets, such as China, the LANXESS Group will also finance itself using local bank credits. A further component of the LANXESS Group’s financing is the convertible bond.

•	Convertible bond

Pursuant to a resolution adopted by the stockholders’ meeting of LANXESS AG in accordance with Section 221 (1) of the German Stock Corporation Act (“AktG”), LANXESS AG issued a bearer convertible bond with a par value of €200,000,000 to Bayer AG on September 15, 2004. The issue comprised 2,000 individual bonds, each with a par value of €100,000 (“Bonds”) and maturing on September 15, 2007. Deutsche Bank Aktiengesellschaft and Morgan Stanley & Co. International Limited have confirmed in a joint letter dated September 15, 2004, a copy of which is attached to the Spin-off Report as Annex 4b, that the interest rate applicable to the convertible bond and the conversion premium set forth in the bond terms largely correspond with the interest rates and conversion premiums of similar instruments traded on international capital markets.

•	Transfer of real property from Bayer AG to LANXESS GmbH

Before the spin-off of the LANXESS Subgroup takes effect, Bayer AG and LANXESS GmbH will — probably in the fall of 2004 — enter into an agreement for the sale of real property, subject to the suspensive condition that the spin-off process continue as planned. Pursuant to this agreement, LANXESS GmbH will purchase virtually all of the real property it currently uses as well as additional real property in Germany (together with any fixtures and accessories). The areas of land to be sold relate almost exclusively to areas of as yet unsurveyed land on the chemical park sites at Leverkusen, Dormagen, Krefeld-Uerdingen and Brunsbüttel. The land areas to be sold appear on the land survey plan (Grundstücksflächenplan) that has been attached to the Master Agreement as an appendix. Title to the real property as well as the benefits and burdens associated therewith will immediately pass to LANXESS GmbH once the agreement for the sale of real property takes effect. The purchase price for the real property will be determined on the basis of a valuation still to be completed by an expert appraiser, and will become due and payable immediately upon the agreement for the sale of real property taking effect. Based on initial estimates, the purchase price will amount to approximately €265 million. Consummation in rem of the agreement for the sale of real property will take place as soon as the relevant land register requirements have been met.

Annex 3 b)	Combined Financial Statements of the LANXESS Subgroup as of December 31, 2003 (including prior year figures)[1]

LANXESS Subgroup Combined Statements of Income

€ million	Note	Dec. 31, 2002	Dec. 31, 2003
Net sales	(1)	6.763	6.315

Cost of goods sold		(5.285)	(5.211)

Gross profit		1.478	1.104

Selling expenses		(985)	(935)

Research and development expenses	(2)	(149)	(168)
General and administrative expenses		(202)	(257)
Other operating income	(3)	76	57
Other operating expenses	(4)	(337)	(1.098)
Operating Result (EBIT)	(5)	(119)	(1.297)

Income (expense) from investments in affiliated companies — net	(6)	0	(15)

Interest expense — net	(7)	(71)	(54)
Other non-operating expenses — net	(8)	(18)	(42)
Non-operating result		(89)	(111)

Income (loss) before income taxes		(208)	(1.408)

Income taxes	(9)	90	412

Income (loss) after taxes		(118)	(996)

Minority stockholders’ interest	(11)	(1)	(1)

Net income (loss)		(119)	(997)

Earnings per share (€)	(12)	(1,63)	(13,65)

Diluted earnings per share (€)	(12)	(1,63)	(13,65)

1	The Combined Financial Statements of the LANXESS Subgroup as of December 31, 2003 were audited by PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen. Following the signing of the Joint Spin-Off Report PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen has provided an unqualified opinion thereon.

LANXESS Subgroup Combined Balance Sheets

€ million	Note	Dec. 31, 2002	Dec. 31, 2003
ASSETS
Noncurrent assets
Intangible assets	(16)	379	99
Property, plant and equipment	(17)	2.575	1.551
Investments	(18)	67	40
		3.021	1.690

Current assets
Inventories	(19)	1.094	1.096
Receivables and other assets
Trade accounts receivable	(20)	1.048	990
Short-term loans	(21)	182	256
Other receivables and other assets	(21)	217	298
		1.447	1.544
Marketable securities and other instruments		0	0
Cash and cash equivalents		10	13

Liquid assets	(22)	10	13

		2.551	2.653

Deferred taxes	(9)	25	170

Deferred charges	(23)	22	18

Total assets		5.619	4.531

STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders’ equity
Capital		2.848	2.729
Net income (loss)		(119)	(997)
Currency translation adjustment		(264)	(374)
Miscellaneous items		0	0
	(24)	2.465	1.358

Minority stockholders’ interest	(25)	39	43

Liabilities
Long-term liabilities
Long-term financial obligations	(28)	446	209
Miscellaneous long-term liabilities	(30)	1	1
Provisions for pensions and other post-employment benefits	(26)	324	408
Other long-term provisions	(27)	171	252
		942	870
Short-term liabilities
Short-term financial obligations	(28)	974	1.233
Trade accounts payable	(29)	428	574
Miscellaneous short-term liabilities	(30)	212	187
Short-term provisions	(27)	193	153
		1.807	2.147
		2.749	3.017
Deferred taxes	(9)	310	57

Deferred income	(32)	56	56

		5.619	4.531

LANXESS Subgroup Combined Statements of Changes in Stockholders’ Equity

			Currency
		Net income	translation	Miscellaneous
€ million	Capital	(loss)	adjustment	items	Total
December 31, 2001	2.848	0	(158)	0	2.690

Dividend payments					0
Allocation to retained earnings					0
Exchange differences			(106)		(106)
Other differences					0
Net income (loss)		(119)			(119)

December 31, 2002	2.848	(119)	(264)	0	2.465

December 31, 2002	2.848	(119)	(264)	0	2.465

Dividend payments					0
Allocation to retained earnings	(119)	119			0
Exchange differences			(110)		(110)
Other differences					0
Net income (loss)		(997)			(997)

December 31, 2003	2.729	(997)	(374)	0	1.358

LANXESS Subgroup Combined Statements of Cash Flows

€ million	Note	2002	2003
Operating result (EBIT)		(119)	(1.297)
Income taxes		(70)	12
Depreciation and amortization		666	1.477
Change in provisions for pensions and other post employment benefits		(20)	25
Losses on retirements of noncurrent assets		6	6
Gross cash provided by operating activities		463	223

Increase in inventories		(77)	(55)
Decrease in trade accounts receivable		43	29
Increase in trade accounts payable		130	42
Changes in other working capital		(150)	107
Net cash provided by operating activities	(36)	409	346

Cash outflows for additions to property, plant and equipment		(487)	(312)
Cash inflows from sales of property, plant and equipment		62	65
Cash outflows for investments		(21)	(58)
Cash outflows for acquisitions less acquired cash		0	0
Interest and dividends received		5	5
Net cash inflow (outflow) from marketable securities		0	0
Net cash provided by (used in) investing activities	(37)	(441)	(300)

Changes in stockholders’ equity		0	0
Issuances of debt		171	159
Retirements of debt		(66)	(136)
Interest paid		(76)	(69)
Net cash provided by (used in) financing activities	(38)	29	-46

Change in cash and cash equivalents due to business activities		(3)	0
Cash and cash equivalents at beginning of year		13	10
Change in cash and cash equivalents due to changes in scope of consolidation		0	3
Change in cash and cash equivalents due to exchange rate movements		0	0
Cash and cash equivalents at end of year	(39)	10	13
Marketable securities and other instruments		0	0
Liquid assets as per balance sheets		10	13

NOTES SUBGROUP LANXESS

Key Data by Segment and Region

Key Data by Segments

	Chemical		Performance		Engineering		Performance
€ million	Intermediates		Chemicals		Plastics		Rubber		Reconciliation		LANXESS
Segments	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
Net sales	1.447	1.411	2.055	1.925	1.504	1.401	1.484	1.375	273	203	6.763	6.315
Intersegment sales	105	88	11	7	2	1	1	2	(119)	(98)
Operating result (EBIT)	5	(344)	67	(176)	(146)	(488)	(2)	(246)	(43)	(43)	(119)	(1.297)
Net cash flow	85	203	98	92	142	80	131	24	(47)	(53)	409	346
Total assets	1.220	900	1.391	1.148	1.353	1.051	1.305	1.030	350	402	5.619	4.531
Capital expenditures	175	79	127	63	89	85	96	78		7	487	312
Amortization and depreciation	149	463	129	272	211	474	163	250	14	18	666	1.477
Liabilities	195	230	353	419	294	348	294	349	1.979	1.784	3.115	3.130
Number of employees (as of Dec. 31)	4.265	4.059	5.129	4.881	3.844	3.658	3.151	2.999	5.071	4.826	21.460	20.423

Key Data by Regions

							Latin America/
€ million	Europe		North America		Asia/Pacific		Africa/Middle East		Reconciliation		LANXESS
Regions	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
Net sales by market	3.606	3.565	1.567	1.346	1.019	887	571	517			6.763	6.315
Total assets	3.522	2.977	1.441	879	353	266	189	181	114	228	5.619	4.531
Capital expenditures	383	242	82	47	14	19	8	4			487	312

History of the Spin-off and Spin-off Process

In November 2003, the Board of Management and the Supervisory Board of Bayer AG resolved to demerge major portions of the Bayer Group’s chemical and polymer activities, which have since been combined into the LANXESS Subgroup, one demerger option being to transfer the activities concerned to LANXESS AG by way of a spin-off (Abspaltung zur Aufnahme pursuant to the German Transformation Act (Umwandlungsgesetz). In July 2004, Bayer’s Board of Management decided to pursue the demerger by way of a spin-off. Accordingly, BAYER AG and LANXESS AG intend to enter into a Spin-Off and Acquisition Agreement in September 2004, a draft of which is currently available. This agreement, in order to become effective, must be approved by the stockholders’ meetings of both BAYER AG and LANXESS AG.

In contrast to the remaining core business lines of the Bayer Group, the LANXESS portfolio consists primarily of products that have reached a high level of maturity in the market and are therefore exposed to lower barriers to market entry and growth rates. Generally lower margins require the creation of lean management structures with low complexity and a commitment to optimizing equipment and processes. The Board of Management of Bayer AG believes that the spin-off will form the basis for a greater commitment to implementing the necessary courses of action more consistently and establishing optimized structures and processes to account for the special needs of the chemical and polymer activities.

The spin-off of the Bayer Group’s chemical and polymer activities, which have been combined in the LANXESS Subgroup, will be conducted in two steps. In a first, preparatory step, the Bayer Group’s chemical and polymer activities have been or will be transferred to LANXESS Deutschland GmbH (a wholly-owned subsidiary of BAYER AG) and its subsidiaries. The second step will consist of transferring Bayer AG’s shares in LANXESS Deutschland GmbH to LANXESS AG by way of a spin-off pursuant to the German Transformation Act. As between Bayer AG and LANXESS AG, the transfer of the assets subject to spin-off is intended to take economic effect as of July 1, 2004. The spin-off will become legally effective once it has been registered in the commercial register for Bayer AG. As consideration for the transfer, LANXESS AG will grant shares to the stockholders of BAYER AG. These LANXESS AG shares are to be admitted to the official market (amtlicher Markt) of the Frankfurt Stock Exchange in Germany with a simultaneous admission to the Prime Standard segment of the official market. Chapter III of the Joint Spin-Off Report prepared by the Boards of Management of both Bayer AG and LANXESS AG contains a description of the spin-off process and a detailed explanation of the reasons for the spinoff. A draft of the Joint Spin-Off Report is available for review.

Corporate Structure and Segmentation

The Bayer Group’s chemical and polymer activities that have been combined in the LANXESS Subgroup primarily consist of independently managed strategic business units of the Bayer Group. They specifically include the operations of the former Bayer Chemicals subgroup, with the exception of H.C. Starck GmbH and Wolff Walsrode AG, as well as the polymer business units Rubber Chemicals, Semi-Crystalline Products, Styrenics, BR/Butyl, Technical Rubber Products and Fibers. The “Blends” reporting unit within the “Styrenics” business unit will not be transferred, but will remain part of the Bayer Group. The equity investments held by Bayer Chemicals AG in DyStar Holding Inc., DyStar Textilfarben GmbH, GE Bayer Silicones GmbH & Co. KG and GE Bayer Silicones Verwaltungs-GmbH, which are reported “at equity” in Bayer’s consolidated financial statements, have not been included in the chemical and polymer activities combined within the LANXESS Subgroup.

Also included in the LANXESS Subgroup, apart from the operating units assigned to it, are certain cross-subgroup service functions and a self-contained organizational unit of the Bayer Corporate Center comprising functions that perform services for the polymer and chemical businesses.

The principal transfers from Bayer Business Services GmbH consisted of parts of the following functions: Business Consulting, Development of IT-based Systems, Development and Support of Research Systems, Procurement, Law and Patent Services, and HR Recruiting Services. The plant-related Engineering and Maintenance Services department was transferred from Bayer Industry Services GmbH & Co. OHG, and sections of the Engineering, Plant Management, Process Engineering, Construction Management and Construction Planning departments were transferred from Bayer Technology Services GmbH. In addition, certain accounting services attributable to the LANXESS Subgroup were transferred from Euroservices Bayer GmbH, a subsidiary of Bayer Business Services GmbH. Service functions in various foreign countries were also transferred to the LANXESS Subgroup.

The LANXESS Subgroup consists of 17 operating business units which, based on their operational management and internal reporting structures, are grouped into the four segments Performance Chemicals, Chemical Intermediates, Performance Rubber and Engineering Plastics in accordance with the requirements of IFRS. For the sake of comparison, the following diagram shows the future reporting structure of the LANXESS Group with respect to the activities to be transferred, compared with the existing reporting structure of the Bayer Group.

Reporting structure in 2003 / Reporting structure in 2004		SG/Segment → Business areas (after the spin-off: segments)	LANXESS			
SG	Segments	Reporting Groups	Chemical Intermediates	Performance Chemicals	Engineering Plastics	Performance Rubber
Polymers	Plastics/ Rubber	Thermoplastic Polymers			Semi-Crystalline Products, Styrenics (ABS/SAN) (new: Styrenic Resins)	
Polymers	Plastics/ Rubber	Rubber Polymers		Rubber Chemicals (new: Rubber Chemicals and RheinChemie)		BR/Butyl (new: Polybutadiene Rubber, Butyl Rubber), Technical Rubber Products
Polymers	Polyurethane/ Coating Materials/	Coating Materials / Fibers			Fibers	
Chemicals	Chemicals	Industrial Chemicals	Basic Chemicals, Inorganic Pigments	Ionic Exchange Resins		
Chemicals	Chemicals	Custom Manufacturing	Fine Chemicals			
Chemicals	Chemicals	Functional Chemicals		Functional Chemicals (new: Material Protection Products and Functional Chemicals)		
Chemicals	Chemicals	Process Chemicals		Textile Processing Chemicals, Leather, Paper

Chapter IV of the Joint Spin-Off Report provides a detailed description of the business activities of the LANXESS Subgroup. A draft version of the Joint Spin-Off Report is available for review.

Basis for Financial Statement Reporting

As the Bayer Group did not prepare separate financial statements for the business activities of the LANXESS Subgroup prior to the spin-off and the LANXESS Subgroup did not previously constitute an independent reporting unit, the so-called combined financial statements (hereinafter “Combined Financial Statements”) of the LANXESS Subgroup for the years 2002 and 2003 have been derived from the consolidated accounts of the Bayer Group. The relevant terms in the agreements concluded for the purpose of establishing the LANXESS Subgroup prescribe which business activities are to be allocated to the LANXESS Subgroup. The assets and liabilities to be transferred to the LANXESS Subgroup were recognized and valued in the Combined Financial Statements in accordance with the standards issued by the International Accounting Standards Board (“IASB”), London, in effect as of the closing date of the financial statements.

The purpose of the Combined Financial Statements is to reflect the business activities to be spun-off as if the LANXESS Subgroup had already existed in the structure defined for the spin-off. Accordingly, the business activities to be spun off were assumed to have been included in the LANXESS Subgroup for all periods presented, and the financial statements for 2002 and 2003 reflect the assets and liabilities (including income and expenses) which were necessary to conduct these business activities or which were incurred in connection therewith. In this respect, central costs that were not historically allocated to the business units being transferred, but were incurred in connection with the activities of these business units, have been reflected in the Combined Financial Statements. This was also the case for the services provided by BAYER AG’s Corporate Center, which housed departments with management and control functions for the LANXESS Subgroup, such as the Board Office, Corporate Development, Industrial & Environmental Affairs, Treasury, Tax, Corporate Controlling, Accounting, Communications, Law & Patents and Human Resources. For this purpose, expenses amounting to € 26 million in 2002 and € 24 million in 2003 were recorded in the Combined Financial Statements. These expenses are based on the LANXESS Subgroup’s pro rata share of historical costs.

In preparing the Combined Financial Statements, assumptions and projections must be made that have an effect on the amounts and presentation of assets and liabilities, income and expenses and contingent liabilities. Actual results could differ from the estimates. The Combined Financial Statements published in this Annex 3 to the Joint Spin-Off Report therefore do not necessarily reflect the financial condition and results of operations that would have resulted had the LANXESS Subgroup already existed as an independent group as of January 1, 2002 and the underlying transactions between the LANXESS and Bayer companies had thus been entered into between independent companies. For the reasons set forth herein, the absence of historical unity and independence of the LANXESS Subgroup limits the informative value of the Combined Financial Statements. Therefore, the Combined Financial Statements do not enable reliable forecasts concerning the future development of the businesses combined in the LANXESS Subgroup.

Preparation of the Combined Financial Statements

In principle, the demarcation of the business to be transferred is based on the consolidated reporting structures and, therefore, the reporting units underlying those structures. For this reason, diverging allocations of individual products below this level are not taken into account. However, these deviations are the exception and would, based on current knowledge, not, in the aggregate, result in any materially different statements for the LANXESS Subgroup.

The financial statements of the entities included in the Combined Financial Statements were prepared based on uniform accounting and valuation principles. Values assigned on the basis of tax regulations are not incorporated in the Combined Financial Statements. The statements of the individual consolidated companies were prepared as of the same closing dates as the Combined Financial Statements. The amounts shown in the Combined Financial Statements are in millions of euros (€ in millions). The income statement was prepared using the cost-of-sales method. Individual items have been grouped together in the income statement and balance sheet for the sake of clarity, as explained in the notes. According to IAS 1 (Presentation of Financial Statements), a distinction is made in the balance sheet between long-term and short-term liabilities. Liabilities and provisions are deemed to be short-term if they mature within one year. Income taxes were generally assigned to each reported period on the basis of the respective contributions of the business divisions of the LANXESS Subgroup to be transferred to the results of the LANXESS Subgroup. In the future, the actual tax position of the LANXESS Group will depend on the legal structure and tax strategies of the LANXESS Group as an independent company.

The Combined Financial Statements include all business activities of existing legal entities (share deals) as well as individual groups of assets and liabilities to be transferred (asset deals), including the services to be transferred.

Business Activities of Existing Legal Entities (Share Deals)

The Combined Financial Statements include 34 companies that were exclusively engaged in LANXESS-related business. The shares in these companies have already been or will be transferred to LANXESS Deutschland GmbH or to one of its direct or indirect subsidiaries. Each of these companies was included in the Combined Financial Statements on the basis of its historical financial statements for the years 2002 and 2003. Accordingly, only intra-group transactions between the remaining part of the Bayer Group and the LANXESS Subgroup were examined and, if necessary, reclassified.

Four other companies, which primarily operate businesses allocable to the LANXESS Subgroup, were also included in the Combined Financial Statements on the basis of their historical financial statements, however, the business units or business activities originally contained in these companies which were allocable to the remaining part of the Bayer Group were transferred to a new or existing Bayer company.

Business Activities to be Transferred (Asset Deals)

In the case of an additional 28 companies, which were primarily engaged in business activities that were to remain with the Bayer Group, but whose LANXESS-related business was to be transferred to legally independent units, the respective individual assets were removed from the existing companies in order to reflect the LANXESS-related business. In this respect, the fact that transactions with business units remaining within the Bayer Group now had to be reported as transactions with third parties was specifically taken into account. To this end, separate financial statements were prepared for the business units to be transferred, and then included in the Combined Financial Statements.

The classification of assets and liabilities necessitated by this treatment was based on the following criteria. As a general rule, the assets and liabilities to be transferred pursuant to the relevant agreements were allocated to the various operating activities on the basis of use (assets) or accountability (liabilities). With respect to non-current and current assets, which will not be legally transferred to the LANXESS Subgroup but are nevertheless necessary for the LANXESS Subgroup’s business operations to continue, the necessary utilization rights will be granted to the LANXESS Subgroup. Where assets transferred to the LANXESS Subgroup are required in order to continue the business activities remaining with the Bayer Group, the LANXESS Subgroup will grant the Bayer Group the necessary utilization rights; this particularly relates to shared land and buildings.

Liabilities relating to individual business units (such as trade accounts payable, advance payments and debt instruments) were generally allocated on the accountability principle, i.e., liabilities were allocated to the business units in which they arose. Generally, provisions, including reserves for environmental matters and restructuring measures, were also recognized on the basis of accountability. This also applies to provisions for environmental matters and restructuring measures. For pensions and similar obligations, see the section “Pensions and other post-employment benefits” below. Financial obligations were assigned in the manner described in “Capital Structure”.

Tax receivables and liabilities assessed prior to the spin-off will generally stay with the Bayer Group and were not reported in the Combined Financial Statements of the LANXESS Subgroup, unless the underlying transaction was clearly allocable to a business division of the LANXESS Subgroup and the applicable national tax laws allow the transfer of tax receivables to another taxpayer.

Deferred taxes were determined in the Combined Financial Statements on the basis of the temporary differences between the carrying amounts of assets and liabilities in the accounting and tax balance sheets. The calculation is based on the tax rates anticipated in the individual countries for the time of realization. These tax rates are generally based on the statutory rates in effect or enacted, as the case may be, as of the balance sheet date and may deviate from the actual tax rates that would have applied had the business units of the LANXESS Subgroup in fact been operated as separate entities during the respective periods.

Similar to assets and liabilities, income and expenses were also generally allocated to the business unit responsible for generating the income or incurring the expense. In the case of shared areas such as Distribution and Research and Development, expenses were allocated according to the “primary use” principle. In addition, so-called term sheets govern reporting and accounting for jointly-used services (power plants, laboratories and production and storage facilities). Thus, the so-called “costs of doing business” principle was followed in the preparation of the historical financial data of the LANXESS Subgroup, although it should be noted that the amounts allocated to the LANXESS Subgroup reflect the income and expenses that would have been allocated on the basis of this principle to the LANXESS Subgroup as an entity of the Bayer Group.

Service and Agency Companies

For consolidation purposes, separate financial statements were also prepared for the business divisions to be transferred from seven Bayer service companies that previously provided services to the LANXESS Subgroup.

In countries in which the Bayer Group did not maintain extensive chemical or polymer operations for transfer to the LANXESS Group, the future LANXESS Group is likely to use the existing distribution network of the Bayer Group pursuant to commercial agency agreements and authorized dealer agreements. In these cases, the historical costs were taken into account in the Combined Financial Statements. The so-called agency companies will continue to be included in Bayer AG’s consolidated financial statements.

Pensions and Other Post-Employment Benefits

For the periods ending December 31, 2002 and December 31, 2003, separate actuarial opinions were prepared for the presentation of pension obligations in the Combined Financial Statements and the obligations to be transferred. Each of these opinions was based on personnel lists detailing the employees to be transferred to the LANXESS Subgroup. The obligations were therefore calculated primarily on a person-by-person basis. Only in exceptional cases were obligations allocated proportionately based on the number of employees.

Country or company-specific rules exist in relation to the vested pension claims of employees who had retired or left the organization prior to July 1, 2004. These rules are discussed below insofar as they relate to the pension schemes in Germany, the U.S. and Canada, which are of key relevance to the LANXESS subgroup.

With regard to Germany, the agreements concluded and yet to be concluded in order to establish the LANXESS Subgroup stipulated that all pension obligations to active employees to be transferred to the LANXESS Subgroup as of July 1, 2004 will be transferred to the LANXESS Group. At the same time, the Bayer Group will remain responsible for all obligations owed to ex-employees with vested claims who left the organization prior to July 1, 2004.

By contrast, the pension obligations in the United States were allocated on the basis of the existing pension plans. In the case of plans which give rise to obligations to former employees as well as to active employees and could be allocated to the LANXESS Subgroup for financial reporting purposes, the respective obligations were transferred to the LANXESS Subgroup in full. Furthermore, plans were allocated to the LANXESS Subgroup under which only the obligations to active employees were transferred, while the remaining obligations remain with the Bayer Group, analogous to the arrangement in Germany. The pension obligations under yet another category of plans fully remain with Bayer.

In Canada, obligations to active employees, retirees and ex-employees with vested claims were transferred to the LANXESS Subgroup.

Capital Structure

Liquidity and financial debt are not assigned to existing business units of the Bayer Group, but are instead managed centrally at the company or group level. The liquidity as well as the equity and debt structure shown in the Combined Financial Statements are based on the target net indebtedness level as of the date the spin-off takes effect, with the goal of achieving an investment grade rating. The financing structure for the years 2002 and 2003 was handled accordingly.

The first step was to allocate all directly allocable receivables and financial obligations affecting liquidity. In order to achieve the desired level of financing for the LANXESS Subgroup, an external funding arrangement was assumed to be in place for LANXESS Deutschland GmbH in a second, supplementary step. Interest expenses for 2002 and 2003 are based on market interest rates for industrial bonds at the lower end of the investment grade range. These interest rates were computed by averaging the rates charged on a short-term instrument and on a five-year instrument. A risk premium was added to account for non-euro denominated financing.

Effects of the New Accounting Standards

Since 2002, International Financial Reporting Standards (“IFRS”) is the term used to describe the entire body of accounting standards issued by the IASB, and thereby replaces the earlier term used, “IAS” or “International Accounting Standards.” With respect to individual accounting standards that the IASB issued prior to this change in terminology, the prefix “IAS” continues to be used.

In February 2004, the IASB issued International Financial Reporting Standard (IFRS) 2 — Share-based Payment — which was intended to govern accounting for share-based payments, including employee share purchase plans. IFRS 2 governs the way in which corporations account for share-based payments and requires that such payments be recorded in the corporation’s income statement and in the balance sheet. IFRS 2 applies to fiscal years commencing on or after January 1, 2005.

In March 2004, the IASB issued IFRS 3 — Business Combinations — which superseded the previous IAS 22. According to IFRS 3, all business combinations are to be accounted for in accordance with the purchase method of accounting; the pooling of interests method is not to be applied. Identifiable assets and liabilities must be recognized at fair value at the acquisition date. Goodwill may no longer be amortized, but must be tested annually for impairment. IFRS 3 applies to all business combinations for which the agreement date is on or after March 31, 2004. In the case of goodwill or intangible assets that were acquired in connection with a business combination occurring prior to March 31, 2004, the standard must be applied beginning with the fiscal year commencing immediately following March 31, 2004.

In March 2004, the IASB issued IFRS 4 — Insurance Contracts. This standard applies to virtually all insurance contracts that give rise to an insurance obligation on the part of a corporation, as well as to all of a corporation’s reinsurance contracts. IFRS 4 applies to fiscal years commencing on or after January 1, 2005.

In March 2004, the IASB issued IFRS 5 — Non-current Assets Held for Sale and Discontinued Operations. According to IFRS 5, assets intended for disposal are to be recorded at the lower of the assets’ carrying amounts or fair value less selling costs. The standard also stipulates when certain operating segments of an entity are to be classified as discontinued operations. IFRS 5 applies from January 1, 2005.

In March 2004, the IASB issued an amendment to International Accounting Standard (IAS) 39 — Financial Instruments: Recognition and Measurement — which governs fair value hedge accounting for portfolio hedging of interest rate risks. The amendment simplifies the implementation of IAS 39 by enabling fair value hedge accounting to be used more readily for portfolio hedging of interest rate risk than under previous versions of IAS 39. The corresponding modifications of IAS 39 apply to fiscal years commencing on or after January 1, 2005. However, this amendment should be applied earlier if the revised versions of IAS 39 (as revised in 2003) and IAS 32 — Financial Instruments: Disclosure and Presentation (as revised in 2003) — are applied earlier.

In connection with the issuance of IFRS 3 in March 2004, the IASB also revised IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). These standards now require that goodwill and intangible assets with an indefinite useful life be tested for impairment at least annually. If events or changes in circumstances indicate that an impairment could exist, then additional impairment tests must be conducted at any time during the year. In addition, the reversal of an impairment loss recognized for goodwill is prohibited. If there is no foreseeable limit to the period over which intangible assets are expected to generate net cash in flows, the intangible assets will be treated as having an indefinite life. Amortization of such assets is prohibited; instead they must be tested for impairment in the same way as goodwill. The revised standards are effective for goodwill and intangible assets acquired in business combinations for which the completion date is on or after March 31, 2004 and all other goodwill and intangible assets for annual periods beginning on or after March 31, 2004.

The Bayer Group and the LANXESS Subgroup are currently reviewing the effects of the amended standards on the financial condition and results of operations of the LANXESS Subgroup.

Basic Principles of the Consolidated Financial Statements

Consolidation Methods

Capital consolidation is performed according to IAS 22 (Business Combinations) by offsetting investments in subsidiaries against the underlying equity on the dates of acquisition by the Bayer Group. The identifiable assets and liabilities are included at their fair value. The balance is recognized as goodwill. Fair value adjustments of the assets and liabilities concerned are amortized together with the corresponding assets and liabilities in subsequent periods. No additional fair value adjustments are recognized in connection with the transfer of assets and liabilities and of subsidiares to the LANXESS Subgroup.

Where financial statements of individual consolidated companies reflect write-downs or write-backs of investments in other consolidated companies, these write-downs or write-backs are reversed for purposes of the Group financial statements.

Intragroup sales, profits, losses, income, expenses, receivables and payables are eliminated.

Deferred taxes are recognized for temporary differences related to consolidation entries.

Jointly-managed entities are consolidated pro rata according to the same principles.

The Combined Financial Statements include the business transactions and business activities allocable to the LANXESS Subgroup. Subsidiaries and joint ventures that do not have a material impact on the financial condition and results of operations either individually or in the aggregate, are not consolidated. They are presented in the Combined Financial Statements at the lower of cost of acquisition or fair value.

However, investments in associated companies on which the LANXESS Subgroup exerts significant influence, generally through an ownership interest between 20 and 50 percent, are accounted for by the equity method. The cost of acquisition of a company included at equity is adjusted annually by the percentage of any change in its stockholders’ equity. Any goodwill arising from the first-time inclusion of these investments at equity is accounted for in the same manner as goodwill relating to fully-consolidated companies. No companies were recorded at equity in the Combined Financial Statements for the years 2002 and 2003.

Foreign Currency Translation

In the financial statements of the individual consolidated companies, which are the basis for the Combined Financial Statements, foreign currency receivables and payables are translated at rates prevailing on the financial statement closing date, irrespective of whether they are exchange-hedged. Forward contracts which, from an economic point of view, serve as a hedge against fluctuations in exchange rates, are recorded at fair value.

The financial statements of entities outside the euro zone are translated into euros in accordance with the concept of “functional currencies” pursuant to IAS 21 (The Effects of Changes in Foreign Exchange Rates). The functional currencies are in all cases the respective local currencies, since these entities operate independently from a financial, economic and organizational point of view. Their assets and liabilities are therefore translated at rates prevailing on the financial statement closing date, and income and expense items at the average rates for the year.

Differences arising from the translation of foreign companies’ balance sheets as of the financial statement closing date are shown in a separate stockholders’ equity item as “currency translation adjustments”.

In preparing the consolidated financial statements, differences from the currency translation were also determined for the company units being transferred. It was assumed here that the ratio between the assets and liabilities transferable to the LANXESS Subgroup and the net assets of the transferring Bayer company would reflect the pro rata share of the currency translation difference.

In case consolidated companies leave the consolidated group, the respective currency translation differences are reversed and recognized in income.

The exchange rates for major currencies against the euro varied as follows:

		Closing Rate		Average rate
€1		2002	2003	2002	2003
Argentina	ARS	3.53	3.70	2.97	3.33
Brazil	BRL	3.71	3.66	2.78	3.47
United Kingdom	GBP	0.65	0.70	0.63	0.69
Japan	JPY	124.39	135.05	118.06	130.96
Canada	CAD	1.66	1.62	1.48	1.58
Mexico	MXN	10.99	14.18	9.15	12.22
Switzerland	CHF	1.45	1.56	1.47	1.52
USA	USD	1.05	1.26	0.95	1.13

Accounting and Valuation Principles

Net sales and other operating income

Sales are recognized upon delivery of goods or rendering of services to third parties and are reported net of sales taxes and rebates. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed. Expenses related to provisions for rebates to customers are recognized in the period in which the related sales are recorded based on contract terms. Payments relating to the sale or outlicensing of technologies or technological expertise are immediately recognized as income once the respective agreements have become effective, if all rights to the technologies and all obligations resulting from them have been relinquished under the terms of the contract. However, if rights to technologies continue to exist or obligations resulting from them have yet to be fulfilled, then the payments received are recorded in line with the actual circumstances. Revenues such as license and rental revenues, and dividend and interest income, are recognized according to the same principles.

Research and development costs

According to IAS 38 (Intangible Assets), research costs cannot be capitalized; development costs must only be capitalized if specific conditions have been fulfilled. Development costs must be capitalized if it is sufficiently certain that the future economic benefits to the company will cover not only the normal operational costs, but also the development costs themselves. There are also several other criteria relating to the development project and the products or processes being developed, all of which have to be met in order to justify asset recognition. As in fiscal year 2002, these conditions have not been satisfied.

Income taxes

Taxes paid or owed on income and other revenues in the individual jurisdictions, as well as any deferred taxes, are reported under income taxes. Taxes were generally allocated according to the respective contributions the transferring business divisions made to the results. Country-specific tax rates were used as the basis for the calculation. Underlying this calculation was an assumption that the German LANXESS companies were not included in Bayer AG’s consolidated tax assessment. Under this assumption and in accordance with the fundamental principles observed in the preparation of the Combined Financial Statements, tax loss carry forwards were allocated on a pro rata basis. Future actual tax results of the LANXESS Subgroup are dependent on the legal structure and tax strategy of the LANXESS Subgroup as an independent organization. One particular influencing factor will be the domestic tax loss carry forwards, which are expected to pass to the LANXESS Subgroup in accordance with § 15 (4) UmwStG and that may be used subject to the requirements under the general rules of § 8 (4) of the Corporate Income Tax Act (KStG).

Intangible assets

Intangible assets acquired for consideration are recorded at acquisition cost and amortized over their expected useful lives. Acquired intangible assets other than goodwill are amortized by the straight-line method over a period of 4 to 15 years. Permanent impairments are accounted for by impairment charges. If the reasons for the impairment loss cease to apply, it will be reversed. Amortization for the fiscal year was allocated to the relevant operating cost account, i.e., cost of goods sold, selling expenses, research and development expenses or general and administrative expenses.

Goodwill, including that resulting from capital consolidation, is capitalized in accordance with IAS 22 (Business Combinations) and amortized on a straight-line basis over its estimated useful life, not exceeding a maximum period of 20 years. The value of goodwill is reassessed regularly and is written-down, if necessary. In compliance with IAS 36 (Impairment of Assets), such write-downs of goodwill are calculated using an analysis of the future discounted estimated cash flows to be generated by the underlying assets. Amortization and write-downs of capitalized goodwill are recorded as other operating expense.

Self-created intangible assets generally are not capitalized. Certain development costs relating to the application development stage of internally developed software are, however, capitalized. These costs are amortized over the estimated useful life of the software from the date it is placed into service.

Property, plant and equipment

Property, plant and equipment is carried at the cost of acquisition or construction, less scheduled depreciation through actual use. Impairments are recognized for any declines in value expected to be permanent that exceed the depreciation through actual use. In compliance with IAS 36 (Impairment of Assets), such impairment is calculated using an analysis of the future discounted estimated cash flows of the relevant assets. If it is not possible to allocate to the assets in question their own future cash flow, the impairment is calculated on the basis of the cash flow generated by the relevant cash-generating unit. If the reasons for the impairment loss cease to apply, it will be reversed.

The cost of construction of self-constructed property, plant and equipment comprises the direct costs of the materials and direct manufacturing expenses, as well as appropriate allocations of material and manu-

facturing overheads, an appropriate share of the depreciation and write-downs of assets used in construction and the pro rata share of expenses for company pension plans and discretionary employee benefits that are attributable to the construction.

If the construction phase of property, plant or equipment extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalized as part of the cost of acquisition or construction.

Expenses for the repair of property, plant and equipment are normally charged against income, but they are capitalized if they result in an enlargement or substantial improvement of the respective asset.

Property, plant and equipment is depreciated using the straight-line method, except where the declining-balance method is more appropriate in light of the actual utilization pattern. Depreciation for the fiscal year has been allocated to the relevant operating cost account, i.e., cost of goods sold, selling expenses, research and development expenses or general and administrative expenses.

When property, plant and equipment assets are closed down, sold or abandoned, the difference between the net proceeds and the net carrying amount of the assets is recognized as a gain or a loss in other operating income or expenses, respectively.

The following depreciation periods, based on the estimated useful lives of the respective assets, are applied throughout the Group:

Buildings	20 to 50 years
Outdoor infrastructure	10 to 20 years
Plant installations	6 to 20 years
Machinery and apparatus	6 to 12 years
Laboratory and research facilities	3 to 5 years
Storage tanks and pipelines	10 to 20 years
Vehicles	5 to 8 years
Computer equipment	3 to 5 years
Furniture and fixtures	4 to 10 years

In accordance with IAS 17 (Leases), property, plant and equipment leased on terms equivalent to financing a purchase by long-term loan (finance leases) are capitalized at the lower of their fair value on the date of acquisition of the asset or the present value of the total lease payments. The leased assets are depreciated over their estimated useful lives except where subsequent transfer of title is uncertain, in which case they are depreciated over the shorter of their estimated useful lives or the term of the lease. Future lease payments are recorded as financial obligations.

Investments

Investments in affiliated companies and investments in securities are classified as either held-to-maturity or available-for-sale and recognized in compliance with IAS 39 (Financial Instruments: Recognition and Measurement) at amortized costs or fair value. Where evidence exists that such assets may be impaired, the impairment is recognized as necessary on the basis of an impairment test. If the reasons for the impairment loss lease to apply, it will be reversed.

Loans receivable that are interest-free or bear low rates of interest are carried at present value; other loans receivable are carried at amortized cost.

Financial instruments

Financial instruments represent contractual claims on financial assets. Under IAS 32 (Financial Instruments: Disclosure and Presentation), financial instruments include both primary instruments, such as trade accounts receivable and payable, investments, and financial liabilities; and derivative financial instruments, which are used to hedge risks arising from changes in currency exchange and interest rates. Further details concerning financial instruments are provided in note (35).

Inventories

In accordance with IAS 2 (Inventories), the item inventories encompasses assets (finished goods and goods purchased for resale) held for sale in the ordinary course of business, assets in the process of production for such sale (work in process) or assets to be consumed in the production process or in the rendering of services (raw materials and supplies). Inventories are usually measured at their cost of acquisition or production, using the weighted-average method, or, if lower, at net realizable value, which is the estimated ordinary course selling price less the estimated production costs and selling expenses.

The cost of goods sold comprises the direct cost of materials, direct manufacturing expenses and appropriate allocations of fixed and variable manufacturing overheads, to the extent they are attributable to production.

It also includes the share of expenses for company pension plans and discretionary employee benefits that are attributable to production. Administrative costs are included where they are attributable to production.

In view of the production characteristics of the Lanxess Subgroup, work in process and finished goods are grouped together.

Other receivables and other assets

Other receivables and other assets are recorded at amortized cost. Any necessary valuation allowances are made on the basis of the probability of default.

Deferred taxes

Deferred taxes are calculated in accordance with IAS 12 (Income Taxes). Deferred taxes arise from temporary differences between the carrying amounts of assets or liabilities in the accounting and tax balance sheets, from consolidation measures and from realizable tax loss carry forwards. The calculation is based on the anticipated tax rates in the individual countries at the time of recognition. The tax rates are generally based on the statutory provisions in effect or enacted, as the case may be, as of the balance sheet date.

A valuation allowance is recognized against tax loss carry forwards when it is not sufficiently certain that they will be realized.

Provisions

Other provisions are valued in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and, where appropriate, IAS 19 (Employee Benefits), using the best estimate of the extent of the obligation. Long-term portions of provisions are discounted to their present value insofar as the extent and timing of the obligation can be assessed with a reasonable degree of certainty. Details on pension provisions are provided in note (26).

If the projected extent of obligation declines as a result of a change in the estimate, the provision is reversed by the corresponding amount and the resulting income recognized in the appropriate operating cost account, i.e., cost of goods sold, selling expenses, research and development expenses or general and administrative expenses.

Personnel commitments mainly include annual bonus payments, service awards and other personnel costs. Reimbursements to be received from the German Government under the pre-retirement part-time work program are recorded as receivables and recognized as income as soon as the criteria for such reimbursements have been fulfilled. Provisions for trade-related commitments mainly include rebates.

The LANXESS Subgroup also sets up provisions for ongoing or probable litigation where reasonable estimates are possible. These provisions include all estimated legal fees and expenses and costs of potential settlements. The amounts are based on information and cost estimates provided by the Subgroup’s attorneys. The provisions are reviewed and updated together with the Group’s attorneys at regular intervals not exceeding three months.

Liabilities

Short-term liabilities are recognized at payment or redemption amounts. Long-term liabilities and financial obligations that do not represent an item hedged in a permissible hedge accounting relationship are carried at amortized cost. Liabilities relating to finance leases are carried at the present value of the future lease payments.

Deferred income

In accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), grants and subsidies that serve to promote investment are reflected on the balance sheet as deferred income. The amounts are reversed to income over the useful lives of the respective assets.

Cash Flow Statement

The cashflow statement shows how the liquidity of the LANXESS Subgroup was affected by the inflow and outflow of cash and cash equivalents during the course of the reporting year. The effects of acquisitions, divestitures or other changes in the scope of consolidation are eliminated. Cash flows are classified by operating, investing and financing activities in accordance with IAS 7 (Cash Flow Statements). Cash and cash equivalents shown in the balance sheet comprise cash, checks, balances with banks and securities with original maturities of up to three months. An adjustment is shown to reconcile cash and cash equivalents at the end of the year to the liquid assets reflected in the balance sheet.

The amounts reported by consolidated companies outside the euro zone are translated at average exchange rates for the year, with the exception of cash and cash equivalents, which are translated at rates prevailing on the financial statement closing date as in the balance sheet. The effects of changes in the exchange rates on cash and cash equivalents are shown separately.

Global Impairment Testing Procedures and Impact

In the fourth quarter of 2003, the Bayer Group considered it necessary to review the carrying amount of its global assets as part of an impairment test conducted pursuant to IAS 36. This impairment test also affected business areas allocable to the LANXESS Subgroup. These developments were caused primarily by a number of anticipated adverse external factors such as sustained unfavorable price trends, especially higher raw material costs, that could only be passed on to customers to a limited extent. An additional underlying cause was lower sales volume growth as a result of tougher competition caused partially by global overcapacities. Moreover, lower macroeconomic growth forecasts and continued unfavorable currency exchange trends played a role.

Assets were tested for impairment by comparing the residual carrying amount of each cash-generating unit (CGU) to the recoverable amount, which is the higher of the net selling price or value in use.

In line with the definition of cash generating units, those units were generally identified as being the strategic business entities. They represent the financial reporting level immediately below the segments.

The following business units comprising all segments of the LANXESS Subgroup were affected by the 2003 impairments:

Chemical	Performance	Engineering	Performance
Intermediates	Chemicals	Plastics	Rubber
Fine Chemicals	Textile Processing Chemicals	Styrenics Resins	Technical Rubber Products
Inorganic Pigments	Paper	Fibers	Polybutadiene Rubber
Rubber Chemicals

Where the carrying amount of a cash generating unit exceeded the recoverable amount, an impairment loss was recognized covering the difference. First, the goodwill of the relevant strategic business entity was written down. Any remaining impairment loss was allocated pro rata among the other assets of the strategic business entity, based on the net carrying amount of each asset on December 31, 2003.

The value in use was determined from the present value of expected future cash flows, based on the continuing use of the asset by the strategic business entity and its retirement at the end of its useful life. The cash flow forecasts were derived from the long-term planning of the Bayer Group.

The discount rate was determined based on in-house analyses of the weighted average cost of capital (WACC). The model used for determining the cost of capital for these analyses is based on the option pricing theory and takes into account country, credit and additional risks arising from the volatility of the business operations as well as the capital structure.

A capital structure was computed for each Bayer subgroup by deriving its theoretical stockholders’ equity from the market capitalization of Bayer AG, while taking into account industry-specific financing structures. For the global strategic business entities of the LANXESS Subgroup subjected to impairment testing, the WACC used to discount the estimated cash flows varied between six and seven percent, depending on a specific risk intrinsic to the respective assets.

The following impairment losses were recognized with regard to the LANXESS Subgroup’s noncurrent assets for 2003:

2003
In € millions
Goodwill	80
of which Chemical Intermediates	8
of which Performance Chemicals	72
of which Engineering Plastics	—
of which Performance Rubber	—
Intangible assets, excluding goodwill	84
of which Chemical Intermediates	1
of which Performance Chemicals	26
of which Engineering Plastics	54
of which Performance Rubber	3
Property, plant and equipment	824
of which Chemical Intermediates	322
of which Performance Chemicals	70
of which Engineering Plastics	302
of which Performance Rubber	130

Total	988

of which Chemical Intermediates	331

of which Performance Chemicals	168

of which Engineering Plastics	356

of which Performance Rubber	133

In fiscal year 2002, impairment losses on property, plant and equipment (totaling €84 million) were recognized solely in Engineering Plastics.

Changes in the Group

Since in the past only a portion of the business of the LANXESS Subgroup had been conducted by independent legal entities, while the majority of the business had been conducted by shared legal entities engaged in other Bayer Group business as well, the consolidated financial statements were derived from the Bayer Group’s consolidated accounts.

The Combined Financial Statements include 38 companies that were exclusively engaged in LANXESS-related business. They were included in the LANXESS Subgroup on the basis of their historical financial statements for the years 2002 and 2003.

Former (transferred) Bayer company	Future LANXESS company
Germany

GVW Garnveredelungswerke GmbH, Goch	GVW Garnveredelungswerke GmbH, Goch
Bayer Distribution Service GmbH, Cologne	LANXESS Distribution GmbH, Cologne
RheinChemie Rheinau GmbH, Mannheim	RheinChemie Rheinau GmbH, Mannheim
Bayer Faser GmbH, Dormagen	Dorlastan Fibers & Monofil GmbH, Dormagen
Bayer Kautschuk Gesellschaft mit beschränkter Haftung, Dormagen	LANXESS Kautschuk GmbH, Dormagen
Bayer Buna GmbH, Marl Borchers GmbH, Langenfeld	LANXESS Buna GmbH, Marl Borchers GmbH, Langenfeld
IAB Ionenaustauscher GmbH Bitterfeld, Greppin	IAB Ionenaustauscher GmbH Bitterfeld, Greppin
Bayer Industrieprodukte GmbH & Co. KG, Leverkusen	LANXESS Europe GmbH & Co. KG, Leverkusen
ISL-Chemie GmbH & Co. KG, Kürten	ISL-Chemie GmbH & Co. KG, Kürten
DUBAY Polymer GmbH, Hamm (beginning 2003)	DUBAY Polymer GmbH, Hamm (beginning 2003)
PharmAgro GmbH, Leverkusen (beginning 2003)	PharmAgro GmbH, Leverkusen (beginning 2003)

Other Europe

Bayer Rubber N.V., Belgium	LANXESS Rubber N.V., Belgium
Bayer Elastomeres S.A., France	LANXESS Elastomeres S.A.S, France
Borchers France S.A., France	Borchers France S.A., France
Sybron Chemical Industries Nederland B.V., Netherlands	Sybron Chemical Industries Nederland B.V., Netherlands
EUROPIGMENTS S.L., Spain	EUROPIGMENTS S.L., Spain
Bayer Chemicals S.L., Spain	LANXESS Chemicals S.L., Spain
Novochem 2000 S.A., Spain (beginning 2003)	Novochem 2000 S.A., Spain (beginning 2003)

Former (transferred) Bayer company	Future LANXESS company
W. Hawley & Son Ltd., Great Britain	LANXESS Limited, Great Britain
Bayer Tanatex B.V., Netherlands	LANXESS B.V., Netherlands
Sybron Chemicals Holdings B.V., Netherlands	Sybron Chemicals Holdings B.V., Netherlands
Sybron Chemicals International Holdings Ltd., Great Britain	Sybron Chemicals International Holdings Ltd., Great Britain
Sybron Kimyasal Ürünler Ticaret Limited Sirketi, Turkey	Sybron Kimyasal Ürünler Ticaret Limited Sirketi, Turkey

North America

Rhein Chemie Corporation, USA	Rhein Chemie Corporation, USA
Sybron Chemicals Inc., USA	Sybron Chemicals Inc., USA
Sybron Chemical Holdings Inc., USA	Sybron Chemical Holdings Inc., USA

Asia/Oceania

Bayer Chemicals Pty. Ltd., Australia	LANXESS Pty. Ltd., Australia
Bayer Shanghai Pigments Co. Ltd., China	LANXESS Shanghai Pigments Co. Ltd., China
Bayer International Trading (Shanghai) Co. Ltd., China	LANXESS International Trading (Shanghai) Company Limited, China
Bayer Wuxi Leather Chemical Co. Ltd., China	LANXESS (Wuxi) Chemical Co. Ltd., China
Rhein Chemie (Qingdao) Co. Limited, China	Rhein Chemie (Qingdao) Co. Limited, China
Bayer Speciality, India	LANXESS India Private Limited, India
Bayer ABS Limited, India	LANXESS ABS Limited, India
Rhein Chemie Japan Ltd., Japan	Rhein Chemie Japan Ltd., Japan
Bayer Chemicals Japan Ltd., Japan (Spin-off in 2003)	LANXESS K.K., Japan

Latin America/Africa/Middle East

Bayer Holding (Pty) Ltd., South Africa	LANXESS Mining (Proprietary) Limited, South Africa
Chrome International South Africa (Pty) Ltd., South Africa	Chrome International South Africa (Pty) Ltd., South Africa

Four of the listed companies, which operate businesses primarily allocable to the LANXESS Subgroup, were also included in the Combined Financial Statements on the basis of their historical financial statements, although the business units or business activities allocable to the remaining part of the Bayer Group were transferred to a new or existing Bayer company.

Former (transferred) Bayer Company	Future LANXESS Company
Bayer Chemicals Pty. Ltd., Australia	LANXESS Pty. Ltd., Australia
Bayer ABS Limited , India	LANXESS ABS Limited, India
Sybron Chemicals Inc., USA	Sybron Chemicals Inc., USA
Bayer International Trading (Shanghai) Co. Ltd., China	LANXESS International Trading (Shanghai) Co. Ltd., China

In the case of an additional 35 companies, which were primarily engaged in business activities that were to remain with the Bayer Group but whose LANXESS-related business was to be transferred to legally independent units, individual assets were removed from the existing companies in order to reflect the LANXESS-related business. Also included in this number of companies are seven Bayer service companies, which had previously provided services to the LANXESS Subgroup.

For purposes of consolidation, financial statements were prepared for the following divisions in the Combined Financial Statements:

Bayer company (transferring entity)	Future LANXESS company
Germany

Bayer MaterialScience AG, Leverkusen	LANXESS Deutschland GmbH, Leverkusen
Euroservices Bayer GmbH, Leverkusen	LANXESS Accounting GmbH, Leverkusen
Bayer Polymers Customer Services GmbH, Neuss	LANXESS Europe GmbH & Co. KG, Leverkusen
Bayer Chemicals AG, Leverkusen	LANXESS Deutschland GmbH, Leverkusen
Bayer Business Services GmbH, Leverkusen	LANXESS Deutschland GmbH, Leverkusen
Bayer Technology Services GmbH, Leverkusen	LANXESS Deutschland GmbH, Leverkusen

Other Europe

Bayer Antwerpen N.V., Belgium	LANXESS N.V., Belgium
Bayer International Comm. V., Belgium	LANXESS N.V., Belgium
Bayer S.A.-N.V., Belgium	LANXESS N.V., Belgium
Bayer B.V., Netherlands	LANXESS B.V., Netherlands
Bayer S.A.S., France	LANXESS S.A.S., France
Bayer S.P.A., Italy	LANXESS S.r.l., Italy
Bayer MaterialScience S.r.l., Milan	LANXESS Deutschland GmbH, Leverkusen
Bayer International S.A., Belgium	LANXESS N.V., Belgium
Bayer International, Switzerland	LANXESS International S.A., Switzerland
Bayer Hispania, S.A., Spain	LANXESS Holding Hispania, S.L., Spain
Bayer Polimeros S.L., Barcelona	LANXESS Styrenics S.L., Barcelona, Spain
Bayer UK Limited, Great Britain	LANXESS Limited, Great Britain

Bayer company (transferring entity)	Future LANXESS company
North America

Bayer Inc., Canada	LANXESS Inc., Canada
Bayer Polymers LLC, USA	LANXESS Corp., USA
Bayer Chemicals Corporation, USA	LANXESS Corp., USA
Bayer Corporate and Business Services LLC, USA	LANXESS Corp., USA

Asia/Oceania

Bayer Australia Limited, Australia	LANXESS Pty. Ltd. , Australia
Bayer China Company Limited, Hong Kong	LANXESS Hong Kong Ltd., Hong Kong
Bayer China Ltd., China Bayer Polymers, Hong Kong	LANXESS Chemical (Shanghai) Company Limited, China LANXESS Hong Kong Ltd., Hong Kong
Bayer (India) Limited, India	LANXESS India Private Limited, India
Bayer Polychem India Limited, India	LANXESS India Private Limited, India
Bayer Ltd., Japan	LANXESS K.K., Japan
Bayer South East Asia Pte. Ltd., Singapore	LANXESS Pte. Ltd., Singapore
Bayer Thai Company Limited, Thailand	LANXESS (Thailand) Co., Ltd., Thailand

Latin America/Africa/Middle East

Bayer S.A., Argentina	LANXESS S.A., Argentina
Bayer de Mexico, S.A. de C.V., Mexico	LANXESS, S.A. de C.V., Mexico
Bayer S.A., Brazil	LANXESS Industria de Produtos Quimicos e Plasticos Ltda., Brazil
Bayer (Proprietary) Limited, South Africa	LANXESS (Pty) Ltd., South Africa

Eleven additional subsidiaries were not consolidated because in aggregate they are of minor importance to the Group’s financial condition and results of operations. The following is a list of these companies:

Percentage
ownership
LANXESS company	[%]
Suberit Kork GmbH, Mannheim	100
LANXESS Europe Geschäftsführungs GmbH, Leverkusen	100
ISL-Chemie Geschäftsführungs GmbH, Leverkusen	100
Mineracao Comisa Ltda., Brazil	100
Comercial Andinas Ltda., Chile	99.5
Mineracao Cromina Ltda., Brazil	100
Sybron Chemicals UK Ltd., Great Britain	100
Sybron Chemicals (Shanghai) Ltd., China	100
Sybron Chemicals (South Africa) (Pty) Ltd., South Africa	100
Sybron Quimica Iberica S.A., Barcelona	100
1. BCh eV GmbH, Leverkusen (beginning 2003)	100

Furthermore, there are eight (2002: nine) associated or other companies deemed to be of minor importance to the Group’s financial condition and results of operations. The following is a list of these companies:

Percentage
ownership
LANXESS company	[%]
ARG Verwaltungs GmbH, Duisburg	16.67
ARG mbH & Co. KG, Duisburg	16.90
Treuhandgemeinschaft Deutscher Chemiefasererzeuger GmbH, Frankfurt	12.60
Studiengesellschaft Kohle mbH, Mülheim	4.50
Quimidroga Plasticos, S.A., Barcelona	40.00
Indaver N.V., Antwerp	0.50
Elemica Inc., Delaware, USA	9.48
Hidrax Ltda., Brazil	39.00
Elemica, Dublin (only in 2002; merged into Elemica Inc., Delaware, in 2003)	9.00

In the years 2002 and 2003, Bayer Chrome International, South Africa, was included as a joint venture in accordance with IAS 31 (Financial Reporting of Interests in Joint Ventures) by proportionate consolidation. The joint venture had the following effect on the Group’s assets and liabilities as well as on its income and expenses:

	2002		2002
In € millions		In € millions
Noncurrent assets	31	Income	20
Current assets	3	Expenses	(19)
Provisions for pensions	0
Other provisions	(1)
Financial obligations	(36)
Remaining liabilities	(1)

Net assets	(4)	Income after taxes	1

	2003		2003
In € millions		In € millions
Noncurrent assets	30	Income	17
Current assets	5	Expenses	(21)
Provisions for pensions	0
Other provisions	(1)
Financial obligations	(39)
Remaining liabilities	(1)

Net assets	(6)	Income after taxes	(4)

No acquisitions were made in the years 2002 and 2003. In 2003, the organic pigments business was sold to Sun Chemicals Group (USA) for €46 million, which was offset against asset disposals totaling €41 million and transaction and other costs in the amount of €5 million.

Notes to the Statements of Income

(1) Net sales

Net sales in 2003 decreased by €448 million (or 6.6 percent) compared with 2002 to €6,315 million. The effect of negative changes in the currency exchange rates was €353 million or -5.2 percent. Furthermore, divestitures reduced sales by €58 million; a development that may be traced primarily to the divestiture of the Organic Pigments product group.

The Combined Financial Statements generally reflect the target structure of the LANXESS Group. However, transactions completed after January 1, 2002 with respect to individual product groups — primarily the sale of Organic Pigments — are included in the Combined Financial Statements as of the date on which they took economic effect.

Sales and their breakdown by segment are presented in the summary on page 222.

(2) Research and development costs

Because of their importance to the LANXESS Subgroup, research and development expenses are reported separately from the cost of goods sold, selling expenses and general administration expenses.

(3) Other operating income

In € millions	2002	2003
Reversal of unutilized provisions	21	11

Recognition of exchange rate hedges	13	11

Gains from sales of property, plant and equipment	1	0

Write-backs of receivables and other assets	1	1

Other operating income	40	34

	76	57

(4) Other operating expenses

In € millions	2002	2003
Amortization and write-downs of acquired goodwill	(19)	(97)

Write-downs of trade account receivables	(8)	(3)

Losses from sales of property, plant and equipment	(6)	(5)

Impairment write-downs, excluding goodwill	(84)	(908)

Other operating expenses	(220)	(85)

	(337)	(1,098)

In fiscal year 2003, the need for worldwide impairments led to €988 million in additional charges reported under other operating expenses.

In 2002, a special charge against property, plant and equipment in the fibers business, in particular, increased other operating expenses by €84 million.

€48 million was spent on restructuring in 2003 (2002: €144 million). Further details on the restructuring measures are set forth on page 269.

(5) Operating result (EBIT)

The breakdown of operating results by segment and by region is set forth on page 222.

As part of the accounting for “defined benefit plans”, all expenses and income items included in net pension cost as of December 31, 2003 were recognized in the operating result in the Bayer consolidated financial statements through December 31, 2003. Consequently, interest costs for funded pension obligations representing the increase in present value of the defined benefit obligation during the reporting period as well as the expected return on plan assets were included in the operating result. Only the interest costs for unfunded pension obligations were recorded as other non-operating expense.

All interest costs (i.e., even those involving funded pension obligations) were reported retroactively under non-operating result in the LANXESS Combined Financial Statements using the same approach applied by the Bayer Group starting in 2004. The same applies to the return on plan assets. Regarding the amortization of any actuarial gains or losses, a distinction must be made as to whether the expense resulted from changes in the actuarial assumptions regarding pension obligations or from changes in plan assets. If the assumptions regarding the pension obligations change (such as due to rising salaries and wages), the relevant expense or income must be allocated to the respective operating cost account (such as selling expenses, research and development expenses, general and administrative expenses, etc), thereby increasing or decreasing the operating result. Income or expenses that resulted from changes in the actual values as to opposed to changes in the actuarial assumptions made in connection with valuing the plan assets, continued to be recorded under non-operating result.

(6) Income (expense) from investments in affiliated companies — net

This comprises the following items:

In € millions	2002	2003
Dividends and similar income	0	0

Income from profit and loss transfer agreements	0	2
• of which €0 million from subsidiaries (2002: €0 million)

Write-downs of investments in affiliated companies	0	(17)

	0	(15)

(7) Interest income and expense — net

Interest income and expense consists of:

In € millions	2002	2003
Income from other securities and loans included in investments	0	0

Other interest and similar income	11	12
• of which €0 million (2002: €0 million) from subsidiaries

Interest and similar expenses	(82)	(66)
• of which — €1 million (2002: €3 million) to subsidiaries

	(71)	(54)

Finance leases are capitalized under property, plant and equipment in compliance with IAS 17 (Leases). The interest portion of the lease payments, amounting to €5 million (2002: €5 million), is reflected under interest expense.

Interest, which is incurred to finance the construction phase on larger investment projects, did not arise.

(8) Other non-operating income and expenses — net

Other non-operating income and expenses consist of the following:

In € millions	2002	2003
Interest portion of interest-bearing provisions	(13)	(23)

Net exchange loss	(4)	(18)

Miscellaneous non-operating expenses	(1)	(2)

Miscellaneous non-operating income	0	1

	(18)	(42)

(9) Income taxes

The income taxes item reflects the taxes on income owed or paid in the individual countries as well as the deferred tax accruals. Taxes were generally allocated according to the contributions the transferring business divisions made to the results. Country-specific tax rates were used as the basis for the calculation. Underlying this calculation was an assumption that the German LANXESS companies were not included in Bayer AG’s consolidated tax assessment. Under this assumption and in accordance with the fundamental principles observed in the preparation of the Combined Financial Statements, tax loss carry forwards were allocated on a pro rata basis.

The absence of historical unity and independence of the LANXESS Subgroup limits the informative value of the taxes reported here. Future actual tax results of the LANXESS Subgroup are dependent on the legal structure and tax strategy of the LANXESS Subgroup as an independent organization. One significant influencing factor will be the domestic tax loss carry-forwards, which are expected to pass to the LANXESS Subgroup in accordance with § 15 (4) UmwStG and which may be used subject to the requirements under the general rules of § 8 (4) of the Corporate Income Tax Act (KStG).

The breakdown of income tax expenses by origin is as follows:

In € millions	2002	2003
Income/loss before income taxes
— Germany	(136)	(816)
— Other countries	(72)	(592)

	(208)	(1,408)

Income taxes paid or accrued
— Germany	(11)	(11)
— Other countries	(59)	23
	(70)	12
Deferred taxes
— from temporary differences	136	258
— from tax loss carry forwards	24	142
	160	400

	90	412

In 2003, deferred tax expenses declined by €10 million as a result of changes in tax rates, while increasing by €3 million in 2002.

The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

In € millions	December 31, 2002		December 31, 2003
	Deferred	Deferred	Deferred	Deferred
	tax assets	tax liabilities	tax assets	tax liabilities
Intangible assets	29	1	45	1
Property, plant and equipment	1	408	129	300
Investments	—	—	—	—
Inventories	20	14	12	13
Receivables	4	13	3	14
Other current assets	2	24	0	17
Pension provisions	25	11	26	14
Other provisions	64	2	52	2
Other liabilities	18	1	42	0
Tax loss carry forwards	29	—	167	—
Valuation allowance for tax loss carry forwards	(3)	—	(2)	—

	189	474	474	361

of which long-term	81	420	364	316
Set-off*	(164)	(164)	(304)	(304)

	25	310	170	57

*	According to IAS 12 (Income Taxes), deferred tax assets and deferred tax liabilities should, under certain conditions, be offset, if they relate to income taxes levied by the same tax authority.

Due to changes in scope of consolidation, deferred tax assets increased by €2 million in 2003. The existing tax loss carry forwards may continue to be used as follows:

	December 31,	December 31,
	2002	2003
€ in millions
Within one year	—	4
Within two years	—	—
Within three years	—	—
Within four years	—	—
Within five years or more	78	416

	78	420

Deferred tax assets totaling €165 million (2002: €26 million) are recognized on the €420 million (2002: €74 million) in tax loss carry forwards that represent income likely to be realized in the future. This resulted in deferred tax income of €142 million (2002: €24 million). The actual utilization of domestic tax loss carry forwards is governed by the general provisions of § 8 (4) KStG.

The actual tax income for 2003 is €412 million (2002: tax income of €90 million). This amount differs by €105 million (2002: €18 million) from the anticipated tax income of €517 million (2002: €72 million), which would result from applying to the pre-tax loss of the legal entities and the spun-off business activities a 2003 tax rate of 36.7 percent (2002: 34.8 percent), which is the weighted average of the theoretical tax rates for the individual consolidated companies.

The reconciliation of theoretical to actual income tax (income) expense in the Group is as follows:

	2002		2003
	€ millions	%	€ millions	%
Theoretical tax income (+)	72	100	517	100
Increase in taxes due to non-tax-deductible expenses
- amortization of goodwill	(7)	(10)	(6)	(1)
- non-scheduled amortization of goodwill based on impairment	—	—	(29)	(6)
Other expenses relating to impairment	—	—	(57)	(11)
Other tax effects	25	35	(13)	(2)

Actual tax income (+)	90	125	412	80

Effective tax rate in %	43.3		29.3

(10)	Other taxes

Other taxes amounting to €70 million (2002: €46 million) are included in the cost of goods sold, selling expenses, research and development expenses and general and administrative expenses. These are mainly taxes related to property, as well as taxes on electricity and other utilities.

(11)	Minority stockholders’ interest

Minority interests in income are €2 million (2002: €2 million), while minority interest in losses amounted to €1 million (2002: €1 million).

(12)	Earnings per share

Since there were no issued and outstanding options, the earnings per share were not diluted in either 2002 or 2003. The ordinary and diluted earnings per share were calculated for 2002 and 2003 on the basis of the annual net income (net loss) divided by the assumed number of shares after completion of the Spin-off. The Board of Management at Bayer AG assumes that 73,034,192 shares of LANXESS AG stock will be issued to implement the Spin-off.

(13)	Cost of materials

The cost of materials was €2,434 million (2002: €2,841 million). Since the Bayer Group had not prepared separate annual financial statements with respect to the businesses of the LANXESS Subgroup businesses prior to the decision to spin-off that subgroup, the cost of materials was computed on the basis of the consolidated accounts of the Bayer Group. The cost of materials shown here do not necessarily reflect the expenditures that would have arisen had the LANXESS Subgroup maintained a separate reporting program as of January 1, 2002. In particular, the group-wide service functions, which were transferred to the operating units, could cause future distortions between primary and secondary costs.

(14)	Personnel expenses

     Personnel expenses declined by €3 million to €1,277 million in 2003; changes in exchange rates reduced this expense by €13 million (2002: €40 million). Personnel expenses consist of wages and salaries totaling €932 million (2002: €993 million) and social expenses totaling €345 million (2002: €287 million), of which €141 million (2002: €99 million) were pension expenses. The limitation on the informative value of the cost of materials also applies accordingly to personnel expenses.

(15)	Employees

The number of employees, classified by corporate functions, was as follows:

	2002	2003
Marketing	3,867	3,648
Technology	14,048	14,213
Research	1,316	887
Administration	2,229	1,675

	21,460	20,423

Included in this number is the LANXESS Subgroup’s pro rata share of joint venture employees. The total number of persons employed by joint ventures of the LANXESS Subgroup was 65 (2002: 66).

Notes to the Balance Sheets

(16)	Intangible assets

Changes in intangible assets in 2002 were as follows:

	Acquired
	concessions,
	industrial
	property rights,
	similar rights
	and assets, and
In € millions	licenses thereunder	Acquired goodwill	Advance payments	Total
Gross carrying amounts, Dec. 31, 2001	339	236	9	584
Exchange differences	(28)	(33)	(1)	(62)
Changes in scope of consolidation	—	—	—	—
Acquisitions	—	—	—	—
Capital expenditures	45	14	32	91
Retirements	(5)	—	—	(5)
Transfers	1	—	(1)	0

Gross carrying amounts (Dec. 31, 2002)	352	217	39	608

Accumulated amortization and write-downs, Dec. 31, 2001	(122)	(63)	—	(185)
Exchange differences	15	15	—	30
Changes in scope of consolidation	—	—	—	—
Amortization and write-downs in 2002	(59)	(19)	—	(78)
• of which write-downs	(8)	—		(8)
Write-backs	—	—	—	—
Retirements	4	—	—	4
Transfers	—	—	—	—

Accumulated amortization and write-downs, Dec. 31, 2002	(162)	(67)	—	(229)

Net carrying amounts, Dec. 31, 2002	190	150	39	379

Changes in intangible assets in 2003 were as follows:

	Acquired
	concessions,
	industrial
	property rights,
	similar rights
	and assets, and
	licenses
In € millions	thereunder	Acquired goodwill	Advance payments	Total
Gross carrying amounts, Dec. 31, 2002	352	217	39	608
Exchange differences	(21)	(15)	(2)	(38)
Changes in scope of consolidation	2	—	—	2
Acquisitions	—	—	—	—
Capital expenditures	41	0	8	49
Retirements	(124)	(65)	—	(189)
Transfers	18	—	(30)	(12)

Gross carrying amounts, Dec. 31, 2003	268	137	15	420

Accumulated depreciation and write-downs, Dec. 31, 2002	(162)	(67)	—	(229)
Exchange differences	19	0	—	19
Changes in scope of consolidation	—	—	—	—
Amortization and write-downs in 2003	(202)	(97)	(1)	(300)
• of which write-downs	(89)	(80)	(1)	(170)
Write-backs	0	—	—	0
Retirements	122	65	—	187
Transfers	2	—	—	2

Accumulated amortization and write-downs, Dec. 31, 2003	(221)	(99)	(1)	(321)

Net carrying amounts, Dec. 31, 2003	47	38	14	99

The assets of the companies outside the euro zone at the beginning and at the end of each year are translated at the exchange rates prevailing on the financial statement closing date, while intra-year changes in assets are translated at the average rate for that year. This translation method generally also applies to acquisition-related goodwill and remeasurement amounts reflected in the statements of companies outside the euro zone. The differences resulting from currency translation are presented separately in the table above.

(17)	Property, plant and equipment

Changes in property, plant and equipment in 2002 were as follows:

				Advance
				payments to
				vendors and
		Technical	Furniture,	contractors and
	Land and	equipment	fixtures and	construction in
In € millions	buildings	and machinery	other equipment	progress	Total
Gross carrying amounts, Dec. 31, 2001	1,354	6,173	192	241	7,960
Exchange differences	(73)	(378)	(12)	(11)	(474)
Changes in scope of consolidation	—	—	—	—	—
Acquisitions	—	—	—	—	—
Capital expenditures	21	187	11	177	396
Retirements	(23)	(294)	(18)	(1)	(336)
Transfers	67	143	5	(215)	0

Gross carrying amounts, Dec. 31, 2002	1,346	5,831	178	191	7,546

Accumulated depreciation and write-downs, Dec. 31, 2001	(818)	(3,967)	(139)	—	(4,924)
Exchange differences	22	241	8	0	271
Changes in scope of consolidation	—	—	—	—	—
Depreciation and write-downs in 2002	(50)	(518)	(20)	0	(588)
• of which write-downs	(5)	(78)	(1)	—	(84)
Write-backs	—	—	—	—	—
Retirements	18	235	17	—	270
Transfers	(22)	22	—	—	0

Accumulated depreciation and write-downs, Dec. 31, 2002	(850)	(3,987)	(134)	0	(4,971)

Net carrying amounts, Dec. 31, 2002	496	1,844	44	191	2,575

Changes in property, plant and equipment in 2003 were as follows:

				Advance
				payments to
				vendors and
		Technical	Furniture,	contractors and
	Land and	equipment	fixtures and	construction in
In € millions	buildings	and machinery	other equipment	progress	Total
Gross carrying amounts, Dec. 31, 2002	1,346	5,831	178	191	7,546
Exchange differences	(40)	(191)	(7)	(4)	(242)
Changes in scope of consolidation	6	22	—	24	52
Acquisitions	—	—	—	—	—
Capital expenditures	10	97	4	152	263
Retirements	(28)	(304)	(13)	(3)	(348)
Transfers	69	74	22	(153)	12

Gross carrying amounts, Dec. 31, 2003	1,363	5,529	184	207	7,283

Accumulated depreciation and write-downs, Dec. 31, 2002	(850)	(3,987)	(134)	0	(4,971)
Exchange differences	19	114	5	—	138
Changes in scope of consolidation	—	—	—	—	—
Depreciation and write-downs in 2003	(195)	(942)	(39)	(1)	(1,177)
• of which write-downs	(160)	(640)	(23)	(1)	(824)
Write-backs	—	—	—	—	—
Retirements	14	254	12	—	280
Transfers	(29)	40	(13)	—	(2)

Accumulated depreciation and write-downs, Dec. 31, 2003	(1,041)	(4,521)	(169)	(1)	(5,732)

Net carrying amounts, Dec. 31, 2003	322	1,008	15	206	1,551

The guidelines for currency translation described under “Intangible Assets” also apply here.

Capitalized property, plant and equipment includes assets held under finance leases having a total net value of €53 million (2002: €60 million). The gross carrying amounts of these assets as of the financial statement closing date total €126 million (2002: €132 million).

These assets are mainly technical equipment and machinery with a carrying amount of €38 million and a gross carrying amount of €107 million (2002: carrying amount of €53 million and gross carrying amount of €122 million) and buildings having a carrying amount of €13 million and a gross carrying amount of €18 million (2002: carrying amount of €6 million and gross carrying amount of €8 million). In the case of buildings, either the present value of the minimum lease payments covers substantially all of the costs of the acquisition or title passes to the lessee on expiration of the lease.

Also included are products of minor significance leased to other parties under operating leases, where — under the relevant agreements — the lease does not constitute a finance lease within the meaning of IAS 17 (Leases). However, if the lessee is to be regarded as the economic owner of the assets, a receivable is recognized in the balance sheet in the amount of the discounted future lease payments.

(18)	Investments

Changes in investments in 2002 were as follows:

			Investments in
			affiliated companies		Loans to other
	Investments	Loans to	Associated	Other	affiliated	Other	Other
In € millions	in subsidiaries	subsidiaries	companies	companies	companies	securities	loans	Total
Gross carrying amounts, Dec. 31, 2001	11	—	5	18	38	5	—	77
Exchange differences	—	—	—	0	—	—	—	0
Changes in scope of consolidation	—	—	—	—	—	—	—	—
Changes in fair value	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—
Other additions	—	—	—	—	1	0	—	1
Retirements	—	—	—	—	(5)	(3)	—	(8)
Transfers	—	—	—	—	—	—	—	—

Gross carrying amounts, Dec. 31, 2002	11	—	5	18	34	2	—	70

Accumulated write-downs, Dec. 31, 2001	(3)	—	—	—	0	—	—	(3)
Exchange differences	—	—	—	—	—	—	—	—
Changes in scope of consolidation	—	—	—	—	—	—	—	—
Write-downs in 2002	—	—	—	—	0	—	—	0
Write-backs	—	—	—	—	0	—	—	0
Retirements	—	—	—	—	0	—	—	0
Transfers	—	—	—	—	—	—	—	—

Accumulated write-downs, Dec. 31, 2002	(3)	—	—	—	0	—	—	(3)

Net carrying amounts, Dec. 31, 2002	8	—	5	18	34	2	0	67

Changes in investments in 2003 were as follows:

			Investments in other
			affiliated companies		Loans to
	Investments	Loans to	Associated	Other	other affiliated	Other	Other
In € millions	in subsidiaries	subsidiaries	companies	companies	companies	securities	loans	Total
Gross carrying amounts, Dec. 31, 2002	11	—	5	18	34	2	—	70
Exchange differences	—	—	—	—	—	—	—	—
Changes in scope of consolidation	(12)	—		—	—	—	—	(12)
Changes in fair value	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—
Other additions	1	—	—	0	0	1	—	2
Retirements	—	—	—	—	0	0	—	0
Transfers	5	—	(5)	—	—	—	—	—

Gross carrying amounts, Dec. 31, 2003	5	—	0	18	34	3	—	60

Accumulated write-downs, Dec. 31, 2002	(3)	—	—	—	0	—	—	(3)
Exchange differences	—	—	—	—	—	—	—	—
Changes in scope of consolidation	—	—	—	—	—	—	—	—
Write-downs in 2003		—	—	(17)	—	—	—	(17)
Write-backs	—	—	—	—	0	—	—	0
Retirements	—	—	—	—	0	—	—	0
Transfers	—	—	—	—	—	—	—	—

Accumulated write-downs, Dec. 31, 2003	(3)	—	0	(17)	0	—	—	(20)

Net carrying amounts, Dec. 31, 2003	2	—	0	1	34	3	—	40

The guidelines for currency translation described under “Intangible Assets” also apply here.

(19)	Inventories

Of the €1,096 million in inventories carried as of December 31, 2003 (2002: €1,094 million), €25 million (2002: €24 million) represent inventories carried at net realizable value.

Inventories consist of the following:

In € millions	Dec. 31, 2002	Dec. 31, 2003
Raw materials and supplies	183	185
Work in process, finished goods and goods purchased for	909	909
resale
Advance payments	2	2

	1,094	1,096

The changes in inventory write-downs are as follows:

In € millions	Dec. 31, 2002	Dec. 31, 2003
Balance at beginning of year	(25)	(62)
Additions charged to expense	(44)	(34)
Exchange differences	2	1
Changes in scope of consolidation	0	0
Deductions due to utilization	5	39

Balance at end of year	(62)	(56)

(20)	Trade accounts receivable

Trade accounts receivable include write-downs of €22 million (2002: €25 million) for amounts unlikely t o be collected.

The total amount of trade accounts receivable, which is due within one year, is €990 million (2002: €1,048 million). Trade accounts receivable from other affiliated companies totaled €3 million (2002: €6 million) and trade accounts receivable from other customers amounted to €987 million (2002: €1,042 million). Trade accounts receivable from other companies within the Bayer Group, which represent third parties to the LANXESS Subgroup, totaled €75 million (2002: €63 million). No trade accounts receivable from subsidiaries existed either in 2002 or 2003.

Changes in write-downs of trade accounts receivable are as follows:

In € millions	Dec. 31, 2002	Dec. 31, 2003
Balance at beginning of year	(25)	(25)
Additions charged to expenses	(8)	(3)
Exchange differences	5	1
Changes in scope of consolidation	0	0
Deductions due to utilization	3	5

Balance at end of year	(25)	(22)

(21)	Other receivables and other assets

Other receivables and other assets are generally carried at amortized cost, less write-downs totaling €3 million (2002: €0 million).

They are comprised as follows:

In € millions	Dec. 31, 2002	Dec. 31, 2003
Short-term loans	182	256
Pension assets in excess of obligations	72	89
Claims for tax refunds	22	28
Lease payments receivable	21	20
Receivables from derivative financial instruments	0	4
Interest receivable on loans	1	0
Payroll receivables	1	2
Other receivables	100	155

	399	554

Interest receivables on loans consist mainly of interest earned in the fiscal year, but not due to be received until after the balance sheet date.

Total other receivables include €1 million (2002: €0 million) of receivables from other affiliated companies. Other receivables from Bayer Group companies, which the LANXESS Subgroup classifies as third party receivables, totaled €332 million (2002: €214 million). There are no receivables from subsidiaries.

Total other receivables and other assets totaling €107 million (2002: €80 million) have maturities of more than one year.

Receivables under leases in which the customers are considered to be economic owners of the leased property (finance leases), totaled €20 million (2002: €21 million).

The lease payments are due as follows:

	Lease	Of which	Account
In € millions	payments	interest	receivable
2004	1	0	1
2005	1	0	1
2006	1	0	1
2007	1	0	1
2008	1	0	1
After 2008	15	0	15

	20	0	20

(22)	Liquid assets

In € millions	Dec. 31, 2002	Dec. 31, 2003
Marketable securities and other instruments	0	0
Cash and cash equivalents	10	13

	10	13

Financial instruments with original maturities of up to three months are recognized as cash equivalents in view of their high liquidity and are reported under “Cash and cash equivalents”.

(23)	Deferred charges

Total deferred charges include €13 million (2002: €12 million) expected to be used in 2004.

(24)	Stockholders’ equity

As previously explained in the section entitled “Basis of Financial Statement Reporting”, the Combined Financial Statements of the LANXESS Subgroup for 2002 and 2003 have been derived from the consolidated accounts of the Bayer Group, allocating the relevant activities to the LANXESS Subgroup for 2002 and 2003. On the basis of the above and of assumptions made, the liquidity and the equity and debt structure shown in the combined financial statements of the LANXESS Subgroup are based on the net indebtedness allocated to the LANXESS Subgroup as of June 30, 2004.

Thus, in accordance with the assumptions made, the total stockholders’ equity represents the difference between total assets and total liabilities included in the spun-off businesses combined in the LANXESS Subgroup, taking into account the allocation of net indebtedness for 2002 and 2003. This amount also includes any accumulated gains or losses incurred in these years as well as any other changes in stockholders’ equity incurred by the businesses combined in the LANXESS Subgroup.

(25)	Minority stockholders’ interest

Minority stockholders’ interest in 2002 consisted primarily of third parties’ shares in the equity of LANXESS ABS Ltd. of India, EUROPIGMENTS S.L. of Spain, LANXESS Shanghai Pigments Co. Ltd. and RheinChemie of China. In 2003, minority stockholders’ interest comprised mostly third parties’ shares in the equity of LANXESS ABS Ltd. of India, Novochem of Alcantarilla, DUBAY GmbH of Hamm, EUROPIGMENTS S.L. of Spain, and RheinChemie of China.

(26)	Provisions for pensions and other post-employment benefits

The LANXESS Subgroup provides retirement benefits for most of its employees, either directly or by contributing to independently-administered funds.

The manner in which these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees.

The basis for presenting the pension obligations in the Combined Financial Statements and the obligations to be transferred were separate actuarial opinions covering the periods ending December 31, 2002 and December 31, 2003, which in turn were based on the lists of employees transferred as of the financial statement closing date. The obligations were therefore calculated primarily on a person-by-person basis. Only in exceptional cases were obligations allocated proportionately based on the number of employees.

Country- or company-specific rules govern the vested pension claims of employees who had retired or left the organization prior to July 1, 2004.

Retirement benefits are provided under both defined contribution and defined benefit plans.

In the case of defined contribution plans, the company pays contributions to publicly- or privately-administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations.

The regular contributions constitute net periodic costs for the year in which they are due, and are included in the relevant operating cost account, i.e., cost of goods sold, research and development expenses or general and administrative expenses, and thus in the operating result. In 2003, these payments totaled €51 million (2002: €56 million) for the group.

All other retirement benefit plans are defined benefit plans, which may be either unfunded (i.e., financed by provisions or accruals), or funded (i.e., financed through pension funds). In 2003, expenses for defined benefit plans totaled €58 million (2002: €46 million), which, except for the interest costs incurred, the expected return on plan assets and that share of the amortized actuarial gains or losses that is attributable to the plan assets, are generally included in the relevant operating cost account, i.e., cost of goods sold, selling expenses, research and development expenses, general and administrative expenses or other operating income and expenses.

Provisions are also set up under this item for the obligations of Group companies, particularly in the United States, to provide health care to their retirees. For health care costs, the valuation is based on the assumption that they will increase at an annual rate of 5 percent in the long term. Early retirement and certain other benefits to retirees are also included to the extent these obligations are similar in character to pension obligations. Like pension obligations, they are valued in accordance with international standards. These obligations, which are similar to pension obligations, totaled €129 million (2002: €79 million). Expenses for 2003 amounted to €63 million (2002: €22 million). This comprises €57 million (2002: €14 million) for service costs incurred in 2003, €5 million (2002: €5 million) for interest costs as well as €1 million (2002: €1 million) for the amortization of actuarial losses. In 2002, this item included an additional €2 million expense arising from plan curtailments and settlements.

The costs for the plans comprise the following:

			Other post-employment
	Pension obligations		benefit obligations
In € millions	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003
Service cost	35	38	14	57
Past service cost	—	2	—	—
Interest cost	59	61	5	5
Expected return on plan assets	(56)	(51)	—	—
Amortization of actuarial amounts	2	8	1	1
Plan curtailments and settlements	6	—	2	—

	46	58	22	63

The pension provisions for defined benefit plans are calculated in accordance with IAS 19 (Employee Benefits) using the project unit credit method. Under this approach, the future benefit obligations are valued using actuarial methods on the basis of the appropriate assessment of the relevant parameters. Funds and benefit obligations are valued on a regular basis at least every three years. For all major funds, comprehensive actuarial valuations are performed annually.

Benefits expected to be payable after retirement are spread over each employee’s entire period of employment, allowing for future changes in remuneration.

The legally independent fund “Bayer Pensionskasse VvaG” (Bayer Pensionskasse) is a private insurance company and is therefore subject to the German Act on the Supervision of Private Insurance Companies (Versicherungsaufsichtsgesetz). Since Bayer guarantees the commitments of the Bayer Pensionskasse, it is classified as a defined benefit plan for IFRS purposes.

In addition to complying with regulatory provisions, the investment policy of Bayer Pensionskasse is geared toward managing the risk structure arising from its obligations. In light of capital market movements, the Bayer Pensionskasse has therefore developed a target strategic investment portfolio aligned to an appropriate risk structure. Its investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. It is anticipated that this investment policy can generate a return that enables it to meet its long-term commitments.

All defined benefit plans necessitate actuarial computations and valuations. These are based not only on life expectancy, but also on the following parameters, which vary from country to country according to economic conditions:

	Parameters used
	Dec. 31, 2002	Dec. 31, 2003
Discount rate	5.75% to	5.50% to
	7.00%	6.25%
Projected future remuneration increases	3.00% to	2.75% to
	4.75%	4.25%
Projected future pension increases	1.44% to	1.25% to
	2.25%	2.75%
Projected employee turnover (according to age and gender)	Empirical data
Expected return on plan assets	6.50% to	6.25% to
	8.50%	8.25%

Obligations relating to early retirement benefits are calculated on the basis of the expected medium-term utilization using a discount rate of 3.5% (2002: 3.75%).

			Other post-
			employment benefit
	Pension obligations		obligations
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
In € millions	2002	2003	2002	2003
Defined benefit obligation
Benefit obligation at start of year	992	1.007	91	90
Service cost	35	38	14	57
Interest cost	59	61	5	5
Employee contributions	9	10	—	—
Plan changes	2	2	—	—
Plan settlements	(21)	—	0	—
Net actuarial (gain) loss	2	31	(2)	8
Translation differences	(48)	(3)	(14)	(7)
Benefits paid	(28)	(28)	(6)	(7)
Mergers and acquisitions	—	—	—	—
Divestitures	—	—	—	—
Plan curtailments	5	—	2	—

Benefit obligation at year end	1,007	1,118	90	146

Fair value of plan assets
Plan assets at start of year	844	748	—	—
Actual return on plan assets	(42)	42	—	—
Mergers and acquisitions	—	—	—	—
Divestitures	—	—	—	—
Plan settlements	(16)	0	—	—
Translation differences	(39)	1	—	—
Employer contributions	20	39	6	7
Employee contributions	9	10	—	—
Benefits paid	(28)	(28)	(6)	(7)

Plan assets at year end	748	812	0	0

Funded status	(259)	(306)	(90)	(146)

Unrecognized past service cost	2	1	—	—
Unrecognized transition obligation	—	—	—	—
Unrecognized actuarial (gain) loss	213	243	11	17
Asset limitation due to uncertainty of future benefits	(129)	(128)	—	—

Net recognized liability at year end	(173)	(190)	(79)	(129)

Amount recognized in the balance sheet
Prepaid benefit assets	72	89	—	—
Provisions for pension and other post-employment benefits	(245)	(279)	(79)	(129)

Net recognized liability	(173)	(190)	(79)	(129)

Of the defined benefit obligations for pensions, €283 million (2002: €245 million) relates to unfunded benefit obligations, while €835 million (2002: €762 million) relates to funded benefit obligations. The defined benefit obligation for other post-employment benefits is completely funded at €146 million (2002: €90 million).

Of the funded pension plans, total overfunding of individual plans amounts to €60 million (2002: €67 million), while underfunding amounts to €83 million (2002: €79 million).

The adjustments, as yet unrecognized in the income statement, represent the difference between the defined benefit obligation — after deducting the fair value of plan assets — and the net liability recognized in the balance sheet. They arise mainly from actuarial gains or losses caused by differences between actual and previously assumed trends in employee turnover, income and development of plan assets. Pension assets in excess of the obligation are reflected in other receivables on the balance sheet, subject to the asset limitation specified in IAS 19 (Employee Benefits). In accordance with IAS 19, the amounts reflected on the balance sheet will be recognized in the income statement over the expected average remaining working lives of active employees. The portion of the net actuarial gain or loss to be recognized on the income statement is determined by the corridor method.

The net recognized liability is reflected in the following balance sheet items:

In € millions	2002	2003
Provisions for pension and other post-employment benefits	(324)	(408)
Other assets	72	89

Net recognized liability	(252)	(319)

Provisions for pension and other post-employment benefits changed as follows in 2002 and 2003:

		Changes in
		scope of
	Jan. 1,	consolida-	Currency				Dec. 31,
In € millions	2002	tion	effects	Allocations	Utilization	Reversal	2002
Provision for pensions and other post- employment benefits	345	—	(12)	18	(27)	—	324

		Changes in
		scope of
	Jan. 1,	consolida-	Currency				Dec. 31,
In € millions	2003	tion	effects	Allocations	Utilization	Reversal	2003
Provision for pensions and other post- employment benefits	324	—	(5)	135	(46)	—	408

(27)	Other provisions

The breakdown of other provisions is as follows:

	Dec. 31, 2002		Dec. 31, 2003
		Maturing within		Maturing within
In € millions	Total	one year	Total	one year
Provisions for personnel commitments	173	53	234	73
Provisions for trade-related commitments	69	69	40	32
Provisions for environmental remediation	46	6	42	4
Provisions for taxes	17	7	22	11
Provisions for restructuring	18	18	21	21
Other provisions	41	40	46	12

	364	193	405	153

Changes in provisions in 2002 were as follows:

		Changes in
		scope of
	Jan. 1,	consolida-	Currency				Dec. 31,
In € millions	2002	tion	effects	Allocations	Utilization	Reversal	2002
Provisions for personnel commitments	162	—	(7)	37	(19)	—	173
Provisions for trade-related commitments	79	—	(4)	43	(41)	(8)	69
Provisions for environmental remediation	51	—	(8)	7	(4)	0	46
Provisions for taxes	22	—	(1)	24	(27)	(1)	17
Provisions for restructuring	38	—	(10)	15	(25)	—	18
Other	34	—	(2)	27	(18)	0	41

Total	386	—	(32)	153	(134)	(9)	364

Changes in provisions in 2003 were as follows:

		Changes in
		scope of
	Jan. 1,	consolida-	Currency				Dec. 31,
In € millions	2003	tion	effect	Allocations	Utilization	Reversal	2003
Provisions for personnel commitments	173	—	(4)	113	(42)	(6)	234
Provisions for trade-related commitments	69	—	(3)	37	(48)	(15)	40
Provisions for environmental remediation	46	—	(4)	2	(2)	0	42
Provisions for taxes	17	—	0	23	(17)	(1)	22
Provisions for restructuring	18	—	(3)	15	(9)	0	21
Other	41	—	0	38	(31)	(2)	46

Total	364	—	(14)	228	(149)	(24)	405

Participation programs

The Bayer Group’s three-tier participation program for different classes of employees was launched in 2000. The program consists of a Stock Option Program for members of the Board of Management and other Group Executives, a Stock Incentive Program for other senior management and a Stock Participation Program for other managers and non-managerial staff. To be eligible for the Stock Option Program, Stock Incentive Program or Module 1 of the Stock Participation Program, participants must place Bayer AG shares of their own into a special deposit account.

Provided participants hold these shares for the full term of the Stock Incentive Program or the Stock Participation Program, they will receive specific payments from the company after defined retention periods. Under Module 2 of the Stock Participation Program, employees have the opportunity to purchase shares at a discounted price. To the extent that obligations under the employee participation programs exist toward employees of the LANXESS Subgroup, such obligations will have been or will be transferred to the LANXESS Subgroup.

Environmental provisions

The LANXESS Subgroup’s activities are subject to extensive laws and regulations in the jurisdictions in which it does business or maintains properties. Its compliance with environmental laws and regulations may require it to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of its production sites have an extended history of industrial use, it is impossible to predict precisely what effects these laws and regulations will have on the LANXESS Subgroup in the future.

As is typical for companies involved in the chemical or related industries, soil and groundwater contamination has occurred in the past at some of the sites, and might occur or be discovered at other sites. The LANXESS Subgroup is subject to claims brought by federal and state regulatory agencies in the United States and other private entities and individuals regarding the remediation of sites and parcels, which the LANXESS Subgroup has purchased or will purchase from Bayer AG, on which materials were produced specifically for the LANXESS Subgroup by contract manufacturers or on which waste from the LANXESS Subgroup’s operations was treated, stored or disposed of.

In particular, the LANXESS Subgroup may be exposed to potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act, commonly known as “Superfund”, the U.S. Resource Conservation and Recovery Act and related state laws for investigation and remediation costs at a number of sites. At most of these sites, numerous companies, including the LANXESS Subgroup, have been notified that the U.S. Environmental Protection Agency (EPA), state government regulators or private persons consider such companies to be potentially responsible parties under Super-fund and similar laws. At other U.S. sites, the LANXESS Subgroup is the sole responsible party. The proceedings relating to these sites are in various stages. In most cases, remediation measures have already been initiated.

As of December 31, 2003, the LANXESS Subgroup had set aside €42 million in provisions for environmental remediation (2002: €46 million). The main components of the provisions for environmental remediation costs relate primarily to land reclamation, rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are recorded on a discounted basis where environmental inquiries or remediation measures are probable, the costs can be sufficiently reliably estimated and no future benefits are expected from such measures. Significant factors in estimating the costs include previous experiences in similar cases, expert opinions regarding environmental programs, current costs and new developments affecting costs, our interpretation of current environmental laws and regulations, the number and financial condition of third parties that may become obligated to participate in any remediation costs at the various sites on the basis of joint liability, and the remediation methods which are likely to be deployed.

It is difficult to estimate the future costs of environmental protection and remediation because of the many uncertainties, particularly with regard to the status of laws, regulations and information available about conditions in the various countries and at the individual sites. Subject to these factors, but taking into consideration its experience to date regarding environmental matters of similar nature, the LANXESS Subgroup believes that the provisions are adequate based on currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. It is possible that a final resolution of these matters may require expenditures in excess of the established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Nevertheless, management believes that such additional amounts, if any, would not have a material adverse effect on the Group’s financial position or results of operation.

Litigation risks

The LANXESS Subgroup or LANXESS Group, as the case may be, is involved in a number of legal proceedings, either directly or indirectly by way of indemnity claims Bayer has against it. As a global chemical company, it is currently exposed to, and may in the future become involved in proceedings in the ordinary course of its business relating to such matters as competition or antitrust law or its past waste disposal practices and release of chemicals into the environment.

The outcome of current and future litigation cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partially, under insurance policies and that could significantly impact the business and results of operations of the LANXESS Subgroup or LANXESS Group, as the case may be. If the LANXESS Subgroup or LANXESS Group, as the case may be, loses a case in which it seeks to enforce its patent rights, a decrease in future earnings could result as other manufacturers could be permitted to begin to market products that the LANXESS Group or its predecessors had developed.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, particularities regarding the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and applicable law. Upon resolution of a pending legal matter, the future LANXESS Subgroup or LANXESS Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the results of operations and cash flows could be materially affected by an ultimately unfavorable outcome of litigation.

Regarding the current antitrust litigation risks, see the Note on commitments and contingencies (Note (33)).

Expenses for restructuring

Restructuring charges totaling €144 million were incurred in 2002 for the shutdown of sites and relocation of business operations, including €15 million in provisions that are expected to be utilized as the respective restructuring measures are implemented. The total charges include accelerated amortization/depreciation and write-downs of property, plant and equipment and intangible property totaling €51 million, severance payments totaling €30 million and other expenditures totaling €63 million. The majority of the severance payments and other expenses incurred in 2002 resulted in disbursements in 2003.

In connection with the restructuring of the Canadian production facility for rubber in Sarnia, Ontario, special charges totaling €41 million were incurred as well as severance payments of €7 million and other expenditures totaling €19 million.

In 2002, €36 million in restructuring charges were incurred in connection with the partial closing and sale of the organic pigments production facility in Bushy Park, South Carolina. Of this amount, €23 million were used to make severance payments and €13 million were used to cover other expenses.

Other restructuring related to the closing of a production line for ferric-oxide in New Martinsville involving write-offs totaling €10 million and other expenses totaling €20 million, with the restructuring of the Technical Rubber Products segment in Leverkusen (€11 million charge). The provisions and expenses for restructuring changed in 2002 as follows:

		Other
In € millions	Severance payments	costs	Total
Status Jan. 1, 2002	11	27	38
Additions	0	15	15
Utilization	(6)	(19)	(25)
Exchange differences	(1)	(9)	(10)

Status Dec. 31, 2002	4	14	18

In 2003, total expenses for restructuring measures were €48 million. Of this amount, €15 million was set aside as restructuring provisions and €12 million as other provisions. The total expenses include severance payments and other pre-retirement part-time work benefits made in connection with the restructuring and totaled €37 million, as well as accelerated depreciation/amortization and write-down of property, plant and equipment and intangible assets totaling €11 million. The majority of the severance payments and other expenses incurred in 2003 are to be disbursed in 2004.

In connection with the closing of the Goch and Marl production sites, expenses totaling €12 million and €11 million, respectively, were incurred for severance payments and other write-offs.

As part of a global reorganization, personnel changes were made at several sites, costing a total of €25 million.

Changes in provisions for restructuring in 2003 were as follows:

		Other
In € millions	Severance payments	costs	Total
Status Jan. 1, 2003	4	14	18
Additions	15	0	15
Utilization	(3)	(6)	(9)
Exchange differences	0	(3)	(3)

Status Dec. 31, 2003	16	5	21

Other costs are mainly demolition expenses and other charges relating to the abandonment of production facilities.

(28)	Financial obligations

Financial obligations comprise the following:

	Dec. 31, 2002		Dec. 31, 2003
		Maturing		Maturing
In € millions	Total	in 2002	Total	in 2003
Liabilities to banks	25	25	41	3
Liabilities under lease agreements	104	11	86	9
Other financial obligations	1,291	938	1,315	1,221

	1,420	974	1,442	1,233

The maturities of financial obligations existing as of December 31, 2003 were as follows:

Maturing in	In € millions
2004	1,233
2005	23
2006	36
2007	5
2008	42
2009 or later	103

1,442

On the basis of the net indebtedness targeted at the time the Spin-off becomes legally effective, all financial obligations directly allocable to the LANXESS Subgroup and included in the historical financial statements of the so-called share deal companies were allocated to the LANXESS Subgroup. In order to achieve the targeted overall indebtedness for the LANXESS Subgroup, some external debt was assumed to exist, which currently is classified as a short-term financial obligation. Short-term financial obligations totaled €1,233 million (2002: €974 million). Their weighted average interest rate was 4.6 percent (2002: 5.8 percent). The financial obligations allocable to the LANXESS Subgroup are mostly unsecured and of equal priority.

Liabilities under finance leases are recognized as financial obligations if the leased assets are capitalized under property, plant and equipment as the group is deemed the economic owner of the leased property (finance leases). They are stated at their present value. Future lease payments amount to €116 million (2002: €134 million). The interest component contained in such lease payments is €30 million (2002: €30 million).

\

The liabilities associated with finance leases mature as follows:

In € millions	Lease payments	Of which interest	Lease liability
2004	13	4	9
2005	13	4	9
2006	18	5	13
2007	8	3	5
2008	5	2	3
After 2008	59	12	47

	116	30	86

Lease payments in 2003 in connection with operating leases amounted to €29 million (2002: €10 million).

No other financial obligations to subsidiaries or to companies of the Bayer Group were reported.

(29)	Trade account payables

Trade accounts payables were mainly to third parties. As in the previous year, the total amount of €574 million (2002: €428 million), is due within one year. Trade accounts payable to other affiliated companies totaled €7 million (2002: €2 million), and trade accounts payable to other suppliers totaled €567 million (2002: €426 million). There were no trade accounts payable to subsidiaries. Trade accounts payable to companies belonging to the Bayer Group, which the LANXESS Subgroup classifies as third parties, totaled €142 million (2002: €20 million).

(30)	Miscellaneous liabilities

Miscellaneous liabilities are carried at amortized cost. They are comprised as follows:

They are comprised as follows:

	Dec. 31, 2002		Dec. 31, 2003
		Maturing in		Maturing in
In € millions	Total	2002	Total	2003
Payroll liabilities	49	48	40	39
Tax liabilities	33	33	32	32
Liabilities for social expenses	17	17	15	15
Accrued interest on liabilities	3	3	2	2
Advance payments received	2	2	3	3
Liabilities from the acceptance of drafts	11	11	12	12
License liabilities	2	2	—	—
Other miscellaneous liabilities	96	96	84	84

	213	212	188	187

Tax liabilities include not only the Group companies’ own tax liabilities, but also taxes withheld on behalf of third parties.

Liabilities for social expenses include, in particular, social insurance contributions that have not yet been paid by the closing date.

The other miscellaneous liabilities comprise mainly guarantees, commissions to customers and expense reimbursements.

Total miscellaneous liabilities include €2 million (2002: €1 million) to subsidiaries and €38 million to companies belonging to the Bayer Group (2002: €22 million), which the LANXESS Subgroup classifies as third parties. Miscellaneous liabilities to other affiliated companies did not exist.

(31)	Further information on liabilities

Other liabilities include €104 million (2002: €205 million) with maturities of more than five years.

Liabilities totaling €189 million (2002: €1 million) were secured, of which €22 million (2002: €1 million) were secured by mortgages.

The total amount of liabilities includes €2 million (2002: €3 million) in accrued interest, representing expenses attributable to the fiscal year, but not due for payment until after the closing date.

(32)	Deferred income

Deferred income as of December 31, 2003, includes €56 million (2002: €56 million) in grants and subsidies received from government. The amount reversed and recognized in income in 2003 was €9 million (2002: €10 million).

(33)	Commitments and contingencies

Contingent liabilities as of December 31, 2003 — all of which existed toward third parties — amounted to €13 million (2002: €14 million). They resulted from:

In € millions	Dec. 31, 2002	Dec. 31, 2003
Issuance and endorsement of bills	1	0
Guarantees	10	8
Warranties	3	5

	14	13

These items refer to potential future obligations where the occurrence of future events would create an obligation, the existence of which is uncertain as of the balance sheet date. Companies often enter into warranty obligations related to business transactions. These mainly comprise commitments undertaken by subsidiaries for a defined level of performance or the rendering of specific services that go beyond the degree of liability ordinarily assumed in the respective industry. Guarantees comprise mainly bank guarantees where subsidiaries guarantee third parties’ liabilities to banks resulting from contractual agreements of those third parties with the LANXESS Subgroup. A liability to perform under the guarantee arises if the debtor is in arrears on payments or is insolvent.

In addition to provisions, other liabilities and contingent liabilities, there are also other financial commitments, including those arising under lease and long-term rental agreements.

The minimum non-discounted future payments relating to operating leases total €67 million (2002: €43 million). The respective payment obligations mature as follows:

Maturing in	In € millions
2004	11
2005	10
2006	9
2007	9
2008	8
2009 or later	20

67

Financial commitments resulting from orders already placed under purchase agreements related to planned or ongoing capital expenditure projects totaled €37 million (2002: €37 million). The respective payments are due in full in 2004.

In addition, research agreements have been concluded with a number of third parties under which various research projects are funded or commitments are assumed subject to certain agreed conditions. The total amount of such funding and other commitments is €2 million (2002: €5 million). As of December 31, 2003, the remaining payments expected to be made to these parties, assuming the agreed conditions are met, were as follows:

Maturing in	In € millions
2004	2
2005	0
2006	0
2007	0
2008	0
2009 or later	0

2

Section 133 (1) sentence 1 of the German Transformation Act states that all legal entities involved in a spin-off will be jointly and severally liable for all of the transferring entity’s debts and liabilities existing at the time that the spin-off takes effect. This means that Bayer AG and LANXESS AG will be jointly and severally liable for all liabilities of Bayer AG existing at the time that the LANXESS Subgroup was spun off. In accordance with Section 133 (3) of the German Transformation Act, the period of liability for the company to which the liabilities were not assigned under the Spin-Off and Acquisition Agreement, will be limited to five years.

The Spin-Off and Acquisition Agreement provides that Bayer AG will indemnify LANXESS AG against statutory joint liability pursuant to Section 133 of the German Transformation Act for obligations and liabilities that were not transferred to LANXESS AG pursuant to the Spin-Off and Acquisition Agreement.

Additional details on the topic of liability are contained in Chapter VIII of the Joint Spin-Off Report.

Description of the Master Agreement

In the Master Agreement to be entered between Bayer AG and LANXESS AG contemporaneously with the Spin-Off and Acquisition Agreement, Bayer AG and LANXESS AG will agree, among other things, on how to apportion general liability and liabilities arising specifically under environmental, product liability and antitrust law. The following is a description of the key provisions of the Master Agreement related to these liabilities.

Apportionment of liability

Bayer AG and LANXESS AG will agree in the Master Agreement that LANXESS AG and its affiliates will be responsible only for the liabilities assigned to them and that conversely Bayer AG and its affiliates will be responsible for the liabilities not assigned to the future LANXESS Group. To achieve this goal, the Master Agreement contains corresponding indemnity obligations of Bayer AG and LANXESS AG.

Environmental liability

The Master Agreement governs how liability will be shared among the contracting parties on any environmental contamination of real estate, which was caused or arose prior to the Spin-off Economic Effective Date (July 1, 2004). The legal consequence of any liability of a contracting party is as a rule that such party will be obligated to indemnify the other contracting party and its affiliates to the full extent with respect to any and all public or private liability to government agencies or to other third parties for environmental contamination on the relevant real estate. The provision concerning the apportionment of liability for environmental contamination essentially establishes a liability of each contracting party based on the condition of the properties that such party and its affiliates used on the Spin-Off Economic Effective Date. In addition, the liability provision also contains individual elements of causation-based liability. Consequently, liability attaches to the affected property as follows (in simplified terms):

LANXESS AG will generally be, subject to certain opportunities for exoneration, liable for any and all environmental contamination of the so-called “LANXESS properties”. “LANXESS properties” consist primarily of real estate, which the LANXESS Subgroup uses both in Germany and abroad as of the Spin-Off Economic Effective Date and which the companies of the future LANXESS Group have either already purchased from Bayer AG (primarily the properties located abroad) or will still purchase from Bayer AG under land purchase contracts (for example, in Germany). In contrast, Bayer AG will generally be liable for any and all environmental contamination of the so-called “BAG-properties”, likewise subject to certain opportunities for exoneration. This real estate involves primarily the real property owned or used by Bayer AG or its affiliates (excluding the LANXESS properties). With respect to any liability for environmental contamination of real estate owned by third parties, the contracting parties agree that LANXESS AG will be liable for such environmental contamination, if the environmental contamination was caused by a LANXESS-property (via the groundwater), and Bayer AG will be liable if the environmental contamination was caused by a BAG-property (via the groundwater). In addition, the Master Agreement also provides special rules regarding the apportionment of liability with respect to the environmental contamination of certain properties (including landfills) as well as environmental liability based on certain acquisition contracts.

The Master Agreement will cap liability of LANXESS AG and its affiliates for environmental contamination at €350 million. However, in simplified terms, this liability cap relates only to remedial action ordered, agreed upon or actually carried out before the end of 2009. Otherwise, LANXESS AG and its affiliates shall bear unlimited liability for environmental contamination.

Product liability

The Master Agreement governs the apportionment of product liability among the contracting parties, but only in respect of claims brought by third parties and not by the contracting parties against one another. The contracting parties agreed to waive the enforcement of such latter claims against one another. If one contracting party is held liable for product liability, it will be obligated to indemnify the other contracting party and its affiliates with respect to the relevant product liability claim. Following are the key provisions of the Master Agreement regarding the apportionment of liability:

The LANXESS Subgroup, on the one hand, and the future Bayer Group, on the other hand, will generally each be responsible for any and all product liability claims arising out of or connected with defective products, which their respective units (active as of the Spin-Off Economic Effective Date) introduced to the market or which they will have introduced to the market prior to the consummation date. The products introduced to the market by the relevant unit are identified, among other things, on the basis of so-called “UVP numbers” assigned to each product. The Master Agreement does not contain separate provisions governing product liability arising out of or connected with defective products introduced to the market on or after the consummation date and instead references the rules of the applicable legal system. In addition, the Master Agreement contains special provisions regarding defective products introduced to the market by certain sold companies, business units, production facilities and plants, and allocates such product liability to LANXESS AG. In addition, the Agreement also contains a special provision, pursuant to which product liability for certain products — specifically products which have been produced by discontinued business units and business groups at the Bayer Group that are allocable to the LANXESS Subgroup — is assigned to LANXESS AG.

Antitrust violations

The Master Agreement governs the apportionment of liability for violations of antitrust laws as between the contracting parties. Antitrust liabilities are obligations or liabilities to pay fines, pecuniary and other (additional) penalties relating to damage claims of third parties including payment of criminal sanctions, third party claims for the transfer of surplus proceeds or advantages arising out of antitrust violations.

The future LANXESS Subgroup will be liable to the Bayer Group for liabilities arising out of antitrust violations committed by the LANXESS Subgroup. Conversely, the Bayer Subgroup will be liable for any liabilities arising out of antitrust violations it commits. The liable party will be responsible for reimbursing the other party for any expenses incurred as necessary to fulfill the antitrust liabilities.

In addition to these general principles, there are special provisions for antitrust proceedings and civil litigation in connection with certain products sold by the former Rubber business division that are assigned to the LANXESS Subgroup. With respect to these products, Bayer AG and a number of its affiliates are involved in criminal or civil investigations, particularly in the United States, Canada and Europe. Where, in each case before July 1, 2004, regulatory proceedings have been at least commenced or if a company has taken steps before an antitrust authority with a view to commencing proceedings, any liability arising is to be apportioned as between the parties, so that the LANXESS Group assumes 30 percent of the liabilities and the Bayer Group 70 percent.

The reimbursement obligation of the LANXESS AG is generally limited to €100 million. Any tax disadvantages arising out of the non-deductibility or limited deductibility must be reimbursed and will not count towards the cap. In addition to the liability cap, there is a €50 million cap for payments per calendar year; any balance will be carried forward to the subsequent year.

Also subject to the reimbursement provision is a proceeding arising out of allegations concerning antitrust violations in the Rubber Chemicals business unit between 1995 and 2001, in respect of which Bayer AG announced on July 14, 2004 that it had reached a settlement with the U.S. Department of Justice. Bayer AG agreed to plead guilty and to pay $66 million. A provision was set aside for this purpose during the second quarter of 2004.

Costs for external assistance in these proceedings are likewise shared between the parties on a 30:70 basis. These amounts will not, however, count towards the liability cap.

Any antitrust obligations and environmental contamination attributable to the divisions of the LANXESS Group based or operating in the United States will be included in the calculation of the relevant liability cap. In light of the special legal situation in the United States, contracts have already been executed with respect to such LANXESS Group divisions, containing provisions that are not always congruent with the provisions of the Master Agreement. Bayer AG and LANXESS AG have undertaken to ensure that the agreements entered into in the United States would be modified, in case of material discrepancies, in accordance with the fundamental rules of the Master Agreement.

(34)	Related Parties

In the course of its operations, the LANXESS Subgroup sources its materials, inventories and services from a large number of business partners. These include companies in which Bayer AG holds an interest, and companies with which members of the Supervisory Board of Bayer AG are associated.

Business and legal relations exist between the remaining Bayer Group and the LANXESS Group. These relationships will continue to exist after the Spin-off enters into effect. These relationships include contracts for the delivery of goods and services between the Bayer subgroups and the Bayer service companies, on the one hand, and the LANXESS Subgroup, on the other hand.

On the basis of these goods and service contracts, the companies of the Bayer Group supplied approximately €0.5 billion worth of goods and other services to companies of the LANXESS Group in 2003. Most of these services relate to the supply of products such as chlorine and sodium hydroxide, the majority of these goods being supplied by the Bayer MaterialScience Subgroup. Services will also be provided to the LANXESS Group (excluding services provided by Bayer Industry Services GmbH & Co. OHG). The majority of these services are rendered by Bayer Business Services GmbH in the fields of IT Systems Development & Application Support, IT Infrastructure, Human Resource Payroll & Pensions and Customs & Excise. The LANXESS Group will procure engineering services from Bayer Technology Services GmbH. Moreover, various goods and services will be purchased in different countries, including custom manufacturing and other services.

In addition, the LANXESS Group purchased €0.5 billion of on-site services from Bayer Industry Services GmbH & Co OHG in the areas of energy, infrastructure and waste disposal. The companies of the LANXESS Group supplied goods and other services totaling approximately €0.7 billion to companies of the Bayer Group in 2003. Most of the goods and services were supplied to the subgroups Bayer MaterialScience and Bayer CropScience.

To the extent the chemicals or polymer businesses to be transferred to the LANXESS Group did not have the necessary presence in a given country, distributions totaling €0.8 billion in sales were consummated primarily on the basis of commercial agency and, in some cases, on the basis of exclusive dealer arrangements with Bayer companies. In contrast, the use of the LANXESS organization for purposes of selling Bayer products was only of minor significance.

Once the Spin-off becomes effective and the transfer of the LANXESS Subgroup is thereupon complete, Bayer AG will no longer hold any ownership interests in LANXESS Subgroup companies and will therefore no longer be able to exercise any ownership control over such companies. The relationship between the Bayer Group and the LANXESS Group will correspond to that between two independent companies pursuing their own business interests.

(35)	Financial instruments

Primary financial instruments are reflected in the balance sheet. In accordance with IAS 39 (Financial Instruments: Recognition and Measurement), financial assets are categorized as either “held for trading”, “held to maturity”, or “available for sale” and, accordingly, recognized at fair value or amortized cost. Changes in the fair value of available-for-sale securities are recognized in stockholders’ equity. In the event of impairment losses, the assets are written down and the write-downs are recognized in income. Financial instruments constituting liabilities are carried at amortized cost.

a)	Risks and risk management

The global nature of the LANXESS Subgroup’s business exposes its operations, financial results and cash flows to a range of risks. Such risks include the following:

•	Currency risks:

The LANXESS Subgroup is exposed to exchange rate fluctuations between the euro and other major currencies.

•	Interest rate risks:

The LANXESS Subgroup is exposed to changes in interest rates.

•	Credit risks:

The LANXESS Subgroup is subject to credit risks with respect to the counterparties in its transactions.

•	Raw material and energy price risks:

The LANXESS Subgroup is subject to possible increases in raw material prices and energy prices.

The risks mentioned above could adversely affect the results of operations and financial condition of the LANXESS Subgroup. The description below focuses on the individual risks and on the LANXESS Subgroup’s risk management.

Currency risk

Since the LANXESS Subgroup transacts business in many different currencies, it is exposed to a variety of risks associated with fluctuations in the relative values of these currencies.

Transaction risk

Currency risks (i.e., the potential depreciation in the value of a financial instrument as a result of changes in the exchange rate) arise especially when receivables or payables are denominated in a currency other than the company’s local currency.

The risks from the operating activities are systematically recorded and analyzed. Decisions about the scope of hedging of such risks are taken regularly. Such hedging may also cover anticipated transactions. A material portion of the contractual and foreseeable currency risks are hedged by using derivative instruments. Changes in the fair value of these instruments are recognized in the income statement or, in the case of cash flow hedges, under “other changes in stockholders’ equity”. Since the LANXESS Subgroup enters into derivative transactions for a significant portion of its currency risks, the Subgroup believes that a significant increase or decrease in the exchange rate of the euro relative to other major currencies would not, in the short term, materially affect its future cash flow. Over time, however, to the extent the LANXESS Subgroup is unable to reflect exchange rate movements in, for example, the pricing of its products in the local currency, they could adversely affect its cash flows.

Currency risks from financial transactions, including interest, are generally hedged at 100 percent. Cross-currency interest rate swaps and forward exchange contracts are the main hedging instruments used.

Investments in long-term securities and other loans are made primarily in the currency zone of the group company making the investment in order to minimize the currency risk.

Translation risk

Many of the companies within the LANXESS Subgroup are located outside the euro zone. Since the euro is the Subgroup’s financial reporting currency, the annual financial statements of these subsidiaries were translated into euro for inclusion in the Combined Financial Statements. Period-to-period changes in the average exchange rate for a particular country’s currency can significantly affect the translation into euro of both revenues and operating income denominated in that currency. Unlike transaction risk, translation risk exposure does not affect the Subgroup’s local currency cash flows.

Outside the euro zone, the LANXESS Subgroup holds significant assets, liabilities and operations denominated in local currencies. Although the long-term currency risk inherent in these investments is regularly assessed and evaluated, the Subgroup generally only enters into foreign exchange transactions covering this type of risk when it is considering withdrawal from a specific venture and repatriation of the funds that the withdrawal generates. Nevertheless, the Subgroup recognizes in equity the effects of currency fluctuations on the translation of net asset amounts into euro.

Interest rate risk

Interest rate risk — i.e., the possibility that the total return of a financial instrument will change due to movements in market interest rates — primarily affects financial assets and liabilities.

Where the LANXESS Subgroup does not completely abstain from hedging against interest rate fluctuations due to favorable fixed interest rates, it primarily uses derivative financial instruments to hedge interest rate risk, including interest and interest currency swaps.

The targeted net indebtedness of the future LANXESS Group is presented by means of centralized external borrowings. Interest expense computed for these purposes is based on the market interest rates for industrial bonds at the lower end of the investment grade range. These interest rates were computed by averaging the rates charged on a short-term instrument and a five-year term instrument. A risk premium was added to account for non-euro denominated financing. Based on this assumption, the Combined Financial Statements do not include any interest rate derivative instruments.

Other loans primarily consist of loans to employees, most of which have been issued at market-oriented, fixed interest rates. Due to their fixed interest rates, these loans are generally subject to interest rate risk, which, because it is assumed for overriding reasons, is not hedged. More than three quarters of the employee loans have terms of over five years.

Credit risk

Credit risk is the risk that counterparties cannot meet their obligations to the LANXESS Subgroup in transactions involving financial instruments. Since the LANXESS Subgroup does not conclude master-netting arrangements with its transaction partners, the total of the amounts recognized in assets represents its maximum exposure to credit risk.

Raw material risks

The LANXESS Subgroup is exposed to market price risks with regard to commodities used in its operating business. In connection with the spin-off, the LANXESS Subgroup is in the process of developing a comprehensive strategy for minimizing these risks through financial measures, including the use of derivative financial instruments. In 2003, based on the Subgroup’s own market assessment, certain financial instruments were executed in order to factor in anticipated or actual price developments during the year. Fair value changes in the derivative financial instruments used to hedge commodity prices are recognized in the income statement.

b)	Derivative financial instruments

Only derivate instruments used by existing legal entities that conducted solely LANXESS-related business were included in the Combined Financial Statements. In this context, fair values totaling €4 million were recognized on the balance sheet in 2003. “Regular-way” purchases and sales of financial assets were recognized using settlement date accounting in accordance with IAS 39.

Notes to the Cash flow Statement

(36)	Cash inflow from operating activities

The cash flow statement begins with the operating result (EBIT). The gross cash flow totaling €223 million (2002: €463 million) shows the cash surplus from operating activities before any changes in working capital. It is broken down on page 222 according to reporting unit. The net cash generated (cash inflow) from operating activities equaled €346 million (2002: €409 million) and was included under changes in working capital.

(37)	Cash inflow/outflow from investing activities

A cash amount totaling €370 million (2002: €508 million) was used to purchase property, plant and equipment in 2003. Cash totaling €65 million (2002: €62 million) was generated from the sale of property, plant and equipment, as well as other assets, whereas cash generated from interest and dividend income totaled €5 million (2002: €5 million). Investing activities produced a net cash outflow of €300 million (2002: €441 million).

(38)	Cash inflow/outflow from financing activities

Financing activities generated a net cash outflow of €46 million in 2003 (2002: €29 million net cash inflow). Net borrowings produced €23 million in cash inflow (2002: €105 million). Interest expenses led to a €69 million cash outflow (2002: €76 million).

(39)	Cash and cash equivalents

Cash and cash equivalents included checks, petty cash and accounts at financial institutions and totaled €13 million (2002: €10 million). In accordance with IAS 7 (Cash Flow Statements), this item also includes financial securities with original maturities of up to three months.

NOTES ON SEGMENT REPORTING

In accordance with IAS 14 (Segment Reporting), a breakdown of certain data by segment and geographical region is provided in the financial statements. The segments and regions are the same as those used for internal reporting, allowing a reliable assessment of the Group’s risks and returns. The aim is to provide transparency on the profitability and future prospects of the Group’s various activities.

The LANXESS Subgroup comprises a number of strategic business entities, which are grouped together into reporting segments according to the economic characteristics of the business, types of products, production processes and customer relationships, and methods of distribution. As of December 31, 2003, the LANXESS Subgroup comprised the following four reporting segments:

Segments	Activities

Chemical Intermediates	Basic chemicals as leading global commodity supplier, fine chemicals as raw materials and intermediates for pharmaceutical, agricultural and specialty chemicals, as well as inorganic pigments for coloring concrete, emulsion paints and other coatings

Performance Chemicals	Material protection products, additives for the leather, textile and paper industries, ion exchange resins for water treatment, synthetic elastic fibers for fashion apparel, as well as additives for plastics, such as flame retardants and plasticizers

Engineering Plastics	Thermoplastics for high-tech applications for the automotive, household goods, leisure and electronics industries

Performance Rubber	Specialty rubbers and rubber chemicals for high-end rubber products, such as those used in automobiles, construction and footwear

The reconciliation eliminates inter-segment items and reflects income, expenses, assets and liabilities not directly allocable to segments. These include, in particular, the Corporate Center, the service companies and sideline operations.

Annex 3 c) Selected Financial Data

SELECTED FINANCIAL DATA

     The following selected financial data for the years 2002 and 2003 as well as for the first half of 2003 and 2004 are derived from the Combined Financial Statements. The assets and liabilities to be transferred to the LANXESS Subgroup were recognized and valued in the Combined Financial Statements in accordance with the standards issued by the International Accounting Standards Board (“IASB”), London, in effect as of the closing date of the financial statements. Since 2002, IFRS, or International Financial Reporting Standards, is the term used to describe the entire body of accounting standards issued by the IASB, replacing the earlier term IAS, or International Accounting Standards. The prefix “IAS” continues to be used with respect to individual accounting standards that the IASB issued prior to this change in terminology. Differences between IFRS and U.S. Generally Accepted Accounting Principles (U.S. GAAP) that are relevant to the LANXESS Subgroup or the LANXESS Group, as the case may be, are described in the section entitled “Significant differences between IFRS and U.S. GAAP” in Annex 3e) to the Joint Spin-Off Report (the “Joint Spin-Off Report”) prepared by the Boards of Management of Bayer Aktiengesellschaft (“Bayer AG”) and LANXESS Aktiengesellschaft (“LANXESS AG”) in accordance with Section 127 of the German Transformation Act (Umwandlungsgesetz).

     The Combined Financial Statements generally present the LANXESS Subgroup as if it had already existed in the past and had the structure defined for the spin-off. Underlying the selected financial data is an assumption that the future role of LANXESS AG as the group parent company and the legal structure below this company in effect after the spin-off of the LANXESS Subgroup takes effect had already been in place as of January 1, 2002. IFRS do not contain any rules for allocating assets and liabilities in the Combined Financial Statements. The legal entities to be transferred (so-called “Share Deals”) were reported in the Combined Financial Statements on the basis of their legal structures. Business activities (so-called “Asset Deals”) were reported on the basis of the contractual agreements governing the allocation of such business activities and within the reporting structures used by the Bayer Group for financial controlling purposes. The sections entitled “Bases of the Financial Statements Reporting” in Annex 3b) to the Joint Spin-Off Report and “Overview — Basis for Financial Statement Reporting” in Annex 3d) to the Joint Spin-Off Report contain a more detailed description of certain material allocation procedures and limitations on their informative value.

     The financial data presented below are only a summary of the Combined Financial Statements for the years 2002 and 2003 as well as of the Combined Financial Statements as of June 30, 2004, which include the prior year period. They should be read together with the Combined Financial Statements included in Annexes 3a) and 3b) to the Joint Spin-Off Report.

Consolidated Income Statement Data

			1st half of	1st half of
	2002	2003	2003	2004
	(in €	(in €	(in €	(in €
	millions)	millions)	millions)	millions)
Net sales	6,763	6,315	3,247	3,283
Cost of goods sold	(5,285)	(5,211)	(2,620)	(2,542)

Gross profit	1,478	1,104	627	741
Selling expenses	(985)	(935)	(459)	(424)
Research and development expenses	(149)	(168)	(78)	(66)
General and administrative expenses	(202)	(257)	(109)	(131)
Other operating expenses, less other operating income	(261)	(1,041)	(20)	(40)

Operating result	(119)	(1,297)	(39)	80
Non-operating result	(89)	(111)	(58)	(48)

Income (loss) before income taxes	(208)	(1,408)	(97)	32
Income taxes	90	412	41	(31)

Income (loss) after taxes	(118)	(996)	(56)	1
Minority stockholders’ interest	(1)	(1)	(2)	(4)

Net income (loss)	(119)	(997)	(58)	(3)

Consolidated Balance Sheet Data

	As of	As of	As of	As of
	December 31,	December 31,	June 30,	June 30,
	2002	2003	2003	2004
	(in €	(in €	(in €	(in €
	millions)	millions)	millions)	millions)
Non-current assets	3,021	1,690	2,755	1,629
Current assets (including prepaid expense items and deferred taxes)	2,598	2,841	2,775	3,089
of which liquid assets	10	13	6	69
Stockholders’ equity	2,465	1,358	2,406	1,340
Liabilities (including deferred income items and deferred taxes)	2,427	2,317	2,357	2,487
of which long-term financial obligations	446	209	178	216
Provisions	688	813	728	852
of which provisions for pensions and other post-employment benefits	324	408	364	401

Consolidated Cash Flow Data

			1st half of	1st half of
	2002	2003	2003	2004
	(in €	(in €	(in €	(in €
	millions)	millions)	millions)	millions)
Cash inflow/(outflow) from operating activities	409	346	94	5
Cash inflow/(outflow) from investing activities	(441)	(300)	(88)	(112)
Cash inflow/(outflow) from financing activities	29	(46)	(9)	162
Change in cash and cash equivalents	(3)	0	(3)	55

Other Financial Data

			1st half of	1st half of
	2002	2003	2003	2004
	(in €	(in €	(in €	(in €
	millions)	millions)	millions)	millions)
EBITDA (*)	547	180	221	262
Investments	487	312	126	104

(*) EBITDA is defined as operating result (EBIT) plus depreciation and amortization.

Annex 3 d)      Managements’s Discussion and Analysis of Financial Condition and Results of Operations for the LANXESS Subgroup

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS FOR THE LANXESS SUBGROUP

     Bayer stockholders should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations together with the Combined Financial Statements, the Notes thereto and the selected financial data of the Bayer Group included in the Joint Spin-Off Report and its Annexes. Terms used but not defined in this Annex 3d) to the Joint Spin-Off Report (“Joint Spin-Off Report") prepared by the Boards of Management of Bayer Aktiengesellschaft (“Bayer AG”) and LANXESS Aktiengesellschaft (“LANXESS AG”) pursuant to Section 127 of the German Transformation Act (Umwandlungsgesetz) have the same meaning as in the Joint Spin-Off Report.

     The forward-looking statements in this section are not guarantees of future performance of the LANXESS Subgroup or the future LANXESS Group. They involve both risk and uncertainty. Several factors could cause the actual financial data of the LANXESS Subgroup or future LANXESS Group to differ materially from those anticipated by these statements. Many of those factors are macroeconomic in nature or are otherwise beyond the control of Bayer AG’s Board of Management. See “Forward-looking Statements” in the Joint Spin-Off Report.

     The presentation of the financial data of the LANXESS Subgroup in this section is based on certain assumptions with respect to the accounting and valuation methods described herein and in the Notes to the Combined Financial Statements in Annex 3b) to the Joint Spin-Off Report. For a more detailed description of these assumptions, see the section entitled “— Overview — Discussion of Critical Accounting and Valuation Policies and Methods.”

     The LANXESS Subgroup is a global chemicals company. Its portfolio includes basic, specialty and fine chemicals as well as polymers. In contrast to the remaining core business lines of the Bayer Group, the LANXESS portfolio consists primarily of products that have reached a high level of maturity in the market and are therefore exposed to lower market entry barriers and growth rates. Generally lower margins require the creation of lean management structures with low complexity and a commitment to optimizing equipment and processes. The Board of Management of Bayer AG believes that the spin-off will form the basis for a greater commitment to implementing the necessary courses of action more consistently and establishing optimized structures and processes to account for the special needs of the chemicals and polymer activities. See Chapters III.1.a) and IV.2. of the Joint Spin-Off Report.

OVERVIEW

Basis for Financial Statement Reporting

     In order to reflect the structure of the LANXESS Group (as defined for the spin-off) in the historical financial data for the LANXESS Subgroup, two steps were taken in preparing the financial data for the LANXESS Subgroup for the period from January 1, 2002 through June 30, 2004. The first step was to define certain group member companies and business divisions of the Bayer Group as LANXESS-relevant business. The second step was to combine such group member companies and business divisions.

     The chemicals and polymer activities combined in the LANXESS Subgroup were first reported under Discontinuing Operations in accordance with IAS 35 in the 2003 Bayer consolidated financial statements. The LANXESS Subgroup was first reported as an independent segment in the Bayer Group’s quarterly report for the first quarter 2004. The Combined Financial Statements, which are included in this Annex 3 to the Joint Spin-Off Report and which are derived from the Bayer Group’s consolidated reporting, differ from the Discontinuing Operations data in terms of their stated objectives. The objective of Discontinuing Operations reporting is to present the discontinued business as an integral part of the group (i.e., after consolidating all intra-group transactions), whereas the Combined Financial Statements are intended to present the business on an independent group basis. This is how information concerning the LANXESS Subgroup’s historical financial condition and results of operations is intended to be conveyed based on the fictitious assumption that the structure of the future LANXESS Group was already in place in the past.

     In principle, the demarcation of the business to be transferred is based on the consolidated reporting structures and, therefore, the reporting units underlying those structures. For this reason, diverging allocations of individual products below this level are not taken into account. However, these deviations are the exception and would, based on current knowledge, not, in the aggregate, result in any materially different statements for the LANXESS Subgroup.

     Pro forma information could have been used to supplement the historical presentation of the LANXESS business, if certain business transactions within the LANXESS Subgroup would have had materially different results than reported in the Combined Financial Statements had the LANXESS Subgroup been independent from and unrelated to the Bayer Group at the beginning of a certain time period. Examples are adjustments to historical transfer prices and a waiver of the right to use certain operating and administrative functions. Based on present knowledge, pro forma adjustments would not result in any amounts that materially differ from those in the Combined Financial Statements. The Joint

Spin-Off Report and its Annexes therefore do not include any pro forma consolidated financial statements for the LANXESS Subgroup.

     In preparing the Combined Financial Statements, assumptions and projections must be made, which have an effect on the amounts and presentation of assets and liabilities, income and expenses and contingent liabilities. Actual figures could differ from the estimates. The Combined Financial Statements published in this Annex 3 to the Joint Spin-Off Report therefore do not necessarily reflect the financial condition and results of operations that would have resulted had the LANXESS Subgroup already existed as an independent group as of January 1, 2002 and the underlying transactions between the LANXESS and Bayer companies thus been entered into between independent companies. Specifically, assumptions were made as to net debt and interest expense, which are dependent on the capital structure of the future LANXESS Group. The section entitled “— Liquidity and Capital Resources — Financing and Liquidity” contains a description of the assumptions used to calculate the interest expense. For the reasons set forth herein, the absence of historical unity and independence of the LANXESS Subgroup limits the informative value of the Combined Financial Statements. Therefore, the Combined Financial Statements do not enable reliable forecasts concerning the future development of the businesses combined in the LANXESS Subgroup.

Agreements Concerning the Apportionment of Liability Between the Bayer Group and the LANXESS Group

     In the Master Agreement to be entered between Bayer AG and LANXESS AG contemporaneously with the Spin-Off and Acquisition Agreement, Bayer AG and LANXESS AG will primarily agree on the apportionment of liabilities at the group level in the areas of the environment, product liability and antitrust law. The agreements, including on the liability cap for LANXESS AG which could be applicable under certain circumstances with respect to environmental and antitrust liabilities, are only effective as between the parties and do not affect any liability owed to third parties. Details are presented in Chapter XI. 2. of the Joint Spin-Off Report.

Supply and Services Relationships Between the Bayer Group and the LANXESS Group

     After the spin-off of the LANXESS Subgroup takes effect, the supply and service relationships existing between companies of the Bayer Subgroups, on the one hand, and companies of the LANXESS Group, on the other hand, will continue to apply. The contracts governing the supply and services relationships have already been executed or will be executed before the spin-off takes effect. Guidelines applicable in the drafting of the contracts were issued to ensure that the contracts would be concluded on terms and conditions such as would be applicable to contracts between third parties (i.e., “at arm’s length”) and that the contracts comply with the arrangements under the transitional agreement governing

LANXESS GmbH’s purchase of services from the service companies. The contracts will have terms ranging from one to seven years. Some of these contracts include exclusive supply rights, especially where strategically important products are involved.

     On the basis of these contracts, the companies of the Bayer Group are expected to supply approximately €0.5 billion worth of goods and services to companies of the LANXESS Group in 2005. Most of these relate to the supply of products such as chlorine and sodium hydroxide, the majority of these goods being supplied by the Bayer MaterialScience Subgroup. Services will also be provided to the LANXESS Group (excluding services provided by Bayer Industry Services GmbH & Co. OHG). The majority of these services are rendered by Bayer Business Services GmbH in the fields of IT Systems Development & Application Support, IT Infrastructure, Human Resource Payroll & Pensions and Customs & Excise. The LANXESS Group will purchase engineering services from Bayer Technology Services GmbH. Moreover, various goods and services will be purchased in different countries, including custom manufacturing and other services.

     In 2005, the companies of the LANXESS Group are expected to supply goods and services in the amount of approximately €0.7 billion to companies of the Bayer Group. Most of the goods and services will be supplied to the Subgroups Bayer MaterialScience and Bayer CropScience.

     In a number of countries in which the LANXESS Group is not represented through a foreign affiliate, local distributions are consummated primarily on the basis of commercial agency agreements with companies of the Bayer Group. These arrangements will particularly affect the following countries or regions: Korea, Taiwan, Northern Europe (Sweden, Finland, Denmark and Norway), Central Europe (Poland, Czech Republic, Slovakia and Hungary) and Malaysia. Sales concluded in these countries on the basis of these arrangements are expected to total approximately €0.7 billion in 2005. In addition, companies of the LANXESS Group will also sell Bayer Group products on the basis of commercial agency and exclusive dealer agreements in some countries. These sales will, however, not be significant.

     The Bayer Group and the LANXESS Group will use the Bayer Group’s current chemical park sites jointly in the future. Even after the spin-off takes effect, Bayer Industry Services GmbH & Co. OHG will continue to operate the chemical park sites. In 2005, after the spin-off takes effect, the LANXESS Group is expected to purchase approximately €0.5 billion worth of site-specific services from Bayer Industry Services GmbH & Co. OHG in areas such as infrastructure, energy and waste disposal. Even after the spin-off takes effect LANXESS GmbH will retain a 40-percent interest in Bayer Industry Services GmbH & Co. OHG.

Discussion of Critical Accounting and Valuation Policies and Methods

     Critical accounting and valuation policies and methods are those that are both most important to the portrayal of the LANXESS Subgroup’s financial condition and results of operations, and that require the application of difficult, subjective and complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. The Board of Management of Bayer AG is not aware of any reasonably possible events or circumstances that would result in the reporting of different figures and that would have a material adverse effect on the financial condition and results of operations of the LANXESS Subgroup or the LANXESS Group, as the case may be.

     The significant accounting and valuation policies and methods of the LANXESS Subgroup are outlined in the Notes to the Combined Financial Statements. While not all of these significant accounting policies require difficult, subjective or complex judgments, the Board of Management of Bayer AG believes that the following accounting policies could be considered critical.

Intangible assets and property, plant and equipment

     Intangible assets (including goodwill) and property, plant and equipment are amortized over their estimated useful lives. The estimated useful lives are based on estimates of the period during which the assets will generate revenue.

     Intangible assets and property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. Impairment testing under IAS 36 (Impairment of Assets) requires the Board of Management of Bayer AG to compare the carrying value of the assets to the future discounted estimated cash flows from the related assets. Determining the future discounted estimated cash flows involves significant estimations, including particularly future sales prices and sales volumes, costs and risk-adjusted discount rates. The discounting process is also based on assumptions and estimations relating to business-specific costs of capital, which in turn are based on country risks, credit risks and additional risks resulting from the volatility of the respective line of business as well as the relevant capital structure of the LANXESS company in question.

     As described in more detail in the section entitled “— Results of Operations — Factors Influencing Net Sales, Results of Operations and Cash Flows of LANXESS — Most important factors in 2003 and the first half of 2004”, in November 2003 the Bayer Group considered it necessary to review the carrying amount of its global assets as part of an impairment test conducted in accordance with IAS 36.

     Although the Board of Management of Bayer AG believes that its estimates of the relevant expected useful lives, its assumptions concerning the macroeconomic environment and developments in the industries in which the LANXESS Subgroup operates and its estimations of the future discounted cash flows are appropriate, changes in assumptions or circumstances could require the LANXESS Subgroup or the LANXESS Group, as the case may be, to change the analysis. This could lead to additional impairment charges in the future or to valuation write-backs should the trends identified by the Board of Management of Bayer AG reverse (or its assumptions or estimates prove incorrect). This would correspondingly impact the future reported results of the LANXESS Subgroup or the LANXESS Group.

     Until the end of 2004, the LANXESS Subgroup amortizes goodwill in accordance with its scheduled useful life. Beginning on January 1, 2005, scheduled amortization will no longer be conducted, but instead an annual impairment review will be performed. Starting March 31, 2004, under IFRS 3, any goodwill recorded prior to that date will require an annual impairment review. In contrast, for business combinations with completion dates on or after March 31, 2004, IFRS 3 must be applied as from the date of the first consolidation, even if such first consolidation is effected prior to January 1, 2005. In general, the process of evaluating goodwill involves making adjustments and estimates relating to the projection and discounting of future cash flows. These evaluations are linked closely to the assumptions made by the Board of Management of Bayer AG regarding the future performance of the assets concerned and any changes in the discount rate applied by the LANXESS Subgroup or the LANXESS Group, as the case may be. An increase in the discount rate increases the likelihood of impairment charges.

Pensions and other obligations

     The companies of the LANXESS Subgroup sponsor pension and other retirement plans in various forms covering employees who meet the relevant plan’s eligibility requirements. These plans cover the majority of the LANXESS employees. The LANXESS Subgroup uses several statistical and other models, which attempt to anticipate future events in calculating the expenses and liabilities related to the plans. Factors influencing the calculation include, for example, assumptions about the discount rate, expected return on plan assets and rate of the participants’ future compensation increases. In addition, actuarial consultants also use statistical information, such as withdrawal and mortality rates, to estimate these factors. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. Such differences could have a significant impact on the amount of the pension income or expenses recorded in future years for the LANXESS Subgroup or the LANXESS Group, as the case may be.

Environmental provisions

     As described in Note (27) to the Combined Financial Statements in Annex 3b) to the Joint Spin-Off Report, the LANXESS Subgroup’s business is subject to a variety of laws and regulations in the jurisdictions in which it does business or maintains properties. Where such legislation relates to environmental protection, the LANXESS Subgroup or the LANXESS Group, as the case may be, may be compelled to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Provisions for expenses that may be incurred in complying with such laws and regulations are set aside if environmental inquiries or remediation measures are probable, the costs can be sufficiently reliably estimated and no future benefits are expected from such measures. Significant factors in estimating the costs include previous experiences in similar cases, expert opinions regarding environmental programs, current costs and new developments affecting costs, the interpretation of current environmental laws and regulations by the management or Bayer AG or LANXESS AG, as the case may be, the number and financial condition of third parties that may become obligated to participate in any remediation costs at the various sites on the basis of joint liability, and the remediation methods which are likely to be deployed. Changes in these assumptions could impact future reported results. The significant provisions of the Master Agreement concerning the apportionment of contingent liabilities as between LANXESS AG and Bayer AG with regard to environmental and other matters are described in the section entitled “— Liquidity and Capital Resources — Description of Agreements Concerning, in Particular, the Apportionment of Liability Between the Bayer Group and the LANXESS Group.” Environmental liability provisions for the relevant reporting periods are shown in Note (27) to the Combined Financial Statements included in Annex 3b) to the Joint Spin-Off Report.

Litigation provisions

     As more fully described in Note (27) to the Combined Financial Statements included in Annex 3b) to the Joint Spin-Off Report, the LANXESS Subgroup is involved in a number of legal proceedings. As a global chemical company, it is currently exposed to, and may in the future become involved in, proceedings in the ordinary course of its business relating to such matters as competition or antitrust law or its past waste disposal practices and release of chemicals into the environment.

     The outcome of the currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partially, under insurance policies and that could significantly impact the business and results of operations of the LANXESS Subgroup or the LANXESS Group, as the case may be. If the LANXESS Subgroup or the LANXESS Group, as the case may be, loses a case in which it seeks to enforce its patent rights, a decrease in future earnings could result as other manufacturers could be permitted to begin to market products that the LANXESS Group or its predecessors had developed.

     Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to many uncertainties and complexities including, but not limited to, particularities regarding the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and applicable law. Upon resolution of any pending legal matter, the future LANXESS Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the results of operations and cash flows could be materially affected by an ultimately unfavorable outcome of litigation.

     For a summary of the rules concerning the apportionment of liability between the Bayer Group and the LANXESS Group, see Chapter XI.2. of the Joint Spin-Off Report. “Other provisions”, which include provisions for litigation risks, are presented for the relevant reporting period in Note (27) to the Combined Financial Statements included in Annex 3b) to the Joint Spin-Off Report.

Income taxes

     The LANXESS Subgroup is required to make estimates for purposes of determining provisions for income taxes and deferred tax assets.

     In addition, estimates must be made to determine whether valuation allowances are required against deferred tax assets in respect of the availability of tax loss carry forwards. Such valuation allowances are recognized when it is no longer sufficiently certain that the advantages from tax loss carry forwards will be realized. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Any differences between actual results and the assumptions made by the LANXESS Subgroup or any future changes to such assumptions could result in an adjustment of the future tax expense of the LANXESS Subgroup or the LANXESS Group, as the case may be.

     Pursuant to Sections 15 (1) and 12 (3) of the German Transformation Tax Act (UmwStG,) the transfer of the pro-rata tax loss carry forwards to LANXESS AG requires that the business or business division that has caused the loss continue to be operated during the five years following the effective date of the spin-off for tax purposes, on a scale which is comparable in view of the overall economic circumstances. With respect to the use of the corporate income tax and trade tax loss carry forwards which are transferred to LANXESS AG, the general rules under Section 8 (4) of the Corporate Income Tax Act (KStG) must also be observed. According to current law, a transfer of more than 50 percent of the shares in LANXESS AG and a conveyance of primarily new business assets to it would make the tax loss carry forward unavailable. In this regard, possible share transfers arising from the stock exchange listing of LANXESS shares and, if applicable, the injection of new capital resulting from the convertible bond issuance must be taken into account. For these reasons, it cannot be ruled out that the tax loss carry forwards would not be available in the event of a conveyance of primarily new business assets.

     From a tax perspective, LANXESS GmbH has acquired the assets transferred in the spin-off by capital contribution at fair market value (Teilwert). This capital contribution is tax-neutral for LANXESS GmbH; in particular, Bayer AG and LANXESS AG believe that it does not give rise to any taxable gain. The allocation of the total value of the assets acquired by LANXESS GmbH in the course of the preparatory spin-off to the individual assets was performed on the basis of a joint understanding of the relevant Bayer companies and LANXESS GmbH, taking into consideration the available expert valuation opinions (see Chapter VI.2.b)(1) of the Joint Spin-Off Report). However, this allocation agreed upon between Bayer and LANXESS is not binding on the fiscal authorities. If the fiscal authorities adopted a different decision, it cannot be ruled out that higher future income tax expenses would result for LANXESS GmbH. Should higher income tax expenses in respect of the current assets transferred to LANXESS GmbH arise in this connection in the future, Bayer AG and LANXESS GmbH will, under certain conditions, each bear one half of such additional tax exposure. See Chapter VI.2.c) of the Joint Spin-Off Report.

RESULTS OF OPERATIONS

Factors Influencing Net Sales, Results of Operations and Cash Flows of LANXESS

General factors

     The most important factors influencing net sales, results of operations and cash flows of the LANXESS Subgroup are:

· currency exchange rate developments of the euro, particularly relative to the U.S. dollar; and

· costs of raw materials in connection with the manufacture of LANXESS products

· The following sections describe these key factors.

Exchange rate fluctuations

     Since a portion of the assets, liabilities, sales and earnings of the Subgroup are denominated in currencies other than the euro, such items are exposed to exchange rate fluctuations in the values of these currencies relative to the euro. The Subgroup is therefore subject to both transaction risk (i.e., sales are generated in one currency but costs relating to those revenues are incurred in a different currency) and translation risk (i.e., the risk connected with the translation of the annual financial statements of non-euro zone subsidiaries when preparing the consolidated financial statements).

     As a general rule, transaction risks result in an increase in the value of the euro relative to the U.S. dollar and other currencies having two interrelated consequences:

· lower or negative margins (in euro), if the costs were incurred in euro and the relevant sales were generated in currencies weaker than the euro, and

· reduced competitiveness, since the products manufactured in Europe were produced at constant cost (in euro).

     Over time, transaction risks could therefore adversely affect the cash flows and results of operations of the LANXESS Subgroup or the LANXESS Group, as the case may be, to the extent it is unable to reflect changed exchange rates in the pricing of its products in local currency. The effects of transaction risks are not quantified in the Combined Financial Statements.

     Translation risks do not affect local currency cash flows or results of operations, but do affect the consolidated annual financial statements. In general, an increase in the euro value relative to the U.S. dollar and other currencies will result in a lower euro value of the sales generated in currencies that have depreciated relative to the euro. If the non-euro denominated expenses do not match the non-euro denominated sales, this currency difference may have an adverse effect on the operating result of the LANXESS Subgroup or the LANXESS Group, as the case may be.

     Additional information on transaction and translation risks are contained in the section entitled “ —Disclosures about Market Risk.”

Costs of Raw Materials

     The single most important factor that affects the Group’s costs is probably the price of raw materials for LANXESS products. In order to reduce the Subgroup’s dependency on outside sources, the LANXESS Subgroup manufactures required raw materials internally, if commercially practicable. Petrochemical feedstocks, which are not independently produced by the LANXESS Subgroup, are important raw materials for various LANXESS products. An extremely volatile factor influencing these petrochemical products is the price of crude oil. Since price adjustment agreements exist with only a few customers and active financial management cannot completely eliminate the volatility, the fluctuation in raw material prices may have an adverse effect on the results of operations for the LANXESS Subgroup or the LANXESS Group, as the case may be.

Most important factors in 2003 and the first half of 2004

     The most significant factor influencing the LANXESS Subgroup’s results in 2003 was the impairment charges.

     In November 2003, the Bayer Group considered it necessary to review the carrying amount of its global assets as part of an impairment test conducted pursuant to IAS 36. The impairment test was performed in particular in connection with unfavorable economic developments in various business lines. These developments were caused primarily by a number of anticipated adverse external factors such as sustained unfavorable price trends, especially higher raw material costs, that could only be passed on to customers to a limited extent. An additional underlying cause was lower sales volume growth as a result of tougher competition caused partially by global overcapacities. Moreover, lower macroeconomic growth forecasts and continued unfavorable currency exchange trends played a role. For more details concerning this impairment test, see the section entitled “Procedure used in global impairment testing and its impact” in Annex 3b) to the Joint Spin-Off Report. For the LANXESS Subgroup, this impairment test yielded impairment charges of €988 million in 2003, compared to impairment charges of

€84 million in 2002. The impairment charges in 2003 were recorded under the line item “other operating expenses.” The write-downs primarily affected the Styrenic Resins und Fine Chemicals business units and also the Technical Rubber Products business unit. In the first half of 2004, impairment charges totaled €17 million.

     In 2003, net sales and operating results of the LANXESS Subgroup were also greatly affected by changes in the exchange rates, particularly between the euro and U.S. dollar. The euro strongly appreciated relative to the U.S. dollar and other currencies in 2003. This trend continued through February 2004. Thereafter, the euro exchange rate stabilized at a level that remained higher than the average exchange rate of the previous year through the end of the first half of 2004.

     In the first half of 2003, crude oil prices were about 10 percent higher than the previous year’s average. In the second half of the year, prices declined to the levels of early 2002, which were somewhat higher than the 2002 average. For 2004, a sustained trend of rapidly increasing crude oil prices can be observed, with occasional small price declines.

LANXESS Subgroup

     The following table shows the net sales and income for the LANXESS Subgroup for the periods indicated.

	2002	2003	Change	1st half of	1st half of	Change
	(in €	(in €	from	2003	2004	from
	millions)	millions)	prior year	(in €	(in €	prior
			(%)	millions)	millions)	year
						period
						(%)

Net sales	6,763	6,315	(6.6)	3,247	3,283	1.1
Cost of goods sold	(5,285)	(5,211)	1.4	(2,620)	(2,542)	3.0

Gross profit	1,478	1,104	(25.3)	627	741	18.2
As a percentage of net sales	21.9	17.5	—	19.3	22.6	—
Selling expenses	(985)	(935)	5.1	(459)	(424)	7.6
Research and development expenses	(149)	(168)	(12.8)	(78)	(66)	15.4
General and administrative expenses	(202)	(257)	(27.2)	(109)	(131)	(20.2)
Other operating expenses less other operating income	(261)	(1,041)	*	(20)	(40)	(100.0)

Operating result	(119)	(1,297)	*	(39)	80	—
As a percentage of net sales	—	—	—	—	2.4	—
Non-operating result	(89)	(111)	(24.7)	(58)	(48)	17.2

Income (loss) before income taxes	(208)	(1,408)	*	(97)	32	—

Net income (loss)	(119)	(997)	*	(58)	(3)	94.8

*	Change of more than 100 percent.

     The following table shows a geographical breakdown of net sales based on the regions in which the LANXESS Subgroup sold its products.

	2002	2003	Change	1st half of	1st half of	Change
	(in €	(in €	from	2003	2004	from
	millions)	millions)	prior year	(in €	(in €	prior
			(%)	millions)	millions)	year
						period
						(%)

Europe	3,606	3,565	(1.1)	1,839	1,803	(2.0)
North America	1,567	1,346	(14.1)	697	711	2.0
Asia/Pacific	1,019	887	(13.0)	436	488	11.9
Latin America/Africa/Middle East	571	517	(9.5)	275	281	2.2

2003 compared with 2002

Net sales

     Net sales represent the gross inflow of economic benefits received or receivable by the LANXESS Subgroup from the sale of goods and services. Net sales do not include rebates and discounts that the Subgroup grants its customers, nor any amounts that the Subgroup collects on behalf of third parties such as sales taxes, goods and services taxes and value added taxes.

     In 2003, the Subgroup’s net sales declined by 6.6 percent from the previous year — from €6.763 million to €6.315 million — primarily as a result of unfavorable exchange rate effects (€353 million) and portfolio effects (€58 million). The portfolio effect resulted from the sale of the Organic Pigments product group in 2003. The Combined Financial Statements generally reflect the target structure of the LANXESS Group. However, transactions completed after January 1, 2002 with respect to individual product groups — primarily the sale of Organic Pigments — are included in the Combined Financial Statements as of the date on which they took economic effect. Organic Pigments was sold to the Sun Chemicals Group in the United States for a purchase price of €46 million, which was offset against asset disposals totaling €41 million and transaction and other costs in the amount of €5 million.

     In 2003, the percentage of net sales generated by the Performance Chemicals segment of the LANXESS Subgroup increased slightly from 30.4 percent to 30.5 percent, while the percentage generated by the Chemical Intermediates segment rose from 21.4 percent to 22.3 percent. The percentage of net sales generated by the Engineering Plastics segment remained flat at 22.2 percent, while the percentage generated by the Performance Rubber segment declined slightly from 21.9 percent to 21.8 percent.

Gross profit

     Gross profit represents net sales after deducting the cost of goods sold. Cost of goods sold includes both the production costs for the goods sold as well as the costs of goods purchased for resale.

     The cost of goods sold (cost of services provided) declined by 1.4 percent from €5,285 million in 2002 to €5.211 million in 2003. Cost increases triggered by higher energy and raw material prices were more than compensated for by currency effects. Gross profit declined from €1,478 million to €1,104 million. This represented a decline in the gross profit margin from 21.9 percent to 17.5 percent.

Operating result (“EBIT”)

     The operating result represents gross profit after deducting selling expenses, research and development expenses, general and administrative expenses and other operating expenses and income.

     In 2003, selling expenses declined by 5.1 percent or from €985 million to €935 million compared to the previous year. This decline was caused primarily by currency effects.

     Research and development expenses rose by 12.8 percent from €149 million to €168 million. This increase can be attributed predominantly to one-time charges for the shutdown of research and development centers.

     The 27.2 percent increase in general and administrative expenses (from €202 million to €257 million) resulted primarily from a change in reporting necessitated by organizational changes. In the formation of the Subgroup, certain functions, for which expenses had previously been allocated among various function costs, were centralized. These expenses are now reported under administrative expenses, thereby reducing the amounts of the other function costs — especially cost of goods sold and selling expenses. In addition, currency effects of €12 million, a non-scheduled software amortization conducted as part of the restructuring and personnel expenses arising in connection with the restructuring had negative impacts.

     Other operating expenses and income rose to €1,041 million. Other operating expenses totaled €1,098 million, whereas other operating income accounted for €57 million. Other operating expenses included primarily impairment charges of €988 million and restructuring charges of €48 million. In

2002, other operating expenses amounted to €337 million (primarily consisting of restructuring charges of €144 million and impairment charges of €84 million) and other operating income totaled €76 million. Additional details on other expenses and income are contained in Notes (3) and (4) to the Combined Financial Statements included in Annex 3b) to the Joint Spin-Off Report. Other details on restructuring charges may be found in Note (27) to the Combined Financial Statements included in Annex 3b) to the Joint Spin-Off Report. Notes (13) and (14) to the Combined Financial Statements included in Annex 3b) to the Joint Spin-Off Report discuss the cost of materials and personnel expenses.

     The operating result deteriorated from a €119 million loss to a €1,297 million loss. The impairment and restructuring charges with a net effect of €934 million were the primary drivers behind this deterioration in the operating result.

Non-operating result

     The non-operating result deteriorated from a €89 million loss in fiscal year 2002 to a €111 million loss in fiscal year 2003. This was predominantly attributable to losses from investments in affiliated companies totaling €15 million (compared to a break-even result in 2002) and a €10 million increase in interest expenses on pensions. This could only be partially offset by an increase in interest income of €17 million.

Income (loss) before income taxes

     Losses before income taxes increased from €208 million in 2002 to €1,408 million in 2003.

Income taxes

     Taxes paid or owed on income and other revenues in the individual jurisdictions, as well as any deferred taxes, are reported under income taxes. In 2003, an income tax credit of €412 million was reported, compared to an income tax credit of €90 million in 2002. The effective tax rate of the LANXESS Subgroup was 29.3 percent compared to 43.3 percent in the previous year. Future actual tax results of the LANXESS Subgroup are dependent on the legal structure and tax strategy of the LANXESS Subgroup as an independent organization. For additional details on income taxes, see Note (9) to the Combined Financial Statements included in Annex 3b) to the Joint Spin-Off Report.

Net income (loss)

     The most significant factors contributing to the €997 million net loss in 2003 were the impairment charges in the amount of €988 million and the software amortization as well as personnel expenses arising in connection with the restructuring which together totaled €123 million. The net loss was also impacted by expenses of €48 million connected with the shutdown of sites and relocation of business operations. Significant factors contributing to the €119 million net loss in 2002 were restructuring measures undertaken in connection with the shutdown of sites and the relocation of business operations (€144 million) as well as impairment charges of €84 million. Additional details on restructuring charges are set forth in Note (27) to the Combined Financial Statements included in Annex 3b) to the Joint Spin-Off Report, while details on impairment expenses are set forth in the section entitled “Procedure used in global impairment testing and its impact” in Annex 3b) to the Joint Spin-Off Report.

First half of 2004 compared with the first half of 2003

Net sales

     In the first half of 2004, the Subgroup’s net sales increased slightly by 1.1 percent from the prior year period — from €3,247 million to €3,283 million. An increase in sales of €128 million triggered by higher prices and volumes sold was offset by a €92 million currency loss.

Gross profit

     Gross profit improved by 18.2 percent over the prior year period, increasing from €627 million to €741 million.

     Compared with the first half of 2003, the cost of goods sold (and services provided) declined by 3.0 percent from €2,620 million to €2,542 million. The key factors contributing to this decline were lower depreciation resulting from the impairment carried out at the end of 2003 (€67 million) and a €75 million decline in currency effects.

Operating result (“EBIT”)

     Selling expenses declined by 7.6 percent in the first half of 2004 compared with the prior year period, from €459 million to €424 million. This decline resulted primarily from a €7 million net drop in commission expenses, license expenses and other rebates and discounts, as well as a €2 million reduction in advertising and information expenses and a €9 million decline in currency effects.

     Compared with the first half of 2003, research and development expenses declined by 15.4 percent, from €78 million to €66 million. The reduction in research activities instituted at the end of 2003 was primarily responsible for this development.

     The 20.2 percent increase in general and administrative expenses (from €109 million to €131 million) is primarily attributable to organization-related reallocations of costs among the line items (see explanation on general and administrative expenses in the section entitled “ — 2003 compared with 2002”).

     Other operating expenses (reduced by other operating income) increased by 100 percent in the first half of 2004 compared with the prior year period, from €20 million to €40 million. The main reason for this increase in expenses was the recording of provisions for litigation (€18 million) and impairment charges with respect to the business units Rhein Chemie (€21 million) and Fine Chemicals (€10 million). Additionally, upward valuation adjustments of €14 million were made in the business unit Styrenic Resins.

     The operating result improved by €119 million, from a loss of €39 million in the first half of 2003 to a €80 million profit in the first half of 2004.

Non-operating result

     The non-operating result improved by 17.2 percent, from a €58 million loss in the first half of 2003 to a €48 million loss in the first half of 2004.

Income (loss) before income taxes

      Income before income taxes improved from a €97 million loss in the first half of 2003 to a €32 million profit in the first half of 2004.

Income taxes

     Income tax expense for the first half of 2004 totaled €31 million (income tax credit of €41 million in the prior year period).

Net income (loss)

     For the first half of 2004, the LANXESS Subgroup reported a €3 million net loss. The main factor contributing to this development was a €72 million increase in income taxes compared with the prior year period. The net loss for the first half of 2003 amounted to €58 million.

Segment Data

Performance Chemicals

	2002	2003	Change	1st half of	1st half of	Change
	(in €	(in €	from	2003	2004	from
	millions)	millions)	prior	(in €	(in €	prior
			year (%)	millions)	millions)	year
						period
						(%)

Net sales	2,055	1,925	(6.3)	1,010	968	(4.2)
Operating result.	67	(176)	—	32	15	(53.1)

2003 compared with 2002

     Net sales in the Performance Chemicals segment declined by 6.3 percent from €2,055 million in 2002 to €1,925 million in 2003. Net sales in the Functional Chemicals and Material Protection Products business units increased. These improved sales figures could not, however, offset declining sales in the other business units, in particular Textile Processing Chemicals. The reason for the decline in sales was the unfavorable economic environment in Europe and a North American economy weakened by high oil prices, especially in the first half of 2003.

     The operating result fell from a €67 million profit in 2002 to a €176 million loss in 2003, primarily due to impairment charges totaling €168 million. These charges relate mainly to the Textile Processing Chemicals and Paper business units. In 2002, this segment reported restructuring charges of €32 million, primarily relating to the Functional Chemicals business unit.

First half of 2004 compared with the first half of 2003

     Net sales in the Performance Chemicals segment declined by 4.2 percent in the first half of 2004 compared with the prior year period, from €1,010 million to €968 million. Increases in sales in the Rhein

Chemie and Material Protection Products business units could not compensate for the decline in sales in the other business units, particularly Functional Chemicals, which was exposed to strong competition.

     The operating result of the segment declined by 53.1 percent, from €32 million to €15 million, because of the €21 million impairment charges incurred in the Rhein Chemie business unit and the recording of provisions amounting to €7 million in connection with the settlement of antitrust investigations at the Rubber Chemicals business unit.

Chemical Intermediates

	2002	2003	Change	1st half of	1st half of	Change
	(in €	(in €	from	2003	2004	from
	millions)	millions)	prior	(in €	(in €	prior
			year (%)	millions)	millions)	year
						period
						(%)

Net sales	1,447	1,411	(2.5)	738	686	(7.0)
Operating result.	5	(344)	—	22	38	72.7

2003 compared with 2002

     The Chemical Intermediates segment generated net sales of €1,411 million in 2003. This represented a 2.5 percent, or €36 million, decline from the previous year.

     Increases in net sales in the Basic Chemicals business unit could not offset the declines in the Inorganic Pigments and Fine Chemicals business units. The decline at Inorganic Pigments was primarily attributable to currency effects, while the Fine Chemicals business unit faced stronger competition from Asian agrochemicals suppliers and the ongoing weaknesses in the photochemicals market. As a whole, the segment suffered from economic stagnation in Europe and a weak economy in North America.

     The impairment tests led to impairment charges in the Chemical Intermediates segment of €332 million, primarily in the Fine Chemicals business unit. After reporting an operating profit in 2002 of €5 million, the segment sustained a €344 million loss in 2003, mostly as a result of the impairment charges incurred in 2003. Adjusted for these impairment charges, the operating result amounted to a €12 million loss. In fiscal year 2002, the Chemical Intermediates segment did not report any impairment charges.

First half of 2004 compared with the first half of 2003

     Compared with the first half of 2003, sales generated by the Chemical Intermediates segment declined by 7.0 percent in the first half of 2004, from €738 million to €686 million. In particular, sales in the Fine Chemicals business unit trailed the previous year’s figures because of diminished demand in the photochemicals market.

     The operating result of the segment rose to €38 million in the first half of 2004 compared to €22 million generated during the prior year period. The Inorganic Pigments and Fine Chemicals business units reported improved cost structures following the impairment charges incurred at the end of 2003. In addition, the segment was able partially to offset the increase in raw material costs by increasing its prices. The operating result was also diminished by impairment charges totaling €10 million in the Fine Chemicals business unit.

Engineering Plastics

	2002	2003	Change	1st half of	1st half of	Change
	(in €	(in €	from	2003	2004	from
	millions)	millions)	prior	(in €	(in €	prior
			year (%)	millions)	millions)	year
						period
						(%)

Net sales	1,504	1,401	(6.8)	714	838	17.4
Operating Result	(146)	(488)	*	(32)	18	—

*	Change of more than 100 percent.

2003 compared with 2002

     Net sales generated by the Engineering Plastics segment declined by 6.8 percent, from €1,504 million in 2002 to €1,401 million in 2003. This decline was attributed primarily to lower sales in the Styrenic Resins business unit, which resulted from a decline in prices triggered by global overcapacities, and in the Fibers business unit, which resulted from a loss of market share in its traditional markets. The Semi-Crystalline Products business unit reported only slightly lower sales.

     The operating result of the Engineering Plastics segment fell from a €146 million loss to a €488 million loss. This was primarily attributable to impairment charges totaling €356 million. Moreover, the segment reported €18 million restructuring charges in its Fibers business unit and other restructuring charges and one-time software write-offs totaling €34 million. The Fibers business unit faced overcapacity and strong competitive pressure, particularly in Asia. Impairment charges totaling €84 million had already impacted this business unit’s operating result in 2002.

First half of 2004 compared with the first half of 2003

     In the first half of 2004, the Engineering Plastics segment was able to increase its sales by 17.4 percent to €838 million compared with the prior year period. The increase in sales in the Styrenic Resins business unit, as well as in the Semi-Crystalline Products business unit, which, in the latter case, was triggered by both higher prices and volumes sold, more than compensated for the slight decrease in sales in the Fibers business unit, which had been brought on by weak demand in Europe.

     The operating result of the Engineering Plastics segment rose by €50 million, from a €32 million loss in the first half of 2003 to a €18 million profit in the first half of 2004. The primary causes of this favorable development were the €14 million write-backs of assets in the Styrenic Resins business unit as well as the strong improvement in cost structures resulting from the impairments and restructuring programs in 2003. In addition, the increase in prices and volumes sold in the Semi-Crystalline Products business unit more than compensated for the increased cost of raw materials. During the prior year period, restructuring charges totaling €8 million had impacted the operating result.

     As described in the section entitled “— Overview — Basis for Financial Statement Reporting,” allocations below the reporting unit level were not taken into account for purposes of preparing the Combined Financial Statements. Based on current knowledge, on an aggregated basis, no materially different statements would result for the LANXESS Subgroup, had they been taken into account. Allocations of products diverging from the treatment of those products in the Combined Financial Statements concern, in particular, the Engineering Plastics segment. Although the most significant individual effect of these diverging allocations would be to substantially reduce the operating result of this segment, the aggregate of these divergences does not lead to any materially different statements in respect of the operating result, because the gross effects largely offset one another.

Performance Rubber

	2002	2003	Change	1st half of	1st half of	Change
	(in €	(in €	from	2003	2004	from
	millions)	millions)	prior	(in €	(in €	prior
			year (%)	millions)	millions)	year
						period
						(%)

Net sales	1,484	1,375	(7.3)	705	694	(1.6)
Operating result	(2)	(246)	*	(28)	23	—

*	Change of more than 100 percent.

2003 compared with 2002

     Net sales in the Performance Rubber segment declined by 7.3 percent between 2002 and 2003, from €1,484 million to €1,375 million. This development was primarily due to a decline in sales of special rubber products in the Technical Rubber Products business unit and of synthetic rubbers for the tire industry in the Butyl Rubber business unit.

     The operating result of the Performance Rubber segment deteriorated from a €2 million loss to a €246 million loss. The key factors contributing to this development were impairment charges of €133 million, one-time software write-offs of €24 million and restructuring charges amounting to €25 million. In 2002, the operating result included €79 million in restructuring charges. No impairment charges were incurred in that year, however.

First half of 2004 compared with the first half of 2003

     Sales in the Performance Rubber segment in the first half of 2004 amounted to €694 million and thus lagged slightly behind (by 1.6 percent) the sales generated by that segment in the first half of 2003. The increase in sales resulting from an increase of volumes sold in the Technical Rubber Products business unit could not completely offset the decline in sales in the Polybutadiene Rubber and Butyl Rubber business units.

     The operating result in the Performance Rubber segment increased by €51 million, from a €28 million loss in the first half of 2003 to a €23 million profit in the first half of 2004. This significant increase is primarily due to the impairments of the end of 2003 and the resulting cost reductions in the Technical

Rubber Products and Polybutadiene Rubber business units. In addition, the increase in sales prices in the Butyl Rubber business unit also had a positive effect on the operating result. The recording of provisions in connection with a settlement of antitrust investigations in the Technical Rubber Products business unit as well as the asset write-off in the Polybutadiene Rubber business unit reduced the operating result by a total of €16 million. In contrast, during the same period in 2003, restructuring charges were only €2 million.

LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

2003 compared with 2002

     The cash flow statement shows inflow and outflow of cash from operating, investing and financing activities. Despite the income tax relief resulting from prior year losses, the gross operating cash flow declined by 51.8 percent to €223 million in 2003 which, in essence, correlated directly with the decline in operating business. Net operating cash flow in 2003 totaled €346 million and was therefore 15.4 percent or €63 million lower than in 2002. The cash included in working capital improved by €177 million.

     Cash used in investing activities was €300 million in 2003 and therefore 32 percent below the amount for 2002. This can be attributed primarily to the fact that the expenditures made for property, plant and equipment were reduced from €487 million to €312 million due to adherence to strict capital discipline. On the other hand, sales of property, plant and equipment led to a cash inflow of €65 million (2002: €62 million). Investments, mainly in the form of loan grants to Bayer companies based on the internal Bayer Group financing model still in place at the time, resulted in a cash outflow of €58 million.

     Cash used in financing activities was €46 million. This amount consists of interest expense in the amount of €69 million and net borrowings in the amount of €23 million.

First half of 2004 compared with the first half of 2003

     Gross operating cash flow was €213 million and therefore lower than in the prior year period (€222 million) after a €37 million increase in tax payments due to the improved operating result. Given the greater amount of cash included in working capital, net operating cash flow declined by €89 million to €5 million.

     Cash used in investing activities increased by 27.3 percent to €112 million. The expenditures made for property, plant and equipment decreased by 17.5 percent to €104 million. Investments led to a cash outflow of €51 million. Sales of plant, property and equipment as well as other assets led to a cash inflow of €43 million.

     Cash provided by financing activities amounted to €162 million. Net borrowings generated cash inflow of €197 million, while cash totalling € 35 million was paid out as Interest expense.

     The following table shows the cash flow statement for the LANXESS Subgroup for 2002 and 2003 as well as for the first half of 2003 and 2004:

	2002	2003	Change	1st half of	1st half of	Change
	(in €	(in €	from	2003	2004	from
	millions)	millions)	prior year	(in €	(in €	prior
			(%)	millions)	millions)	year
						period
						(%)

Gross operating cash flow	463	223	(51.8)	222	213	(4.1)
Changes in working capital and other net current assets	(54)	123	*	(128)	(208)	62.5
Net cash provided by (used in) operating activities (net cash flow)	409	346	(15.4)	94	5	(94.7)
Net cash provided by (used in) investing activities	(441)	(300)	(32.0)	(88)	(112)	27.3
Net cash provided by (used in) financing activities	29	(46)	—	(9)	162	—
Change in cash and cash equivalents from business activities	(3)	0	—	(3)	55	—
Cash and cash equivalents at the beginning of the period	13	10	(23.1)	10	13	30.0
Change in cash and cash equivalents from changes in scope of consolidation and exchange rate movements	0	3	—	(1)	1	—
Cash and cash equivalents at end of the period	10	13	30.0	6	69	*
Marketable securities and other instruments	0	0	—	0	0	—
Liquid assets as per balance sheet	10	13	30.0	6	69	*

* Change of more than 100 percent.

Financing and Liquidity

Presentation in the Combined Financial Statements

     In the Bayer Group, liquidity and financial debt are not assigned to business units, but are instead managed centrally at the company or group level.

     Based on the net indebtedness envisaged for the LANXESS Group at the time of the spin-off and factoring in the expected free cash flow for 2004, a financing structure was computed retroactively for the years 2003 and 2002.

     The targeted net indebtedness was presented on the assumption that LANXESS GmbH will succeed in making additional outside borrowings.

     Interest expenses for 2002 and 2003 are based on market interest rates for industrial bonds at the lower end of the investment grade range. These interest rates were computed by averaging the rates charged on a short-term instrument and on a five-year instrument. A risk premium was added to account for non-euro denominated financing.

Financing at the time of the spin-off

     In connection with the formation of the LANXESS Subgroup, financial debt was concentrated in LANXESS AG or LANXESS GmbH to the extent possible and economically practicable. It is intended that the LANXESS Group will refinance itself after the spin-off takes effect, in particular by means of a syndicated credit line, to enable it to redeem the financial liabilities toward the Bayer Group that were assigned to the LANXESS Subgroup upon its formation.

     The syndicated credit line is expected to consist of a short-term and long-term tranche to total between €1.0 billion and €1.5 billion. In addition, up to €200 million of financing capacity is expected to be created by way of an asset-backed commercial paper program. The loan terms and conditions will be set during the fourth quarter of 2004. Financial leases relating to the LANXESS Group that exist at the time of the spin-off will be transferred, either directly or indirectly, to the LANXESS group companies in the form of subleases. In countries with heavily regulated capital markets such as China, the LANXESS Group will also finance itself using local bank credits.

     Another component of the LANXESS Group’s financing base will be a convertible bond issued to Bayer AG in the nominal amount of €200 million. Details concerning this bond are contained in Chapter XI.1. of the Joint Spin-Off Report.

     It is anticipated that net indebtedness in the form of financial debt owed to the Bayer Group (including the convertible bond), bank debt, finance leases and pension provisions, less any liquid assets of the LANXESS Group, will amount to €1.5 billion as of the date that the spin-off takes effect, which is expected to be in January 2005. To this end, an investment grade rating is, in principle, being sought for the LANXESS Group.

Contractual Obligations

     Note (33) to the Combined Financial Statements included in Annex 3b) to the Joint Spin-Off Report contains a description of the LANXESS Subgroup’s contractual obligations. Chapter VIII.1. of the Joint Spin-Off Report details the periods within which creditors of Bayer AG and LANXESS AG can demand collateral from the company against which any claims they may have may be directed.

Capital Expenditures

     The LANXESS Subgroup generally finances its capital expenditures from cash flow from operations and, if such funds are insufficient, from other available cash sources and from the sale of its liquid investments, including cash equivalents and marketable securities. The Subgroup finances any further capital expenditures with borrowings. Capital expenditures totaled €0.3 billion in 2003 and €0.5 billion in 2002.

     The LANXESS Subgroup incurred a total of €0.3 billion in expenses for intangible assets and plant, property and equipment in 2003, focusing mainly on the ABS business. Major capital expenditures in 2002 and 2003 included:

Year	Segment	Description
2002	Performance	Modification in butyl rubber production facilities; Zwijndrecht, Belgium
	Rubber	and Sarnia, Canada
	Engineering	Expansion of capacity for ABS plastics; Tarragona, Spain and Map Ta
	Plastics	Phut, Thailand
	Chemical	Efficiency improvement in the integrated aromatics production network;
	Intermediates	Leverkusen, Germany
2003	Performance	Modification in butyl rubber production facilities; Zwijndrecht, Belgium
	Rubber	and Sarnia, Canada
	Engineering	Expansion of capacity for ABS plastics; Tarragona, Spain and Map Ta
	Plastics	Phut, Thailand
	Chemical	Efficiency improvement in the integrated aromatics production network;
	Intermediates	Leverkusen, Germany

     The budget for capital expenditures in 2004 totaled €0.3 billion. For 2005, the LANXESS Group budget for capital expenditures is also €0.3 billion. The following capital expenditure projects are currently planned or underway:

Year	Segment	Description
2004	Chemical	Modernization and expansion of isocyanate intermediate production;
	Intermediates	Leverkusen, Germany
	Chemical	Conversion of facilities for the production of agrochemical intermediates;
	Intermediates	Leverkusen, Germany
	Performance	Expansion of capacity for biocide products; Dormagen, Germany
Chemicals
2005	Chemical	Modernization and expansion of isocyanate intermediate production;
	Intermediates	Leverkusen, Germany
	Chemical	Conversion of facilities for the production of agrochemical intermediates;
	Intermediates	Leverkusen, Germany
	Performance	Expansion of capacity for biocide products; Dormagen, Germany
Chemicals
	Performance	Expansion of capacity for butyl rubber production; Sarnia, Canada, and
	Rubber	Antwerp, Belgium

     These capital expenditures are anticipated to be financed from current cash flow.

Description of Agreements Concerning, in Particular, the Apportionment of Liability Between the Bayer Group and the LANXESS Group

     Section 133 (1) sentence 1 of the German Transformation Act states that all legal entities involved in a spin-off will be jointly and severally liable for all of the transferring entity’s liabilities existing at the time the spin-off takes effect. This means that Bayer AG and LANXESS AG will be jointly and severally liable for all liabilities of Bayer AG existing at the time the LANXESS Subgroup was spun off. In accordance with Section 133 (3) of the German Transformation Act, the period of liability for the company to which the liabilities were not assigned under the Spin-Off and Acquisition Agreement, is limited to five years.

     The Spin-Off and Acquisition Agreement provides that Bayer AG will indemnify LANXESS AG against statutory joint liability pursuant to Section 133 of the German Transformation Act for obligations and liabilities not transferred to LANXESS AG pursuant to the Spin-Off and Acquisition Agreement.

     Additional details on liability are contained in Chapter VIII.1. of the Joint Spin-Off Report.

     The Master Agreement to be entered into by Bayer AG and LANXESS AG contemporaneously with the Spin-Off and Acquisition Agreement contains general rules concerning the apportionment of liability between the Bayer Group and the LANXESS Group. Pursuant to these provisions, LANXESS AG and its affiliates shall only be liable for the liabilities that have been assigned to them. Conversely, Bayer AG and its affiliates shall be liable for those liabilities not assigned to companies of the future LANXESS Group. The Master Agreement includes corresponding indemnity obligations of Bayer AG and LANXESS AG to achieve this. In addition, it contains provisions dealing with the apportionment of liability arising from product liability claims, environmental claims and antitrust violations as between the contracting parties. Details concerning the agreements are contained in Chapter XI.2. of the Joint Spin-Off Report.

Environmental claims and antitrust violations

     The Master Agreement regulates which of the contracting parties bears liability for environmental contamination on real property that was caused or arose prior to July 1, 2004, the Spin-Off Economic Effective Date. The provision concerning the apportionment of liability for environmental contamination essentially establishes liability of each contracting party based on the condition of the properties that such party and its affiliates used on the Spin-Off Economic Effective Date. In addition, the liability provision also contains individual elements of causation-based liability. The Master Agreement will cap liability of LANXESS AG and its affiliates for environmental contamination at €350 million. However, in simplified terms, this liability cap relates only to remedial action ordered, agreed upon or actually carried out before the end of 2009. Otherwise, LANXESS AG and its affiliates shall bear unlimited liability for environmental contamination.

     With respect to antitrust violations, the future LANXESS Group will be liable to the Bayer Group pursuant to the agreement on liability apportionment mentioned above for any obligations and liabilities in connection with the payment of penalties, fines and compensatory damages arising from antitrust violations committed by the LANXESS Group. Conversely, the Bayer Group will be liable for any antitrust violation that it commits. Pursuant to this agreement, the liable party will be responsible for reimbursing the other party for any expenses required to fulfill the antitrust obligations.

     In addition to these general principles, there are special provisions for antitrust proceedings and civil litigation in connection with certain products sold by the former Rubber business group that are assigned to the LANXESS Group. With respect to these products, Bayer AG and a number of its subsidiaries are involved in criminal or civil investigations, particularly in the United States, Canada and Europe. Where, in each case on or before July 1, 2004, regulatory proceedings have been at least commenced or if a company has taken steps before an antitrust authority with a view to commencing proceedings, any liability is to be apportioned as between the parties, so that the LANXESS Group assumes 30 percent of the liabilities and the Bayer Group 70 percent.

     The reimbursement obligation of the LANXESS Group is generally limited to €100 million. Any tax disadvantages to Bayer AG or one of its affiliates arising from non-deductibility or limited deductibility must be reimbursed and will not count towards the cap. In addition to the liability cap, there is a €50 million cap for payments per calendar year; any balance will be carried forward to the subsequent year.

     Also subject to the reimbursement provision is a proceeding arising from allegations concerning antitrust violations in the Rubber Chemicals business units between 1995 and 2001, in respect of which Bayer AG announced on July 14, 2004 that it had reached a settlement with the U.S. Department of Justice. Bayer agreed to plead guilty and to pay US$66 million. A provision was set aside for this purpose during the second quarter of 2004.

     Costs for external assistance in these proceedings are likewise shared between the parties on a 30:70 basis. These amounts will not, however, count towards the liability cap.

     Any antitrust obligations and environmental contamination attributable to members of the LANXESS Group based or operating in the United States will be included in the calculation of the relevant liability cap. Contracts have already been executed with respect to such LANXESS Group members, containing provisions that are not always congruent with the provisions of the Master Agreement. Bayer AG and LANXESS AG have undertaken to ensure that the agreements entered into in the United States be modified, in case of material discrepancies, in accordance with the fundamental rules of the Master Agreement.

Off-Balance Sheet Arrangements

     The non-consolidated LANXESS companies are not considered special-purpose vehicles and do not constitute other off-balance sheet transactions.

RESEARCH AND DEVELOPMENT

     The following table sets forth the total research and development expenditures incurred by the LANXESS Subgroup for the years ending December 31, 2002 and 2003 and for the six months ending June 30, 2003 and 2004.

	2002	2003	Change	1st half of	1st half of	Change
	( in €	(in €	from	2003	2004	from
	millions)	millions)	prior year	(in €	(in €	prior
			(%)	millions)	millions)	year
						period
						(%)
Research and development expenditures:
Amount (in € millions)	149	168	12.8	78	66	(15.4)
As a percentage of sales	2.2	2.7	—	2.4	2.0	—

     The largest share of expenditures for research and development of the Subgroup was incurred by the business units Fine Chemicals, Semi-Crystalline Products and Technical Rubber Products. In 2003, these business units accounted for 37.5 percent of the group’s total expenditures for research and development (2002: 27.5 percent).

DISCLOSURES ABOUT MARKET RISK

Risks And Risk Management

     The global nature of the LANXESS Subgroup’s business exposes its operations, financial results and cash flows to a range of risks, including the following:

•	Currency risks: The LANXESS Subgroup is exposed to exchange rate fluctuations between the euro and other major currencies. The majority of the currency fluctuation risk is between the euro and the U.S. dollar.

•	Interest rate risks: The LANXESS Subgroup is exposed to changes in interest rates. The primary interest rate exposure is to fluctuations in short-term and long-term European and U.S. interest rates.

•	Credit risks: The LANXESS Subgroup is subject to credit risks with respect to the counterparties in its transactions.

•	Raw material and energy price risks: The LANXESS Subgroup is subject to possible increases in raw material prices and energy prices.

     In the past, the LANXESS Subgroup placed only limited reliance upon hedging transactions to mitigate its exposure to market risks and only entered into such transactions in the context of its pooling arrangements with the Bayer Group. Where Share Deal Companies reported derivative financial instruments, these instruments were transferred. With respect to Asset Deal Companies, the relevant financial instruments remain with the Bayer Group. In the future, it will be the responsibility of the LANXESS Group’s Board of Management to replace the hedging arrangements that remain with the Bayer Group and to provide for ongoing hedging for business allocated to the LANXESS Group.

     The risks mentioned above could adversely affect the results of operations and financial condition of the LANXESS Subgroup and the future LANXESS Group. The description below focuses on the individual risks and on the LANXESS Subgroup’s risk management.

Currency risk

     Since the LANXESS Subgroup transacts business in many different currencies, it is exposed to a variety of risks associated with fluctuations in the relative values of these currencies. The currency in which the Subgroup has is exposed to the greatest exchange rate risk is the U.S. dollar. In general, any appreciation in the value of the euro relative to other currencies has an adverse effect on the reported sales and results of the LANXESS Subgroup. Depreciation in the value of the euro, by contrast, has a positive effect.

Transaction risk

     Currency risks (i.e., the potential depreciation in the value of a financial instrument as a result of changes in the exchange rate) arise especially when receivables or payables are denominated in a currency other than the company’s local currency. The risks from the operating activities are systematically recorded and analyzed. Decisions about the scope of hedging of such risks are taken regularly. Such hedging may also cover anticipated transactions. A material portion of the contractual and foreseeable currency risks is hedged by using derivative instruments. Changes in the fair value of these instruments are recognized in the income statement or, in the case of cash flow hedges, under “other changes in stockholders’ equity.” Since the LANXESS Subgroup enters into derivative transactions for a significant portion of its currency risks, the Subgroup believes that a significant increase or decrease in the exchange rate of the euro relative to other major currencies would not, in the short term, materially affect its future cash flow. Over time, however, to the extent the LANXESS Subgroup is unable to reflect exchange rate movements in, for example, the pricing of its products in local currency, they could adversely affect its cash flows.

     Total currency risk exposure on open and anticipated transactions of the LANXESS Subgroup, calculated on the basis of a rolling 12-month average, was approximately €800 million as of January 1, 2004. To this end, positive and negative positions in each currency were offset against one another without considering diversification effects. More than half of this amount is attributable to positions denominated in U.S. dollars or in currencies pegged to the U.S. dollar.

     Currency risks from financial transactions, including interest, are generally hedged at 100 percent. With respect to operating cash flows, the LANXESS Subgroup seeks to minimize currency risks by constantly adjusting its portfolio of derivative instruments. Cross-currency interest rate swaps and forward exchange contracts are the main hedging instruments used. In order to hedge operating cash flow, the LANXESS Subgroup also enters into option transactions. Investments in long-term securities and other loans are made primarily in the currency zone of the group company making the investment in order to minimize currency risk.

Translation risk

     Many of the companies within the LANXESS Subgroup are located outside the euro zone. Since the euro is the Subgroup’s financial reporting currency, the annual financial statements of these subsidiaries were translated into euro for inclusion in the Combined Financial Statements. Period-to-period changes in the average exchange rate for a particular country’s currency can significantly affect the translation into euro of both revenues and operating income denominated in that currency. Unlike the transaction risk, the translation risk exposure cannot affect the Subgroup’s local currency cash flows.

     Outside the euro zone, the LANXESS Subgroup holds significant assets, liabilities and operations denominated in local currencies, most notably the U.S. dollar, the Canadian dollar and the Japanese yen. Although the long-term currency risk inherent in these investments is regularly assessed and evaluated, the Subgroup generally only enters into foreign exchange transactions covering this type of risk when it is considering withdrawal from a specific venture and repatriation of the funds that the withdrawal generates. Nevertheless, the Subgroup recognizes in equity the effects of currency fluctuations on the translation of net asset amounts into euros.

Interest rate risk

     Interest rate risk, i.e., the possibility that the total return of a financial instrument will change due to movements in market interest rates, primarily affects financial assets and liabilities. Where the LANXESS Subgroup does not completely abstain from hedging against interest rate fluctuations due to favorable fixed interest rates, it primarily uses derivative financial instruments to hedge interest rate risk, including interest and interest currency swaps. The targeted net indebtedness of the future LANXESS Group is presented by means of centralized external borrowings.

     Interest expense computed for these purposes is based on the market interest rates for industrial bonds at the lower end of the investment grade range. These interest rates were computed by averaging the rates charged on a short-term instrument and on a five-year instrument. A risk premium was added to account for non-euro denominated financing. Based on this assumption, the Combined Financial Statements do not include any interest rate derivative instruments.

     Other loans primarily consist of loans to employees, most of which have been issued at market-oriented, fixed interest rates. Due to their fixed interest rates, these loans are generally subject to interest rate risk, which, because it is assumed for overriding reasons, is not hedged. More than three quarters of the employee loans have terms of over five years.

Credit risk

     Credit risk is the risk that counterparties cannot meet their obligations to the LANXESS Subgroup in transactions involving financial instruments. Since the LANXESS Subgroup does not conclude master-netting arrangements with its transaction partners, the total of the amounts recognized in assets represents its maximum exposure to credit risk.

Raw material and energy price risks

     The LANXESS Subgroup operates in markets in which economic cycles often affect raw material and product prices. Fluctuations in prices and availability of raw materials and commodities affect some of the Subgroup’s business units.

     Consequently, the LANXESS Subgroup is exposed to market price risks with regard to commodities used in its operating activities. The most important raw materials for the LANXESS Subgroup affected by price fluctuations are styrene, benzene, cyclohexane, butadiene, acrylonitrile, isobutylene, raffinate 1, aniline, ethylene and scrap iron. Prices for petrochemical raw materials are exposed to strong cyclical volatility, which arises, among other things, from crude oil prices.

     In order to ensure its supply of raw materials, the LANXESS Subgroup has entered into long-term supply contracts, buys additional quantities on the spot markets and concludes swap agreements to manage its supply and demand as needed. The LANXESS Subgroup can pass on to its customers through pricing formulas incorporated in its contracts a not immaterial portion of the price fluctuations that materialize from such market price risks. The LANXESS Subgroup typically uses the following measures to avoid and manage pricing risks in purchasing raw materials:

•	coverage of recurring requirements in part through long-term contracts to reduce the price volatility of purchases on spot markets;

•	incorporating pricing formulas linked to economic indices into its contracts instead of fixed prices; and

•	active inventory management, flexibility in the choice of supply sources and, wherever possible, alternative production plants to limit the risks of non-availability of raw materials.

     The LANXESS Subgroup estimates its exposed raw materials price risk, i.e., the portion of the purchase price, which cannot be passed on to customers under contractual provisions, at €820 million. Over 50 percent of this amount is represented by the risk associated with styrene, benzene and cyclohexane. In connection with the spin-off, the LANXESS Subgroup is developing a comprehensive strategy for minimizing these risks through financial measures, including the use of derivative financial instruments. In 2003, based on the Subgroup’s own market assessment, certain financial instruments were executed in order to factor in anticipated or actual price developments during the year.

     In view of the increasing volatility of prices in the energy markets and the ensuing consequences for LANXESS’s production costs, these factors have been incorporated in the Subgroup’s financial risk management. The physical supply contracts for the purchase of gas and steam for the major European sites are based on fuel oil and gasoline indices and, for sites in the U.S. and Canada, on different U.S. indices for natural gas. The energy price risk to which the LANXESS Subgroup is exposed is estimated at €130 million per year, approximately 50 percent of which relates to natural gas in North America and 50 percent to fuel oil and steam in Europe.

     The strategy for managing these risks with financial instruments is to achieve a cost average effect within a stipulated risk spectrum by building up strategic hedging positions over time. It is designed to significantly reduce volatility in results and to improve forecasting accuracy for budgeting purposes.

Derivative financial instruments

     Only derivative instruments used by existing legal entities that conducted solely LANXESS-related business were included in the Combined Financial Statements. In this context, fair values totalling €4 million were recognized on the balance sheet in 2003.

     The instruments used to hedge the risks mentioned above consist primarily of swaps and options traded on OTC markets with counterparties of high levels of creditworthiness. For accounting purposes, all hedging contracts are treated as instruments held for sale, and their fair value changes are recognized in the income statement.

Annex 3 e)       Significant Differences Between IFRS und U.S. GAAP

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

     The assets and liabilities to be transferred to the LANXESS Subgroup were recognized and valued in the Combined Financial Statements in accordance with the standards issued by the International Accounting Standards Board (“IASB”), London, in effect as of the closing date of the financial statements. The International Financial Reporting Standards (“IFRS”) as applied by the Subgroup differs in certain respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The application of U.S. GAAP would lead to different figures, including different net income and stockholders’ equity. Certain significant differences between IFRS and U.S. GAAP are described below.

Pension Provisions

     Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19 (Employee Benefits). For U.S. GAAP purposes, pension costs for defined benefit plans are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) 87 (Employers’ Accounting for Pensions). The main differences in accounting are:

•	The recognition of an asset limitation under IAS 19, which is not allowed under SFAS 87. Under IAS 19, the pension plan’s net assets are limited to the lower of:

-	the amount resulting from application of the asset limitation under IAS 19, or

-	the sum of all accumulated, unreported, netted actuarial losses and amounts to be set-off relating to past service costs and the present value of anticipated future economic benefits, which the company derives from the pension fund in the form of reimbursements from the plan or reductions in future contributions to the plan.

•	The recognition of an additional minimum pension liability under SFAS 87, which equals the amount, if any, by which the accumulated benefit obligation exceeds the fair value of plan assets. This is not required under IAS 19.

Asset Impairments

     While the triggering events that require an impairment test on long-lived assets are the same under IFRS and U.S. GAAP, differences exist regarding the method used to calculate the impairment. Under IAS 36 (Impairment of Assets), such impairment is calculated using an analysis of the future discounted estimated cash flows of the relevant assets. Under IFRS, an impairment determined under the impairment test that exceeds the depreciation through actual use, is recognized in the income statement. If it is not possible to allocate to the assets in question their own future cash flow, the impairment is calculated on the basis of the cash flow generated by the relevant cash-generating unit. If the reasons for the impairment loss cease to apply, it will be reversed.

     Under U.S. GAAP, a two-step model is used to determine when an impairment must be recognized in accordance with SFAS 144 (Accounting for the Impairment or Disposal of Long-lived Assets):

•	The first step consists of a comparison of an asset’s carrying value to the sum of its undiscounted cash flows. Only if the sum of the undiscounted cash flows is less than the asset’s carrying value, will an impairment be recognized.

•	In that case, the second step is to determine the impairment amount as the difference between the asset’s carrying value and its fair value.

Goodwill Impairment

     IAS 22, which will be superseded by IFRS 3 as of January 1, 2005 (see below), provides that goodwill will be amortized over its estimated useful life. In addition, the carrying amount of goodwill must be regularly assessed, and if necessary, the respective impairment charges must be made. Pursuant to IAS 36, these impairments are calculated by analyzing the future discounted estimated cash flows arising from the use of the asset to which the goodwill is related.

     SFAS 142 provides that goodwill will no longer be amortized over its estimated useful life. Instead, a company must compare fair value with carrying value for each of the lowest reporting units at least once a year. Any impairment will be allocated to the unit containing the relevant goodwill. In addition, goodwill must be tested for impairment whenever events or changes in the economic environment indicate that goodwill might be impaired.

     Under U.S. GAAP, the testing of goodwill for impairment involves two steps:

•	The company first compares each reporting unit’s fair value with its carrying value, in both cases including goodwill. If a reporting unit’s carrying value exceeds its fair value, goodwill may be impaired and the second step is required.

•	The second step is to compare the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. The implied fair value is calculated by allocating the reporting unit’s fair value to all of its assets and liabilities in a manner similar to a purchase price allocation in a business combination in accordance with SFAS 141. The remaining unallocated purchase price represents the implied fair value of the reporting unit’s goodwill. If the implied fair value of the goodwill is less than its carrying value, the difference is recorded as an impairment.

     In accordance with IFRS 3, starting January 1, 2005, the LANXESS Subgroup or the LANXESS Group, as the case may be, will no longer amortize the goodwill balance but instead will annually test the goodwill that had been recorded on its balance sheet prior to March 31, 2004 for potential impairment. For business combinations agreed on or after March 31, 2004, IFRS 3 must already be applied, even if the business combination is consummated before January 1, 2005. Once IFRS 3 has been fully adopted, goodwill will no longer be amortized, but annual impairment tests will be undertaken under both IFRS and U.S. GAAP.

Other Employee Benefits (Early Retirement Program)

     The LANXESS Subgroup offers its employees an early retirement program. The program provides employees with the opportunity to work full time for a period of up to two and a half years prior to retirement and receive fifty percent of their base salaries for up to five years, plus additional bonus payments during each of those five years. In accordance with IFRS, the LANXESS Subgroup accrues and expenses a portion of the related early retirement benefit obligations for certain qualified employees, who already participate or are expected to participate in this program in future periods. Under U.S. GAAP, such early retirement benefits are accrued over the employees’ remaining service lives of up to two and a half years.

Changes In Existing Accounting Standards In 2005

     In September 2002, the IASB and the FASB agreed to add a short-term convergence project to their agendas. The objective of the project was to remove some of the differences described above between IFRS and U.S. GAAP. This project in turn resulted in the development by the IASB of its so-called “Improvements Project,” which addresses concerns, questions and criticism raised by securities regulators and other interested parties. As a result, 15 modified standards were published in December 2003, effective for financial statements covering periods beginning on or after January 1, 2005, which will further reduce the differences between IFRS and U.S. GAAP. It is currently anticipated that the enactment of these standards will have no material effect on the financial condition and results of operations of the LANXESS Subgroup or the LANXESS Group, as the case may be, in 2005 or on the comparability of the 2004 and 2005 consolidated financial statements.

     As a result of the project, in December 2003 the IASB published revised versions of the following standards, which supersede the previously published versions: IAS 1 (Presentation of Financial Statements), IAS 2 (Inventories), IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IAS 10 (Events after the Balance Sheet Date), IAS 16 (Property, Plant and Equipment), IAS 17 (Leases), IAS 21 (The Effects of Changes in Foreign Exchange Rates), IAS 24 (Related Party Disclosures), IAS 27 (Consolidated and Separate Financial Statements), IAS 28 (Investments in Associates), IAS 31 (Interests in Joint Ventures), IAS 33 (Earnings per Share) and IAS 40 (Investment Property). The revised standards are effective for financial statements covering periods beginning on or after January 1, 2005.

     For an explanation on the anticipated effects of the most recent IFRS accounting standards, see the section entitled “Effects of the New Accounting Standards” set forth in Annex 3b) to the Joint Spin-Off Report.

Annex 3 f)       Tax Effects of the Spin-Off on U.S. Stockholders

TAX EFFECTS OF THE SPIN-OFF ON U.S. STOCKHOLDERS

     The following is a summary of certain U.S. federal income tax effects on U.S. Holders of shares of Bayer AG stock who receive shares of LANXESS AG stock pursuant to the spin-off, as described in Chapters II.4. and III.2. of the Spin-Off Report (the “Spin-Off”). This summary is based upon existing U.S. federal income tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of the Spin-Off Report, all of which are subject to change, possibly with retroactive effect. For purposes of this summary, a “U.S. Holder” is a beneficial owner of less than 10 percent of the shares of Bayer AG stock that is (i) an individual citizen or resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, or (iii) a partnership, trust or estate treated, for U.S. federal income tax purposes, as a domestic partnership, trust or estate. This summary assumes that U.S. Holders hold shares of Bayer AG stock as a capital asset as of the time the Spin-Off becomes effective. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances, such as U.S. Holders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or U.S. Holders who are subject to special treatment under the U.S. federal income tax laws (for example, financial institutions, insurance companies, tax-exempt institutions and broker-dealers). This summary also does not address any aspects of state, local or non-U.S. tax law.

     The discussion of U.S. federal income tax considerations set forth below is for general information only and does not purport to be a complete analysis of or listing of all potential tax effects that may apply to each U.S. Holder. Each U.S. Holder is strongly urged to consult his or her tax advisor as to the tax consequences of the Spin-Off, including the particular facts and circumstances that may be unique to such U.S. Holder, and as to any estate, gift, state, local or non-U.S. tax consequences of the Spin-Off.

     The treatment of the distribution of shares of LANXESS AG stock pursuant to the Spin-Off (the “Distribution”) for U.S. federal income tax purposes is subject to significant uncertainty. Bayer AG can provide no assurances that the U.S. Holders will receive tax-free treatment under Section 355 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) upon the receipt of LANXESS AG stock, and its U.S. tax counsel, Ivins, Phillips & Barker, was not able to provide Bayer AG with an opinion that such tax-free treatment is “more likely than not” proper.

     If the Distribution does not qualify for tax-free treatment, the following summarizes the U.S. federal income tax consequences to a U.S. Holder of the receipt of shares of LANXESS AG stock by such U.S. Holder pursuant to the Distribution:

(a)	Such a U.S. Holder would generally be treated as having received a taxable distribution in an amount equal to the fair market value of the shares of LANXESS AG stock received in the Distribution, including any fractional interest of a share of LANXESS AG stock for which cash is received. Such a distribution would be taxed as ordinary dividend income to the extent of such U.S. Holder’s proportionate share of Bayer AG’s earnings and profits (if any), and would otherwise be (i) a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in his or her shares of Bayer AG stock and (ii) capital gain to the extent such portion exceeds the U.S. Holder’s adjusted tax basis in his or her shares of Bayer AG stock.

(b)	Each U.S. Holder who receives shares of LANXESS AG stock pursuant to the Distribution will have a tax basis in such shares equal to the fair market value of such shares on the date of the Distribution.

(c)	The holding period for such shares of LANXESS AG will commence on the day after the date of the distribution.

     If the Distribution does qualify for tax-free treatment, the following summarizes the U.S. federal income tax consequences to a U.S. Holder of the receipt of shares of LANXESS AG stock by such U.S. Holder pursuant to the Distribution:

(a)	Such a U.S. Holder will not recognize any income, gain or loss as a result of his or her receipt of shares of LANXESS AG stock in the Distribution, except with respect to any cash received in lieu of a fractional share of LANXESS AG stock.

(b)	Such a U.S. Holder’s tax basis for the shares of LANXESS AG stock and shares of Bayer AG stock immediately after the Distribution, including any fractional interest of a share of LANXESS AG stock for which cash is received, will equal the U.S. Holder’s tax basis in his or her shares of Bayer AG stock immediately before the Distribution, allocated in proportion to the relative fair market values of shares of Bayer AG stock and shares of LANXESS AG stock, including any fractional interest of a share of LANXESS AG stock for which cash is received, at the time of the Distribution.

(c)	The holding period of shares of LANXESS AG stock received by such a U.S. Holder in the Distribution, including any fractional interest of shares of LANXESS AG stock for which cash is received, will include the period during which the U.S. Holder held his or her shares of Bayer AG stock.

(d)	Such a U.S. Holder who receives cash in lieu of a fractional interest of a share of LANXESS AG stock will be treated as having received such cash in exchange for such fractional interest and generally should recognize capital gain or loss on such deemed exchange in an amount equal to the difference between the amount of cash received and the U.S. Holder’s adjusted tax basis in such fractional share.

     In order to qualify for the treatment described above, each U.S. Holder who realizes gain or income on account of the Distribution must comply with the notice requirements presently set forth in the Temporary Regulations under Section 367(b) of the Code.

     If a U.S. Holder elects to direct the American Depository Receipt depositary to sell any of his or her shares of LANXESS AG stock received in the Distribution, such sale should be treated as a transaction separate from the Distribution, regardless of whether the Distribution qualifies for tax-free treatment. Such a U.S. Holder will recognize capital gain (or loss) to the extent that the sale proceeds exceed (or are exceeded by) the tax basis of such shares of LANXESS AG stock being sold (with such tax basis determined as described above).

     While Bayer AG cannot conclude that such tax-free treatment is “more likely than not” proper, a reasonable basis may exist for the position that the Distribution will qualify as a transaction described in Section 355 of the Code. The conclusions stated herein are not binding on the U.S. Internal Revenue Service or the courts. Moreover, the treatment of the Distribution for U.S. federal income tax purposes is subject to significant uncertainty.

     For U.S. federal income tax purposes, a reasonable basis is a relatively high standard of tax reporting that is based on one or more authorities set forth in Treas. Reg. Section 1.6662-4(d)(3)(iii) (i.e., applicable Code provisions, proposed, temporary and final regulations construing such statutes, revenue rulings, revenue procedures and court cases). A reasonable basis standard, though, is a lower standard than “more likely than not.”

     In order to avoid the possibility of the accuracy-related penalty in Section 6662 of the Code being imposed, U.S. Holders who prepare their U.S. federal income tax returns in accordance with the tax treatment described above should adequately disclose such tax treatment by filing a properly completed U.S. Internal Revenue Service Form 8275, “Disclosure Statement,” with their tax returns.

Annex 4:	Joint Letter of Deutsche Bank Aktiengesellschaft and Morgan Stanley & Co. International Limited dated September 15, 2004 (see E.)

D.

Future Articles of Association of LANXESS Aktiengesellschaft

(at the same time Appendix 22.1 of the Spin-Off and Acquisition Agreement)

This document is a non-binding convenience translation of the German-language original. In case of any discrepancy between the English and German versions, the German-language original shall prevail.

Articles of Association of LANXESS Aktiengesellschaft

Article I
General Terms

§ 1
Name and Registered Office

(1)	The name of the Company is LANXESS Aktiengesellschaft.

(2)	Its registered office is in Leverkusen.

§ 2
Purpose of the Company

(1)	The purpose of the Company is manufacturing, distribution, other industrial activities and the provision of services in the chemical and polymer fields.

(2)	The Company is authorised to engage in all business which is related to or which directly or indirectly serves its purpose.

(3)	The Company may establish, acquire and take participating interests in other companies, in particular those whose purposes fully or partially cover the areas set out in subparagraph (1). It may bring companies in which it holds a participating interest under its uniform control or confine itself to the administration thereof. It may transfer its operations in full or in part to newly established or existing affiliated companies.

§ 3
Fiscal Year, Notices, Place of Jurisdiction

(1)	The fiscal year shall be the calendar year.

(2)	Notices of the Company shall be published in the electronic Gazette of the Federal Republic of Germany (elektronischer Bundesanzeiger).

(3)	The place of jurisdiction for all disputes between the Company and its stockholders shall be the location of the Company’s registered office. Foreign courts shall have no jurisdiction with respect to such disputes.

Article II
Capital Stock and Shares

§ 4
Capital Stock

(1)	The capital stock amounts to 73,034,192.00 euros and is divided into 73,034,192 bearer shares (no-par shares).

(2)	Up to August 30, 2009, the Board of Management is authorized, with the approval of the Supervisory Board, to increase the capital stock in total by up to 36,517,096 euros, by one or several issuances of new no-par shares for contributions in cash or in kind. Stockholders shall be granted a subscription right subject to the following limitations: the Board of Management is authorized, with the approval of the Supervisory Board, to exclude any residual amounts from the stockholders’ subscription right and to preclude the stockholders’ subscription right to the extent necessary in order to grant to holders of warrants and convertible bonds issued by the Company or its subsidiaries the right to subscribe for new shares to the extent to which they would be entitled upon the exercise of their option or conversion rights. The Board of Management is further authorized, with the approval of the Supervisory Board, to preclude the stockholders’ subscription right if the capital increase is for contribution in kind for the purpose of acquiring companies, company assets or participating interests in companies. Moreover, the Board of Management is authorized, with the approval of the Supervisory Board, to preclude the stockholders’ subscription right to the extent necessary in order to allow those holders of convertible bonds the right to subscribe for new shares, to the extent to which they are entitled upon the exercise of their conversion rights or upon performance of the Company’s conversion obligation arising out of the issuance of convertible bonds in the nominal amount of 200,000,000 euros as authorized by a resolution of the Stockholders’ Meeting on September 15, 2004. The Board of Management is further authorized, with the approval of the Supervisory Board, to preclude the stockholders’ subscription right where the capital increase is for contribution in cash for an amount up to 10% of the available capital stock at the time may be set otherwise than as the resolution is passed regarding the first utilization of the authorized capital, provided that the issue price of the new shares is not substantially less than the stock market price of the shares of the Company already listed at the time of the final determination of the issue price, which shall be as close as possible in time to the placement. The Board of Management is further authorized, with the approval of the Supervisory Board, to determine the further details of the capital increase and its implementation.

(3)	In the event of a capital increase, the profit participation of the new shares may be set otherwise than as specified in § 60 of the German Stock Corporation Act (Aktiengesetz).

§ 5
Shares

(1)	Stockholders shall not be entitled to share certificates.

(2)	The Board of Management shall have the right to decide on the issuance of share certificates and any related details.

Article III
Constitution

A. The Board of Management

§ 6
Composition, Rules of Procedure

(1)	The Board of Management shall consist of at least two members. Over and above this, the number of members of the Board of Management shall otherwise be determined by the Supervisory Board. The Supervisory Board may appoint one member of the Board of Management to be Chairman of the Board of Management and one member of the Board of Management to be Vice Chairman of the Board of Management. Alternate members of the Board of Management may be appointed.

(2)	The Board of Management may, by unanimous resolution, decide on its own Rules of Procedure if these have not been issued for the Board of Management by the Supervisory Board.

§ 7
Power of Representation

The Company shall be legally represented by two members of the Board of Management or by one member of the Board of Management jointly with one holder of a general commercial power of attorney (Prokurist).

B. Supervisory Board

§ 8
Composition, Election, Term of Office

(1)	The Supervisory Board shall consist of 16 members. Eight members shall be elected by the Stockholders’ Meeting in accordance with the provisions of the German Stock Corporation Act (Aktiengesetz) and eight members shall be elected in accordance with the provisions of the German Co-Determination Act (Mitbestimmungsgesetz) dated May 4, 1976.

(2)	The members of the Supervisory Board shall be elected for a term ending with the end of the Stockholders’ Meeting which resolves on the ratification of actions of the Supervisory Board in the fourth fiscal year after commencement of their terms of office. The fiscal year in which the terms of office begin shall not be counted. The Stockholders’ Meeting may at the time of appointment provide for a shorter term of office.

(3)	The Stockholders’ Meeting may, at the same time as it elects the members of the Supervisory Board, elect one or more substitute members. The substitute members shall replace members who have ceased to be members of the Supervisory Board for the remainder of their terms of office. The election of substitute members for the employee representatives on the Supervisory Board shall take place in accordance with the provisions of the German Co-Determination Act (Mitbestimmungsgesetz).

(4)	Should a member of the Supervisory Board elected by the Stockholders’ Meeting retire from the Supervisory Board before the end of his term of office and should no elected substitute member be available, an election shall be held to appoint a successor prematurely for the remainder of the term of office of the member who has prematurely retired from the Supervisory Board, unless the successor is specifically elected for a shorter term.

(5)	Members of the Supervisory Board may resign at any time by giving two weeks’ written notice to the Chairman of the Supervisory Board or the Board of Management. The dismissal of a member of the Supervisory Board elected by the stockholders shall require a majority of at least three-quarters of the votes cast.

§ 9
Chairman and Vice Chairman

(1)	The Supervisory Board shall elect a Chairman and a Vice Chairman from among its members. The election shall take place in accordance with the provisions of the German Co-Determination Act (Mitbestimmungsgesetz).

(2)	Unless a shorter term of office is determined at the time of their election, the Chairman and Vice Chairman of the Supervisory Board shall be elected as Chairman and Vice Chairman for the duration of their membership on the Supervisory Board. The election shall take place at a meeting which, without having to be separately convened, shall be held immediately following the Stockholders’ Meeting at which elections to the Supervisory Board are held.

(3)	If the Chairman or Vice Chairman of the Supervisory Board ceases to be a member before the end of his term of office, the Supervisory Board shall elect a successor at its next meeting. If the Chairman of the Supervisory Board prematurely ceases to be a member, Supervisory Board meetings shall be convened by the Vice Chairman.

(4)	The Vice Chairman shall only assume the rights and obligations of the Chairman if the Chairman is unable to attend and those rights and obligations are expressly assigned to the Vice Chairman by law or under these Articles of Association.

§ 10
Convocation of Meetings and Passing of Resolutions

(1)	The Chairman of the Supervisory Board shall convene and chair meetings of the Supervisory Board. The Supervisory Board shall meet twice per calendar half-year. Additional meetings shall be held if required by law or if advisable for business reasons.

(2)	Members of the Board of Management may attend meetings of the Supervisory Board unless the Chairman of the Supervisory Board determines otherwise for any particular reason.

(3)	The Supervisory Board shall be deemed to have a quorum if at least half of the members comprising the Supervisory Board participate in passing the resolution. A member also participates in passing the resolution if he abstains from voting. Members participating by way of video conference shall be deemed present. Absent members of the Supervisory Board may participate in the passing of a resolution by having other members of the Supervisory Board present a written vote on their behalf. A vote communicated in text form (§ 126b of the German Civil Code (Bürgerliches Gesetzbuch)) shall be deemed to be a written vote.

(4)	The Chairman may adjourn the passing of a resolution on a specific item or all items on the agenda for a maximum of four weeks, if there is not an equal number of members elected by the stockholders and members elected by the employees to participate in passing the resolution, or if there is another significant reason for an adjournment. The Chairman may not order a further adjournment.

(5)	At the instigation of the Chairman, the Supervisory Board may also, outside of a meeting, pass a resolution verbally, by telephone, in writing or in text form (§ 126b of the German Civil Code (Bürgerliches Gesetzbuch)). There is no right to object to the manner, determined by the Chairman, in which a resolution is passed. Such resolutions shall be confirmed in writing by the Chairman and included in the minutes of the next meeting.

(6)	Resolutions of the Supervisory Board shall be passed by a majority of the votes cast, except where otherwise provided by law. In case of a deadlock, the Chairman shall have a casting vote, if the deadlock persists after a second vote on the same issue. In accordance with sentences 4 and 5 of subparagraph (3), the casting vote may also be given in writing or in text form (§ 126b of the German Civil Code (Bürgerliches Gesetzbuch)).

(7)	Minutes of the deliberations and resolutions of the Supervisory Board shall be recorded and filed. The Chairman shall sign the minutes.

(8)	Declarations by the Supervisory Board and its committees shall be made by the Chairman on behalf of the Supervisory Board. The Chairman, but no other member, is authorised to accept declarations on behalf of the Supervisory Board.

(9)	The Supervisory Board may resolve on those amendments to these Articles of Association relating solely to the form of these Articles of Association.

§ 11
Rules of Procedure and Committees

(1)	The Supervisory Board shall decide on its own Rules of Procedure.

(2)	In addition to the committee pursuant to § 27(3) of the German Co-Determination Act (Mitbestimmungsgesetz,) the Supervisory Board may establish other committees and appoint members of the Supervisory Board to such committees. The decision-making authority of the Supervisory Board may be assigned to the committees as permitted by law.

(3)	The provisions set out in §10 shall apply similarly to the committees. The committee may elect one of its members to be Chairman if one has not been appointed by the Supervisory Board. Unless the committee is formed pursuant to § 27(3) of the German Co-Determination Act (Mitbestimmungsgesetz), in the event of a deadlock on the committee, the Chairman of the committee shall have a casting vote, if the deadlock persists after a second vote on the same issue. The Supervisory Board may further regulate the activities of the committees in its Rules of Procedure.

§ 12
Remuneration of the Supervisory Board

(1)	Each member of the Supervisory Board shall receive, in addition to reimbursements for his expenses, a fixed annual remuneration in the amount of 30,000 euros.

(2)	The Chairman shall receive three times, and the Vice Chairman one-and-a-half times, the amount of remuneration set out in subparagraph (1). Members of the Supervisory Board who are members of a committee shall, for each committee membership, receive an additional one-quarter of the amount of remuneration set out in subparagraph (1). Members of the Supervisory Board who chair a committee shall, for each chairmanship, receive a further additional one-quarter of the basic remuneration set out in subparagraph (1). A member of the Supervisory Board shall in total not receive more than three times the remuneration set out in subparagraph (1).

(3)	Members of the Supervisory Board who are members of the Supervisory Board or a committee or who have chaired a committee for only part of a fiscal year shall be remunerated on a time pro-rated basis.

(4)	The Company shall reimburse the members of the Supervisory Board for expenses incurred in discharging their duties, including any turnover tax (VAT) payable on their remuneration and on the reimbursement of expenses.

(5)	The Company may purchase liability insurance for the benefit of the members of the Supervisory Board to cover any legal liability arising from their work as members of the Supervisory Board.

C. The Stockholders’ Meeting

§ 13
Venue of the Stockholders’ Meeting

The Stockholders’ Meeting shall take place at the Company’s registered office or in a German city with more than 100,000 inhabitants.

§ 14
Notice of the Stockholders’ Meeting

Insofar as no other person is authorized by law to do this, the Stockholders’ Meeting shall be convened by the Board of Management. The notice shall be published in the electronic Gazette of the Federal Republic of Germany (elektronischer Bundesanzeiger) at least one month prior to the day by the end of which shares must be deposited pursuant to §15. In calculating this deadline, the day of the notice and the last day by which shares must be deposited shall not be counted.

§ 15
Right to Attend, Deposit of Shares

(1)	Only those stockholders who, during business hours, deposit their shares with the Company, a German notary public, a collective security deposit bank or with another depositary specified in the Notice of the Stockholders’ Meeting, and leave them there until the end of the Stockholders’ Meeting, shall be entitled to attend and vote at the Stockholders’ Meeting. Deposit with one of the aforementioned depositaries shall be deemed effective if the shares are with the consent of such depositary, held in custody by a credit institution frozen until the end of the Stockholders’ Meeting.

(2)	Shares must be deposited seven days prior to the Stockholders’ Meeting at the latest. If the last day of the deposit deadline falls on a Saturday, Sunday or statutory holiday at the location of the Company’s registered office, the deposit shall be made on the next working day immediately thereafter at the latest.

(3)	If the shares have been deposited with a German notary public or a collective security deposit bank, the document certifying such deposit shall be delivered to the Company on the next working day after expiry of the deposit deadline at the latest (subparagraph (2)).

(4)	Proxies for exercising voting rights shall be in writing unless otherwise provided by law. The Notice of the Stockholders’ Meeting may however allow for proxies to be given in text form (§ 126b of the German Civil Code (Bürgerliches Gesetzbuch)) and determine the method for granting proxies in detail.

§ 16
Conduct of the Stockholders’ Meeting

(1)	The Stockholders’ Meeting shall be chaired by the Chairman of the Supervisory Board or, if he is prevented from attending, by another member of the Supervisory Board representing the stockholders, to be designated by the Chairman. In the event that neither the Chairman nor a member of the Supervisory Board designated by him is to chair the Meeting, the stockholder representatives in attendance shall, by simple majority of the votes cast, elect a person to chair the Meeting.

(2)	The person chairing the Meeting shall preside over the discussions and determine the order of the agenda items and the speakers, as well as the manner and form of voting. The result of a vote may also be ascertained by deducting the number of yes- or no-votes and the abstentions from the total number of votes held by those entitled to vote.

(3)	The Stockholders’ Meeting may be transmitted or recorded visually and audibly, either in whole or in part. Details of visual and audio transmission or recording shall be published together with the Notice convening the Stockholders’ Meeting in the Company’s publications.

§ 17
Resolutions

(1)	Each share carries the right to one vote at the Stockholders’ Meeting.

(2)	Unless otherwise provided by the Articles of Association or required by law, resolutions of the Stockholders’ Meeting shall be passed by simple majority of the votes cast and, where a capital majority is also required, with a simple majority of the capital stock represented when the vote is taken.

Article IV
Annual Financial Statements and Distribution of Profits

§ 18
Annual Financial Statements

(1)	The Board of Management shall prepare the annual financial statements, management report, consolidated financial statements and consolidated management report for the preceding fiscal year within the statutory deadlines and submit them immediately after their preparation to the Supervisory Board and to the auditors. At the same time, the Board of Management shall submit to the Supervisory Board a proposal for distribution of the balance sheet profit.

(2)	The annual financial statements and consolidated financial statements shall be prepared in accordance with statutory provisions and accepted accounting principles.

(3)	When approving the annual financial statements, the Board of Management and the Supervisory Board shall be authorized to allocate the net income remaining after deduction of the amounts to be allocated to the statutory reserve, plus any loss carry-forward, in whole or in part, to other retained earnings. Allocation of an amount greater than one-half of the net income for the year shall not be permissible if as a result of such allocation the other retained earnings would exceed one-half of the capital stock.

§ 19
Distribution of Balance Sheet Profit

(1)	The Stockholders’ Meeting shall resolve annually, during the first eight months of the fiscal year, on the ratification of actions taken by the members of the Board of Management and the

Supervisory Board, on the distribution of the balance sheet profit and on the appointment of auditors (Annual Stockholders’ Meeting).

(2)	The balance sheet profit shall be distributed equally among the stockholders, unless the Stockholders’ Meeting resolves to use it in some other manner.

(3)	The Stockholders’ Meeting may resolve to distribute the entire or part of the balance sheet profit to the stockholders by way of distribution in kind.

E.
Information on the Convertible Bonds

This document is a non-binding convenience translation of the German-language original. In case of any discrepancy between the English and the German versions, the German-language original shall prevail.

TERMS AND CONDITIONS

§ 1
(General Provisions)

     (1) Nominal Amount and Denomination. This issue by LANXESS Aktiengesellschaft (the “Issuer”), a stock corporation incorporated under the laws of the Federal Republic of Germany, of 6% Mandatory Convertible Bonds in the aggregate nominal amount of

€ 200,000,000
(in words: euro two hundred million)

is divided into bonds in bearer form with a nominal amount of € 100,000 (the “Principal Amount”) each, which rank pari passu among themselves (the “Bonds”).

     (2) Form. The Bonds are represented by a global bond in bearer form without interest coupons issued on September 15, 2004 (the “Global Bond”). The Global Bond is manually signed by two authorized representatives of the Issuer. Definitive certificates representing individual Bonds and interest coupons shall not be issued.

§ 2
(Subordination of Payment Claims, Status of the Bonds; Condition
Subsequent of Subordination; Negative Pledge of Issuer)

     (1) Subordination of Payment Claims, Status of the Bonds. The claims of the holders of the Bonds (“Bondholders”) for payment of principal and interest and any other amounts arising under the Bonds shall be subordinated to the claims of all other creditors of the Issuer which are senior and not subordinated. Such subordination shall mean that in any event of liquidation, bankruptcy or other proceedings to avoid bankruptcy any payment which might become due under the Bonds shall be made only after all claims against the Issuer which are senior and not subordinated have been satisfied. Any right to set-off claims arising from the Bonds against claims of the Issuer shall be excluded. The Bonds are unsecured obligations of the Issuer ranking pari passu among themselves and at least pari passu with all other present and future unsecured and subordinated obligations of the Issuer, save for such obligations as may be preferred by applicable law.

     (2) Condition Subsequent of Subordination. The subordination specified in § 2(1) shall be subject to the condition subsequent (auflösende Bedingung) of the exercise of the Conversion Right (§ 5) and terminate with effect as of the Issue Date (§ 3(1)) on the day immediately prior to the Final Conversion Date (§ 5(1)) or the Conversion Date (§ 6(4)) at 24 hours. The Mandatory Conversion (§ 5) or the exercise of the Conversion Right (§ 6(1)) shall not be affected by the subordination.

     (3) Negative Pledge. So long as any Bonds shall remain outstanding, but only up to the time at which all amounts payable to the Bondholders under the Bonds in accordance with these Terms and Conditions have been paid to the Bondholders and all obligations pursuant to § 9 have been fulfilled, the Issuer undertakes not to secure any subordinated Capital Market Indebtedness, including any guarantees or other indemnities assumed in respect thereof, upon any of its assets without at the same time providing that the Bondholders share equally and ratably in such security. Any security which is to be provided pursuant to sentence 1 may also be provided to a person acting as trustee for the Bondholders.

     (4) Capital Market Indebtedness. For the purpose of these Terms and Conditions “Capital Market Indebtedness” means any obligation to repay money that is borrowed through the issuance of bonds, notes or other debt securities which are capable of being listed or traded on a stock exchange or other recognized securities market; except as expressly provided above, it does not include any off-balance sheet assets and obligations.

§ 3
(Interest)

     (1) Interest Rate. The Bonds shall bear interest on their Principal Amount at the rate of 6% per annum from and including September 15, 2004 (the “Issue Date”.) Subject to an exercise of the Interest Deferral Right (as defined below); interest shall be payable on December 15, March 15, June 15 and on September 15 of each year (each a “Coupon Date”), commencing on December 15, 2004 and will amount to € 1,500 per Bond. In the event of the Mandatory Conversion (§ 5), interest shall cease to accrue as of the beginning of the Final Conversion Date (§ 5(1)); interest in respect of the immediately preceeding interest period and any interest in respect of any other preceeding interest periods not yet paid due to the exercise of the Interest Deferral Right (as defined below) shall be paid on the Final Conversion Date. In the event of a Voluntary Conversion (§ 6(1)) in respect of any Bond, interest shall cease to accrue on that Bond as of the end of the day immediately preceding the last Coupon Date prior to the Conversion Date (§ 8(3)) or, if there was no Coupon Date, the Issue Date; interest in respect of the immediately preceding interest period and any interest in respect of any other preceding interest periods not yet paid due to the exercise of the Interest Deferral Right (as defined below) shall be paid on the Conversion Date (§ 8(3)). In the event of an early redemption pursuant to § 11, interest shall cease to accrue as of the end of the day immediately preceding the date on which the Bonds become due for redemption.

     (2) Interest Deferral Right . The Issuer may defer any interest to be paid on any Coupon Date until September 15, 2007 (the “Interest Deferral Right”) if since the immediately preceeding Coupon Date

     (a) the management board and/or the supervisory board of the Issuer has not proposed for resolution to its shareholders’ meeting any partial or complete distribution of the Issuer’s net income of the year to its shareholders or its shareholders’ meeting has not passed a resolution on any partial or complete distribution of the Issuer’s net income of the year and neither the management board nor the supervisory board of the Issuer has resolved a resolution on any partial pre-payment on the Issuer’s net income of the year to its shareholders;

     (b) the Issuer has not bought back or called in any of its Shares except for any share buy-back in connection with a management or employee participation program in the normal course of the Issuer’s business; and

     (c) the Issuer has not paid back or paid any interest on any convertible issued or guaranteed by the Issuer and issued after the Bonds which are the subject of this Terms and Conditions.

     The Interest Deferral Right may only be exercised by an notice in accordance with § 13 becoming effective not later than 15 Business Days prior to the respective Coupon Date (the “Interest Deferral Right Notice”). The Issuer has to include in the Interest Deferral Right Notice the day on which any interest deferred shall be paid such day not being later than September 15, 2007. Irrespective of any day named in the Interest Deferral Right Notice any interest deferred shall be due and payable on the earliest day of (i) the first Coupon Date after which any of the events described in sentence 1(a) to (c) has occurred or (ii) the Conversation Date (§ 8(3)) or (iii) the day on which any of the termination rights according to § 11(1) has occurred.

     (3) Calculation of Interest for Parts of Interest Periods. If interest is to be calculated for a period of less than one year, it shall be calculated on the basis of the Day Count Fraction (as defined below).

     (4) Day Count Fraction. “Day Count Fraction” with respect to interest to be paid for any period (the “Interest Calculation Period”) means the actual number of days elapsed divided by (1) the number of days in the Reference Period in which the Interest Calculation Period falls multiplied by (2) the number of Reference Periods which fall in one year or which would fall in one year if interest would have to be paid for the whole year. “Reference Period” means the period from the Issue Date (including) until the first Coupon Date (excluding) or from any Coupon Date (including) until the next Coupon Date (excluding).

§ 4
(Currency; Payments)

     (1) Currency. All payments in respect of the Bonds including amounts payable pursuant to § 9(2), § 10(2), § 10(3) and § 14(4) shall be made in euro.

     (2) Payments of Principal and Interest/Other Payments. Payments of principal (if any) of, and interest on, the Bonds and all other payments in respect of the Bonds shall be made on the respective Payment Date (§ 4(4) to the account of the Bondholder specified to the Issuer by the Bondholder.

     (3) Business Days. If any due date for payments in respect of any Bond is not a Business Day, such payment will not be made until the next following Business Day, and no interest shall be paid in respect of the delay in such payment. A “Business Day” shall be any day (with the exception of Saturdays and Sundays) on which commercial banks in Frankfurt am Main are open for general business and settle payments in euro.

     (4) Payment Date/Due Date. For the purposes of these Terms and Conditions, “Payment Date” means the day on which the payment is actually to be made, where applicable as adjusted in accordance with § 5(3), and “Due Date” means the payment date provided for herein, without taking account of any such adjustment.

§ 5
(Mandatory Conversion)

     (1) Conversion Ratio. Unless previously converted pursuant to § 6, each Bond outstanding on September 15, 2007 (the “Final Conversion Date”) shall be mandatorily converted (the “Mandatory Conversion” ) into ordinary bearer shares in the Issuer with a notional par value of € 1.00 each (the “Shares”) at the following conversion ratio (the relevant conversion ratio according to (a), (b) or (c) below, as applicable to the Mandatory Conversion, being herein referred to as the “Mandatory Conversion Ratio”):

     (a) If the Reference Share Price (as defined below) is less than or equal to the Initial Share Price (as defined below and subject to adjustments pursuant to § 10), the conversion ratio shall be equal to the number of Shares which shall be calculated by dividing the Principal Amount by the Initial Share Price (to avoid duplication without taking into account any adjustments pursuant to § 10)) (the “Maximum Conversion Ratio”).

     (b) If the Reference Share Price (as defined below) is equal to or greater than the Conversion Price (as defined below and subject to adjustments pursuant to § 10), the conversion ratio shall be equal to the number of Shares which shall be calculated by dividing the Principal Amount by the Conversion Price (to avoid duplication without taking into account any adjustments pursuant to § 10)) (the “Minimum Conversion Ratio”).

     (c) If the Reference Share Price (as defined below) is neither less than or equal to the Initial Share Price (as defined below and subject to adjustments pursuant to § 10) nor equal to or greater than the Conversion Price (as defined below and subject to adjustments pursuant to § 10), the conversion ratio shall be equal to the number of Shares which shall be calculated by dividing the Principal Amount by the Reference Share Price (as defined below) (the “Medium Conversion Ratio”).

     (d) The number of Shares determined in accordance with (a), (b) and (c) above shall be rounded downwards to three decimal points before any aggregation of fractions of Shares pursuant to subsection (6).

     (e) The Maximum Conversion Ratio, the Medium Conversion Ratio and the Minimum Conversion Ratio, as applicable to the Mandatory Conversion or an exercise of the Conversion Right pursuant to § 6 in each case, are herein referred to as the “Conversion Ratio”. The Mandatory Conversion and a Voluntary Conversion (§ 6(1)) are herein referred to as “Conversion”. If the Medium Conversion Ratio is applicable, the adjustment provisions of § 10 shall, with the exception of § 10(7)(b) and (c), not apply.

     (2) Definitions. In these Terms and Conditions:

     (a) “Reference Share Price” means the arithmetic average of the volume weighted daily Closing Prices of the Shares on the 20 consecutive Trading Days ending on the third Trading Day immediately preceding the Final Conversion Date rounded to the nearest full cent with 0.005 being rounded upwards.

     (b) “Initial Share Price” means the arithmetic average of the volume weighted daily Closing Prices of the Shares on the 10 consecutive Trading Days following and including the first Trading Day of the Shares in the XETRA-system of Deutsche Börse AG rounded to the nearest full cent with 0.005 being rounded upwards, subject to adjustments pursuant to § 10.

     (c) “Conversion Price” means the Initial Share Price multiplied by 1.15 rounded to the nearest full cent with 0.005 being rounded upwards, subject to adjustments pursuant to § 10.

     (d) “Closing Price” means, on any date of determination, the closing auction price (or, if no closing auction price is reported, the last reported price at which orders were executed) of the Shares in the Xetra-System of Deutsche Börse AG (or a successor system).

     (e) “Trading Day” means a day on which the Frankfurt Stock Exchange is open for trading, the Xetra-System (or a successor system) is in operation and the Shares are not suspended from trading at such exchange.

     (3) No Redemption of Bonds. The delivery of Shares upon the Mandatory Conversion is made in lieu of any payment of principal of the Bonds and shall constitute a discharge of the Issuer from its corresponding obligation to redeem the Principal Amount of the Bonds in cash. Accordingly, as of the Final Conversion Date, a Bondholder shall not have any rights in relation to the Bonds other than the right to have Shares delivered pursuant to § 9, the right for payment for fractional shares (§ 9(2)) and the right to receive the Compensation Amount pursuant to § 10(2), § 10(3) and § 10(4) if so elected by the Issuer. The Mandatory Conversion shall not apply to Bonds that have been declared due by a Bondholder in accordance with § 11.

     (4) Execution of Mandatory Conversion. For purposes of the Mandatory Conversion, the Bonds mandatorily converted must be delivered to the Issuer. Each Bondholder is obliged to deliver the Bonds held by the Bondholder to the Issuer on the Final Conversion Date together with the duly completed and signed Conversion Notice (§ 8(1)) in duplicate form. A claim for delivery of Shares pursuant to and under the conditions of § 9(1) or for compensation in cash for fractions of Shares, if any (§ 9(2)), shall exist only after the Issuer has received the Bonds and the Mandatory conversion has been executed in accordance with sentence 1 of this paragraph.

     (5) Mandatory Conversion of Several Bonds; Payments. Upon the Mandatory Conversion, Shares shall be delivered as soon as practicable after the Final Conversion Date in accordance with § 9(1). Fractions of Shares shall be aggregated for Bonds as provided in § 9(1). Remaining fractions of Shares shall be compensated pursuant to § 9(2).

     (6) Excluded Periods. If the Final Conversion Date would fall within an Excluded Period (§ 6(4)), the Final Conversion Date shall be the first Business Day after such period without any interest or other compensation being due for such additional period.

§ 6
(Voluntary Conversion)

     (1) Conversion Right. Each Bondholder has the right (the “Conversion Right”) to convert each Bond, in whole but not in part, at any time during the Conversion Period (subsection (2)) (each such conversion a “Voluntary Conversion”) at a conversion ratio that is applicable in accordance with the Reference Share Price whereby Reference Share Price in case of an exercise of the Conversion Right means the arithmetic average of the volume weighted daily Closing Prices of the Shares on the 20 consecutive Trading Days ending on the third Trading Day immediately preceding the day on which the Conversion right has been exercised. The number of Shares determined in accordance with the preceding sentence shall be rounded downwards to three decimal points before any aggregation of fractions of Shares pursuant to § 9(1).

     (2) Conversion Period. To the extent not otherwise provided for in subsection (3), the Conversion Right may be exercised from July 20, 2004 until July 20, 2007 (both dates inclusive) (the “Conversion Period”). If the end of the Conversion Period falls on a day which is not a Business Day, the Conversion Period shall terminate on the Business Day immediately preceding such day. If the last day of the Conversion Period falls in an Excluded Period (subsection (3)), the Conversion Period shall terminate on the last Business Day prior to the commencement of such Excluded Period.

     (3) Excluded Period. The exercise of the Conversion Right shall be excluded during any of the following periods (each an “Excluded Period”):

     (a) in connection with any shareholders’ meetings of the Issuer, a period commencing one month prior to the day of the shareholders’ meeting and ending on the third Business Day following such shareholders’ meeting (both dates exclusive);

     (b) a period of 14 days before the end of the financial year of the Issuer; and

     (c) a period commencing on the date on which an offer by the Issuer to its shareholders to subscribe Shares, warrants on own Shares or notes or bonds with conversion or option rights, profit-linked bonds or profit participation rights is published in a mandatory newspaper of general circulation of one of the German stock exchanges where the Shares are admitted for trading, or in the German Federal Gazette (Bundesanzeiger) or by the German Federal Gazette via electronic information, whichever is earlier, and ending on the last day of the subscription period (both dates inclusive).

     (4) Mandatory Conversion Ratio upon Takeover Bid. If a takeover bid as defined in § 29(1) of the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) or a mandatory offer pursuant to § 35 of the German Takeover Act is made to the shareholders of the Issuer, each Bondholder may, during the period commencing six Business Days after the intention to launch the takeover bid is announced pursuant to § 10(1) of the German Takeover Act or an announcement pursuant to § 35(1) of the German Takeover Act is made and ending 10 Business Days prior to the final date on which a holder of shares in the Issuer can accept such takeover bid or mandatory offer (including the additional acceptance period pursuant to § 16(2) of the German Takeover Act) (the “Takeover Period”), exercise its Conversion Right at the Maximum Conversion Ratio (§ 5(1)(a)), provided that (i) together with the Shares delivered on such conversion the Issuer shall pay interest, including interest deferred in accordance with § 3(2), if any, as provided in § 3(1) up to (but not including) the date on which the Voluntary Conversion pursuant to this subsection (4) becomes effective, and (ii) provided further that any such Voluntary Conversion becomes effective one Business Day after the lapse of the Takeover Period.

     (5) Publications. The Issuer shall notify in accordance with § 13 any offer by the Issuer pursuant to subsection (3)(c) or any takeover bid or mandatory offer pursuant to subsection (4) promptly upon publication of the corresponding announcement in the Federal Republic of Germany.

§ 7
(Authorized Capital)

     Authorized Capital. The Shares to be delivered by the Issuer upon Conversion will be issued out of an authorized capital of the Issuer approved on September 15, 2004 in an aggregate amount of up to € 36,517,096, representing 36,517,096 Shares.

§ 8
(Exercise of Conversion Right)

     (1) Conversion Notice. To exercise the Conversion Right pursuant to § 6, the Bondholder must deliver at its own expense during normal business hours to the Issuer a duly completed and signed exercise notice (the “Conversion Notice”) in duplicate form using a form (as from time-to-time current) obtainable from the Issuer.

     (2) Further Requirements for Exercise of Conversion Right. The exercise of the Conversion Right shall further require that the Bonds to be converted be delivered to the Issuer and, if any, any additional requirements arising out of the German Stock Corporation Act (Aktiengesetz) for the execution of the capital increase and its registration in the commercial register of the Issuer to be fulfilled by the Bondholder be fulfilled.

     (3) Conversion Date. The Conversion Right shall be validly exercised on the Business Day on which all of the prerequisites specified in § 8(1), and (2) for the exercise of the Conversion Right have been fulfilled (the “Conversion Date”). In the event that the prerequisites specified in § 8(1) and (2) are fulfilled on a day which falls within an Excluded Period, the Conversion Date shall be the first Business Day after the end of such Excluded Period provided that such day still falls within the Conversion Period; otherwise, the Conversion Right shall not have been validly exercised.

§ 9
(Delivery of Shares; Compensation for Fractions of Shares)

     (1) Delivery of Shares. Upon fulfillment of the prerequisites described in § 8(1) and (2) and the registration of the execution of the capital increase in the commercial register of the Issuer in the amount of Shares necessary for the delivery upon Conversion of Bonds whereby the Issuer is obliged to take all efforts to obtain such registration without undue delay, only full Shares shall be delivered in accordance with the Articles of Association of Issuer in effect at the time of such delivery. Such delivery of Shares has to be made by the Issuer without undue delay after fulfillment of the prerequisites described in sentence 1. The Issuer is obliged to take all efforts to obtain the admission of the Shares to the official market (amtlicher Markt) of the Frankfurt Stock Exchanges with additional post-admission obligations (Prime Standard) in a manner that it has been granted at the time of such delivery. Fractions of Shares shall not be issued. To the extent that any Conversion of one or several Bond(s) results in fractions of Shares, the fractions of Shares resulting from the Conversion of a Bond shall be aggregated and full Shares resulting from such aggregation of fractions of Shares shall be delivered to the extent the Issuer (without any obligation to do so) has ascertained that several Bonds have been converted at the same time for the same Bondholder. The Shares to be delivered shall be transferred to the respective Bondholder as soon as practicable after the Conversion Date or the Final Conversion Date, as the case may be, and after (i) application for the execution of the capital increase in the commercial register of the Issuer which has to be made without undue delay and in compliance with applicable law and (ii) registration of the execution of the capital increase in the commercial register of the Issuer. Until transfer of the Shares has been made no claims arising from the Shares shall exist.

     (2) Fractions of Shares. Remaining fractions of Shares shall not be delivered and shall be compensated in cash as follows: (i) in the event of a Mandatory Conversion, the compensation shall be proportional to the respective fraction of the Reference Share Price (§ 5(2)(a)), rounded to the nearest full cent with 0.005 being rounded upwards; and (ii) in the event of a Voluntary Conversion, the compensation shall be proportional to the respective fraction of the arithmetic average of the daily Closing Prices of the Shares on the 20 consecutive Trading Days ending on the third Trading Day immediately preceding the Conversion Date (§ 8(3)), rounded to the nearest full cent with 0.005 being rounded upwards.

     (3) Payment. Any compensation in cash of fractions of Shares pursuant to § 9(2) shall be effected as soon as practicable after the Conversion Date or the Final Conversion Date, as applicable. No interest shall be due on such amount.

     (4) Taxes. Delivery of Shares and any payment pursuant to § 9(3) are subject to payment by a Bondholder of any taxes or other duties which may be imposed in connection with the Mandatory Conversion or a Voluntary Conversion, the exercise of the Conversion Right or the delivery of the Shares or payment of any amount pursuant to § 9(3). Taxes and duties may be set-off against a payment obligation pursuant to § 9(3), unless the Bondholder has already paid such taxes or duties.

     (5) Conversion Price below Notional Par Value. To the extent that any payment pursuant to § 9(2) or any adjustment pursuant to § 10(1) through (4) is, in the opinion of the Issuer, considered to be a decrease of the effective conversion price (such effective conversion price to be calculated by dividing the Principal Amount by the applicable Conversion Ratio), no payment or adjustment shall be made to the extent that such conversion price for one Share would thereby be reduced below the portion of the share capital of the Issuer allotted to each Share (currently € 1.00).

     (6) Dividends. Shares acquired upon Conversion are entitled to dividends (if any) from the beginning of the financial year of the Issuer in which such Shares are issued.

§ 10
(Dilution Adjustment)

     (1) Capital Increase from Capital Reserves or Retained Earnings, Share Split or Combining of Shares and Capital Decrease.

     (a) Capital Increase from Capital Reserves or Retained Earnings. In cases where the Issuer increases its share capital from retained earnings or capital reserves, the Conversion Ratio shall be adjusted in accordance with the following formula:

     E’ = E x      Nn
                        No

     where:

     E’ = the adjusted Conversion Ratio,

     E = the Conversion Ratio on the Record Date,

     Nn = number of Shares outstanding after the capital increase, and

     No = number of Shares outstanding before the capital increase.

     (b) Share Split or Combining of Shares. In cases where the Issuer

     (i) increases the number of outstanding Shares by reducing the interest in the share capital represented by each Share (share split),
          or

     (ii) reduces its capital by combining its Shares,

the Conversion Ratio shall be adjusted in accordance with subsection (a) to the extent not otherwise provided for in the following provisions.

     (c) Capital Decrease. In the event of a decrease in the share capital of the Issuer, which is solely the result of a reduction of the interest in the share capital represented by each Share, the Conversion Ratio shall remain unchanged upon Conversion save that the relevant Shares shall be delivered with their respective new portion of the share capital allotted to them.

     (2) Capital Increase against Contributions with Subscription Rights. If the Issuer increases its share capital through the issue of new Shares against contribution while granting its shareholders a direct or indirect subscription right (§§ 182, 186 of the German Stock Corporation Act), at the election of the Issuer, (i) the Issuer shall either grant each Bondholder the right to subscribe to the number of new Shares to which such Bondholder would have been entitled to subscribe, had the Bondholder exercised the Conversion Right immediately prior to the Record Date (subsection (11)), or (ii) the Conversion Ratio shall be adjusted in accordance with the following formula:

1
E’ = E x	No Nn	x	(1 –	1 + D K	) +	1 + D K

     where:

E’	=	the adjusted Conversion Ratio,
E	=	the Conversion Ratio on the Record Date,
No	=	the number of Shares outstanding before the capital increase,
Nn	=	the number of Shares outstanding after the capital increase,
I	=	the issue price of the new Shares,
D	=
the disadvantage (not discounted) for dividends to which the new Shares are not entitled in relation to old Shares as determined by Eurex Deutschland (“Eurex”) or, if not available from Eurex until the Record Date (because options on the Shares are not traded on Eurex or for any other reason), as determined by the Deutsche Bank AG, Frankfurt am Main (Attn. Corporate Actions/Warrants, Wilhelm Fay Str. 31 – 37, D-65963 Frankfurt am Main, Federal republic of Germany, Telefax: +49 69 910-65649) (the “Deutsche Bank”), using equitable discretion (§ 317 German Civil Code), and

K	=
the average, weighted by volume, of the Closing Prices of the Shares on the last three Trading Days on which the Shares are traded “cum”, as calculated by Deutsche Bank. In the event that such prices are not available for any reason, the last available Closing Price of the Shares immediately prior to the Record Date shall apply.

     There shall be no adjustment of the Conversion Ratio if E’, by applying the above formula, would be less than E.

     At the election of the Issuer, instead of granting the subscription right pursuant to (i) or adjusting the Conversion Ratio pursuant to (ii) above, the Issuer shall pay upon Conversion a compensation amount per Bond (the “Compensation Amount”) to each Bondholder that has not yet validly exercised its Conversion Right pursuant to § 6. Such Compensation Amount per Bond shall be equal to the Mandatory Conversion Ratio as of the Record Date (provided that for purposes of determining the applicable Mandatory Conversion Ratio the Reference Share Price shall be equal to the arithmetic average of the Closing Prices (§ 5(2)) of the Shares on the 20 Trading Days immediately prior to the first Trading Day on which the Shares are traded (“ex rights”) multiplied by the closing price of the right to subscribe to the relevant securities quoted on the Frankfurt Stock Exchange on the Ex Date (subsection (11)) or if such closing price shall not be available, the value of such right as determined by Deutsche Bank, using equitable discretion (§ 317 German Civil Code), rounded to the nearest full cent with 0.005 being rounded upwards. The Compensation Amount shall become due and payable only upon Conversion. § 9(3) and (4) shall apply accordingly. No interest shall be due on such amount.

     (3) Issue of Securities with Preemptive Rights. In cases where the Issuer grants to its shareholders (i) subscription rights in respect of Shares, (ii) securities with subscription, option or conversion rights in relation to Shares of the Issuer (but excluding the granting of subscription rights in the course of capital increases pursuant to subsection (2)), or (iii) subscription rights with respect to other debt securities, participation rights or other securities of the Issuer (“Other Securities”) (in cases (i) through (iii) with the exception of: rights under stock option or stock ownership programs for management or employees of Issuer in the ordinary course of business), at the election of the Issuer, (x) the issuer shall either grant each Bondholder the subscription rights or securities that such Bondholder would have been entitled to had the Bondholder exercised the Conversion Right immediately prior to the Record Date, (y) the Issuer shall pay a Compensation Amount as calculated pursuant to subsection (2) above or (z) the Conversion Ratio shall be adjusted in accordance with the following formula:

     E’ = E x      M
                     M – B

where:

E’	=	the adjusted Conversion Ratio,
E	=	the Conversion Ratio on the Record Date,
M	=	the Average Market Price, and

B	=	the Subscription Value, where B > 0.

     The Compensation Amount provided in the preceding sentence, if any, shall become due and payable only upon Conversion. § 9(3) and (4) shall apply accordingly. No interest shall be due on such amount.

     (4) Adjustment for Distributions. If the Issuer (i) distributes, allots or grants to its shareholders assets (also in the form of a share repurchase where the Issuer grants to its shareholders put options, but excluding any Cash Dividend and rights under stock option or stock ownership programs for management or employees of the Issuer in the ordinary course of business) or debt securities or warrants or conversion rights (with the exclusion of the rights mentioned above in subsection (3)), or (ii) pays a Cash Dividend (subsection (11)) (each of the cases (i) and (ii) a “Distribution”), then the Conversion Ratio shall be adjusted in accordance with the following formula:

                    M
E’ = E x    M–F

where:

E’	=	the adjusted Conversion Ratio,
E	=	the Conversion Ratio on the Record Date,
M	=	the Average Market Price, and
F	=
in case of (i): the fair market value of the Distribution on the Record Date as determined by Deutsche Bank using equitable discretion (§ 317 German Civil Code) on the basis of the evaluation of an independent expert (the “Fair Market Value”), calculated on a per share basis, provided that if in the case of a share repurchase where the Issuer grants to its shareholders put options, “F” shall be the Put Option Value (subsection (11)), or in case of (ii): the Extraordinary Dividend, calculated on a per share basis, provided that in cases (i) and (ii): F > 0.

     At the election of the Issuer, instead of adjusting the Conversion Ratio upon payment of a Cash Dividend as provided above, the Issuer shall pay to each Bondholder which has not yet validly exercised its Conversion Right pursuant to § 6 a cash compensation amount per Bond (the “Dividend Compensation Amount"). Such Dividend Compensation Amount per Bond shall be equal to the Maximum Conversion Ratio multiplied by an amount equal to the Cash Dividend. The Dividend Compensation Amount shall become due and payable five business Days after payment of the Cash Dividend by the Issuer to its shareholders. § 9(3) and (4) shall apply accordingly. No interest shall be due on such amount.

     (5) Merger; Reorganization. In the event of a merger (§ 2 German Transformation Act; “Verschmelzung”) of the Issuer as transferor entity within the meaning of the German Transformation Act (“Umwandlungsgesetz”) or in the event of a split-up of the Issuer (§ 123 (1) German Transformation Act; “Aufspaltung”) or a spin-off (§ 123 (2) German Transformation Act; “Abspaltung”), a Bondholder shall have the right to receive equivalent securities as provided by § 23 of the German Transformation Act.

     (6) Other Events. In the event of a merger whereby the Issuer is the acquiring entity, of a drop-down of one or more parts of its assets by the Issuer (§ 123 (3) German Transformation Act; “Ausgliederung”) or of an analogous event, the Conversion Ratio shall remain unchanged.

     (7) Multiple Adjustment; Inverse Adjustment of Conversion Price and Initial Share Price.

     (a) If adjustments of the Conversion Ratio are required under more than one of the subsections (1) (a), (1) (b), (2), (3), and (4), and the Record Date for such adjustments shall occur on the same date, then, unless the order of the events requiring such adjustments is otherwise specified by the Issuer, such adjustments shall be made by applying, first, the provisions of subsection (1) (b), second, the provisions of subsection (4), third, the provisions of subsection (1) (a), fourth, the provisions of subsection (2), and finally the provisions of subsection (3).

     (b) In case the Conversion Ratio is adjusted pursuant to subsections (1) through (4) above, the Conversion Price (§ 5(2)(c)) and the Initial Share Price (§ 5(2)(b)) shall be adjusted in the inverse proportion to the adjustment of the Conversion Ratio for purposes of determining whether the Maximum Conversion Ratio, the Minimum Conversion Ratio or the Medium Conversion Ratio is applicable pursuant to § 5(1) but shall remain unadjusted for purposes of calculating the Mandatory Conversion Ratio once the applicable Mandatory Conversion Ratio has been determined.

     (c) If the Issuer does not elect an adjustment of the Conversion Ratio pursuant to subsections (1) through (4) above, but elects the payment of a Compensation Amount pursuant to § 10(2) or

§ 10(3) or a Dividend Compensation Amount pursuant to § 10(4) or elects any adjustment other than the adjustment of the Conversion Ratio, for the purposes of determining whether the Maximum Conversion Ratio, the Minimum Conversion Ratio or the Medium Conversion Ratio is applicable pursuant to § 5(1), the Conversion Price and the Initial Share Price shall be adjusted in the inverse proportion to the adjustment of the Conversion Ratio which would have taken place had the Issuer elected to adjust the Conversion Ratio but shall remain unadjusted for purposes of calculating the Mandatory Conversion Ratio once the applicable Mandatory Conversion Ratio has been determined.

     (8) Other Adjustments. If any other event occurs which in the opinion of Deutsche Bank affects the Conversion Ratio, Deutsche Bank shall make such adjustments using equitable discretion in accordance with § 317 of the German Civil Code as Deutsche Bank shall (with the consent of the Issuer) consider appropriate to take account of such event.

     (9) Effectiveness of Adjustments. Adjustments in accordance with the foregoing shall become effective as of the Ex Date, provided the Ex Date is not later than the Final Conversion Date (inclusive).

     (10) Calculations of Adjustments. Adjustments in accordance with the foregoing clauses shall be calculated by Deutsche Bank and shall be (in the absence of manifest error) binding on all parties concerned. The Conversion Ratio determined in accordance with the preceding provisions shall be rounded to four decimal points in accordance with German business practice. Deutsche Bank shall only be liable for making, or not making, adjustments or taking, or not taking, any other measures in connection with the Bonds, if and to the extent that it fails to show the due care of a proper merchant. Deutsche Bank may, jointly with the Issuer, engage the advice or services of any lawyers, accountants or other experts whose advice or services Deutsche Bank may deem necessary and rely, after consultation with the Issuer, upon any advice so obtained (and Deutsche Bank shall incur no liability against the Issuer or the Bondholders in respect of any delay in obtaining expert advice, or any action taken, or not taken, or suffered to be taken, or not taken, in accordance with such advice and in exercising the due care of a proper merchant).

     (11) Definitions. In these Terms and Conditions:

“Cash Dividend” shall refer to the amount of any dividend prior to deduction of any withholding tax.

“Subscription Value” shall mean (calculated on a per share basis):

(i)	the closing price of the right to subscribe own shares or securities with subscription, option or conversion rights in relation to Shares or to subscribe Other Securities on the Ex Date, or

(ii)	in case such price shall not be available, the value of the subscription right which shall be determined by Deutsche Bank using equitable discretion in accordance with § 317 of the German Civil Code.

“Average Market Price” means the arithmetic average of the Closing Prices (§ 7(2)) for each Trading Day for the shorter of (with the proviso that any period shall at least last one Trading Day):

(i)	10 consecutive Trading Days prior to the relevant Record Date, or

(ii)	the period commencing on the Trading Day next succeeding the first public announcement of the relevant issuance or distribution and ending on the last Trading Day prior to the relevant Record Date, or

(iii)	the period commencing on the Ex Date with respect to the next preceding issuance or distribution for which an adjustment was required, and ending on the last Trading Day prior to the relevant Record Date.

“Ex Date” shall mean the first Trading Day on which the Shares are traded “ex dividend” or “ex subscription right” or ex any other right giving rise to an adjustment of the quoted price in the Xetra-System (or a successor system).

“Financial Year” means the financial year as set out in the Articles of Association of the Issuer.

The “Relevant Period” commences on the first Trading Day after the Ex Date of the first of the aggregated Cash Dividends and ends on the Trading Day prior to the Ex Date with respect to the Cash Dividend which caused the calculation of the Extraordinary Dividend, provided that in case there was no Ex Date during the last 365 consecutive day period in the Xetra-System (or a successor system), the Relevant Period shall be the entire period of the 365 consecutive days.

“Record Date” shall mean the time and date being the earlier of (i) the relevant time of the determination of shareholders entitled to receive rights, subscription rights, option or conversion rights, Distributions, or (ii) the Trading Day which immediately precedes the Ex Date.

“Put Option Value” shall mean (calculated on a per share basis):

(i)	the closing price of the right to sell own Shares on the Ex Date, or

(ii)	in case such price shall not be available, the value of the put option which shall be determined by Deutsche Bank.

     (12) Notices of Adjustment. The Issuer shall give notice in accordance with § 13 of an adjustment of the Conversion Ratio and/or any other adjustment in accordance with this § 10.

§ 11
(Termination by Bondholders)

     (1) Events of Default. Each Bondholder is entitled, by notice to a Paying Agent, to declare due and payable its entire claims arising from the Bonds and demand payment of their Principal Amount together with interest accrued thereon, if:

     (a) the Issuer, for any reason whatsoever, either (i) fails to pay interest under the Bonds within 30 days of the relevant due date without having properly exercised the Interest Deferral Right or (ii) fails to perform duly any material obligation under these Bonds, in particular pursuant to § 2(3), and such failure continues for more than 60 days after receipt by the Issuer of a written notice from a Bondholder;

     (b) bankruptcy or insolvency proceedings are commenced by court action against the Issuer, and are not dismissed or stayed within 60 days after the commencement thereof, or the Issuer institutes such proceedings or suspends payments generally, or offers or makes a general arrangement for the benefit of all its creditors; or

     (c) the Issuer enters into liquidation, unless such liquidation is in connection with a merger or any other form of combination with another company and such company assumes all obligations under the Bonds arising from these Terms and Conditions

     The right to declare Bonds due shall terminate if the situation giving rise to it has been cured before the right is exercised.

     (2) Notice. Any notice of termination in accordance with § 11(1) shall be made by the Bondholder by means of a written notice to be delivered by hand or registered mail to the Issuer together with evidence that such Bondholder at the time of such written notice is a holder of the relevant Bond(s). Subject to the provisions of any applicable mandatory law, no event or circumstance other than an event specified in subsection (1) shall entitle any Bondholder to declare any of its Bonds due and payable prior to its stated maturity, save as expressly provided in these Terms and Conditions.

§ 12
(Substitution of Issuer; Transfer of Domicile)

     (1) Substitution. The Issuer or the Substitute Issuer (as defined below) shall without the consent of the Bondholders be entitled at any time to substitute for the Issuer any direct or indirect subsidiary which is at least 75 percent. owned by the Issuer as principal debtor in respect of all obligations arising from or in connection with the Bonds (hereafter the “Substitute Issuer”), provided that:

     (a) the Substitute Issuer, in a manner legally effective, assumes all obligations of the Issuer arising from or in connection with the Bonds and, after such assumption, it is in a position to fulfill all payment obligations arising from or in connection with the Bonds in euro without the necessity of any taxes or duties being deducted or withheld at source and to transfer all amounts which are required therefor to the Bondholders without any restrictions, and that in particular all necessary authorizations to this effect by any competent authority have been obtained; and

     (b) the Substitute Issuer undertakes to reimburse any Bondholder for such taxes, fees or duties which may be imposed upon him in connection with any payments on the Bonds, upon conversion or otherwise, as a consequence of the assumption of the Issuer’s obligations by the Substitute Issuer.

     (2) Release from Obligations. Upon effective substitution of the Issuer as set forth in § 12(1), the Issuer shall be released from any obligation arising from or in connection with the Bonds.

     (3) Publication. Any such substitution shall be notified in accordance with § 18 and shall become effective upon such notification.

     (4) References. In the event of such substitution any reference in these Terms and Conditions to the Issuer shall from then on be deemed to refer to the Substitute Issuer.

     (5) Transfer of Domicile. A transfer of domicile of the Issuer to another country, territory or jurisdiction shall only be permissible if § 12(1), (3) and (4) are complied with mutatis mutandis.

§ 13
(Notices)

     All notices regarding the Bonds shall be notified to the Bondholders by registered mail. Any notice will become effective for all purposes on the date of delivery of the registered mail to the Bondholders.

§ 14
(Prescription)

     (1) Principal. The term for presentation of the Bonds with respect to principal (if any) as laid down in § 801(1) sentence 1 of the German Civil Code shall be reduced to ten years.

     (2) Interest. The term for presentation of the Bonds with respect to interest shall be five years after the date on which payment thereof first becomes due and payable.

§ 15
(Miscellaneous)

     (1) Governing Law. The Bonds, with regard to both form and content, as well as all rights and obligations arising from these Terms and Conditions for the Bondholders and the Issuer shall in all respects be governed by German law.

     (2) Place of Performance. Place of performance shall be Leverkusen, Federal Republic of Germany.

     (3) Place of Jurisdiction. To the extent legally permissible, exclusive place of jurisdiction for all proceedings arising from matters provided for in these Terms and Conditions shall be Cologne, Federal Republic of Germany.

§ 16
(Language)

     These Terms and Conditions are written in the German language and provided with an English language translation. The German version shall be the only legally binding version. The English translation is for convenience only.

Private and confidential

Bayer AG
Vorstand Finanzen
Geb. W11
51368 Leverkusen
Germany

Lanxess AG
Vorstand Finanzen
Geb. K10
51368 Leverkusen
Germany

15 September 2004

Members of the Management Boards,

We understand that Bayer AG (“Bayer”) plans to spin-off the majority of its chemicals business and parts of its polymers business to its shareholders. On completion of the Spin-off, Bayer’s shareholders are expected to receive, pro-rata to their holdings in Bayer, shares in a company called Lanxess AG (“Lanxess”), which shares are expected to be listed on the Frankfurt stock exchange (the “Spin-off”). The consent of the Bayer shareholders to the Spin-off will be sought at an extraordinary shareholder meeting planned for 17 November 2004.

We understand that as part of its stand-alone debt financing, Lanxess has as of today issued to Bayer a bond mandatorily convertible into new ordinary shares (the “Shares”) of Lanxess (the “Mandatory”) for Euro 200 million on the terms and conditions (the “Terms and Conditions”) attached in Appendix A.

Deutsche Bank AG (“Deutsche Bank”) and Morgan Stanley & Co. International Limited (“Morgan Stanley”) have been requested by Bayer to present to the Management Boards of Bayer and Lanxess, on the basis of and subject to the agreements between Bayer and Deutsche Bank dated January 26, 2004, and Bayer and Morgan Stanley dated September 13, 2004, respectively, their views on the coupon and premium levels of the Mandatory relative to the terms of similar instruments issued and trading in the international capital markets.

We have noted the following Terms and Conditions of the Mandatory:

•	Subordinated within the Lanxess capital structure

•	Maturity of 3 years

•	premium of 15%

•	coupon of 6%, payable quarterly

•	conversion price calculation mechanism

•	variable conversion ratio mechanism and

•	anti-dilution provisions.

In expressing our views on the proposed coupon and premium level of the Mandatory you understand that we have assumed that Lanxess debt will receive a senior, unsecured rating in the lower investment grade range; that Lanxess will not make any dividend payments or capital distributions for the financial years ending on 31 December 2004 and 2005; that upon the issuance of the Shares, there will be a liquid market for buyers and sellers of Shares; and that the Spin-off and the formation of Lanxess and its capital structure will be accomplished in a legally binding and valid manner.

In forming our view set forth in this letter, we have reviewed amongst other things the “at-issue” terms and secondary market trading characteristics of securities that we deemed comparable to the Mandatory. Noting the absence of a trading history for the Shares, we have also considered the trading statistics of publicly traded shares issued by companies that we considered comparable to Lanxess. Further, we note that, due to legal constraints, the Mandatory contains the special feature that shares upon conversion will be created out of authorized capital of Lanxess instead of conditional capital which has not been taken into account in the assessment of its coupon and premium levels. In addition, we assume that the holder of the Mandatory will be able to reclaim the withholding tax on coupon payments. We have also considered such other factors and performed such other analyses, as we have deemed appropriate.

In preparing this letter, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of the Mandatory. Nor did we conduct any analysis of either the fundamental value or the expected market value of Lanxess or its securities. We note that aside from the effect of the conversion premium and the variable conversion ratio, the conversion price of the Mandatory will be determined by the market price of the Shares during the first ten days after they begin trading.

Deutsche Bank and Morgan Stanley have relied, without independent verification, on the accuracy and completeness of the information provided by Bayer and its legal advisors and publicly available information. Deutsche Bank and Morgan Stanley have assumed such accuracy and completeness for the purpose of rendering this letter and make no representation or warranty with respect thereto. We have not reviewed the accounting or tax treatment of the Mandatory. Our views are necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update this letter at any future date.

This letter is intended exclusively for the Management Boards of Bayer and Lanxess. It is neither a recommendation nor a fairness opinion in relation to the contemplated decision by Lanxess to issue the Mandatory as described in the Terms and Conditions nor to subscribe to the Mandatory by Bayer.

Our services and the views expressed herein are provided at your request in the context of the proposed issue of the Mandatory and are solely for the benefit of the Management Boards of Bayer and Lanxess. We make no representation as to the adequacy or sufficiency of this letter for your purposes. This letter and its contents may not be used or relied upon for any other purpose or by any other person and may not be disclosed to persons other than the Management Boards of Bayer and Lanxess except, with the written authorisation of both Deutsche Bank and Morgan Stanley. Notwithstanding the foregoing, it may be disclosed in its entirety in the report required to be delivered to Bayer shareholders regarding the Spin-off from Bayer. Deutsche Bank and Morgan Stanley do not assume any responsibility towards any persons other than the Management Boards of Bayer and Lanxess. This letter is not and shall not by way of interpretation be considered a contract for the benefit of third parties (including, but not limited to any current or future shareholders of Bayer or Lanxess) within the meaning of §328 of the German Civil Code. This letter does not constitute a recommendation to the shareholders of Bayer in respect of any of the matters to be considered at an extraordinary shareholder meeting of Bayer planned for 17 November 2004. Neither does this letter constitute an offer to enter into any transaction relating to the Mandatory or a commitment to make such an offer.

Deutsche Bank and Morgan Stanley are acting as joint financial advisors to Bayer in connection with the Spin-off, for which we expect to receive compensation, a portion of which is contingent on the completion of the Spin-off. In the past, Deutsche Bank, Morgan Stanley and their affiliates have provided financial advisory and financing services to Bayer and have received fees for the rendering of these services. In addition to our roles in connection with the Spin-off, Deutsche Bank and/or Morgan Stanley may engage in commercial and investment banking activities, from time to time, with Bayer, Lanxess, their respective affiliates and/or controlled subsidiaries. Deutsche Bank and Morgan Stanley are active in the securities trading business, which could lead to either of us holding principal or third party positions in securities of Bayer and/or Lanxess.

On the basis of and subject to the foregoing, we consider that the coupon and premium levels of the Mandatory are broadly consistent with the terms that exist for similar instruments in the international capital markets.

This letter speaks as of its date and shall be governed by and construed in accordance with German law.

Deutsche Bank AG	Morgan Stanley & Co.
International Limited

Appendix A: Terms and Conditions of the Mandatory
(not enclosed)

F.

Auditors’ Report on the Spin-Off

This document is a non-binding convenience translation of the German-language original. In case of any discrepancy between the English and German versions, the German-language original shall prevail.

Report
concerning the Audit of the Spin-Off
pursuant to §§ 125 Sentences 1, 9 of the German Transformation Act
of Portions of the Assets and Liabilities of
Bayer Aktiengesellschaft,
Leverkusen
to
LANXESS Aktiengesellschaft,
Leverkusen

STÜTTGEN & HAEB AG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT
DÜSSELDORF BERLIN HAMBURG SOLINGEN
BENRATHER SCHLOSSALLEE 85-87
40597 DÜSSELDORF
TELEPHONE: 0211/7377760
FACSIMILE: 0211/73777659
INTERNET: HTTP://WWW.WIRTSCHAFTSPRUEFUNG.COM

A.	The Mandate and its Execution		373
B.	Nature and Scope of the Spin-Off Audit		375
C.	Audit of the Draft Spin-Off Agreement		378
	I.	Name and Registered Office of the Legal Entities Involved	378
	II.	Agreement Concerning the Transfer of Assets	378
	III.	Distribution Ratio	379
	IV.	Details of the Transfer of Shares	379
	V.	Entitlement of New Shares to Profit Participation	379
	VI.	Spin-Off Effective Date	380
	VII.	Grant of Special Rights for Certain Shareholders or for Holders of Special Rights	380
	VIII.	Grant of Special Advantages	381
	IX.	Allocation of Assets and Liabilities	381
	X.	Allocation of Shares	387
	XI.	Consequences for Employees and their Representative Bodies	387
D.	Results of Audit and Concluding Statement on the Reasonableness of the Distribution Ratio upon Corresponding Application of §12 paragraph 2 of the German Transformation Act (Umwandlungsgesetz)		390

Appendices

Appendix 1:	General Terms and Conditions

A.	The Mandate and its Execution

Bayer Aktiengesellschaft, Leverkusen (hereinafter, “Bayer AG”), intends to transfer portions of its assets and liabilities to LANXESS Aktiengesellschaft, Leverkusen, by way of a Spin-Off pursuant to § 123 paragraph 2 number 1 of the German Transformation Act (Umwandlungsgesetz) (spin-off for acquisition). The Spin-Off encompasses in particular the major portions of the domestic and foreign chemical operations as well as portions of the domestic and foreign polymer operations of Bayer Group, which are bundled together in the 100% subsidiary LANXESS Deutschland GmbH, Leverkusen, of the Bayer AG.

Details of the Spin-Off are laid down in the draft Spin-Off and Acquisition Agreement (hereinafter, “Draft Spin-Off Agreement”) prepared on September 20, 2004. This Draft Spin-Off Agreement will be submitted to a special stockholders’ meeting of LANXESS AG in September 2004 for purposes of adopting a resolution pursuant to § 125 sentence 1 German Transformation Act (Umwandlungsgesetz) in conjunction with §§ 65 paragraph 1, 13 German Transformation Act (Umwandlungsgesetz). The Spin-Off and Acquisition Agreement to be subsequently concluded between Bayer AG and LANXESS AG will be submitted to the special stockholders’ meeting of Bayer AG on November 17, 2004 pursuant to § 125 sentence 1 German Transformation Act (Umwandlungsgesetz) in conjunction with §§ 65 paragraph 1, 13 German Transformation Act (Umwandlungsgesetz) for purposes of adopting a resolution.

The Draft Spin-Off Agreement is required to be audited pursuant to § 125 German Transformation Act (Umwandlungsgesetz) in conjunction with § 60 paragraph 1 German Transformation Act (Umwandlungsgesetz) according to §§ 9-12 German Transformation Act (Umwandlungsgesetz).

The Spin-Off Report jointly prepared by the boards of management of both companies (§ 127 German Transformation Act (Umwandlungsgesetz)) provides legal analysis of and the economic reasons for the Spin-Off. The Spin-Off Report is not subject to an audit requirement.

By court orders rendered on June 16 and August 9, 2004 (AZ: 82 OH 5/04), Stüttgen & Haeb AG Wirtschaftsprüfungsgesellschaft, Düsseldorf was appointed by the district court (Landgericht) of Cologne as joint auditors of the Spin-Off for both companies involved in the Spin-Off (§ 125 German Transformation Act (Umwandlungsgesetz) in conjunction with §§ 60 paragraph 3, 10 German Transformation Act (Umwandlungsgesetz)).

The documents we had at our disposal for purposes of examining the Draft Spin-Off Agreement are essentially as follows:

•	the Draft Spin-Off Agreement prepared on September 20, 2004,

•	the joint Spin-Off Report of the boards of management of Bayer AG and LANXESS AG,

•	the report of PwC Deutsche Revision AG Wirtschaftsprüfungsgesellschaft, Essen, concerning the audit of the closing balance sheet of Bayer AG as of June 30, 2004,

•	the Articles of Association (Satzung) of Bayer AG and LANXESS AG, each in the version valid on the date the Draft Spin-Off Agreement was prepared.

In carrying out our audit, we complied with the opinion 6/1988 of the Main Technical Committee of the Institute of the Auditors (Hauptfachausschusses des Instituts der Wirtschaftsprüfer) entitled “Examinations of Mergers in accordance with § 340b paragraph 4 German Stock Corporation Act” (“Zur Verschmelzungsprüfung nach § 340b Abs. 4 Aktiengesetz”) which also applies correspondingly to the Spin-Off.[1]

We performed the audit during the months of August and September 2004 in our Düsseldorf offices. All clarifications and evidence requested by us were provided without hesitation. The boards of management of Bayer AG and LANXESS AG each submitted to us a statement on the completeness of the information provided.

The General Terms and Conditions for the Retention of Auditors and Accounting Firms in the January 1, 2002 version are applicable to this audit and our accountability, also towards third parties.

[1]	§ 340b paragraph 4, German Stock Corporation Act (Aktiengesetz) was replaced by § 12 German Transformation Act (Umwandlungsgesetz) effective as of January 1, 1995.

B.	Nature and Scope of the Spin-Off Audit

Pursuant to § 125 sentence 1 in conjunction with §§ 60 paragraph 1, 9-12 German Transformation Act (Umwandlungsgesetz), the Spin-Off is to be audited for completeness and accuracy of the information contained in the Draft Spin-Off Agreement as well as for purposes of determining whether the planned share exchange ratio, the amount of any (additional) cash consideration or the membership rights in the transferee entity constitutes reasonable consideration.

The results of the audit are to be reported in writing. The auditor’s report shall contain a statement as to the reasonableness of the exchange ratio indicating the methods used in determining the proposed exchange ratio, the reasons why their use is appropriate, and what exchange ratio or what amount of consideration would have resulted, had different methods been used (§ 12 German Transformation Act (Umwandlungsgesetz)).

There is no legal requirement specifying the method for determining the exchange ratio. The provisions in § 8 paragraph 1 and § 12 paragraph 2 German Transformation Act (Umwandlungsgesetz) generally assume that an evaluation of the company is necessary. The major portions of its chemical and polymer activities are to be transferred by way of a spin-off of the 100% shareholding in LANXESS Deutschland GmbH in consideration for the granting of shares to the stockholders of Bayer AG. For these purposes, the stock capital of LANXESS AG will be increased. The new shares will be granted solely to stockholders of Bayer AG according to their existing Shareholding in Bayer AG. The transferred assets and liabilities also comprise the 100% shareholding of Bayer AG in LANXESS AG. These shares will also be issued. As a result, the stockholders of Bayer AG will be entitled to all of the shares in LANXESS AG in proportion to their Shareholding in Bayer AG. For this reason, an evaluation of the company for purposes of determining the exchange ratio is not necessary.

Given that the legal concept of reasonableness of the exchange ratio is based on the relative values of the companies (which in this case need not be determined), and, moreover, in the present case no shares are to be exchanged, rather additional shares of LANXESS AG are to be issued to the stockholders of Bayer AG, reference will hereinafter be made to the “distribution ratio” rather than to the “exchange ratio”.

The audit requirement pursuant to § 125 sentence 1 German Transformation Act (Umwandlungsgesetz) and the corresponding application of § 12 paragraph 2 German

Transformation Act (Umwandlungsgesetz) are therefore to be interpreted to the effect that the auditor’s report is to conclude with a statement as to whether there are any objections to the distribution ratio.

The legal requirements for the completeness and accuracy of the Draft Spin-Off Agreement are contained in § 126 paragraph 1 German Transformation Act (Umwandlungsgesetz), pursuant to which the Draft Spin-Off Agreement must in the present case contain as a minimum the following information (§ 126 paragraph 1 nos. 1-11 German Transformation Act (Umwandlungsgesetz)):

(1)	the name and registered office of the entities involved in the Spin-Off;

(2)	the agreement concerning the transfer of part of the assets and liabilities of the transferor entity, in each case in their entirety, in consideration for the grant of shares in the transferee entity;

(3)	the distribution ratio of the shares and the amount of any additional cash consideration;

(4)	details of the distribution of the transferee entity’s shares;

(5)	the date as from which these shares are entitled to participate in profits as well as all particular terms relating to this entitlement;

(6)	the date as from which actions by the transferor entity are deemed to be taken for the account of the transferee entity (“Spin-Off Effective Date”);

(7)	any rights granted by the transferee entity to individual stockholders and holders of special rights, such as non-voting shares, preferential shares, shares with multiple votes, bonds and participating rights, or any planned arrangements for such persons;

(8)	every special advantage conferred on a member of a representative body or supervisory body of one of the entities involved in the Spin-Off, on an auditor of annual accounts or on a Spin-Off auditor;

(9)	a precise description and allocation of the assets and liabilities to be transferred to the transferee entity as well as the operations and parts of operations to be transferred;

(10)	the allocation of the shares of each of the legal entities involved to the shareholders of the transferor entity and the basis for such allocation; and

(11)	the consequences of the Spin-Off for employees and their representative bodies and the planned arrangements in that respect.

The Spin-Off Report jointly prepared by the boards of management of Bayer AG and LANXESS AG setting out the legal and economic explanations and motivations for the Spin-Off, the Draft Spin-Off Agreement and, in particular, the distribution ratio of the shares, is not subject to the statutory Spin-Off Audit. For that reason, it is not the responsibility of the Spin-Off Auditors to render an opinion on the economic efficiency and appropriateness of the Spin-Off. In the context of the spin-off audit, the Spin-Off Report is only of significance insofar as it may serve to identify, if need be, any inconsistency between the statements of the boards of management of the transferee and transferor companies in the Spin-Off Report and the provisions in the Spin-Off Agreement which could raise doubts as to the completeness and accuracy of the Draft Spin-Off Agreement.

C.	Audit of the Draft Spin-Off Agreement

We have examined the Draft Spin-Off Agreement for completeness and accuracy with respect to the information required under § 126 paragraph 1 numbers 1-11 German Transformation Act (Umwandlungsgesetz), drawing on the relevant explanations in the joint Spin-Off Report of the boards of management. Based on our audit, we conclude that the Draft Spin-Off Agreement completely and accurately contains the required information and therefore complies with the relevant statutory provisions. With respect to other contractual provisions, in particular with respect to the Master Agreement, which is an integral part of the Draft Spin-Off Agreement, our audit has not revealed any cause for objection.

The following comments relate to the specific information required under § 126 paragraph 1 numbers 1-11 German Transformation Act (Umwandlungsgesetz):

I.	Name and Registered Office of the Legal Entities Involved (§ 126 paragraph 1 number 1 German Transformation Act (Umwandlungsgesetz))

The name and registered office of the companies involved are stated in the preamble to the Draft Spin-Off Agreement and correspond to the articles of association of the companies and the entries in the commercial register of Cologne.

II.	Agreement Concerning the Transfer of Assets (§ 126 paragraph 1 number 2 German Transformation Act (Umwandlungsgesetz))

Pursuant to §§ 1, 15 of the Draft Spin-Off Agreement, Bayer AG will transfer part of its assets in its entirety with all rights and obligations to LANXESS AG in consideration for LANXESS AG shares to be granted to Bayer AG stockholders according to their present shareholding in Bayer AG (Spin-Off maintaining proportionality of ownership). The planned stock capital in crease by LANXESS AG for purposes of effecting the Spin-Off is described in § 15 of the Draft Spin-Off Agreement.

III.	Distribution Ratio (§ 126 paragraph 1 number 3 German Transformation Act (Umwandlungsgesetz))

As stated above, in the present case the carrying out of a company evaluation for purposes of determining or reviewing the distribution ratio is not necessary. All shares of the transferee entity (LANXESS AG) will be granted exclusively to the stockholders of the transferor entity (Bayer AG) in the ratio of 10 registered no-par bearer shares of Bayer AG to one registered no-par bearer share of LANXESS AG. The necessary information concerning the distribution ratio is contained in § 15 paragraph 1 of the Draft Spin-Off Agreement.

IV.	Details of the Transfer of Shares (§ 126 paragraph 1 number 4 German Transformation Act (Umwandlungsgesetz))

In § 15 paragraph 5 of the Draft Spin-Off Agreement, the following details of the transfer of LANXESS AG shares are given: Bayer AG will appoint Deutsche Bank AG, Frankfurt am Main, as trustee for receiving the shares to be granted by LANXESS AG. LANXESS AG will transfer possession of the shares to the trustee prior to the registration of the Spin-Off in the commercial register of LANXESS AG. No costs will arise for stockholders (see, § 15 paragraph 1 of the Draft Spin-Off Agreement).

V.	Entitlement of New Shares to Profit Participation (§ 126 paragraph 1 number 5 German Transformation Act (Umwandlungsgesetz))

According to § 4 and § 15 paragraph 2 of the Draft Spin-Off Agreement, the shares to be granted by LANXESS AG will participate in profits as of January 1, 2004.

In the event that the Spin-Off is not entered into the commercial register of Bayer AG by January 31, 2005, the shares granted as consideration will first be entitled to participate in profits as of January 1, 2005 (§ 15 paragraph 2 in conjunction with § 2 paragraph 2 of the Draft Spin-Off Agreement). In the event of a further delay in registration of the Spin-Off beyond January 31 of the following year, commencement of profit participation will be postponed by successive one-year-periods.

VI.	Spin-Off Effective Date (§ 126 paragraph 1 number 6 German Transformation Act (Umwandlungsgesetz))

According to § 2 paragraph 1 of the Draft Spin-Off Agreement, the Spin-Off of a part of the assets and liabilities of Bayer AG to LANXESS AG will become effective on July 1, 2004, 0000 hours. From this date onwards, as between Bayer AG and LANXESS AG, dealings with respect to the Spin-Off assets and liabilities will be deemed to be conducted for the account of LANXESS AG.

According to § 2 paragraph 2 of the Draft Spin-Off Agreement, in the event that the Spin-Off is not registered at the commercial register of Bayer AG by January 31, 2005, the Spin-Off of the assets and liabilities of Bayer AG to LANXESS AG will become effective on January 1, 2005, 0000 hours. In the event of a further delay in the registration beyond January 31 of the following year, the effective date will be postponed by successive one-year-periods in keeping with the above.

VII.	Grant of Special Rights for Certain Shareholders or for Holders of Special Rights (§ 126 paragraph 1 number 7 German Transformation Act (Umwandlungsgesetz))

Pursuant to § 16 paragraph 1 of the Draft Spin-Off Agreement, the rights of participants in t he Stock Option Program, the Stock Incentive Program and the Stock Participation Program of Bayer AG will be adjusted in accordance with the principles of the DOW JONES STOXX Index Guide (January 2004, version 7.3; in particular, chapter 6 regarding a Spin-Off). We refer the reader to Appendix 16.1 of the Draft Spin-Off Agreement where these principles are described in detail.

Pursuant to a resolution of the LANXESS AG stockholders’ meeting of September 15, 2004, LANXESS AG has issued a convertible bond to Bayer AG. The terms and conditions of the bond are contained in Appendix 16.2 of the Draft Spin-Off Agreement, to which we herewith make explicit reference. At the same stockholders’ meeting, an authorized capital in the amount of 36,517,096.00 euros was resolved upon and the board of management was authorized, with the approval of the Supervisory Board, to exclude, among other things, subscription rights to the extent necessary in order to be able to issue new no-par shares to the holders of the convertible bond upon the exercise of the conversion rights or in fulfillment of the mandatory conversion arising out of the issuance by LANXESS AG of the convertible bond in the nominal amount of 200,000,000.00 euros as authorized by a resolution of the stockholders’ meeting of September 15, 2004.

Pursuant to § 16 paragraph 3 of the Draft Spin-Off Agreement, no other special rights will be granted to individual stockholders or to holders of special rights and there are no measures planned for the benefit of such persons. Within the scope of our audit, we have not found any indication that special rights have been granted.

VIII.	Grant of Special Advantages (§ 126 paragraph 1 number 8 German Transformation Act (Umwandlungsgesetz))

Pursuant to § 17 of the Draft Spin-Off Agreement, members of the LANXESS AG board of management will be indemnified from any personal liability in connection with any financial information and disclosures contained in the joint Spin-Off Report, in the Appendix to the Spin-Off Report addressed to the US stockholders, or in other documents which build upon that financial information. No additional special advantages for members of the board of management or supervisory board or for the auditors of the companies involved or the joint auditors of the Spin-Off are granted. Within the scope of our audit, we have found no indication of the granting of additional special advantages to such persons.

IX.	Allocation of Assets and Liabilities (§ 126 paragraph 1 number 9 German Transformation Act (Umwandlungsgesetz))

The Draft Spin-Off Agreement must contain a precise description and allocation of the Spin-Off assets and liabilities as well as the operations and parts of operations to be transferred. Pursuant to the provisions of the German Transformation Act (Umwandlungsgesetz), the composition of the Spin-Off assets and liabilities may be freely determined. In principle, the allocation of assets and liabilities is left to the discretion of the legal entities involved.

The objective of the Spin-Off is to create two independent groups, each having its own strategic focus. Accordingly, all shares in LANXESS Deutschland GmbH, in which all major portions of former domestic and foreign chemical activities and portions of the domestic and foreign polymer activities of the Bayer Group are combined, will be spun-off. In addition to the shares in LANXESS Deutschland GmbH, the shares in LANXESS AG and the assets and liabilities and other rights and obligations allocated to the LANXESS Corporate Center, an organizationally independent department within the corporate center of Bayer AG since June 1, 2004, will be transferred.

Upon the Spin-Off becoming effective, generally all assets and liabilities and other rights and obligations of Bayer AG as described in the Draft Spin-Off Agreement will be transferred to LANXESS AG without any additional acts of transfer being necessary. To the extent that certain assets and liabilities and other rights and obligations are not transferred by operation of law or were mistakenly allocated to assets and liabilities remaining with Bayer AG, Bayer AG will transfer these and LANXESS AG will consent to the transfer. To the extent that certain assets and liabilities and other rights and obligations which are not to be transferred under the Draft Spin-Off Agreement are transferred due to legal reasons or are mistakenly allocated to the Spin-Off Assets, LANXESS AG will retransfer these and Bayer AG will consent to the transfer.

Both contract parties will undertake the necessary and appropriate measures and legal acts, and collaborate and endeavor, to obtain the consent of third parties or approvals under public law. For the transitional period as well as in the event that in a specific case a transfer cannot be effected or can only be effected by incurring unreasonable expenses, Bayer AG and LANXESS AG will adopt the same positions as if the transfer had also become effective in relation to third parties as of the effective date.

The Spin-Off Assets are described in detail in §§ 4-9 of the Draft Spin-Off Agreement.

Accordingly, the Spin-Off Assets are as follows:

(1)	Shares in Affiliated Companies

§ 4 of the Draft Spin-Off Agreement, lists and thereby precisely determines the shares in LANXESS Deutschland GmbH and LANXESS AG to be transferred, for each of which the name and registered office as well as the nature and amount of the shareholding is stated and clearly defined in the preamble or § 4 of the Draft Spin-Off Agreement.

Furthermore, § 4 of the Draft Spin-Off Agreement provides that all rights and obligations relating to the shares, in particular, the participating rights (profits), will be transferred together with the shares. With respect to a postponement of the Spin-Off Effective Date and the profit participation rights in such a case, we/the reader refer/make reference to Sections

C(V) and C(VI) of our report. Pursuant to § 4 of the Draft Spin-Off Agreement, Bayer AG will not make any withdrawals from LANXESS Deutschland GmbH and agrees, in its capacity as shareholder, to allocate the earnings of the relevant year to retained earnings.

(2)	Employment Contracts

The employment contracts concerned are those of employees in the Corporate Center of Bayer AG including all rights and obligations arising out of these employment contracts (e.g., pension provisions); the relevant contracts/employees can be ascertained by reference to the personnel numbers (Appendix 18.1 of the Draft Spin-Off Agreement). Pursuant to § 5 paragraph 1 of the Draft Spin-Off Agreement, the employment contracts of those employees who have given or will have given their consent by the consummation date will be transferred. All employment contracts which are concluded with additional employees between the Spin-Off Effective Date and the consummation date for employment in the LANXESS Corporate Center, including all rights and obligations, will also be transferred with the consent of these employees.

(3)	Agreements and Legal Status Arising from Agreements

In Appendix 5.2 of the Draft Spin-Off Agreement, the utilization agreements which are to be transferred under § 5 paragraph 2 of the Draft Spin-Off Agreement concerning the office and business equipment used by employees of the LANXESS Corporate Center (exclusively computer hardware) are listed, giving the serial numbers, etc. Therefore, the clear definition requirement has been satisfied.

Pursuant to § 5 paragraph 3 of the Draft Spin-Off Agreement, the service agreement entered into between Bayer AG and LANXESS Deutschland GmbH concerning the performance of services of the LANXESS Corporate Center of Bayer AG, concluded on June 30, 2004, will be transferred to LANXESS AG.

Appendix 5.4 of the Draft Spin-Off Agreement specifies the automobile lease agreements to be transferred pursuant to § 5 paragraph 4 for automobiles used by employees of the LANXESS Corporate Center, giving the personnel numbers of those respective employees, etc.

(4)	Office and Business Equipment

Pursuant to § 6 of the Draft Spin-Off Agreement, Appendix 6 of the same agreement contains a list of the personal computers or laptops and, among other things, their serial numbers as well as an automobile described by model and initial registration which are allocated to the LANXESS Corporate Center and will be transferred.

(5)	Claims

Pursuant to § 7 of the Draft Spin-Off Agreement, claims arising out of agreements transferred pursuant to § 5 of the Draft Spin-Off Agreement as well as all claims arising out of the employer house building loans granted to employees allocable to the LANXESS Corporate Center will be transferred. These claims will be determined based on the Spin-Off balance sheet and the allocation to agreements and employees. Further, pursuant to § 9 of the Draft Spin-Off Agreement, the claims under the loans along with interest claims pertaining thereto, as described in the corresponding Appendix 9 will be transferred.

(6)	Duties and Liabilities

Pursuant to § 7 paragraph 2 number 1 of the Draft Spin-Off Agreement, the liabilities arising out of agreements transferred pursuant to § 5 paragraph 2-4 of the Draft Spin-Off Agreement will be transferred.

The liabilities arising out of, or in connection with, employment contracts transferred pursuant t o § 5 paragraph 1 of the Draft Spin-Off Agreement or pursuant to § 613a of the German Civil Code (Bürgerliches Gesetzbuch) or which are terminated between the Spin-Off Effective Date and the consummation date but would have been transferred had they not been terminated, will be transferred pursuant to § 7 paragraph 2 number 2 of the Draft Spin-Off Agreement.

The same applies to liabilities arising out of existing employee stock programs of Bayer AG pursuant to § 7 paragraph 2 number 3 of the Draft Spin-Off Agreement.

Pursuant to § 7 paragraph 2 number 4 of the Draft Spin-Off Agreement, all other liabilities reported on the balance sheet and allocated to the LANXESS Corporate Center will be transferred.

All rights and obligations arising out of existing pension commitments of Bayer AG towards employees allocable to the LANXESS Corporate Center having existing employment contracts on the consummation date or whose employment contracts are terminated or will terminate between the Spin-Off Effective Date and the consummation date, and their successors, will be transferred pursuant to § 9 paragraph 1 of the Draft Spin-Off Agreement to LANXESS AG.

The determination of the liabilities is based on the Spin-Off Balance Sheet and the allocation to agreements and employees.

(7)	Costs and Taxes

§ 23 of the Draft Spin-Off Agreement governs allocation of costs and taxes in connection with the notarization and execution of the agreement, the stockholders’ meetings to be held and registrations with sufficient clarity.

(8)	Apportionment of Liability

Pursuant to § 14 of the Draft Spin-Off Agreement, all claims and rights of LANXESS AG against Bayer AG based on the quality and state of the assets and liabilities to be transferred by Bayer AG under the terms of the Draft Spin-Off Agreement as well as the Spin-Off Assets in their entirety are expressly excluded.

§ 22 paragraph 2 of the Master Agreement, which is an integral part of the Draft Spin-Off Agreement, governs, along with other provisions, in particular the apportionment of liability between Bayer AG and LANXESS AG in the areas of environmental law, antitrust law and product liability.

§ 6 of the Master Agreement provides for terms with respect to the liability for environmental damage agreed as between the parties involved. Areas, real properties or sold companies, operations, production factories and plants, for which the liability is to be stipulated as well as the apportionment of liability between Bayer AG and LANXESS AG, are clearly defined in Appendices 6.1.1, 6.4 and 6.5 of the Agreement. Pursuant to the terms of § 6 of the Master Agreement, LANXESS AG is generally liable for environmental contamination arising from real properties allocated to the LANXESS operations, unless otherwise stipulated in the purchase and acquisition agreements listed in Appendix 6.4 or in § 6.5 and Appendix 6.5. The same applies to Bayer AG with respect to real properties not allocated to the LANXESS operations. Liability of LANXESS AG and its affiliated companies for environmental contamination which were caused before July 1, 2004, 0000 hours and for measures within the meaning of the terms in § 6, paragraph 6, number 2 of the Master Agreement which were initiated by December 31, 2009, is generally limited to 350,000,000.00 euros pursuant to § 6 paragraph 6 of the Master Agreement.

With respect to product liability claims, § 7 of the Master Agreement provides for terms as between the parties. The products, sold companies, operations, factories and plants, lines of business and business areas or trade names for which liability is to be stipulated as well as the apportionment of liability between Bayer AG and LANXESS AG are clearly defined in Appendices 7.3, 7.4.1, 7.4.2 and 7.4.3. According to the terms in § 7 of the Master Agreement, LANXESS AG is generally liable for duties and liabilities arising out of, or in connection with, defective products which were introduced into the market as of July 1, 2004, 0000 hours until the consummation date or which are still marketed by an active LANXESS operation. Moreover, LANXESS AG is liable under the terms set out in §§ 7 paragraphs 2 and 4 and the corresponding Appendices 7.3, 7.4.1, 7.4.2, and 7.4.3. The same applies correspondingly to Bayer AG with respect to products not allocated to LANXESS operations.

With respect to antitrust liability, § 8 of the Master Agreement provides for terms stipulated as between the parties. According thereto, LANXESS AG is generally liable for antitrust claims arising out of antitrust violations which were committed by LANXESS operations and any tax burdens arising therefrom. The same applies correspondingly to Bayer AG for Bayer operations. Pursuant to § 8 paragraph 2 of the Master Agreement, the liability of LANXESS AG for antitrust violations of the former rubber operations of Bayer AG and for which proceedings are pending or have been initiated or for which steps have been taken to initiate proceedings is generally limited to 30%, but no more than 100,000,000.00 euros, not including any tax burden.

(9)	Changes in Assets and Liabilities

§ 3 paragraph 2 of the Draft Spin-Off Agreement provides that the additions or disposals of assets and liabilities occurring as of July 1, 2004, 0000 hours as well as of other rights and duties which are to be allocated to the Spin-Off assets will be taken into account. According to general legal principles, only those items may be transferred which are to be allocated to the assets and liabilities of the transferor entity on the date the Spin-Off becomes effective (the date of registration in the commercial register of the transferor entity). This ensures that any changes in assets and liabilities occurring between the date governing the separation of the transferred assets (Spin-Off Effective Date) and the Spin-Off becoming effective are taken into account. In order to ensure proper determination of the transferred assets, § 3 paragraph 2 of the Draft Spin-Off Agreement provides that, for accounting purposes, Bayer AG will record the transferred assets separately from the assets remaining with Bayer AG.

X.	Allocation of Shares (§ 126 paragraph 1 number 10 German Transformation Act (Umwandlungsgesetz))

Pursuant to § 15 of the Draft Spin-Off Agreement, LANXESS AG will grant to stockholders of Bayer AG one registered no-par bearer share of LANXESS AG for every 10 registered no-par bearer shares of Bayer AG. The stockholders will therefore receive stock in LANXESS AG in proportion to their former shareholdings in Bayer AG. The Draft Spin-Off Agreement contains the necessary particulars in this respect. For these purposes, the LANXESS AG shares previously held by Bayer AG as well as the newly issued shares created by the capital increase of LANXESS AG will be available.

XI.	Consequences for Employees and their Representative Bodies (§ 126 paragraph 1 number 11 German Transformation Act (Umwandlungsgesetz))

The consequences of the Spin-Off for employees and their representative bodies as well as planned measures in this respect are set forth in §§ 18-20 of the Draft Spin-Off Agreement.

(1)	Effects on Individual Rights

Upon the Spin-Off becoming effective, the employment contracts contained in Appendix 18.1 of the Draft Spin-Off Agreement will be transferred to LANXESS AG. LANXESS AG will assume the rights and obligations arising out of these employment contracts directly pursuant to § 5 paragraph 1 of the Draft Spin-Off Agreement or by corresponding application of § 613a BGB (see § 18 paragraph 1 of the Draft Spin-Off Agreement); amendments to the employment contracts are not planned. In keeping with the agreement concerning compensation of interests concluded between the board of management and the general works council of Bayer AG, dismissals due to operational reasons until December 31, 2007, also at LANXESS, are generally excluded.

With respect to rights and duties arising out of pension commitments of Bayer AG, we refer to our comments under Section C(IX), number (6) herein. Moreover, the transferred employees will remain regular members of the pension fund of which they were members on the consummation date.

Further, changes with respect to the collective bargaining commitments applicable to these employment agreements will not take place given that LANXESS AG intends to become a member of the respective regional employers’ associations for the chemical industry and therefore to become bound to the collective bargaining commitments.

The existing works agreements and general works agreements as well as managerial employees’ committee and general managerial employees’ committee agreements will continue to apply to the operations transferred to LANXESS AG.

With respect to the adjustment of entitlements arising out of the employee participation programs due to a dilution of rights from a financial perspective, we refer to our comments under C(VII) herein. § 18 paragraph 8 of the Draft Spin-Off Agreement further provides that adjustments to the internal operations performance criteria are to be made in an appropriate manner. Moreover, that section provides that employees of the LANXESS Group are entitled to incentive payments from the tranches of the stock option and the stock participation programs only for the incentive date which immediately follows the consummation date.

(2)	Effects on Collective Bargaining Commitments

At present, LANXESS AG does not have its own business operations and therefore has no works council or managerial employees’ committee.

The local works councils with responsibility for more than one company will remain in office under an interim mandate until new elections are held and the election results are announced, however for no longer than 12 months after the Spin-Off becomes effective and will therefore also be responsible for the operations and sub-operations of LANXESS AG and LANXESS Deutschland GmbH. They will also form a general works council and a general works committee upon the Spin-Off becoming effective. At the end of the interim mandate, they are responsible for the operations and parts of operations of LANXESS AG and LANXESS Deutschland GmbH. They will also form upon the Spin-Off becoming effective a general works council and a general works committee. At the end of the interim mandate, the employees of LANXESS AG, LANXESS Deutschland GmbH or one of their affiliated companies represented on the respective committees will resign.

The managerial employees’ committee of Bayer Chemicals AG, Leverkusen, will be charged with the carrying out of this interim mandate by the managerial employees’ committees of the companies with an mandate for LANXESS Deutschland GmbH for the period after the Spin-Off becomes effective and also for LANXESS AG. The interim mandate will end upon the election of the new managerial employers’ committee of LANXESS Deutschland GmbH, in 2006 at the latest. Upon the Spin-Off becoming effective, the employees of LANXESS AG, LANXESS Deutschland GmbH or one of their affiliated companies represented in the group spokesperson’s council will resign.

(3)	Effects on the Supervisory Bodies

The supervisory board of LANXESS AG presently consists of three members. Upon the Spin-Off becoming effective, the composition of the supervisory board must satisfy the requirements of the German Co-Determination Act (Mitbestimmungsgesetz). The necessary measures will be initiated by the board of management of LANXESS AG.

The Spin-Off will have no effect on the existence and composition of the supervisory board of Bayer AG nor on the term of office of its members.

D.	Result of Audit and Concluding Statement on the Reasonableness of the Distribution Ratio upon Corresponding Application of § 12 paragraph 2 German Transformation Act (Umwandlungsgesetz)

Based on the results of our due audit, our concluding statement is as follows:

“The Draft Spin-Off Agreement prepared on September 20, 2004 contains the complete and accurate information required by § 126 German Transformation Act (Umwandlungsgesetz). In particular, the transferred assets and liabilities are clearly defined or definable in the Draft Spin-Off Agreement and its Appendices.

Given that all shares of LANXESS AG, Leverkusen, will be issued to the stockholders of Bayer AG, Leverkusen, a company evaluation is irrelevant for the determination of the distribution ratio. This being said, we confirm that we have no objections regarding the distribution ratio according to which the stockholders of Bayer AG will receive one registered no-par share of LANXESS AG in exchange for every 10 registered no-par shares of the Company.”

Düsseldorf, Germany, September 20, 2004

STÜTTGEN & HAEB AG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

Michael Wahlscheidt	Peter Haeb
(auditor)	(auditor)